ENHANCED DISCLOSURE TASK FORCE (EDTF) RECOMMENDATIONS

The Enhanced Disclosure Task Force (EDTF) was established by the Financial Stability Board in May 2012 with the goal of developing fundamental disclosure principles. On October 29, 2012 the EDTF published its report, “Enhancing the Risk Disclosures of Banks”, which sets forth recommendations around improving risk disclosures and identifies existing leading practice risk disclosures.

Below is the index of all these recommendations to facilitate easy reference in the Bank’s annual report and other public disclosure documents available on www.scotiabank.com/investorrelations.

Reference Table for EDTF
			Pages
Type of risk	Number	Disclosure	MD&A	Financial Statements	Supplementary Regulatory Capital Disclosures
General	1	The index of risks to which the business is exposed.	14
	2	The Bank’s risk to terminology, measures and key parameters.	74-78
	3	Top and emerging risks, and the changes during the reporting period.	80-81, 85-91
	4	Discussion on the regulatory development and plans to meet new regulatory ratios.	54-57, 99-102, 114-116
Risk governance, risk management and business model	5	The Bank’s Risk Governance structure.	72-74
	6	Description of risk culture and procedures applied to support the culture.	74-78
	7	Description of key risks from the Bank’s business model.	79
	8	Stress testing use within the Bank’s risk governance and capital management.	75-76
Capital Adequacy and risk-weighted assets	9	Pillar 1 capital requirements, and the impact for global systemically important banks.	54-57	206	3
	10	a) Regulatory capital components.	58		18-21
		b) Reconciliation of the accounting balance sheet to the regulatory balance sheet.			15-16
	11	Flow statement of the movements in regulatory capital since the previous reporting period, including changes in common equity tier 1, additional tier 1 and tier 2 capital.	59-60		74
	12	Discussion of targeted level of capital, and the plans on how to establish this.	54-57
	13	Analysis of risk-weighted assets by risk type, business, and market risk RWAs.	63-67, 79, 123	176, 229	5, 34, 36-47, 59-61, 65, 77, 83
	14	Analysis of the capital requirements for each Basel asset class.	63-67	176, 223-229	13-14, 34-48, 58-61, 65, 70-73
	15	Tabulate credit risk in the Banking Book.	63-67	224	13-14, 34-48, 70-73
	16	Flow statements reconciling the movements in risk-weighted assets for each risk-weighted asset type.	63-67		49, 64, 76
	17	Discussion of Basel III Back-testing requirement including credit risk model performance and validation.	64-66		50-53, 81
Liquidity Funding	18	Analysis of the Bank’s liquid assets.	97-102
	19	Encumbered and unencumbered assets analyzed by balance sheet category.	99
	20	Consolidated total assets, liabilities and off-balance sheet commitments analyzed by remaining contractual maturity at the balance sheet date.	103-105
	21	Analysis of the Bank’s sources of funding and a description of the Bank’s funding strategy.	102-103
Market Risk	22	Linkage of market risk measures for trading and non-trading portfolios and the balance sheet.	96
	23	Discussion of significant trading and non-trading market risk factors.	92-97	228-229
	24	Discussion of changes in period on period VaR results as well as VaR assumptions, limitations, backtesting and validation.	92-97	228-229
	25	Other risk management techniques e.g. stress tests, stressed VaR, tail risk and market liquidity horizon.	92-97	229
Credit Risk	26	Analysis of the aggregate credit risk exposures, including details of both personal and wholesale lending.	85-91, 117-123	186-187, 225-227	5, 34, 36-47, 59-61
	27	Discussion of the policies for identifying impaired loans, defining impairments and renegotiated loans, and explaining loan forbearance policies.		155-157, 187
	28	Reconciliations of the opening and closing balances of impaired loans and impairment allowances during the year.	88, 117-118, 120, 121	187	31-32
	29	Analysis of counterparty credit risk that arises from derivative transactions.	83-84	174-177	82
	30	Discussion of credit risk mitigation, including collateral held for all sources of credit risk.	83-84, 89
Other risks	31	Quantified measures of the management of operational risk.	67, 106
	32	Discussion of publicly known risk items.	71

14  |  2022 Scotiabank Annual Report

Management’s Discussion and Analysis

16	Forward-looking statements

17	Non-GAAP measures

24	Financial highlights

Overview of Performance

25	Financial results: 2022 vs 2021

25	Medium-term objectives

25	Shareholder returns

26	Economic summary and outlook

26	Impact of foreign currency translation

Group Financial Performance

28	Net income

28	Net interest income

30	Non-interest income

31	Provision for credit losses

33	Non-interest expenses

33	Provision for income taxes

34	Fourth quarter review

36	Trending analysis

Business Line Overview

37	Overview

40	Canadian Banking

43	International Banking

47	Global Wealth Management

50	Global Banking and Markets

53	Other

Group Financial Condition

54	Statement of financial position

54	Capital management

67	Off-balance sheet arrangements

70	Financial instruments

71	Selected credit instruments – publicly known risk items

Risk Management

72	Risk management framework

82	Credit risk

92	Market risk

97	Liquidity risk

106	Other risks

Controls and Accounting Policies

110	Controls and procedures

110	Critical accounting policies and estimates

114	Future accounting developments

114	Regulatory developments

116	Related party transactions

Supplementary Data

117	Geographic information

119	Credit risk

124	Revenues and expenses

126	Selected quarterly information

127	Selected annual information

127	Ten-year statistical review

2022 Scotiabank Annual Report  |  15

Management’s Discussion and Analysis

FORWARD LOOKING STATEMENTS

From time to time, our public communications include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission (SEC), or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2022 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “plan,” “goal,” “target,” “project,” “commit,” “objective,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would,” “might,” “can” and “could” and positive and negative variations thereof.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.

We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; changes to our credit ratings; the possible effects on our business of war or terrorist actions and unforeseen consequences arising from such actions; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services, and the extent to which products or services previously sold by the Bank require the Bank to incur liabilities or absorb losses not contemplated at their origination; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; disruptions in or attacks (including cyber-attacks) on the Bank’s information technology, internet, network access, or other voice or data communications systems or services; increased competition in the geographic and in business areas in which we operate, including through internet and mobile banking and non-traditional competitors; exposure related to significant litigation and regulatory matters; climate change and other environmental and social risks, including sustainability that may arise, including from the Bank’s business activities; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; inflationary pressures; Canadian housing and household indebtedness; the emergence of widespread health emergencies or pandemics, including the magnitude and duration of the COVID-19 pandemic and its impact on the global economy, financial market conditions and the Bank’s business, results of operations, financial condition and prospects; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2022 Annual Report, as may be updated by quarterly reports.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2022 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” and “2023 Priorities” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

November 29, 2022

16  |  2022 Scotiabank Annual Report

MANAGEMENT’S DISCUSSION & ANALYSIS

Management’s Discussion and Analysis (MD&A) is provided to enable readers to assess the Bank’s financial condition and results of operations as at and for the year ended October 31, 2022. The MD&A should be read in conjunction with the Bank’s 2022 Consolidated Financial Statements, including the Notes. This MD&A is dated November 29, 2022.

Additional information relating to the Bank, including the Bank’s 2022 Annual Report, are available on the Bank’s website at www.scotiabank.com. As well, the Bank’s 2022 Annual Report and Annual Information Form are available on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Non-GAAP Measures

The Bank uses a number of financial measures and ratios to assess its performance, as well as the performance of its operating segments. Some of these financial measures and ratios are presented on a non-GAAP basis and are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), are not defined by GAAP and do not have standardized meanings and therefore might not be comparable to similar financial measures and ratios disclosed by other issuers. The Bank believes that non-GAAP measures and ratios are useful as they provide readers with a better understanding of how management assesses performance. These non-GAAP measures and ratios are used throughout this report and defined below.

Adjusted results and adjusted diluted earnings per share

The following table presents a reconciliation of GAAP reported financial results to non-GAAP adjusted financial results. Management considers both reported and adjusted results and measures useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest expenses, income taxes and non-controlling interest. Presenting results on both a reported basis and adjusted basis allows readers to assess the impact of certain items on results for the periods presented, and to better assess results and trends excluding those items that may not be reflective of ongoing business performance. Net income and diluted earnings per share have been adjusted for the following:

1.	Amortization of acquisition-related intangible assets:

Costs of $71 million ($97 million pre-tax) (October 31, 2021 – $75 million ($103 million pre-tax)) relate to the amortization of intangible assets recognized upon the acquisition of businesses, excluding software, and are recorded in the Canadian Banking, International Banking and Global Wealth Management operating segments.

2.	Restructuring and other provisions:

In Q4 2022, the Bank recorded a restructuring charge of $66 million ($85 million pre-tax) primarily related to the strategic decision to realign the Global Banking and Markets businesses in Asia Pacific to focus on select banking and capital markets activities in the region. The charge also included reductions in Canadian and international technology employees, driven by ongoing technology modernization and digital transformation.

In the prior year, the Bank recorded a restructuring charge of $93 million ($126 million pre-tax), substantially related to International Banking for the cost of reducing branches and full-time employees, driven by the accelerated customer adoption of digital channels and process automation. The Bank also recorded settlement and litigation provisions in the amount of $46 million ($62 million pre-tax) in connection with the Bank’s former metals business.

These charges were recorded in the Other operating segment.

3.	Support costs for the Scene+ loyalty program:

The Bank recorded costs of $98 million ($133 million pre-tax) to support the expansion of the Scene+ loyalty program to include Empire Company Limited as a partner. These committed costs relate to operational support, transition marketing and technology initiatives and were recognized as an expense in Q4 2022 in the Other operating segment.

4.	Net loss on divestitures and wind-down of operations:

In Q4 2022, the Bank sold its investments in associates in Venezuela and Thailand. Additionally, the Bank wound down its operations in India and Malaysia in relation to its realignment of the business in the Asia Pacific region. Collectively, the sale and wind-down of these entities resulted in a net loss of $340 million ($361 million pre-tax), of which $294 million ($315 million pre-tax) related to the reclassification of cumulative foreign currency translation losses net of hedges, from accumulated other comprehensive income to non-interest income in the Consolidated Statement of Income. This net loss was recorded in the Other operating segment. For further details on these transactions, please refer to Note 36 of the consolidated financial statements.

2022 Scotiabank Annual Report  |  17

Management’s Discussion and Analysis

T1  Reconciliation of reported and adjusted results and diluted earnings per share

As at October 31 ($ millions)	2022	2021
Reported Results
Net interest income	$18,115	$16,961
Non-interest income	13,301	14,291
Total revenue	31,416	31,252
Provision for credit losses	1,382	1,808
Non-interest expenses	17,102	16,618
Income before taxes	12,932	12,826
Income tax expense	2,758	2,871
Net income	$10,174	$9,955
Net income attributable to non-controlling interests in subsidiaries (NCI)	258	331
Net income attributable to equity holders	9,916	9,624
Net income attributable to preferred shareholders and other equity instrument holders	260	233
Net income attributable to common shareholders	9,656	9,391
Diluted earnings per share (in dollars)	$8.02	$7.70
Adjustments
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Net loss on divestitures and wind-down of operations	$361	$–
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	97	103
Restructuring and other provisions	85	188
Support costs for the Scene+ loyalty program	133	–
Total non-interest expense adjusting items (Pre-tax)	$315	$291
Total impact of adjusting items on net income before taxes	676	291
Impact of adjusting items on income tax expense
Net loss on divestitures and wind-down of operations	(21)	–
Amortization of acquisition-related intangible assets	(26)	(28)
Restructuring and other provisions	(19)	(49)
Support costs for the Scene+ loyalty program	(35)	–
Total impact of adjusting items on income tax expense	(101)	(77)
Total impact of adjusting items on net income	575	214
Impact of adjusting items on NCI related to restructuring and other provisions	(1)	(10)
Total impact of adjusting items on net income attributable to equity holders and common shareholders	$574	$204
Adjusted Results
Net interest income	$18,115	$16,961
Non-interest income	13,662	14,291
Total revenue	31,777	31,252
Provision for credit losses	1,382	1,808
Non-interest expenses	16,787	16,327
Income before taxes	13,608	13,117
Income tax expense	2,859	2,948
Net income	$10,749	$10,169
Net income attributable to NCI	259	341
Net income attributable to equity holders	10,490	9,828
Net income attributable to preferred shareholders and other equity instrument holders	260	233
Net income attributable to common shareholders	$10,230	$9,595
Diluted earnings per share (in dollars)	$8.50	$7.87
Impact of adjustments on diluted earnings per share (in dollars)	$0.48	$0.17

18  |  2022 Scotiabank Annual Report

T1A  Reconciliation of reported and adjusted results by business line

	For the year ended October 31, 2022(1)

($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$4,763	$2,667	$1,565	$1,911	$(732)	$10,174
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	249	9	–	–	258
Reported net income attributable to equity holders	4,763	2,418	1,556	1,911	(732)	$9,916
Reported net income attributable to preferred shareholders and other equity instrument holders	6	6	3	4	241	$260
Reported net income attributable to common shareholders	$4,757	$2,412	$1,553	$1,907	$(973)	$9,656
Adjustments
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Net loss on divestitures and wind-down of operations	$–	$–	$–	$–	$361	$361
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	22	39	36	–	–	97
Restructuring and other provisions	–	–	–	–	85	85
Support costs for the Scene+ loyalty program	–	–	–	–	133	133
Total non-interest expenses adjustments (Pre-tax)	22	39	36	–	218	315
Total impact of adjusting items on net income before taxes	22	39	36	–	579	676
Total impact of adjusting items on income tax expense	(6)	(11)	(9)	–	(75)	(101)
Total impact of adjusting items on net income	16	28	27	–	504	575
Impact of adjusting items on NCI related to restructuring and other provisions	–	–	–	–	(1)	(1)
Total impact of adjusting items on net income attributable to equity holders and common shareholders	16	28	27	–	503	574
Adjusted net income (loss)	$4,779	$2,695	$1,592	$1,911	$(228)	$10,749
Adjusted net income attributable to equity holders	$4,779	$2,446	$1,583	$1,911	$(229)	$10,490
Adjusted net income attributable to common shareholders	$4,773	$2,440	$1,580	$1,907	$(470)	$10,230

(1)	Refer to Business Line Overview on page 37.

	For the year ended October 31, 2021(1)

($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$4,155	$2,155	$1,574	$2,075	$(4)	$9,955
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	332	9	–	(10)	331
Reported net income attributable to equity holders	4,155	1,823	1,565	2,075	6	9,624
Reported net income attributable to preferred shareholders and other equity instrument holders	20	21	11	15	166	233
Reported net income attributable to common shareholders	$4,135	$1,802	$1,554	$2,060	$(160)	$9,391
Adjustments
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	$22	$45	$36	$–	$–	$103
Restructuring and other provisions	–	–	–	–	188	188
Total non-interest expenses adjustments (Pre-tax)	22	45	36	–	188	291
Total impact of adjusting items on net income before taxes	22	45	36	–	188	291
Total impact of adjusting items on income tax expense	(6)	(13)	(9)	–	(49)	(77)
Total impact of adjusting items on net income	16	32	27	–	139	214
Impact of adjusting items on NCI related to restructuring and other provisions	–	–	–	–	(10)	(10)
Total impact of adjusting items on net income attributable to equity holders and common shareholders	16	32	27	–	129	204
Adjusted net income (loss)	$4,171	$2,187	$1,601	$2,075	$135	$10,169
Adjusted net income attributable to equity holders	$4,171	$1,855	$1,592	$2,075	$135	$9,828
Adjusted net income attributable to common shareholders	$4,151	$1,834	$1,581	$2,060	$(31)	$9,595

(1)	Refer to Business Line Overview on page 37.

2022 Scotiabank Annual Report  |  19

Management’s Discussion and Analysis

Constant Dollar

International Banking business segment results are analyzed on a constant dollar basis which is a non-GAAP measure. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported, adjusted and constant dollar results for International Banking for prior periods. The Bank believes that constant dollar is useful for readers to understand business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment. The tables below are computed on a basis that is different than the table “Impact of foreign currency translation” in Overview of Performance on page 26.

T2  Reconciliation of International Banking’s reported and adjusted results and constant dollar results

For the year ended October 31 ($ millions)	2021
(Taxable equivalent basis)	Reported results	Foreign exchange	Constant dollar results
Net interest income	$6,625	$147	$6,478
Non-interest income	2,993	119	2,874
Total revenue	9,618	266	9,352
Provision for credit losses	1,574	40	1,534
Non-interest expenses	5,254	105	5,149
Income tax expense	635	30	605
Net Income	$2,155	$91	$2,064
Net income attributable to non-controlling interest in subsidiaries	$332	$24	$308
Net income attributable to equity holders of the Bank	$1,823	$67	$1,756
Other measures
Average assets ($ billions)	$194	$4	$190
Average liabilities ($ billions)	$149	$5	$144

For the year ended October 31 ($ millions)	2021
(Taxable equivalent basis)	Adjusted results	Foreign exchange	Constant dollar adjusted results
Net interest income	$6,625	$147	$6,478
Non-interest income	2,993	119	2,874
Total revenue	9,618	266	9,352
Provision for credit losses	1,574	40	1,534
Non-interest expenses	5,209	102	5,107
Income tax expense	648	32	616
Net Income	$2,187	$92	$2,095
Net income attributable to non-controlling interest in subsidiaries	$332	$23	$309
Net income attributable to equity holders of the Bank	$1,855	$69	$1,786

Reconciliation of average total assets, core earning assets and core net interest income

Earning assets

Earning assets are defined as income generating assets which include deposits with financial institutions, trading assets, investment securities, investments in associates, securities borrowed or purchased under resale agreements, loans net of allowances, and customers’ liability under acceptances.

Non-earning assets

Non-earning assets are defined as cash, precious metals, derivative financial instruments, property and equipment, goodwill and other intangible assets, deferred tax assets and other assets.

Core earning assets

Core earning assets are defined as interest-bearing deposits with financial institutions, investment securities and loans net of allowances. This is a non-GAAP measure. The Bank believes that this measure is useful for readers as it presents the main interest-generating assets of the personal and commercial businesses, and eliminates the impact of trading businesses.

Core net interest income

Core net interest income is defined as net interest income earned from core earning assets. This is a non-GAAP measure.

Net interest margin

Net interest margin is calculated as core net interest income for the business line divided by average core earning assets. Net interest margin is a non-GAAP ratio.

20  |  2022 Scotiabank Annual Report

T3  Reconciliation of average total assets, average earning assets, average core earning assets and net interest margin by business line

Consolidated Bank

For the year ended October 31 (Unaudited) ($ millions)	2022	2021
Average total assets - Reported(1)	$1,281,708	$1,157,213
Less: Non-earning assets	107,536	94,908
Average total earning assets(1)	$1,174,172	$1,062,305
Less:
Trading assets	138,390	142,033
Securities purchased under resale agreements
and securities borrowed	140,557	116,829
Other deductions	62,531	51,750
Average core earning assets(1)	$832,694	$751,693
Net Interest Income - Reported	$18,115	$16,961
Less: Non-core net interest income	(185)	190
Core net interest income	$18,300	$16,771
Net interest margin	2.20%	2.23%

(1)	Average balances represent the average of daily balances for the period.

Canadian Banking

For the year ended October 31 (Unaudited) ($ millions)	2022	2021
Average total assets - Reported(1)	$429,528	$380,772
Less: Non-earning assets	4,092	4,102
Average total earning assets(1)	$425,436	$376,670
Less:
Other deductions	23,482	17,382
Average core earning assets(1)	$401,954	$359,288
Net Interest Income - Reported	$9,001	$8,030
Less: Non-core net interest income	–	–
Core net interest income	$9,001	$8,030
Net interest margin	2.24%	2.23%

(1)	Average balances represent the average of daily balances for the period.

International Banking

For the year ended October 31 (Unaudited) ($ millions)	2022	2021
Average total assets - Reported(1)	$206,550	$194,124
Less: Non-earning assets	17,808	15,218
Average total earning assets(1)	$188,742	$178,906
Less:
Trading assets	4,978	5,812
Securities purchased under resale agreements
and securities borrowed	1,265	–
Other deductions	6,781	6,581	(2)
Average core earning assets(1)	$175,718	$166,513
Net Interest Income - Reported	$6,900	$6,625
Less: Non-core net interest income	(66)	50
Core net interest income	$6,966	$6,575
Net interest margin	3.96%	3.95	%(2)

(1)	Average balances represent the average of daily balances for the period.
(2)	Prior period has been restated to reflect the deduction of non-interest bearing deposits with financial institutions, to align with the Bank’s definition.

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of average common shareholders’ equity.

2022 Scotiabank Annual Report  |  21

Management’s Discussion and Analysis

The Bank attributes capital to its business lines on a basis that approximates 10.5% of Basel III common equity capital requirements which includes credit, market and operational risks and leverage inherent within each business segment.

Return on equity for the business segments is calculated as a ratio of net income attributable to common shareholders of the business segment and the capital attributed.

Adjusted return on equity is a non-GAAP ratio which represents adjusted net income attributable to common shareholders as a percentage of adjusted average common shareholders’ equity.

Return on equity by operating segment

T4  Return on equity by operating segment

For the year ended October 31, 2022 ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total
Reported
Net income (loss) attributable to common shareholders	$4,757	$2,412	$1,553	$1,907	$(973)		$9,656
Total average common equity(1)	18,105	18,739	9,576	13,328	5,442		65,190
Return on equity	26.3%	12.9%	16.2%	14.3%	nm	(2)	14.8%
Adjusted(3)
Net income (loss) attributable to common shareholders	4,773	2,440	1,580	1,907	(470)		10,230
Total average common equity(1)	18,105	18,739	9,576	13,328	5,619		65,367
Return on equity	26.4%	13.0%	16.5%	14.3%	nm	(2)	15.6%

(1)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(2)	Not meaningful.
(3)	Refer to Tables on pages 18 and 19.

For the year ended October 31, 2021 ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total
Reported
Net income (loss) attributable to common shareholders	$4,135	$1,802	$1,554	$2,060	$(160)		$9,391
Total average common equity(1)	16,388	17,377	9,301	12,450	8,311		63,827
Return on equity	25.2%	10.4%	16.7%	16.5%	nm	(2)	14.7%
Adjusted(3)
Net income (loss) attributable to common shareholders	4,151	1,834	1,581	2,060	(31)		9,595
Total average common equity(1)	16,388	17,377	9,301	12,450	8,385		63,901
Return on equity	25.3%	10.6%	17.0%	16.5%	nm	(2)	15.0%

(1)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(2)	Not meaningful.
(3)	Refer to Tables on pages 18 and 19.

Return on tangible common equity

Return on tangible common equity is a profitability measure that is calculated by dividing the net income attributable to common shareholders, adjusted for the amortization of intangibles (excluding software), by average tangible common equity. Tangible common equity is defined as common shareholders’ equity adjusted for goodwill and intangible assets (excluding software), net of deferred taxes. This is a non-GAAP ratio.

Adjusted return on tangible common equity represents adjusted net income attributable to common shareholders as a percentage of adjusted average tangible common equity. This is a non-GAAP ratio.

T5  Return on tangible common equity

For the years ended October 31 ($ millions)	2022	2021
Reported
Average common equity – Reported(1)	$65,190	$63,827
Average goodwill(1)(2)	(9,197)	(9,424)
Average acquisition-related intangibles (net of deferred tax)(1)	(3,803)	(3,895)
Average tangible common equity(1)	$52,190	$50,508
Net income attributable to common shareholders – Reported	$9,656	$9,391
Amortization of acquisition-related intangible assets (after tax)(3)	71	75
Net income attributable to common shareholders adjusted for amortization of acquisition-related intangible assets (after tax)	$9,727	$9,466
Return on tangible common equity(4)	18.6%	18.7%
Adjusted(3)
Adjusted net income attributable to common shareholders	$10,230	$9,595
Average tangible common equity – adjusted(1)	$52,367	$50,582
Return on tangible common equity – adjusted(4)	19.5%	19.0%

(1)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(2)	Includes imputed goodwill from investments in associates.
(3)	Refer to Tables on pages 18 and 19.
(4)	Calculated on full dollar amounts.

22  |  2022 Scotiabank Annual Report

Adjusted productivity ratio

Adjusted productivity ratio represents adjusted non-interest expenses as a percentage of adjusted total revenue.

Management uses the productivity ratio as a measure of the Bank’s efficiency. A lower ratio indicates improved productivity.

Adjusted operating leverage

This financial metric measures the rate of growth in adjusted total revenue less the rate of growth in adjusted non-interest expenses.

Management uses operating leverage as a way to assess the degree to which the bank can increase operating income by increasing revenue.

Trading-related revenue (Taxable equivalent basis)

Trading-related revenue consists of net interest income and non-interest income. Included are unrealized gains and losses on security positions held, realized gains and losses from the purchase and sale of securities, fees and commissions from securities borrowing and lending activities, and gains and losses on trading derivatives. Underwriting and other advisory fees, which are shown separately in the Consolidated Statement of Income, are excluded. Trading related revenue includes certain net interest income and non-interest income items on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities to an equivalent before tax basis.

Management believes that this basis for measurement of trading-related revenue provides a uniform comparability of net interest income and non-interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology.

Adjusted effective tax rate

The adjusted effective tax rate is calculated by dividing adjusted income tax expense by adjusted income before taxes.

2022 Scotiabank Annual Report  |  23

Management’s Discussion and Analysis

T6  Financial highlights

As at and for the years ended October 31	2022	2021
Operating results ($ millions)
Net interest income	18,115	16,961
Non-interest income	13,301	14,291
Total revenue	31,416	31,252
Provision for credit losses	1,382	1,808
Non-interest expenses	17,102	16,618
Income tax expense	2,758	2,871
Net income	10,174	9,955
Net income attributable to common shareholders	9,656	9,391
Operating performance
Basic earnings per share ($)	8.05	7.74
Diluted earnings per share ($)	8.02	7.70
Return on equity (%)(1)	14.8	14.7
Return on tangible common equity (%)(2)	18.6	18.7
Productivity ratio (%)(1)	54.4	53.2
Operating leverage (%)(1)	(2.4)	1.1
Net interest margin (%)(2)	2.20	2.23
Financial position information ($ millions)
Cash and deposits with financial institutions	65,895	86,323
Trading assets	113,154	146,312
Loans	744,987	636,986
Total assets	1,349,418	1,184,844
Deposits	916,181	797,259
Common equity	65,150	64,750
Preferred shares and other equity instruments	8,075	6,052
Assets under administration(1)	641,636	652,924
Assets under management(1)	311,099	345,762
Capital and liquidity measures
Common Equity Tier 1 (CET1) capital ratio (%)(3)	11.5	12.3
Tier 1 capital ratio (%)(3)	13.2	13.9
Total capital ratio (%)(3)	15.3	15.9
Total loss absorbing capacity (TLAC) ratio (%)(4)	27.4	27.8
Leverage ratio (%)(5)	4.2	4.8
TLAC Leverage ratio (%)(4)	8.8	9.6
Risk-weighted assets ($ millions)(3)	462,448	416,105
Liquidity coverage ratio (LCR) (%)(6)	119	124
Net stable funding ratio (NSFR) (%)(7)	111	110
Credit quality
Net impaired loans ($ millions)	3,151	2,801
Allowance for credit losses ($ millions)(8)	5,499	5,731
Gross impaired loans as a % of loans and acceptances(1)	0.62	0.67
Net impaired loans as a % of loans and acceptances(1)	0.41	0.42
Provision for credit losses as a % of average net loans and acceptances(1)(9)	0.19	0.29
Provision for credit losses on impaired loans as a % of average net loans and acceptances(1)(9)	0.24	0.53
Net write-offs as a % of average net loans and acceptances(1)	0.24	0.54
Adjusted results(2)
Adjusted net income ($ millions)	10,749	10,169
Adjusted diluted earnings per share ($)	8.50	7.87
Adjusted return on equity (%)	15.6	15.0
Adjusted return on tangible common equity (%)	19.5	19.0
Adjusted productivity ratio (%)	52.8	52.2
Adjusted operating leverage (%)	(1.1)	1.5
Common share information
Closing share price ($) (TSX)	65.85	81.14
Shares outstanding (millions)
Average – Basic	1,199	1,214
Average – Diluted	1,208	1,225
End of period	1,191	1,215
Dividends paid per share ($)	4.06	3.60
Dividend yield (%)(1)	5.1	5.2
Market capitalization ($ millions) (TSX)	78,452	98,612
Book value per common share ($)(1)	54.68	53.28
Market value to book value multiple(1)	1.2	1.5
Price to earnings multiple (trailing 4 quarters)(1)	8.2	10.5
Other information
Employees (full-time equivalent)	90,979	89,488
Branches and offices	2,384	2,518

(1)	Refer to Glossary on page 133 for the description of the measure.
(2)	Refer to page 17 for a discussion of Non-GAAP measures.
(3)	This measure has been disclosed in this document in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2018).
(4)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).
(5)	This measure has been disclosed in this document in accordance with OSFI Guideline – Leverage Requirements (November 2018).
(6)	This measure has been disclosed in this document in accordance with OSFI Guideline – Public Disclosure Requirements for Domestic Systemically Important Banks on Liquidity Coverage Ratio (April 2015).
(7)	This measure has been disclosed in this document in accordance with OSFI Guideline – Net Stable Funding Ratio Disclosure Requirements (January 2021).
(8)	Includes allowance for credit losses on all financial assets – loans, acceptances, off-balance sheet exposures, debt securities, and deposits with financial institutions.
(9)	Includes provision for credit losses on certain financial assets – loans, acceptances, and off-balance sheet exposures.

24  |  2022 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Overview of Performance

OVERVIEW OF PERFORMANCE

Financial Results: 2022 vs 2021

Net income was $10,174 million in 2022, up 2% from $9,955 million in 2021, due primarily to higher net interest income and lower provision for credit losses and lower provision for income taxes, partly offset by higher non-interest expenses. Diluted earnings per share (EPS) were $8.02 compared to $7.70. Return on equity was 14.8% compared to 14.7%.

Adjusting items impacting net income in the current year were $575 million after-tax ($676 million pre-tax) [refer to Non-GAAP Measures starting on page 17]. The Bank recorded a net loss of $340 million ($361 million pre-tax) in relation to the divesture of investments in associates in Venezuela and Thailand, and the wind-down of operations in India and Malaysia, mostly relating to the reclassification of cumulative foreign currency translation losses net of hedges, from accumulated other comprehensive income to non-interest income in the Consolidated Statement of Income. The Bank recognized costs of $98 million ($133 million pre-tax) to support the expansion of the Scene+ loyalty program to include Empire Company Limited as a partner. The Bank recorded a restructuring charge of $66 million ($85 million pre-tax) primarily related to the strategic decision to realign the Global Banking and Markets business in Asia Pacific to focus on select banking and capital markets activities in the region. The charge also included reductions in Canadian and international technology employees, driven by ongoing technology modernization and digital transformation. Other adjusting items in the current year included amortization of acquisition-related intangible assets of $71 million ($97 million pre-tax). Net impact of the adjustments on diluted earnings per share was $0.48 and on Basel III Common Equity Tier 1 (CET1) ratio was two basis points.

The adjustments in the prior year were $214 million after-tax ($291 million pre-tax) which included restructuring and other provisions of $139 million after-tax ($188 million pre-tax), and amortization of acquisition-related intangible assets of $75 million ($103 million pre-tax).

Adjusted net income was $10,749 million, up 6% from $10,169 million. The increase in adjusted net income was due primarily to higher net interest income, lower provision for credit losses and lower income taxes, partly offset by higher non-interest expenses. Adjusted diluted EPS were $8.50 compared to $7.87 and adjusted return on equity was 15.6% compared to 15.0%.

Net interest income was $18,115 million, an increase of $1,154 million or 7%. The increase was driven by strong loan growth and higher margins across all business lines, partly offset by a lower contribution from asset/liability management activities related to higher funding costs and the negative impact of foreign currency translation. Net interest margin was down three basis points to 2.20%, driven primarily by a lower contribution from asset/liability management activities related to higher funding costs.

Non-interest income of $13,301 million was down $990 million or 7%, including adjusting items of $361 million [refer to Non-GAAP Measures starting on page 17]. Adjusted non-interest income decreased $629 million or 4%, due primarily to lower trading revenues, investment gains, underwriting and advisory fees, income from associated corporations, unrealized losses on non-trading derivatives, mutual fund fees and the negative impact of foreign currency translation. These were partly offset by higher banking revenues, brokerage fees and non-trading foreign exchange fees.

The provision for credit losses was $1,382 million compared to $1,808 million last year, a decrease of $426 million or 24% due mainly to lower provision for credit losses on impaired loans, partly offset by higher provision for credit losses on performing loans, across all business lines. The provision for credit losses ratio decreased 10 basis points to 19 basis points.

Non-interest expenses were $17,102 million, an increase of $484 million or 3%, including adjusting items of $315 million this year compared to $291 million last year [refer to Non-GAAP Measures starting on page 17]. Adjusted non-interest expenses also increased 3%. Higher personnel costs, share-based payments, professional fees, advertising, technology-related costs, and business and capital taxes were partly offset by the positive impact of foreign currency translation. The prior year’s expenses were impacted by higher performance-based compensation and the increased investment in the SCENE loyalty program. The productivity ratio was 54.4% compared to 53.2%. On an adjusted basis, the productivity ratio was 52.8% compared to 52.2%. Operating leverage was negative 2.4%. On an adjusted basis, operating leverage was negative 1.1%.

The provision for income taxes was $2,758 million compared to $2,871 million last year. The effective tax rate was 21.3% compared to 22.4% in the prior year. The adjusted effective tax rate was 21.0% compared to 22.5% due primarily to higher inflation-related benefits in Chile and Mexico and higher tax-exempt income during the year.

The Basel III Common Equity Tier 1 (CET1) ratio was 11.5% as at October 31, 2022, compared to 12.3% last year.

Medium-term financial objectives

The following table provides a summary of our 2022 performance against our medium-term financial performance objectives:

	2022 Results

	Reported	Adjusted(1)
Diluted earnings per share growth of 7%+	4.2%	8.0%
Return on equity of 14%+	14.8%	15.6%
Achieve positive operating leverage	Negative 2.4%	Negative 1.1%
Maintain strong capital ratios	CET1 capital ratio of 11.5%	N/A

(1)	Refer to Non-GAAP Measures on page 17.

Shareholder Returns

In fiscal 2022, the total shareholder return on the Bank’s shares was negative 14.5%, compared to the total return of the S&P/TSX Composite Index of negative 4.8%. The total compound annual shareholder return on the Bank’s shares over the past five years was 0.3%, and 6.7% over the past 10 years. This is below the total annual return of the S&P/TSX Composite Index over the past five years and ten years of 7.2% and 7.8%, respectively.

Dividends per share totaled $4.06 for the year, up 13% from 2021. The Bank’s target payout range is 40-50%. The dividend payout ratio for the year was 50.3%. The Board of Directors approved a quarterly dividend of $1.03 per common share, at its meeting on November 28, 2022. This quarterly dividend applies to shareholders of record at the close of business on January 4, 2023, and is payable January 27, 2023.

C1 Closing common share price as at October 31

2022 Scotiabank Annual Report  |  25

Management’s Discussion and Analysis

T7  Shareholder returns

For the years ended October 31	2022	2021
Closing market price per common share ($)	65.85	81.14
Dividends paid ($ per share)	4.06	3.60
Dividend yield (%)(1)	5.1	5.2
Increase (decrease) in share price (%)	(18.8)	46.6
Total annual shareholder return (%)(1)	(14.5)	53.7

(1)	Refer to Glossary on page 133 for the description of the measure.
C2	Return to common shareholders Share price appreciation plus dividends reinvested, 2012=100

Economic Summary and Outlook

The global economic outlook has deteriorated over the last year owing to the combined impacts of central bank efforts to tame inflation, the consequences of Russia’s war on Ukraine, pandemic management in China and the impact of higher energy prices. Concerns about potential slowdown and high inflation have led to very volatile financial markets, which have clouded the outlook further.

In Canada, as in the United States, economic fundamentals suggest the reduction in economic activity will be minor and more like a stall in growth. Firm and household balance sheets remain in solid shape despite the rise in interest rates and fall in asset values. Labour markets in both countries continue to show historic strength suggesting that firms are unlikely to resort to dramatic cuts in their workforce as growth slows. In Canada, still relatively high commodity prices continue to provide a boost to economic activity, in contrast to the effect seen in commodity importing countries. Inflation is expected to decline gradually over coming quarters as the impact of higher interest rates is felt through economies. A broad number of upstream indicators of inflation suggest that the factors that have boosted inflation will soon have the opposite impact on inflation. The speed at which inflation will decline owing to these factors will be mitigated by the impact of rising wages and their impact on service sector prices. Despite this assessment, the inflation outlook remains clouded. Inflation has defied expectations for most of the last 2 years and we have yet to observe tangible impacts of the observed decline in the factors underlying the rise in prices seen during that time.

The Bank of Canada and Federal Reserve are nearing the end of their monetary policy tightening cycles. We expect that the Bank of Canada’s policy rate peaks at 4.25% by the end of the year and that the Federal Reserve stops raising its target rate when it reaches 5% early next year.

Central banks in the Pacific Alliance Countries have also been raising policy rates aggressively to counter inflationary pressures. This process is also nearing its end as the pace of economic expansion moderates. Political uncertainty, along with extreme volatility in international capital markets have been headwinds to the region over the last year, but economies and capital flows have been remarkably resilient considering these challenges. Growth will decelerate further given the rising in funding costs, the decline in commodity prices associated with global economic weakness, and the reduction in demand emanating from the drop in European and Chinese economic activity. Despite these developments, growth in the Pacific Alliance Countries is likely to outstrip that in most advanced nations through 2023.

Outlook

After a period of sustained economic growth driven in part by fiscal and monetary stimulus and the impact of higher commodity prices, the Bank expects economic growth to moderate in its major markets through much of 2023. The Bank’s earnings in 2023 are expected to benefit from higher interest income and non-interest revenue but be negatively impacted by higher funding costs, higher expenses that are expected to grow inline with inflation, normalizing provision for credit losses related to the end of performing allowance releases, and a higher tax rate in Canada and certain international countries. Once rates stabilize, the Bank is expected to benefit from asset repricing, resulting in net interest margin expansion. The Bank’s capital and liquidity position is expected to remain strong in 2023.

Impact of Foreign Currency Translation

The impact of foreign currency translation on net income is shown in the table below.

T8  Impact of foreign currency translation

	2022		2021
For the fiscal years	Average exchange rate	% Change	Average exchange rate	% Change
U.S. Dollar/Canadian Dollar	0.777	(2.3)%	0.795	6.9%
Mexican Peso/Canadian Dollar	15.799	(1.5)%	16.035	1.3%
Peruvian Sol/Canadian Dollar	3.002	(1.0)%	3.032	18.0%
Colombian Peso/Canadian Dollar	3,187	8.8%	2,929	7.6%
Chilean Peso/Canadian Dollar	669.905	12.9%	593.123	0.2%

26  |  2022 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Overview of Performance

T8  Impact of foreign currency translation (Cont’d)

Impact on net income(1) ($ millions except EPS)	2022 vs. 2021	2021 vs. 2020
Net interest income	$(158)	$(512)
Non-interest income(2)	(109)	(276)
Non-interest expenses	92	408
Other items (net of tax)	72	203
Net income	$(103)	$(177)
Earnings per share (diluted)	$(0.09)	$(0.14)
Impact by business line ($ millions)
Canadian Banking	$3	$(6)
International Banking(2)	(97)	(130)
Global Wealth Management	–	(15)
Global Banking and Markets	27	(79)
Other(2)	(36)	53
	$(103)	$(177)

(1)	Includes impact of all currencies.
(2)	Includes the impact of foreign currency hedges.

2022 Scotiabank Annual Report  |  27

Management’s Discussion and Analysis

GROUP FINANCIAL PERFORMANCE

Net Income

Net income was $10,174 million in 2022, up 2% from $9,955 million in 2021, due primarily to higher net interest income, lower provision for credit losses and lower provision for income taxes, partly offset by higher non-interest expenses.

Adjusting items during the current year were $575 million (refer to Table T1). These included a net loss on divestitures and wind-down of operations of $340 million, support costs related to the Scene+ loyalty program of $98 million, and restructuring and other provisions of $66 million (October 31, 2021 – $139 million). Adjusting items during the current year also included amortization of acquisition-related intangible assets of $71 million (October 31, 2021 – $75 million).

Adjusted net income was $10,749 million, up 6% from $10,169 million. The increase in adjusted net income was due primarily to higher net interest income, lower provision for credit losses and lower provision for income taxes, partly offset by higher non-interest expenses.

Net Interest Income

Net interest income was $18,115 million, an increase of $1,154 million or 7%. The increase was driven by strong loan growth and higher margins across all business lines, partly offset by a lower contribution from asset/liability management activities related to higher funding costs and the negative impact of foreign currency translation.

In Canadian Banking, net interest income increased $971 million or 12% due to strong loan and deposit growth, as well as a higher net interest margin from the impact of Bank of Canada rate increases. International Banking net interest income increased $275 million or 4%, driven primarily by higher commercial loans and residential mortgages. Net interest income increased $136 million or 22% in Global Wealth Management driven by higher deposit margins and strong loan growth. Global Banking and Markets net interest income increased $194 million or 14%, due mainly to higher deposit margins and loan growth. In the Other segment net interest income decreased $422 million due mainly to higher funding costs resulting from higher interest rates and asset/liability management activities.

Core earning assets (refer to Non-GAAP Measures on page 17) increased $81 billion or 11% to $833 billion driven by strong growth in residential mortgages, commercial and corporate loans, as well as higher treasury assets.

Net interest margin was down three basis points to 2.20%, driven primarily by a lower contribution from asset/liability management activities related to higher funding costs.

28  |  2022 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Group Financial Performance

T9  Average balance sheet(1) and net interest income

	2022			2021

For the fiscal years ($ billions)	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Assets
Deposits with financial institutions	$81.9	$0.8	1.02%	$75.6	$0.2	0.24%
Trading assets	138.6	0.8	0.57%	142.9	0.3	0.22%
Securities purchased under resale agreements and securities borrowed	141.7	0.5	0.32%	119.8	0.2	0.15%
Investment securities	97.3	2.1	2.14%	92.2	1.1	1.25%
Loans:
Residential mortgages	337.7	11.1	3.29%	299.7	9.3	3.09%
Personal loans	95.5	5.8	6.07%	92.0	5.1	5.56%
Credit cards	13.6	2.3	16.74%	13.3	2.3	17.11%
Business and government	253.3	10.2	4.03%	217.2	6.5	3.00%
Allowance for credit losses	(5.4)			(6.8)
Total loans	$694.7	$29.4	4.23%	$615.4	$23.2	3.76%
Customers’ liability under acceptances	20.0			16.4
Total average earning assets	$1,174.2	$33.6	2.86%	$1,062.3	$25.0	2.35%
Other assets	107.5			94.9
Total average assets	$1,281.7	$33.6	2.62%	$1,157.2	$25.0	2.16%
Liabilities and equity
Deposits:
Personal	$252.9	$3.0	1.19%	$245.4	$2.0	0.81%
Business and government	572.6	9.3	1.63%	489.7	4.2	0.85%
Financial institutions	51.8	0.5	0.88%	44.4	0.3	0.72%
Total deposits	$877.3	$12.8	1.46%	$779.5	$6.5	0.83%
Obligations related to securities sold under repurchase agreements and securities lent	117.6	0.3	0.26%	116.5	0.1	0.12%
Subordinated debentures	7.8	0.3	3.47%	6.6	0.2	2.74%
Other interest-bearing liabilities	81.5	2.1	2.55%	78.3	1.2	1.58%
Total interest-bearing liabilities	$1,084.2	$15.5	1.42%	$980.9	$8.0	0.82%
Financial instruments designated at fair value through profit or loss	22.8			21.1
Other liabilities including acceptances	101.3			83.3
Equity(2)	73.4			71.9
Total liabilities and equity	$1,281.7	$15.5	1.20%	$1,157.2	$8.0	0.69%
Net interest income		$18.1			$17.0

(1)	Average of daily balances.
(2)	Includes non-controlling interest of $1.7 (2021 – $2.3).

2022 Scotiabank Annual Report  |  29

Management’s Discussion and Analysis

Non-Interest Income

T10  Non-interest income

For the fiscal years ($ millions)	2022	2021	2022 versus 2021
Banking
Card revenues	$779	$749	4%
Banking services fees	1,770	1,598	11
Credit fees	1,647	1,485	11
Total banking revenues	$4,196	$3,832	9%
Wealth management
Mutual funds	$2,269	$2,394	(5)%
Brokerage fees	1,125	1,039	8
Investment management and trust
Investment management and custody	795	792	–
Personal and corporate trust	204	202	1
	999	994	1
Total wealth management revenues	$4,393	$4,427	(1)%
Underwriting and advisory fees	543	724	(25)
Non-trading foreign exchange fees	878	787	12
Trading revenues	1,791	2,033	(12)
Net gain on sale of investment securities	74	419	(82)
Net income from investments in associated corporations	268	339	(21)
Insurance underwriting income, net of claims	433	398	9
Other fees and commissions	650	677	(4)
Other	75	655	(89)
Total non-interest income	$13,301	$14,291	(7)%
Non-GAAP Adjusting items(1)
Net loss on divestitures and wind-down of operations(2)	361	–
Adjusted non-interest income	$13,662	$14,291	(4)%

(1)	Refer to Non-GAAP Measures on page 17.
(2)	Recorded in Other Non-Interest Income.

C3	Sources of non-interest income

Non-interest income was down $990 million or 7% to $13,301 million, including adjusting items of $361 million (refer to Non-GAAP Measures starting on page 17). Adjusted non-interest income decreased $629 million or 4%. The negative impact of foreign currency translation was 2%. The remaining decrease was due primarily to lower trading revenues, investment gains, underwriting and advisory fees, income from associated corporations, and unrealized losses on non-trading derivatives. These were partly offset by higher banking revenues, and non-trading foreign exchange fees.

Banking revenues were up $364 million or 9% to $4,196 million. The increase was due to higher credit fees, deposit and payment services fees, card revenues, and other fee and commission revenues.

Wealth management revenues decreased $34 million or 1% due to lower mutual fund revenues from elevated annual performance fees in the prior year, partly offset by higher brokerage fees.

Underwriting and advisory fees were down by $181 million or 25%, due mainly to lower new issue capital markets activities.

Trading revenues were down $242 million or 12%. The decline was mainly from lower fixed income and foreign exchange, partly offset by higher global equities.

Net gain on sale of investment securities was down $345 million or 82%, due to elevated gains on bond securities sales in the prior year which benefited from the low interest rate environment.

Net income from investments in associated corporations was down $71 million or 21%, due to lower investment gains in the underlying businesses.

Insurance underwriting income increased $35 million or 9%. Claims expenses were lower than the prior year, as 2021 reflected higher COVID-19 related claims. This was partly offset by lower premiums in the current year.

Other income declined by $580 million, including adjusting items of $361 million related to the net loss on divestitures and wind-down of operations. On an adjusted basis, other income decreased by $219 million due primarily to unrealized losses on non-trading derivatives.

30  |  2022 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Group Financial Performance

T11  Trading-related revenues (1)

For the fiscal years ($ millions)	2022	2021
Trading-related revenue (TEB)(2)
Net interest income	$(112)	$136
Non-interest income
Trading revenues	2,124	2,321
Other fees and commissions	158	185
Total trading-related revenue (TEB)	$2,170	$2,642
Trading-related revenue (TEB)
Interest rate and credit	$606	$941
Equities	829	932
Foreign exchange and Other(3)	735	769
Total trading-related revenue (TEB)	$2,170	$2,642
Taxable equivalent adjustment	(333)	(288)
Trading-related revenue (Non-TEB)	$1,837	$2,354

(1)	Refer to Non-GAAP Measures on page 17.
(2)

Trading-related revenue consists of net interest income and non-interest income. Included are unrealized gains and losses on security positions held, realized gains and losses from the purchase and sale of securities, fees and commissions from securities borrowing and lending activities, and gains and losses on trading derivatives. Underwriting and other advisory fees, which are shown separately in the consolidated statement of income, are excluded.

(3)	Foreign exchange and Other includes trading-related revenues from foreign exchange, commodities and other trading activities of the Bank.

Provision for Credit Losses

The provision for credit losses was $1,382 million compared to $1,808 million, a decrease of $426 million or 24% from last year due primarily to lower provision for credit losses on impaired loans across all business lines, partly offset by a lower reversal of provision for credit losses on performing loans.

Provision for credit losses on performing loans was a net reversal of $312 million, compared to a net reversal of $1,498 million. The provision reversals for the period were primarily in retail driven by improved portfolio credit quality expectations and in the energy portfolio due to increased commodity prices. This was partly offset by the less favorable macroeconomic forecast and portfolio growth. The provision reversals included approximately $515 million (October 31, 2021 – $700 million) of allowance releases from those built up in fiscal year 2020 which are no longer required.

The provision for credit losses on impaired loans was $1,694 million, a decrease of $1,612 million or 49% from last year, driven primarily by lower formations in the International Banking retail portfolio. The provision for credit losses ratio on impaired loans decreased 29 basis points to 24 basis points.

The provision for credit losses ratio decreased 10 basis points to 19 basis points.

T12  Provision for credit losses by business line

	2022			2021

For the fiscal years ($ millions)	Performing (Stage 1 and 2)	Impaired (Stage 3)	Total	Performing (Stage 1 and 2)	Impaired (Stage 3)	Total
Canadian Banking
Retail	$(297)	$504	$207	$(166)	$578	$412
Commercial	(46)	48	2	(191)	112	(79)
Total	(343)	552	209	(357)	690	333
International Banking
Retail	51	910	961	(952)	2,329	1,377
Commercial	29	236	265	(54)	250	196
Total	80	1,146	1,226	(1,006)	2,579	1,573
Global Wealth Management	2	4	6	–	2	2
Global Banking and Markets	(59)	(8)	(67)	(135)	35	(100)
Other	(1)	–	(1)	1	–	1
Provision for credit losses on loans, acceptances and off-balance sheet exposures	$(321)	$1,694	$1,373	$(1,497)	$3,306	$1,809
International Banking	$4	$–	$4	$1	$–	$1
Global Wealth Management	–	–	–	–	–	–
Global Banking and Markets	1	–	1	–	–	–
Other	4	–	4	(2)	–	(2)
Provision for credit losses on debt securities and deposits with banks	$9	$–	$9	$(1)	$–	$(1)
Total provision for credit losses	$(312)	$1,694	$1,382	$(1,498)	$3,306	$1,808

2022 Scotiabank Annual Report  |  31

Management’s Discussion and Analysis

T12A  Provision for credit losses against impaired financial instruments by business line

For the fiscal years ($ millions)	2022	2021
Canadian Banking
Retail	$504	$578
Commercial	48	112
	$552	$690
International Banking
Caribbean and Central America	$170	$324
Latin America
Mexico	205	449
Peru	255	1,059
Chile	238	181
Colombia	226	522
Other Latin America	52	44
Total Latin America	976	2,255
	$1,146	$2,579
Global Wealth Management	$4	$2
Global Banking and Markets
Canada	$(6)	$16
U.S.	12	2
Asia and Europe	(14)	17
	$(8)	$35
Total	$1,694	$3,306

T13  Provision for credit losses as a percentage of average net loans and acceptances(1)(2)

For the fiscal years (%)	2022	2021
Canadian Banking
Retail	0.06%	0.13%
Commercial	–	(0.13)
	0.05	0.09
International Banking
Retail	1.48	2.25
Commercial	0.31	0.26
	0.82	1.15
Global Wealth Management	0.03	0.01
Global Banking and Markets	(0.06)	(0.10)
Provisions against impaired loans	0.24	0.53
Provisions against performing loans	(0.05)	(0.24)
Provision for credit losses as a percentage of average net loans and acceptances	0.19%	0.29%

(1)	Includes provision for credit losses on certain financial assets - loans, acceptances, and off-balance sheet exposures.
(2)	Refer to Glossary on page 133 for the description of the measure.

T14  Net write-offs(1) as a percentage of average loans and acceptances(2)

For the fiscal years (%)	2022	2021
Canadian Banking
Retail	0.16%	0.19%
Commercial	0.04	0.19
	0.13	0.19
International Banking
Retail	1.50	3.89
Commercial	0.23	0.28
	0.79	1.89
Global Wealth Management	0.03	0.01
Global Banking and Markets	(0.02)	0.05
Total	0.24%	0.54%

(1)	Write-offs net of recoveries.
(2)	Refer to Glossary on page 133 for the description of the measure.

32  |  2022 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Group Financial Performance

Non-Interest Expenses

T15  Non-interest expenses and productivity

For the fiscal years ($ millions)	2022	2021	2022 versus 2021
Salaries and employee benefits
Salaries	$4,989	$4,694	6%
Performance-based compensation	2,004	2,086	(4)
Share-based payments	335	223	50
Other employee benefits	1,508	1,538	(2)
	$8,836	$8,541	3%
Premises and technology
Premises	516	513	1
Technology	1,908	1,838	4
	$2,424	$2,351	3%
Depreciation and amortization
Depreciation	749	769	(3)
Amortization of intangible assets	782	742	5
	$1,531	$1,511	1%

Communications	$361	$369	(2)%

Advertising and business development	$480	$404	19%

Professional	$826	$789	5%

Business and capital taxes
Business taxes	483	461	5
Capital taxes	58	50	16
	$541	$511	6%
Other	$2,103	$2,142	(2)%

Total non-interest expenses	$17,102	$16,618	3%
Non-GAAP adjusting items(1)
Amortization of acquisition-related intangible assets(2)	(97)	(103)
Restructuring and other provisions(3)	(85)	(188)
Support costs for the Scene+ Loyalty Program(3)	(133)	–
Adjusted non-interest expenses	$16,787	$16,327	3%
Productivity ratio(4)	54.4%	53.2%
Adjusted productivity ratio(1)	52.8%	52.2%

(1)	Refer to Non-GAAP Measures starting on page 17.
(2)	Recorded in Depreciation and Amortization.
(3)	Recorded in Other Operating Expenses.
(4)	Refer to Glossary on page 133 for the description of the measure.

C4	Non-interest expenses $ millions

C5	Direct and indirect taxes $ millions

Non-interest expenses were $17,102 million, an increase of $484 million or 3%, including adjusting items of $315 million this year compared to $291 million last year [refer to Non-GAAP Measures starting on page 17]. Adjusted non-interest expenses also increased 3%. This increase was due to higher personnel costs, share-based payments, professional fees, advertising, technology-related costs, and business and capital taxes. This was partly offset by the positive impact of foreign currency translation. The prior year’s adjusted expenses were impacted by higher performance-based compensation related to elevated wealth management performance fees and the increased investment in the SCENE loyalty program.

The Bank’s total technology cost, consisting of Technology expenses in Table T15 as well as those included within salaries, professional, and amortization of intangible assets and depreciation, was approximately $4.1 billion, an increase of 8% compared to 2021 and represented 13% of revenues, compared to 12% in 2021. This reflects the Bank’s continued investment in modernization, growth and technology initiatives, and cybersecurity, to accelerate digitization and develop new ways to reach customers.

The productivity ratio was 54.4% compared to 53.2%. On an adjusted basis, the productivity ratio was 52.8% compared to 52.2%. Operating leverage was negative 2.4%. On an adjusted basis, operating leverage was negative 1.1%.

Provision for Income Taxes

The provision for income taxes was $2,758 million compared to $2,871 million last year. The effective tax rate was 21.3% compared to 22.4%. The adjusted effective tax rate was 21.0% compared to 22.5% due primarily to higher inflation-related benefits in Chile and Mexico, as well as higher tax-exempt income during the year.

2022 Scotiabank Annual Report  |  33

Management’s Discussion and Analysis

Fourth Quarter Review

T16  Fourth quarter financial results

	For the three months ended

($ millions)	October 31 2022	July 31 2022	October 31 2021
Reported Results
Net interest income	$4,622	$4,676	$4,217
Non-interest income	3,004	3,123	3,470
Total revenue	7,626	7,799	7,687
Provision for credit losses	529	412	168
Non-interest expenses	4,529	4,191	4,271
Income tax expense	475	602	689
Net income	$2,093	$2,594	$2,559
Net income attributable to non-controlling interests in subsidiaries (NCI)	38	54	70
Net income attributable to equity holders of the Bank	$2,055	$2,540	$2,489
Preferred shareholders and other equity instrument holders	106	36	78
Common shareholders	1,949	2,504	2,411
Adjustments(1)
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Net loss on divestitures and wind-down of operations	$361	$–	$–
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	24	24	25
Restructuring and other provisions	85	–	188
Support costs for the Scene+ loyalty program	133	–	–
Total non-interest expense adjusting items (Pre-tax)	242	24	213
Total impact of adjusting items on net income before taxes	603	24	213
Impact of adjusting items on income tax expense
Net loss on divestitures and wind-down of operations	(21)	–	–
Amortization of acquisition-related intangible assets	(6)	(7)	(7)
Restructuring and other provisions	(19)	–	(49)
Support costs for the Scene+ loyalty program	(35)	–	–
Total impact of adjusting items on income tax expense	(81)	(7)	(56)
Total impact of adjusting items on net income	522	17	157
Impact of adjusting items on NCI related to restructuring and other provisions	(1)	–	(10)
Total impact of adjusting items on net income attributable to equity holders and common shareholders	$521	$17	$147
Adjusted Results
Net interest income	$4,622	$4,676	$4,217
Non-interest income	3,365	3,123	3,470
Total revenue	7,987	7,799	7,687
Provision for credit losses	529	412	168
Non-interest expenses	4,287	4,167	4,058
Income tax expense	556	609	745
Net income	$2,615	$2,611	$2,716
Net income attributable to non-controlling interests in subsidiaries (NCI)	39	54	80
Net income attributable to equity holders of the Bank	$2,576	$2,557	$2,636
Preferred shareholders and other equity instrument holders	106	36	78
Common shareholders	$2,470	$2,521	$2,558

(1)	Refer to Non-GAAP Measures starting on page 17.

Net income

Q4 2022 vs Q4 2021

Net income was $2,093 million compared to $2,559 million, a decrease of 18%. This quarter included adjusting items of $522 million compared to $157 million in the prior year [refer to the Non-GAAP measures section on page 17]. Adjusted net income was $2,615 million compared to $2,716 million, a decrease of 4%, due mainly to lower non-interest income, higher non-interest expenses and higher provision for credit losses, partly offset by higher net interest income and lower provision for income taxes.

Q4 2022 vs Q3 2022

Net income was $2,093 million compared to $2,594 million, a decrease of 19%. This quarter included adjusting items of $522 million compared to $17 million in the prior quarter [refer to the Non-GAAP measures section on page 17]. Adjusted net income was $2,615 million compared to $2,611 million, an increase of $4 million. The increase was due mainly to higher non-interest income and lower provision for income taxes, partly offset by higher provision for credit losses and non-interest expenses.

Total revenue

Q4 2022 vs Q4 2021

Revenues were $7,626 million compared to $7,687 million, a decrease of 1%, including adjusting items of $361 million this quarter. Adjusted revenues were $7,987 million compared to $7,687 million, an increase of 4%, due mainly to higher net interest income, partly offset by lower non-interest income.

34  |  2022 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Group Financial Performance

Q4 2022 vs Q3 2022

Revenues were $7,626 million compared to $7,799 million, a decrease of 2%, including adjusting items of $361 million this quarter. Adjusted revenues were $7,987 million compared to $7,799 million, an increase of 2%, due mainly to higher non-interest income, partly offset by lower net interest income.

Net interest income

Q4 2022 vs Q4 2021

Net interest income was $4,622 million, an increase of $405 million or 10%, due primarily to strong asset growth across all business lines.

Net interest margin was up one basis point to 2.18%, driven primarily by higher margins across all business lines, which benefited from central bank rate increases, partly offset by a lower contribution from asset/liability management activities related to higher funding costs, and increased levels of high quality, lower-margin liquid assets.

Q4 2022 vs Q3 2022

Net interest income decreased $54 million or 1%. Loan growth across all business lines was more than offset by lower net interest margins.

Net interest margin of 2.18% was down four basis points driven by a lower contribution from asset/liability management activities related to higher funding costs, as well as a lower Canadian Banking margin, partly offset by a higher International Banking margin, as well as decreased levels of high quality, lower-margin liquid assets

Non-interest income

Q4 2022 vs Q4 2021

Non-interest income was $3,004 million, down $466 million or 13% including adjusting items of $361 million this quarter (refer to Non-GAAP Measures starting on page 17). Adjusted non-interest income was down $105 million or 3%. The decrease was due mainly to lower wealth management revenues, unrealized losses on non-trading derivatives, and lower income from associated corporations. These were partly offset by higher banking revenues, other fees and commission revenues, and non-trading foreign exchange fees.

Q4 2022 vs Q3 2022

Non-interest income was down $119 million or 4% including adjusting items of $361 million this quarter (refer to Non-GAAP Measures starting on page 17). Adjusted non-interest income was up $242 million or 8%, due primarily to higher trading revenues, banking revenues, other fees and commission revenues, as well as underwriting and advisory fees, partly offset by lower wealth management revenues.

Provision for credit losses

Q4 2022 vs Q4 2021

The provision for credit losses was $529 million compared to $168 million, an increase of $361 million. The provision for credit losses ratio increased 18 basis points to 28 basis points.

The provision for credit losses on performing loans was $35 million, compared to a net reversal of $343 million. The provision this period was driven by portfolio growth and the less favourable macroeconomic forecast, partly offset by improved credit quality expectations mainly in Canadian retail and improved credit quality in Global Banking and Markets. Higher provision reversals last year were due mainly to the more favourable credit and macroeconomic outlook as well as credit migration to impaired loans across most markets.

The provision for credit losses on impaired loans was $494 million compared to $511 million, a decrease of $17 million or 3% due primarily to lower provisions in the International retail portfolio driven by lower formations, partly offset by higher formations in the Canadian retail portfolio. The provision for credit losses ratio on impaired loans was 26 basis points, a decrease of five basis points.

Q4 2022 vs Q3 2022

The provision for credit losses was $529 million compared to $412 million, an increase of $117 million or 28%. The provision for credit losses ratio increased six basis points to 28 basis points.

The provision for credit losses on performing loans was $35 million, compared to $23 million last quarter, driven by the less favourable macroeconomic forecast and portfolio growth, partly offset by improved credit quality expectations mainly in Canadian retail.

The provision for credit losses on impaired loans was $494 million compared to $389 million, an increase of $105 million or 27%, due to higher corporate and commercial provisions and retail formations across markets.

The provision for credit losses ratio on impaired loans was 26 basis points, an increase of five basis points.

Non-interest expenses

Q4 2022 vs Q4 2021

Non-interest expenses were $4,529 million, up $258 million or 6% including adjusting items of $242 million versus $213 million in the prior year (refer to Non-GAAP Measures starting on page 17). Adjusted non-interest expenses were $4,287 million, up $229 million or 6%, driven by higher personnel costs, performance-based compensation, advertising and technology-related costs, business and capital taxes and the negative impact of foreign currency translation.

The productivity ratio was 59.4% compared to 55.6%. On an adjusted basis, the productivity ratio was 53.7% compared to 52.8%.

Q4 2022 vs Q3 2022

Non-interest expenses were up $338 million or 8% including adjusting items of $242 million versus $24 million in the prior quarter (refer to Non-GAAP Measures starting on page 17). Adjusted non-interest expenses were up $120 million or 3%. The increase was due to higher professional fees, performance-based compensation, advertising and technology-related costs, and the negative impact of foreign currency translation. Partly offsetting were other employee benefits and share-based compensation expenses.

The productivity ratio was 59.4% compared to 53.7%. On an adjusted basis, the productivity ratio was 53.7% compared to 53.4%.

Provision for income taxes

Q4 2022 vs Q4 2021

The effective tax rate was 18.5% compared to 21.2%. On an adjusted basis, the effective tax rate was 17.6% compared to 21.5% due primarily to higher income from lower tax rate jurisdictions and higher tax-exempt income in the quarter.

2022 Scotiabank Annual Report  |  35

Management’s Discussion and Analysis

Q4 2022 vs Q3 2022

The effective tax rate was 18.5% compared to 18.8% in the previous quarter. On an adjusted basis, the effective tax rate was 17.6% compared to 18.8% in the previous quarter due primarily to higher tax-exempt income.

Trending Analysis

T17  Quarterly financial highlights

	For the three months ended

($ millions)	October 31 2022	July 31 2022	April 30 2022	January 31 2022	October 31 2021	July 31 2021	April 30 2021	January 31 2021
Reported results
Net interest income	$4,622	$4,676	$4,473	$4,344	$4,217	$4,217	$4,176	$4,351
Non-interest income	3,004	3,123	3,469	3,705	3,470	3,540	3,560	3,721
Total revenue	$7,626	$7,799	$7,942	$8,049	$7,687	$7,757	$7,736	$8,072
Provision for credit losses	529	412	219	222	168	380	496	764
Non-interest expenses	4,529	4,191	4,159	4,223	4,271	4,097	4,042	4,208
Income tax expense	475	602	817	864	689	738	742	702
Net income	$2,093	$2,594	$2,747	$2,740	$2,559	$2,542	$2,456	$2,398
Basic earnings per share ($)	1.64	2.10	2.16	2.15	1.98	2.00	1.89	1.87
Diluted earnings per share ($)	1.63	2.09	2.16	2.14	1.97	1.99	1.88	1.86
Net interest margin (%)(1)	2.18	2.22	2.23	2.16	2.17	2.23	2.26	2.27
Effective tax rate (%)(2)	18.5	18.8	22.9	24.0	21.2	22.5	23.2	22.7
Adjusted results(1)
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Net loss on divestitures and wind-down of operations	$361	$–	$–	$–	$–	$–	$–	$–
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	24	24	24	25	25	24	26	28
Restructuring and other provisions	85	–	–	–	188	–	–	–
Support costs for the Scene+ loyalty program	133	–	–	–	–	–	–	–
Total non-interest expenses adjustments (Pre-tax)	242	24	24	25	213	24	26	28
Total impact of adjusting items on net income before taxes	603	24	24	25	213	24	26	28
Total impact of adjusting items on income tax expense	(81)	(7)	(6)	(7)	(56)	(6)	(7)	(8)
Total impact of adjusting items on net income	522	17	18	18	157	18	19	20
Adjusted net income	$2,615	$2,611	$2,765	$2,758	$2,716	$2,560	$2,475	$2,418
Adjusted diluted earnings per share	$2.06	$2.10	$2.18	$2.15	$2.10	$2.01	$1.90	$1.88

(1)	Refer to Non-GAAP Measures starting on page 17.
(2)	Refer to Glossary on page 133 for the description of the measure.

On a reported and adjusted basis, earnings have generally trended upward mainly from higher net interest income driven by steady loan and deposit growth, and prudent expense management. This has been partly offset by a rising trend in provision for credit losses, driven by declining reversals of provisions for credit losses on performing loans.

Canadian Banking results over the period have been driven by strong revenue growth and generally lower provision for credit losses as a result of improved credit quality expectations.

International Banking results have trended upward over the period. Provision for credit losses have generally decreased due to lower formations and improved credit quality, and expenses remain well controlled, driven by cost management initiatives.

Global Wealth Management has delivered consistent earnings over the period driven by revenue growth and positive operating leverage. Recent quarters have been impacted by adverse market conditions resulting in lower fee based assets and revenues.

Global Banking and Markets results are affected by market conditions that impact revenue from client activity in the capital markets and corporate and investment banking businesses. Provision for credit losses have generally decreased over the period.

Provision for credit losses

Provision for credit losses have generally trended downward during the period driven by performing loan provision reversals and lower impaired loan provisions. Recent quarters were impacted by a less favourable macroeconomic forecast.

Non-interest expenses

Non-interest expenses have been relatively stable over the period, with certain quarters impacted by seasonality or adjusting items. The trend has been driven by the favourable impact of foreign currency translation and ongoing expense management and efficiency initiatives.

Provision for income taxes

The effective tax rate was 18.5% this quarter and averaged 21.7% over the period. Effective tax rates were impacted by divestitures, varying levels of provision for credit losses and net income earned in foreign jurisdictions, as well as the variability of tax-exempt dividend income and inflationary benefits.

36  |  2022 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Business Line Overview

BUSINESS LINE OVERVIEW

Business line results are presented on a taxable equivalent basis, adjusting for the following:

•

The Bank analyzes revenue on a taxable equivalent basis (TEB) for business lines. This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or non-interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology. A segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the Other segment.

•

For business line performance assessment and reporting, net income from associated corporations, which is an after-tax number, is adjusted to normalize for income taxes. The tax normalization adjustment grosses up the amount of net income from associated corporations and normalizes the effective tax rate in the business lines to better present the contribution of the associated corporations to the business line results.

•

International Banking business segment results are analyzed on a constant dollar basis. Under constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates thereby eliminating the impact of foreign currency translation. The Bank believes that reporting in constant dollar is useful for readers in assessing ongoing business performance.

Below are the results of the Bank’s four business operating segments for 2022.

CANADIAN BANKING

Canadian Banking reported net income attributable to equity holders of $4,763 million in 2022, compared to $4,155 million in the prior year. Adjusted net income to equity holders was $4,779 million, an increase of $608 million or 15%. The increase was due primarily to higher revenues driven by strong volume growth, and lower provision for credit losses, partially offset by higher non-interest expenses. Return on equity was 26.3% compared to 25.2% in the prior year. Adjusted return on equity was 26.4% compared to 25.3% in the prior year.

INTERNATIONAL BANKING

Net income attributable to equity holders was $2,418 million, an increase of $595 million. Adjusted net income attributable to equity holders was $2,446 million, an increase of $591 million. The increase was due largely to higher net interest income and lower provisions for credit losses, a lower effective tax rate from inflation benefits, partly offset by the negative impact of foreign currency translation. Return on equity was 12.9% compared to 10.4% in the prior year. Adjusted return on equity was 13.0% compared to 10.6% in the prior year.

GLOBAL WEALTH MANAGEMENT

Net income attributable to equity holders was $1,556 million, compared to $1,565 million in the prior year. Adjusted net income attributable to equity holders was $1,583 million, a decrease of $9 million or 1%. Higher net interest income and brokerage revenues were offset by lower mutual fund fees, higher volume related expenses, and the impact of elevated performance fees in the prior year. Return on equity was 16.2% compared to 16.7% in the prior year. Adjusted return on equity was 16.5% compared to 17.0% in the prior year.

GLOBAL BANKING AND MARKETS

Global Banking and Markets reported net income attributable to equity holders of $1,911 million, a decrease of $164 million or 8% from last year. The decline was due primarily to lower income in capital markets, higher non-interest expenses, and lower reversal on provision for credit losses, partially offset by higher revenue in business banking. Return on equity was 14.3% compared to 16.5% last year.

2022 Scotiabank Annual Report  |  37

Management’s Discussion and Analysis

KEY PERFORMANCE INDICATORS FOR ALL BUSINESS LINES

Management uses a number of key metrics to monitor business line performance:

• Net income	• Return on equity	• Productivity ratio	• Provision for credit losses ratio

T18  Financial performance – Reported

For the year ended October 31, 2022 ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$9,001	$6,900	$764	$1,630	$(180)	$18,115
Non-interest income(2)	3,029	2,827	4,617	3,542	(714)	13,301
Total revenue(2)	12,030	9,727	5,381	5,172	(894)	31,416
Provision for credit losses	209	1,230	6	(66)	3	1,382
Non-interest expenses	5,388	5,212	3,259	2,674	569	17,102
Provision for income taxes(2)	1,670	618	551	653	(734)	2,758
Net income	$4,763	$2,667	$1,565	$1,911	$(732)	$10,174
Net income attributable to non-controlling interests in subsidiaries	–	249	9	–	–	258
Net income attributable to equity holders of the Bank	$4,763	$2,418	$1,556	$1,911	$(732)	$9,916
Return on equity(%)(3)	26.3%	12.9%	16.2%	14.3%	–%	14.8%
Total average assets ($ billions)	$430	$207	$33	$445	$167	$1,282
Total average liabilities ($ billions)	$332	$152	$47	$414	$263	$1,208

(1)

The Other category represents smaller operating segments, including Group Treasury, and other corporate adjustments that are not allocated to an operating segment. Corporate adjustments include the net residual in matched maturity transfer pricing, the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes, and differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Taxable equivalent basis. Refer to Glossary.
(3)	Refer to Non-GAAP Measures on page 17 for the description of the measure.

For the year ended October 31, 2021 ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other(1)	Total
Net interest income(2)	$8,030	$6,625	$628	$1,436	$242	$16,961
Non-interest income(2)	2,868	2,993	4,752	3,587	91	14,291
Total revenue(2)	10,898	9,618	5,380	5,023	333	31,252
Provision for credit losses	333	1,574	2	(100)	(1)	1,808
Non-interest expenses	4,951	5,254	3,255	2,458	700	16,618
Provision for income taxes(2)	1,459	635	549	590	(362)	2,871
Net income	$4,155	$2,155	$1,574	$2,075	$(4)	$9,955
Net income attributable to non-controlling interests in subsidiaries	–	332	9	–	(10)	331
Net income attributable to equity holders of the Bank	$4,155	$1,823	$1,565	$2,075	$6	$9,624
Return on equity(%)(3)	25.2%	10.4%	16.7%	16.5%	–%	14.7%
Total average assets ($ billions)	$381	$194	$29	$401	$152	$1,157
Total average liabilities ($ billions)	$313	$149	$45	$385	$193	$1,085

(1)

The Other category represents smaller operating segments, including Group Treasury, and other corporate adjustments that are not allocated to an operating segment. Corporate adjustments include the net residual in matched maturity transfer pricing, the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes, and differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Taxable equivalent basis. Refer to Glossary.
(3)	Refer to Non-GAAP Measures on page 17 for the description of the measure.

38  |  2022 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Business Line Overview

T18A  Financial performance – Adjusted

For the year ended October 31, 2022 ($ millions)(1)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Net interest income	$9,001	$6,900	$764	$1,630	$(180)	$18,115
Non-interest income	3,029	2,827	4,617	3,542	(353)	13,662
Total revenue	12,030	9,727	5,381	5,172	(533)	31,777
Provision for credit losses	209	1,230	6	(66)	3	1,382
Non-interest expenses	5,366	5,173	3,223	2,674	351	16,787
Provision for income taxes	1,676	629	560	653	(659)	2,859
Net income	$4,779	$2,695	$1,592	$1,911	$(228)	$10,749
Net income attributable to non-controlling interests in subsidiaries	–	249	9	–	1	259
Net income attributable to equity holders of the Bank	$4,779	$2,446	$1,583	$1,911	$(229)	$10,490

(1)	Refer to Non-GAAP Measures on page 17 for the description of the adjustments.

For the year ended October 31, 2021 ($ millions)(1)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Net interest income	$8,030	$6,625	$628	$1,436	$242	$16,961
Non-interest income	2,868	2,993	4,752	3,587	91	14,291
Total revenue	10,898	9,618	5,380	5,023	333	31,252
Provision for credit losses	333	1,574	2	(100)	(1)	1,808
Non-interest expenses	4,929	5,209	3,219	2,458	512	16,327
Provision for income taxes	1,465	648	558	590	(313)	2,948
Net income	$4,171	$2,187	$1,601	$2,075	$135	$10,169
Net income attributable to non-controlling interests in subsidiaries	–	332	9	–	–	341
Net income attributable to equity holders of the Bank	$4,171	$1,855	$1,592	$2,075	$135	$9,828

(1)	Refer to Non-GAAP Measures on page 17 for the description of the adjustments.

2022 Scotiabank Annual Report  |  39

Management’s Discussion and Analysis

Canadian Banking

2022 Achievements

Accelerated business performance

•  Further solidified a top-three position in lending within Canada with growth across market share measures.

•  Delivered record Net Customer Growth over the past 12 months, driven by stronger acquisition and reduced attrition, with a focus on priority segments including Physicians and New to Canada.

•  Expanded the Business Bank, driven by investments in technology including an end-to-end digital credit work-flow tool, enhanced pricing engine, and Salesforce.

•  Digital sales units exceeded full year target, with strong growth across key products as consumer demand returned to pre-pandemic levels.

Winning team culture

•  Reinforced commitment to advancing the inclusion of women and creating a more equitable and diverse workplace, and reached 50% representation of women at the VP level.

•  Received a third consecutive recognition as one of the Best Workplaces™ in Canada by the Great Place to Work®; Scotiabank was the only Canadian headquartered company and only financial institution to be recognized in the ranking.

Superior customer experience

•  Launched Scotia Smart Investor in partnership with Global Wealth Management, a new digital hybrid investment tool that delivers goals-based investment advice to retail customers, with over $4 billion in investment volumes to date.

•  Introduced Sleep Advisor by Scotia Advice+, a series of investment tools including a Sleep Advisor hotline and online Sleep Advisor Hub on the Advice+ Centre, designed to help ease the financial planning concerns of our customers.

•  Announced commitment of $10 billion in capital deployed by 2025 for Women-led businesses.

•  Launched Scotiabank’s Black-Led Business Financing Program that commits to providing $100 million in capital via term financing for both start-ups and established Black-led businesses.

Digital enablement

•  Launched Scotia Smart Money by Advice+, a new digital suite of smart tools that provide customers with personalized insights, advice, and control at their fingertips to help customers and advisors develop and implement a sound financial plan.

•  Roll-out of digital capabilities delivered continued progress with a steady increase in digital adoption and active digital and mobile users.

Scale our unique partnerships and assets

•  Launched Scene+ as an integrated loyalty offering, with over 1 million new Scene+ members joining the program since the launch of the partnership with Empire; secured partnership with Home Hardware.

•  Released inaugural ScotiaRISE Impact Report, which showcases more than 200 community partnerships, and $26 million in community investments globally.

Select Awards

•  Received award for Best Use of Technology for Customer Experience Overall in The Digital Banker’s 2022 Global Digital CX Banking Awards.

•  Earned a top spot in The Globe and Mail’s 2022 Women Lead Here list and recognized for Best Corporate Sustainability.

Business Profile

Canadian Banking provides a full suite of financial advice and banking solutions, supported by an excellent customer experience, to over 10 million Retail, Small Business and Commercial Banking customers. It serves these customers through its network of 941 branches and 3,725 automated banking machines (ABMs), as well as online, mobile and telephone banking, and specialized sales teams. Canadian Banking also provides an alternative self-directed banking solution to over 2 million Tangerine Bank customers. Canadian Banking is comprised of the following areas:

•

Retail banking provides financial advice and solutions along with day-to-day banking products, including debit cards, chequing accounts, credit cards, investments, mortgages, personal loans and related creditor insurance products to retail customers, including automotive dealers and their customers, providing retail automotive financing solutions. Tangerine Bank provides day-to-day banking products, including chequing and saving accounts, credit cards, mortgages, loans and investments to self-directed customers.

•

Business banking delivers advice and a full suite of lending, deposit, cash management and trade finance solutions to small, medium, and large businesses, including the Roynat franchise which provides clients innovative financing alternatives through both public and private markets.

Strategy

Canadian Banking continued to prioritize providing customer and employee support initiatives throughout 2022. This included focusing on the health and safety of both customers and employees, supporting Retail and Business Banking customers financially, while delivering accelerated revenue and earnings growth to solidify a top-3 position in Canada across key market share measures.

Canadian Banking will continue to execute its long-term strategy to deliver stable and consistent earnings, including businesses and products that deliver higher returns on equity. Ongoing efforts focus on building stronger relationships with customers to increase engagement and loyalty, investing in digital and analytics capabilities to understand and anticipate customer needs, and developing a high-quality and diverse team of Scotiabank employees.

40  |  2022 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Canadian Banking

2023 Priorities

•	Deliver on strategic initiatives: Continue to deliver consistent and stable long-term earnings growth by enhancing return on equity across Retail Banking, Business Banking and Tangerine.

•

Deliver a differentiated customer experience: Progress toward becoming the #1 bank for customers, by providing differentiated focus, service, and advice to drive deeper relationships, loyalty and customer engagement.

•

Strengthen winning team culture: Continue to instill a winning and inclusive culture, with a focus on prioritizing customers and improving sustainable business performance, further strengthening team-focused engagement.

•	Diversity & Inclusion: Continue to build an inclusive workplace where all employees can contribute and succeed.
•

Accelerate data & analytics, technology, and digital capabilities: Strengthen capabilities across data, technology and digital to support salesforce enablement, customer self-serve and assisted experiences, and insight-driven reporting and decision-making.

•

Leverage unique partnerships and assets: Further utilize and expand dynamic long-term partnerships and assets, including MLSE, SCENE+ loyalty program, and the relationship with Global Wealth Management, in order to generate customer awareness, engagement, and growth across the Canadian Banking franchise.

T19  Canadian Banking financial performance

($ millions)	2022	2021
Reported results
Net interest income(1)	$9,001	$8,030
Non-interest income(1)(2)	3,029	2,868
Total revenue(1)	12,030	10,898
Provision for credit losses	209	333
Non-interest expenses	5,388	4,951
Income tax expense	1,670	1,459
Net income	$4,763	$4,155
Net income attributable to non-controlling interests in subsidiaries	–	–
Net income attributable to equity holders of the Bank	$4,763	$4,155

Key ratios and other financial data
Return on equity(3)	26.3%	25.2%
Productivity(1)(4)	44.8%	45.4%
Net interest margin(3)	2.24%	2.23%
Provision for credit losses – performing (Stages 1 and 2)	$(343)	$(357)
Provision for credit losses – impaired (Stage 3)	$552	$690
Provision for credit losses as a percentage of average net loans and acceptances(4)	0.05%	0.09%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances(4)	0.13%	0.18%
Net write-offs as a percentage of average net loans and acceptances(4)	0.13%	0.19%

Selected Consolidated Statement of Financial Position data (average balances)
Earning assets(3)	$425,436	$376,670
Total assets	429,528	380,772
Deposits	307,985	294,499
Total liabilities	332,453	313,028

(1)	Taxable equivalent basis (TEB).
(2)	Includes net income from investments in associated corporations of $64 (2021 – $87).
(3)	Refer to Non-GAAP Measures on page 17 for the description of the measure.
(4)	Refer to Glossary on page 133 for the description of the measure.

T19A  Adjusted Canadian Banking financial performance(1)

($ millions)	2022	2021
Adjusted results
Net interest income	$9,001	$8,030
Non-interest income	3,029	2,868
Total revenue	12,030	10,898
Provision for credit losses	209	333
Non-interest expenses(2)	5,366	4,929
Income before taxes	6,455	5,636
Income tax expense	1,676	1,465
Net income	$4,779	$4,171
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	–
Net income attributable to equity holders	$4,779	$4,171

(1)	Refer to Non-GAAP Measures on page 17 for the description of the adjustments.
(2)	Includes adjustment for Amortization of acquisition-related intangible assets of $22 (2021 – $22).

2022 Scotiabank Annual Report  |  41

Management’s Discussion and Analysis

Financial Performance

Net income

Canadian Banking reported net income attributable to equity holders of $4,763 million, compared to $4,155 million. Adjusted net income to equity holders was $4,779 million, an increase of $608 million or 15%. The increase was due primarily to higher revenues driven by strong volume growth, and lower provision for credit losses, partially offset by higher non-interest expenses.

Average assets and liabilities

Average assets increased $49 billion or 13% to $430 billion. The growth included $33 billion or 14% in residential mortgages, $13 billion or 21% in business loans and acceptances, $1 billion or 2% in personal loans, and $1 billion or 7% in credit card loans.

Average liabilities increased $19 billion or 6% to $332 billion. The growth included $8 billion or 8% in non-personal deposits and $5 billion or 3% in personal deposits.

Revenues

Revenues of $12,030 million increased $1,132 million or 10%, due to higher net interest income and non-interest income.

Net interest income

Net interest income of $9,001 million increased $971 million or 12%, due primarily to strong loan and deposit growth and margin expansion. The net interest margin increased one basis point to 2.24%, due primarily to higher deposit spreads and the impact of the Bank of Canada rate increases, partly offset by lower loan spreads.

Non-interest income

Non-interest income of $3,029 million increased $161 million or 6%. The increase was due primarily to higher banking revenue, foreign exchange fees, mutual fund distribution fees, and insurance revenues, partly offset by lower income from associated corporations and elevated private equity gains in the prior year.

Retail Banking

Total retail banking revenues were $8,969 million, an increase of $577 million or 7%. Net interest income increased $472 million or 7%, primarily driven by strong loan and deposit growth, partially offset by margin compression. Non-interest income increased $105 million or 5%, due primarily to higher banking revenue, foreign exchange fees, and insurance revenues, partly offset by lower income from associated corporations.

Business Banking

Total business banking revenues increased $555 million or 22% to $3,061 million. Net interest income increased $499 million or 31% due primarily to strong loan and deposit growth, and margin expansion. Non-interest income increased $56 million or 6% due primarily to higher credit fees and card revenues, partially offset by elevated private equity gains in the prior year.

Provision for credit losses

The provision for credit losses was $209 million, a decrease of $124 million. The provision for credit losses ratio was five basis points, a decrease of four basis points.

Provision for credit losses on performing loans was a net reversal of $343 million, compared to a net reversal of $357 million in the prior year. The provision reversal this period was driven primarily by improved retail portfolio credit quality expectations, partly offset by the less favourable macroeconomic forecast and portfolio growth.

Provision for credit losses on impaired loans was $552 million compared to $690 million, a decrease of $138 million due primarily to lower retail provisions driven by stable credit quality. The provision for credit losses ratio on impaired loans was 13 basis points, a decrease of five basis points.

Non-interest expenses

Non-interest expenses were $5,388 million, up $437 million or 9%, due primarily to higher technology, personnel, and advertising costs to support business growth.

Provision for income taxes

The effective tax rate of 26.0% was in line with the prior year.

Outlook

Revenue growth in the Canadian Bank is expected to be driven by deposit and loan growth across Retail and Business Banking and the net interest margin is expected to remain stable. Residential mortgage growth is expected to decelerate driven by a less robust housing market and higher borrowing rates. Maintaining strong expense discipline while selectively investing in strategic growth initiatives will be a primary objective for Canadian Banking to continue to generate positive operating leverage. Earnings are expected to be impacted by normalizing provision for credit losses and a higher tax rate. Customer acquisition supported by our expanding loyalty program remains a priority.

C6	Total revenue by sub-segment(1) $ millions

(1)	Prior periods have been restated to conform to the current position.

C7	Average loans and acceptances $ billions

C8	Average deposits $ billions

42  |  2022 Scotiabank Annual Report

Management’s Discussion and Analysis    |    International Banking

International Banking

2022 Achievements

Improved Business Performance

•  Delivered steady loan growth, with all Pacific Alliance countries growing in line or better than the market in residential mortgages and commercial loans, balanced by deposit growth.

•  Prudently managed expenses supported by cost reduction initiatives and digital progress, despite high inflation across geographies.

•  Continued to optimize International Banking’s footprint with the acquisition of Grupo Said’s remaining 16.8% stake in Scotiabank Chile, increasing Scotiabank’s ownership in the Chilean entity to 99.8%.

Acceleration of Growth Drivers

•  In Retail, accelerated strategic priorities in the Affluent, Insurance, and Small and Medium Enterprise customer segments.

•  In Affluent, delivered solid customer growth and launched a Digital-first relationship model in Chile.

•  In Insurance, continued positive momentum by launching new product offerings in Mexico, Chile, and Colombia.

•  In the Small and Medium Enterprise segment, launched a new mobile banking platform in Peru and was awarded ‘Best Small and Medium Enterprise Bank’ by the World Economic Magazine’s Award in Chile.

•  In Corporate and Commercial, ranked #1 in the Pacific Alliance Loans and #1 in the Latin America ESG bonds league table.

Winning Team

•  Launched The Scotiabank Women Initiative in Chile and Jamaica,

•  Recognized for gender equality in the workplace, placing #1 in Chile, #3 in Peru, and #4 in Mexico.

•  Certified in Chile by Equidad CL as a Top Workplace for LGBTQ+ employees for the fourth year in a row and recognized in Mexico by Equidad MX with a perfect 100% score for LGBTQ+ inclusion in the workplace.

•  Recognized by LinkedIn as one of the Best Workplaces to Grow Your Career in Mexico, Colombia, and Chile.

Focused Customer Strategy

•  Continued leadership in Customer Experience with positive momentum in Net Promoter Scores (NPS) across most channels and regions, exceeding or meeting the market and becoming the leading bank in Colombia.

Acceleration of Digital Transformation

•  Strong digital progress across the Pacific Alliance countries. In Retail Banking, achieved 68% digital sales, 58% digital adoption, and 91% self-serve transactions; Digital users reached 4.4 million in total, with 3.8 million mobile users.

•  Launched Scotiabank SelectPay in the Central America and Caribbean region, a customer-centric feature to convert eligible credit card purchases into monthly installments directly on the mobile app.

•  Launched new mobile applications for Huawei users in Mexico and Chile and a new digital approval model for mortgages in Colombia, significantly improving online response times.

•  Scotiabank has the top-rated mobile banking app in Chile on iOS, Android, and Huawei platforms.

Select Awards

•  Recognized as the #1 Best Workplace among Financial Services in Latin America by Great Place to Work for the second year in a row.

•  Recognized as “Sustainable Finance Bank of the Year for Latin America and the Caribbean” by LatinFinance and awarded “Outstanding Leadership in Sustainability Transparency” by Global Finance.

•  Recognized as the “Best Investment Bank in Chile” by Euromoney and “Investment Bank of the Year” in Chile and Colombia by LatinFinance.

•  Scotiabank Chile was recognized as the “Best Digital Bank in Latin America and the Caribbean” by LatinFinance, a testament to the Bank’s digital excellence and progress.

•  Recognized as the “Top Bank for Best Use of Technology for Customer Experience” by The Digital Banker.

•  Named Bank of the Year by Global Finance in Trinidad & Tobago, Bahamas, Turks & Caicos, and Cayman Islands; a recognition for progress in digital transformation, including the launch of Scotia SelectPay.

Business Profile

International Banking is a strong and diverse franchise with over 11 million Retail, Corporate, and Commercial customers. The geographical footprint encompasses the Pacific Alliance countries of Mexico, Chile, Peru, and Colombia, as well as Central America, the Caribbean, and Uruguay. The Bank is well positioned in the Pacific Alliance, providing the connectivity to do business across the Americas through Corporate Banking and Digital leadership. The Bank’s core markets in the Pacific Alliance countries demonstrate attractive demographics, opportunities to grow banking penetration, and strong connectivity with Canada and the U.S.

Strategy

As economic conditions evolved throughout the year, International Banking launched a series of initiatives to deliver earnings growth and selectively capture business opportunities in strategic products and segments. These included prudently managing credit risk and maintaining focus on expense management, while executing on the long-term strategy to be a Leading Bank in the Americas.

Underpinning the long-term strategy is the focus on being the preferred choice for customers, leveraging digital engagement to deliver superior customer experience, while driving operational efficiency and outpacing the competition in priority businesses, enabled by a diverse and talented winning team.

2022 Scotiabank Annual Report  |  43

Management’s Discussion and Analysis

2023 Priorities

•	Maintain momentum in business performance: Continue to improve ROE, aligned with the macroeconomic environment, driven by balanced growth of assets and liabilities, while actively managing expenses.

•

Accelerate growth drivers: Outpace the competition by continuing to develop a customer-centric value proposition for Retail customers, by expanding Corporate, Commercial, and Capital Markets businesses in the Pacific Alliance, and by scaling International Banking’s Wealth Management business in close collaboration with Global Wealth Management.

•

Lead in digital & data and customer experience: Focus on digital platforms and data to optimize distribution costs, drive impact across all business lines and corporate functions, and achieve best-in-class customer loyalty and engagement.

•

Continue driving winning team and culture: Lead in diversity and inclusion, providing employees a safe and engaging work environment to attract and retain key talent, and foster a high-performance, results-driven mindset.

T20  International Banking financial performance – Reported

($ millions)	2022	2021
Reported results
Net interest income(1)	$6,900	$6,625
Non-interest income(1)(2)	2,827	2,993
Total revenue(1)	9,727	9,618
Provision for credit losses	1,230	1,574
Non-interest expenses	5,212	5,254
Income tax expense(1)	618	635
Net income	$2,667	$2,155
Net income attributable to non-controlling interests in subsidiaries	249	332
Net income attributable to equity holders of the Bank	$2,418	$1,823

Key ratios and other financial data
Return on equity(3)	12.9%	10.4%
Productivity(1)(4)	53.6%	54.6%
Net interest margin(3)(5)	3.96%	3.95%
Provision for credit losses – performing (Stages 1 and 2)	$84	(1,005)
Provision for credit losses – impaired (Stage 3)	$1,146	2,579
Provision for credit losses as a percentage of average net loans and acceptances(4)	0.82%	1.15%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances(4)	0.77%	1.88%
Net write-offs as a percentage of average net loans and acceptances(4)	0.79%	1.89%

Selected Consolidated Statement of Financial Position data (average balances)
Earning assets(3)	$188,742	$178,906
Total assets	206,550	194,124
Deposits	107,206	103,485
Total liabilities	152,140	148,531

(1)	Taxable equivalent basis (TEB).
(2)	Includes net income from investments in associated corporations of $250 (2021 – $206).
(3)	Refer to Non-GAAP Measures on page 17 for the description of the measure.
(4)	Refer to Glossary on page 133 for the description of the measure.
(5)	Prior period has been restated to reflect the deduction of non-interest bearing deposits with financial institutions, to align with the Bank’s definition.

T20A  Adjusted International Banking financial performance(1)

($ millions)	2022	2021
Adjusted results
Net interest income	$6,900	$6,625
Non-interest income	2,827	2,993
Total revenue	9,727	9,618
Provision for credit losses	1,230	1,574
Non-interest expenses(2)	5,173	5,209
Income before taxes	3,324	2,835
Income tax expense	629	648
Net income	$2,695	$2,187
Net income attributable to non-controlling interests (NCI)	249	332
Net income attributable to equity holders	$2,446	$1,855

(1)	Refer to Non-GAAP Measures on page 17 for the description of the adjustments.
(2)	Includes adjustment for Amortization of acquisition-related intangible assets of $39 (2021 – $45).

44  |  2022 Scotiabank Annual Report

Management’s Discussion and Analysis    |    International Banking

Financial Performance

Net income

Net income attributable to equity holders was $2,418 million, an increase of $595 million. Adjusted net income attributable to equity holders was $2,446 million, an increase of $591 million. The increase was due largely to higher net interest income and lower provision for credit losses and lower provision for income taxes, partly offset by lower non-interest income.

Financial Performance on an Adjusted and Constant Dollar Basis

The discussion below on the results of operations is on an adjusted and constant dollar basis. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates, which is a non-GAAP financial measure (refer to Non-GAAP Measures on page 20). The Bank believes that constant dollar is useful for readers in assessing ongoing business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment. Ratios are on a reported basis.

T21 International Banking financial performance on adjusted and constant dollar basis

($ millions)	2022	2021
Net interest income(1)	$6,900	$6,478
Non-interest income(1)(2)	2,827	2,874
Total revenue(1)	9,727	9,352
Provision for credit losses	1,230	1,534
Non-interest expenses	5,173	5,107
Income tax expense(1)	629	616
Net income on constant dollar basis	$2,695	$2,095
Net income attributable to non-controlling interests in subsidiaries on a constant dollar basis	249	309
Net income attributable to equity holders of the Bank on a constant dollar basis	$2,446	$1,786

Selected Consolidated Statement of Financial Position data (average balances)
Total assets	206,550	189,590
Total liabilities	152,140	144,154

(1)	Taxable equivalent basis (TEB).
(2)	Includes net income from investments in associated corporations of $250 (2021 – $212).

C9	Total revenue by region $ millions

C10	Average loans and acceptances $ billions

C11	Average earning assets by region $ billions

C12	Average deposits $ billions

2022 Scotiabank Annual Report  |  45

Management’s Discussion and Analysis

Net income

Net income attributable to equity holders was $2,418 million, an increase of $662 million or 38%. Adjusted net income attributable to equity holders was $2,446 million, up $660 million or 37%. The increase was due largely to higher net interest income and lower provision for credit losses, partly offset by lower non-interest income.

Assets and liabilities

Average assets of $207 billion increased $17 billion or 9%. Total loans increased by 11%, mainly driven by residential mortgages up 14%, commercial loans up 11%, and personal and credit card loans up 3%.

Average liabilities of $152 billion increased $8 billion or 6%. Total deposits increased by 5% due mainly to higher non-personal deposits up 7% and personal deposits up 2%.

Revenues

Total revenues were $9,727 million, up $375 million or 4%, due to higher net interest income, partly offset by lower non-interest income driven by capital market revenues and gains on investment securities.

Net interest income

Net interest income was $6,900 million, up 7%. The increase was driven by growth in residential mortgages and commercial loans. Net interest margin increased by one basis point to 3.96% due to higher central bank rates and inflation, partly offset by business mix.

Non-interest income

Non-interest income was $2,827 million, down 2%. The decline was driven by lower capital market revenues and lower gains on investment securities, partly offset by higher net fees and commissions.

Latin America

Total revenues were $7,516 million, up $297 million or 4%. Net interest income increased by 7%. Non-interest income was down $72 million or 3%, driven by lower capital market revenues and investment gains, partly offset by higher banking fees.

Caribbean and Central America

Total revenues were $2,067 million, up $103 million or 5%. Net interest income increased by $53 million or 4%. Non-interest income was up $50 million or 8%, mainly driven by higher banking fees and income from associated corporations.

Provision for credit losses

The provision for credit losses was $1,230 million compared to $1,534 million, a decrease of $304 million or 20%. The provision for credit losses ratio was 82 basis points, a decrease of 33 basis points.

Provision for credit losses on performing loans was $84 million, compared to a net reversal of $998 million. The provision this period was driven primarily by retail portfolio growth and the less favourable macroeconomic forecast, partly offset by improved portfolio credit quality. Provision reversals in the prior period were driven primarily by allowance releases built in fiscal year 2020, and credit migration to impaired, primarily in the retail portfolio.

Provision for credit losses on impaired loans was $1,146 million, compared to $2,532 million, a decrease of $1,386 million due primarily to lower retail provisions driven by lower formations primarily in Peru and Colombia. The provision for credit losses ratio on impaired loans was 77 basis points, a decrease of 111 basis points.

Non-interest expenses

Non-interest expenses were $5,212 million, up $63 million or 1%. On an adjusted basis, non-interest expenses increased 1%, due primarily to higher business activity and inflationary pressure, partly offset by benefits from cost reduction initiatives.

Provision for income taxes

The effective tax rate was 18.8% compared to 22.7% last year. On an adjusted basis, the effective tax rate was 18.9%, compared to 22.8% last year due primarily to inflation-related benefits in Mexico and Chile.

Outlook

Revenues in the International Bank are expected to benefit from loan growth and modest net interest margin expansion, as a result of the expected stabilization of interest rates and rate reductions in the second half of 2023. Expenses are expected to grow in line with revenue supported by strong digital progress to deliver positive operating leverage. Earnings are expected to be impacted by normalizing provision for credit losses, and a higher tax rate. The business will continue to invest in cash management, digital adoption, and customer experience to drive growth in the corporate, commercial and retail businesses across the region.

46  |  2022 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Global Wealth Management

Global Wealth Management

2022 Achievements

Maximize growth in asset management and advisory businesses

•  Strong investment results across 1832 Asset Management, with Dynamic Funds having 87% of assets in the top two quartiles over a five-year period, as of October 2022, ranking Dynamic Funds in the top 3 among Independent mutual fund companies.

•  Scotia Global Asset Management is ranked #2 in market share in Retail Investment Fund Assets in Canada, and launched 6 new Environmental, Social and Governance (ESG) focused products across Scotia, Dynamic, and Tangerine.

•  Launched the newest generation of the iTRADE mobile application, combining a powerful engine with an intuitive interface tailored to investors of all experience levels and seamlessly connected with the mobile banking app.

•  Formally introduced an enhanced Multi-Asset Management portfolio management team to clients, designed to build a centre of investment expertise for managing multi-asset, multi-manager investment solutions.

•  Tangerine’s new product launches (Global ETF Portfolios and Socially Responsible Global Portfolios) topped $1 billion in assets under management in their first year after launch.

Focus on Partnerships

•  Continued focus on delivering the entire bank to clients and driving partnerships across businesses. Partnership with Commercial Banking continues to drive high referral volumes, more than double in FY22 vs. FY21.

•  Announced development of the Medicus Pension Plan, a multi-employer plan that will provide incorporated physicians with a unique opportunity to access predictable lifetime retirement income. The Plan will provide a lifetime pension based on a physician’s personal earnings and years of service and will pool investments among all Plan participants. The Plan is expected to launch within a year, subject to applicable regulatory approvals.

•  Launched Scotia Smart Investor, in partnership with Canadian Banking, a new digital hybrid investment tool, to deliver goals-based investment advice to retail customers, with over $4 billion in investment volumes to date.

•  Aqueduct Foundation’s assets surpassed $1 billion, ranking among the top 15 foundations in Canada by assets.

Expand international capabilities and offering

•  Launch of the Total Wealth Advisory model internationally in the Pacific Alliance Countries.

•  Expanded institutional sales internationally with a focus on value-added investment mandates in priority Latin American markets, with the US Equity Fund in Mexico surpassing $1 billion in assets under management.

•  Scotia Fondos in Peru has reached 20.9% retail mutual fund market share, their highest ever, solidifying a #2 ranking.

Select award highlights

•  Scotia Global Asset Management was recognized for its strong performance across Dynamic Funds and ScotiaFunds brands by winning 13 Lipper Fund and 37 FundGrade A+ Awards in 2021, announced in 2022.

•  Scotia iTRADE ranked #1 among the Big 5 Banks in the 2021 Surviscor Canadian Online Brokerage Ranking for best overall online experience.

•  Scotia Wealth Management was recognized by Global Finance for the second consecutive year winning the ‘Best Private Bank’ award in two categories: 1) Best private bank in Canada and 2) Best private bank for clients with a net worth between $1 million and $24.9 million.

•  Scotia Wealth Management Mexico obtained #1 in Great Place to Work in the Country.

Business Profile

Global Wealth Management is focused on delivering comprehensive wealth management advice and solutions to clients across Scotiabank’s footprint. Global Wealth Management serves over 2 million investment fund and advisory clients across 13 countries – administering over $500 billion in assets.

Through organic growth and acquisitions, Global Wealth Management has built a robust client-centric business with comprehensive advice, products, and platforms to meet a broad range of client needs.

Global Wealth Management is comprised of the following businesses:

•

Wealth Management: Online brokerage (Scotia iTRADE), Mobile investment specialists (Scotiabank), Full-service brokerage (ScotiaMcLeod), Trust, Private Banking, Private Investment Counsel (Scotia Wealth Management, Jarislowsky Fraser, and MD Financial Management)

•	Asset Management: Retail mutual funds (Scotia & Dynamic Funds), Exchange Traded Funds (Scotia & Dynamic Funds), Liquid Alternatives (Dynamic Funds), Institutional funds (Scotia & Jarislowsky Fraser)

Scotiatrust, ScotiaMcLeod, Scotia iTRADE, Private Banking, Private Investment Counsel, 1832 Asset Management and Dynamic Funds are top performers in key industry metrics.

Strategy

Global Wealth Management continues to execute on its strategic focus on providing clients with strong risk adjusted investment results and financial planning to provide investment solutions to meet their complex needs. The focus continues to be delivering on partnerships and comprehensive advice to best serve clients in the current economic environment and through all market conditions. To best drive that focus, Global Wealth Management is prioritizing investments in digital and investment capabilities, growing the product shelf to serve both retail and institutional clients.

In addition, Global Wealth Management is focused on maximizing its international footprint, including leveraging the Bank’s institutional management capabilities in priority markets across Latin America.

2022 Scotiabank Annual Report  |  47

Management’s Discussion and Analysis

2023 Priorities

•

Continue product innovation: Drive innovation in products to deliver industry-leading investment capabilities and performance through purpose-built solutions for customers across Global Wealth Management’s brands and channels.

•	Plan-based, holistic advice: Deliver the entire bank to new and existing clients with complex needs through the Total Wealth strategy.

•	Invest in digital: Digitally enable sales and advice to support distribution channels, including proprietary and 3rd party sales.

•

Focus on international: Maximize international footprint by growing the product shelf, and by enhancing internal capabilities in sales and distributions. Invest and grow the International Wealth business by following the Bank’s retail footprint.

•	Enhance winning team culture: Cultivate a talented, diverse workforce, and foster an environment to keep customers and employees safe, while delivering outstanding results and client experiences.

T22 Global Wealth Management financial performance

($ millions)	2022	2021
Reported results
Net interest income(1)	$764	$628
Non-interest income(1)	4,617	4,752
Total revenue(1)	5,381	5,380
Provision for credit losses	6	2
Non-interest expenses	3,259	3,255
Income tax expense	551	549
Net income	$1,565	$1,574
Net income attributable to non-controlling interests in subsidiaries	9	9
Net income attributable to equity holders of the Bank	$1,556	$1,565

Key ratios and other financial data
Return on equity(2)	16.2%	16.7%
Productivity(1)(3)	60.6%	60.5%

Selected Consolidated Statement of Financial Position data (average balances)
Earning assets(2)	$22,452	$18,478
Total assets	32,721	28,965
Deposits	38,663	37,013
Total liabilities	46,906	44,950

Other ($ billions)
Assets under administration(3)	$580	$597
Assets under management(3)	$311	$346

(1)	Taxable equivalent basis (TEB).
(2)	Refer to Non-GAAP Measures on page 17 for the description of the measure.
(3)	Refer to Glossary on page 133 for the description of the measure.

T22A Adjusted Global Wealth Management financial performance(1)

($ millions)	2022	2021
Adjusted results
Net interest income	$764	$628
Non-interest income	4,617	4,752
Total revenue	5,381	5,380
Provision for credit losses	6	2
Non-interest expenses(2)	3,223	3,219
Income before taxes	2,152	2,159
Income tax expense	560	558
Net income	$1,592	$1,601
Net income attributable to non-controlling interests in subsidiaries (NCI)	9	9
Net income attributable to equity holders	$1,583	$1,592

(1)	Refer to Non-GAAP Measures on page 17 for the description of the adjustments.
(2)	Includes adjustment for Amortization of acquisition-related intangible assets of $36 (2021 – $36).

48  |  2022 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Global Wealth Management

Financial Performance

Net income

Net income attributable to equity holders was $1,556 million, compared to $1,565 in the prior year. Adjusted net income attributable to equity holders was $1,583, a decrease of $9 million or 1%. Higher net interest income and brokerage revenues were offset by lower mutual fund fees driven by market conditions, higher volume-related expenses, and the 4% impact of elevated seasonal performance fees in the prior year.

Assets under management (AUM) and assets under administration (AUA)

Assets under management of $311 billion decreased $35 billion or 10% driven by market depreciation. Assets under administration of $580 billion decreased $17 billion or 3% due primarily to market depreciation, partly offset by higher net sales.

Revenues

Revenues were $5,381 million in line with the prior year. Higher net interest income and brokerage revenues were offset by lower mutual fund fees driven by market conditions and the 2% impact of elevated seasonal performance fees in the prior year.

Net interest income

Net interest income of $764 million increased $136 million or 22%, due primarily to solid loan and deposit growth, and margin expansion.

Non-interest income

Non-interest income was $4,617 million, down $135 million or 3%, due primarily to elevated performance fees in the prior year and lower mutual fund fees, partly offset by higher brokerage revenues.

Canada

Revenues of $4,743 million were down $40 million or 1%. Elevated performance fees in the prior year and lower mutual fund fees were partly offset by higher brokerage revenues and net interest income, driven by loan and deposit growth and margin expansion.

International

Revenues of $638 million were up $41 million or 7%. The growth was due primarily to higher net interest income from loan and deposit growth, partly offset by lower non-interest income.

Provision for credit losses

The provision for credit losses was $6 million, compared to $2 million, driven primarily by the less favourable macroeconomic forecast. The provision for credit losses ratio was three basis points, an increase of two basis points.

Non-interest expenses

Non-interest expenses of $3,259 million were up $4 million. Higher personnel and technology costs to support business initiatives, and higher volume-related expenses, were partially offset by the impact of elevated seasonal performance fees in the prior year.

Provision for income taxes

The effective tax rate was 26.0% compared to 25.8% in the prior year.

Outlook

Revenue growth in Global Wealth Management is expected to moderate driven by retail mutual fund volume growth through active management and multi-brand distribution in Canada; solid growth across our key international markets; and continued momentum across our global advisory businesses as we deliver the entire bank to high-net-worth clients. Earnings are expected to remain stable in 2023, reflecting the slowing economic backdrop and a higher tax rate. Global Wealth Management will continue to invest in the business while remaining focused on managing expense growth in line with revenue growth. Global Wealth Management earnings would be expected to improve in line with better than anticipated market conditions.

C13	Total revenue by sub-segment $ millions

C14	Wealth management assets under administration (AUA) $ billions, as at October 31

C15	Wealth management assets under management (AUM) $ billions, as at October 31

2022 Scotiabank Annual Report  |  49

Management’s Discussion and Analysis

Global Banking and Markets

2022 Achievements

Increase relevance to corporate clients and capture more of the non-lending wallet

•  Continued to grow origination platform by leveraging sector and product expertise and developing unique, differentiated solutions as demonstrated by top-3 Canadian league table rankings in Loans and Debt Capital Markets.

•  Continued to enhance position as a leader in the Environmental, Social, and Governance space with an award-winning Sustainable Finance team.

•  Continued to invest in client-focused initiatives by modernizing technology infrastructure and platforms across Fixed Income, Foreign Exchange and Equities businesses to offer best in class execution and widen products and services offerings.

Strengthen capital markets offerings

•  Increased electronic trading execution across products and regions through ScotiaRed, an electronic trading solution for capital markets, including a new algorithmic trading platform, which earned a #1 ranking for trading performance amongst some of the largest US quant funds.

•  Launched Scotia TranXactTM, a digital payments platform, delivering on-demand access to payments and cash management Application Programming Interfaces (APIs) for business banking clients.

•  Launched self-serve feature on ScotiaConnectTM for clients to personalize their consolidated billing statement and extended the new International Money Transfer digital payment capability to all businesses, offering more options to send money easily and securely worldwide.

Build presence in the Americas

•  Continued progress on multi-year strategy of creating a top-tier local and cross-border wholesale banking business in the Americas.

•  Continued US buildout by executing on strategic hiring plans, accelerating growth in focus sectors of Healthcare, Technology, and Consumer, Industrial, and Retail (CIR), and enhancing product capabilities including expanding corporate equity derivatives and collateral management and funding.

•  Leveraged infrastructure transformation in Mexico and are now recognized as a Primary Dealer in the country, rounding out the Bank’s unique offering in all key Pacific Alliance markets.

Select awards and deal highlights

Awards

•  The Banker Investment Banking Awards 2022: Investment Bank of the Year for the Americas

•  Global Finance Sustainable Finance Awards: Outstanding Leadership in Social Bonds, Outstanding Leadership in Sustainable Bonds and Outstanding Leadership in Transition/Sustainability Linked Loans in North America

•  Euromoney Awards for Excellence: Best Bank for Sustainable Finance in North America

•  Euromoney Best Investment Bank, Scotiabank Chile

Deal highlights

•  Joint Bookrunner on a number of notable mandates this year, including:

•  Joint Bookrunner and Co-Lead Solicitation Agent for multiple marquee offerings relating to Rogers Communications’ acquisition of Shaw Communications, including Rogers’ C$4.25 billion cross-border jumbo acquisition financing – representing the largest Canadian dollar transaction of all time

•  Anglian Water’s inaugural 10-year $350 million transaction – representing the first corporate Maple of 2022 and the first Green Corporate Maple transaction ever

•  John F. Kennedy Airport US$6.6 billion credit facility to finance the construction of the new Terminal One – record private investment for a U.S. airport terminal

•  TC Energy’s ~$1.8 billion offering of common shares, representing the largest treasury offering from a Canadian energy company in over 5 years and Scotiabank’s first bookrunner role for this issuer’s common equity

•  Northwest Healthcare raised the most proceeds via equity and equity-linked transactions in the Canadian Real Estate sector in Fiscal 2022, with Scotiabank acting as a Joint Bookrunner on each of their transactions, raising a total of ~$328 million

•  United Mexican States US$981 million sustainable sovereign bonds – first ESG bond issues by a Mexican entity

•  Financial Advisor on a number of marquee transactions this year, including:

•  Healthcare Realty’s US$18 billion strategic combination with Healthcare Trust of America

•  Phoenix Tower’s acquisition of up to 3,800 wireless towers in Chile from WOM valued at US$930 million

•  Brookfield Infrastructure’s sale of third and final stake in Chile-based toll road concession Autopista Vespucio Norte and Tunel San Cristobal

•  Mantos Copper’s US$3.3 billion combination with Capstone Mining

•  Fairfax’s acquisition of Recipe Unlimited valued at $1.5 billion

50  |  2022 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Global Banking and Markets

Business Profile

Global Banking and Markets (GBM) provides corporate clients with lending and transaction services, investment banking advice and access to capital markets. GBM is a full-service wholesale bank in the Americas, with operations in 21 countries, serving clients across Canada, the United States, Latin America, Europe and Asia-Pacific.

Strategy

Global Banking and Markets’ vision is to be recognized as the number one Wholesale Bank in the Americas. To achieve this vision, the strategy is grounded in three key pillars: Client, Product, and Geography. GBM is focused on increasing relevance with clients with leading financial advice and solutions and on expanding the Bank’s full-service corporate offering, with a key focus on the Americas. GBM is leveraging regional and institutional capabilities and delivering profitable growth for the Bank’s shareholders.

2023 Priorities

•

Increase relevance to strategic clients: Leverage existing expertise to expand into new and growing areas of opportunity, and continue to increase relevance to strategic clients through enhanced analytics.

•

Strengthen capital markets offerings and advisory services: Continue to invest in origination services and capital markets product offerings, and further advance digital adoption and electronic execution capabilities.

•

Leverage Americas footprint to generate diverse and durable earnings: Maintain leadership position in Canada, deliver US growth strategy, expand in areas of strength and opportunity in Latin America and continue to leverage Europe and Asia-Pacific to serve global clients with connectivity to the Americas.

•	Enable a winning culture: Attract, develop, and retain diverse talent in an inclusive and high-performance environment, while keeping the Bank safe.

T23   Global Banking and Markets financial performance

($ millions)	2022	2021
Reported results
Net interest income(1)	$1,630	$1,436
Non-interest income(1)	3,542	3,587
Total revenue(1)	5,172	5,023
Provision for credit losses	(66)	(100)
Non-interest expenses	2,674	2,458
Income tax expense(1)	653	590
Net income	$1,911	$2,075
Net income attributable to non-controlling interests in subsidiaries	–	–
Net income attributable to equity holders of the Bank	$1,911	$2,075

Key ratios and other financial data
Return on equity(2)	14.3%	16.5%
Productivity(1)(3)	51.7%	48.9%
Provision for credit losses – performing (Stages 1 and 2)	$(58)	$(135)
Provision for credit losses – impaired (Stage 3)	$(8)	$35
Provision for credit losses as a percentage of average net loans and acceptances(3)	(0.06)%	(0.10)%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances(3)	(0.01)%	0.03%
Net write-offs as a percentage of average net loans and acceptances(3)	(0.02)%	0.05%

Selected Consolidated Statement of Financial Position data (average balances)
Trading assets	$129,939	$134,602
Loans and acceptances	108,722	91,809
Earning assets(2)	401,109	363,889
Total assets	444,957	400,909
Deposits	169,591	156,321
Total liabilities	414,134	385,096

(1)	Taxable equivalent basis (TEB).
(2)	Refer to Non-GAAP Measures on page 17 for the description of the measure.
(3)	Refer to Glossary on page 133 for the description of the measure.

2022 Scotiabank Annual Report  |  51

Management’s Discussion and Analysis

Financial Performance

Net income

Global Banking and Markets reported net income attributable to equity holders of $1,911 million, a decrease of $164 million or 8%. This decline was due to higher non-interest expenses, lower non-interest income, and lower reversal of provision for credit losses, partially offset by higher net interest income and the positive impact of positive foreign currency translation.

Average assets and liabilities

Average assets increased by $44 billion or 11% to $445 billion this year, due mainly to increases in business loans and securities purchased under resale agreements.

Average liabilities increased by $29 billion or 8% to $414 billion this year, due mainly to growth in deposits and derivative-related liabilities.

Revenues

Revenues were $5,172 million, an increase of $149 million or 3%. This was due to higher net interest income and the positive impact of foreign currency translation, partly offset by lower non-interest income.

Net interest income

Net interest income of $1,630 million increased by $194 million or 14%. This was due to higher deposit and lending volumes, increased deposit margins, higher loan origination fees, and the positive impact of foreign currency translation, partly offset by higher trading-related funding costs.

Non-interest income

Non-interest income of $3,542 million decreased by $45 million or 1%. This was due mainly to lower underwriting and advisory fees, partly offset by higher trading revenues and the positive impact of foreign currency translation.

Provision for credit losses

The provision for credit losses was a net reversal of $66 million, compared to a net reversal of $100 million. The provision for credit losses ratio increased four basis points to negative six basis points.

Provision for credit losses on performing loans was a net reversal of $58 million, compared to a net reversal of $135 million. The provision reversals this period were driven primarily by reversals of allowances in the energy portfolio as a result of increased commodity prices, partly offset by portfolio growth and the less favourable macroeconomic forecast.

Provision for credit losses on impaired loans was a net recovery of $8 million, a decrease of $43 million due primarily to lower formations and recoveries in the energy sector. The provision for credit losses ratio on impaired loans was negative one basis point, a decrease of four basis points.

Non-interest expenses

Non-interest expenses increased by $216 million or 9% to $2,674 million driven by increases in technology costs to support business development and personnel costs.

Provision for income taxes

The effective tax rate was 25.5% compared to 22.1% the prior year. The increase was due mainly to prior year recoveries and the change in earnings mix across jurisdictions.

Outlook

Revenue growth in Global Banking and Markets is expected in the Capital Markets business as market conditions improve. Business Banking is also expected to benefit from recent momentum in corporate loan growth and continued focus on acquiring deposits. Growth is expected in our corporate client franchise across core sectors, with focus on Healthcare, Technology and Consumer Industrial and Retail. Higher revenues and disciplined expense management are expected to drive positive operating leverage and more than offset potential increases in provision for credit losses. Global Banking and Markets expects to deliver earnings growth in 2023 by continuing to leverage its unique platform centered in the Americas and strengthening client relationships which will drive revenues.

C16	Total revenue

C17	Business banking revenue $ millions

C18	Capital markets revenue by business line $ millions

C19	Composition of average assets $ billions

C20	Trading day losses

52  |  2022 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Other

Other

The Other segment includes Group Treasury, smaller operating segments and corporate items which are not allocated to a business line.

Financial Performance

T24  Other financial performance

($ millions)	2022	2021
Reported results
Net interest income(1)	$(180)	$242
Non-interest income(1)(2)	(714)	91
Total revenue(1)	(894)	333
Provision for (recovery of) credit losses	3	(1)
Non-interest expenses	569	700
Income tax expense(1)	(734)	(362)
Net income (loss)	$(732)	$(4)
Net income attributable to non-controlling interests in subsidiaries	–	(10)
Net income (loss) attributable to equity holders	$(732)	$6

(1)

Includes the net residual in matched maturity transfer pricing, and the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income, and provision for income taxes in the business segments, which are reported on a taxable equivalent basis.

(2)	Includes net income from investments in associated corporations of $(60) in 2022 (2021 – $29).

T24A  Adjusted Other financial performance(1)

($ millions)	2022	2021
Adjusted results
Net interest income	$(180)	$242
Non-interest income(2)	(353)	91
Total revenue	(533)	333
Provision for credit losses	3	(1)
Non-interest expenses(3)	351	512
Income before taxes	(887)	(178)
Income tax expense	(659)	(313)
Net income (loss)	$(228)	$135
Net income (loss) attributable to non-controlling interests (NCI)	1	–
Net income (loss) attributable to equity holders	$(229)	$135

(1)	Refer to Non-GAAP Measures on page 17 for the description of the adjustments.
(2)	Includes adjustment for net loss on divestitures and wind-down of operations of $361 (October 31, 2021 – nil).
(3)	Includes adjustments for support costs for Scene+ loyalty program of $133 and restructuring and other provisions of $85 (October 31, 2021 – $188).

Net income

The Other segment reported a net loss attributable to equity holders of $732 million in 2022, which includes adjusting items of $503 million (refer to Non-GAAP Measures on page 17). On an adjusted basis, net income attributable to equity holders was a loss of $229 million compared to net income of $135 million in 2021. The decrease of $364 million was due to lower revenues, partly offset by lower taxes and non-interest expenses.

Revenues

Revenues were negative $894 million, which includes $361 million of adjusting items. On an adjusted basis, revenues were negative $533 million, a decrease of $866 million from the prior year, due mainly to higher funding costs resulting from higher interest rates and asset/liability management activities, and lower investment gains.

Non-interest expenses

Non-interest expenses of $569 million included adjusting items of $218 million compared to adjusting items of $188 million in 2021. On an adjusted basis, non-interest expenses were $351 million compared to $512 million in 2021. The decrease of $161 million is due mainly to COVID-19 related costs and the investment in the SCENE loyalty program in the prior year.

2022 Scotiabank Annual Report  |  53

Management’s Discussion and Analysis

GROUP FINANCIAL CONDITION

T25  Condensed statement of financial position

As at October 31 ($ billions)	2022	2021	Change	Volume Change	FX Change
Assets
Cash, deposits with financial institutions and precious metals	$66.4	$87.1	(24)%	(29)%	5%
Trading assets	113.2	146.3	(23)	(26)	3
Securities purchased under resale agreements and securities borrowed	175.3	127.7	37	32	5
Investment securities	110.0	75.2	46	40	6
Loans	745.0	637.0	17	15	2
Other	139.5	111.5	25	25	–
Total assets	$1,349.4	$1,184.8	14%	11%	3%

Liabilities
Deposits	$916.2	$797.3	15%	12%	3%
Obligations related to securities sold under repurchase agreements and securities lent	139.0	123.5	13	9	4
Other	211.0	184.8	14	14	–
Subordinated debentures	8.5	6.3	34	29	5
Total liabilities	$1,274.7	$1,111.9	15%	12%	3%

Equity
Common equity(1)	$65.1	$64.8	–%	(3)%	3%
Preferred shares and other equity instruments	8.1	6.0	33	33	–
Non–controlling interests in subsidiaries	1.5	2.1	(27)	(24)	(3)
Total equity	$74.7	$72.9	3%	3%	–%
Total liabilities and equity	$1,349.4	$1,184.8	14%	11%	3%

(1)	Includes net impact of foreign currency translation, primarily change in spot rates on the translation of assets and liabilities from functional currency to Canadian dollar equivalent.

C21	Loan portfolio loans & acceptances, $ billions, as at October 31

C22	Deposits $ billions, as at October 31

Statement of Financial Position

Assets

The Bank’s total assets were $1,349 billion as at October 31, 2022, up $165 billion or 14% from October 31, 2021, including 3% from the impact of foreign currency translation. Investment securities increased $35 billion due primarily to higher holdings of U.S. government debt. Loans increased $108 billion. Residential mortgages increased $30 billion mainly in Canada. Personal loans and credit cards increased $10 billion reflecting increased consumer spending. Business and government loans increased $68 billion mainly in Canada and the U.S. Securities purchased under resale agreements and securities borrowed increased $48 billion due to higher client demand. Derivative instrument assets increased by $13 billion due to changes in interest rates, foreign exchange rates and higher activity. Other assets increased $15 billion due mainly to higher collateral requirements. Trading securities decreased $34 billion due to market conditions and lower client activity. Cash and deposits with financial institutions decreased $20 billion due primarily to lower balances with central banks.

Liabilities

Total liabilities were $1,275 billion as at October 31, 2022, up $163 billion or 15% from October 31, 2021, including 3% from the impact of foreign currency translation. Total deposits increased $119 billion. Personal deposits of $266 billion increased $22 billion due primarily to growth in Canada. Business and government deposits grew by $86 billion mainly in Canada and the U.S. Deposits by financial institutions increased $10 billion due to higher deposits in Asia and Canada. Obligations related to securities sold under repurchase agreements and securities lent increased by $16 billion due to higher activity and funding requirements. Derivative instrument liabilities increased $24 billion due to changes in interest rates and foreign exchange rates. Other liabilities increased $4 billion due mainly to higher accrued interest.

Equity

Total equity was $75 billion, an increase of $2 billion from October 31, 2021. Equity was higher due to current year earnings of $10 billion and net issuance of preferred shares and other equity instruments of $2 billion. Partly offsetting these items were dividends paid of $5 billion, share buybacks of $3 billion, other comprehensive loss of $2 billion due mainly to change in derivative instruments designated as cash flow hedges and a reduction in non-controlling interests in subsidiaries of $684 million from the Bank’s increased ownership in Scotiabank Chile.

Capital Management

Overview

Scotiabank is committed to maintaining a strong capital base to support the risks associated with its diversified businesses. Strong capital levels contribute to financial safety for the Bank’s customers, foster investor confidence and support strong credit ratings. It also allows the Bank to take advantage of growth opportunities as they arise and enhance shareholder returns through increased dividends. The Bank’s capital management framework includes a comprehensive internal capital adequacy assessment process (ICAAP), aimed at ensuring that the Bank’s capital is adequate to meet current and future risks and achieve its strategic objectives. Key components of the Bank’s ICAAP include sound corporate governance; creating a comprehensive risk appetite for the Bank; managing and monitoring capital, both currently and prospectively; and utilizing appropriate financial metrics which relate risk to capital, including internal capital and regulatory capital measures.

54  |  2022 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Group Financial Condition

Governance and oversight

The Bank has a sound capital management framework to measure, deploy and monitor its available capital and assess its adequacy. Capital is managed in accordance with the Board-approved Capital Management Policy. In addition, the Board reviews and approves the Bank’s annual capital plan. The Asset-Liability Committee and senior executive management provide governance over the capital management process. The Bank’s Finance, Group Treasury and Global Risk Management groups take a coordinated approach to implementing the Bank’s capital plan.

Risk appetite

The risk appetite framework that establishes enterprise-wide risk tolerances in addition to capital limits are detailed in the Risk Management section “Risk Appetite”. The framework encompasses medium-term targets with respect to regulatory capital thresholds, earnings and other risk-based parameters. These limits drive behaviour to ensure the Bank achieves the following overall objectives: exceed regulatory and internal capital targets, manage capital levels commensurate with the risk profile of the Bank, maintain strong credit ratings and provide the Bank’s shareholders with acceptable returns.

Regulatory capital

Canadian banks are subject to the revised capital adequacy requirements as published by the Basel Committee on Banking Supervision (BCBS) and commonly referred to as Basel III. Under Basel III, there are three primary risk-based regulatory capital ratios used to assess capital adequacy: Common Equity Tier 1 (CET1), Tier 1 and Total capital, which are determined by dividing those capital components by risk-weighted assets. Basel III also provides guidance on non-viability contingent capital (NVCC). The guidance stipulates that in order to qualify as regulatory capital, non-common share capital instruments must be convertible into common equity upon a trigger event as defined within the guidance.

C23  Minimum Regulatory Capital Requirements

The Office of the Superintendent of Financial Institutions, Canada (OSFI) has issued guidelines, reporting requirements and disclosure guidance which are consistent with the international implementation of Basel III. OSFI requires Canadian deposit-taking institutions to meet minimum requirements related to risk-weighted assets of 7%, 8.5% and 10.5% for CET1, Tier 1 and Total Capital ratios, respectively, which includes the capital conservation buffer of 2.5%. OSFI has also designated the Bank a domestic systemically important bank (D-SIB), increasing its minimum capital ratio requirements by 1% across all tiers of capital, in line with the requirements for global systemically important banks. OSFI’s minimum Pillar 1 capital ratio requirements, are 8.0%, 9.5% and 11.5% for Common Equity Tier 1, Tier 1 and Total capital ratios, respectively.

In June 2018, OSFI implemented the Domestic Stability Buffer, to be held by Domestic Systemically Important Banks (D-SIBs) as an additional Pillar 2 buffer. Breaches of this buffer will not result in banks being subject to automatic constraints on capital distributions. Instead, OSFI will require a remediation plan to address any shortfall to their minimum. Supervisory interventions pursuant to OSFI’s Guide to Intervention would occur in cases where a remediation plan is not produced or executed in a timely manner satisfactory to OSFI.

The Domestic Stability Buffer ranges between 0% and 2.5% of a bank’s total risk-weighted assets (RWA). OSFI undertakes a review of the buffer on a semi-annual basis, in June and December, and any changes to the buffer are made public, along with supporting rationale. In exceptional circumstances, OSFI may make and announce adjustments to the buffer in-between scheduled review dates. The Domestic Stability Buffer was set at 2.5% of total risk-weighted assets throughout fiscal 2022.

OSFI’s minimum regulatory capital ratio requirements, including all buffers noted above, are: 10.5%, 12.0% and 14.0% for Common Equity Tier 1, Tier 1 and Total capital ratios, respectively. In addition, OSFI may subsequently vary the minimum requirements for individual D-SIBs or groups of D-SIBs, as a supervisory measure.

Leverage ratio

In addition to risk-based capital ratio requirements, Basel III introduced a simpler, non risk-based Leverage ratio requirement to act as a supplementary measure to its risk-based capital requirements. The Leverage ratio is defined as a ratio of Basel III Tier 1 capital to a leverage exposure measure which includes on-balance sheet assets and off-balance sheet commitments, derivatives and securities financing transactions, as defined within the requirements. OSFI’s Basel III Leverage Ratio Requirements Guideline and Public Disclosure Requirements outline the application and disclosure of the Basel III Leverage ratio in Canada. Institutions are expected to maintain an operating buffer above the 3% minimum.

2022 Scotiabank Annual Report  |  55

Management’s Discussion and Analysis

Total Loss Absorbing Capacity (TLAC)

OSFI has issued its guideline on Total Loss Absorbing Capacity (TLAC), which applies to Canada’s D-SIBs as part of the Federal Government’s bail-in regime. The standards are intended to address the sufficiency of a systemically important bank’s loss absorbing capacity to support its recapitalization in the event of its failure. Effective November 1, 2021, D-SIBs are required to maintain a minimum risk-based Total Loss Absorbing Capacity (TLAC) ratio and a minimum TLAC leverage ratio. TLAC is defined as the aggregate of NVCC Tier 1 capital, NVCC Tier 2 capital, and other TLAC instruments that are subject to conversion in whole or in part into common shares under the CDIC Act and meet all of the eligibility criteria under the guidelines. The Bank’s minimum TLAC ratio requirements consist of 24.0% of risk-weighted assets and 6.75% of leverage ratio exposures. As noted above, OSFI may subsequently vary the minimum TLAC requirements for D-SIBs. Where a D-SIB falls below the minimum TLAC requirements, OSFI may take any measures deemed appropriate, including measures set out in the Bank Act. As at October 31, 2022, the Bank exceeds the OSFI minimum TLAC and TLAC leverage ratios.

Regulatory capital developments

The Bank continues to monitor and prepare for developments impacting regulatory capital requirements.

Leverage Ratio Exclusions

In 2020, in response to COVID-19, OSFI introduced changes to regulations to keep the financial system resilient and well capitalized. For the leverage ratio, OSFI temporarily excluded (i) central bank reserves and (ii) sovereign-issued securities that qualify as High Quality Liquid Assets (HQLA) under the Liquidity Adequacy Requirements guideline from the Leverage ratio exposure measure. Commencing the first quarter of 2022, OSFI discontinued the temporary exclusion of sovereign-issued securities from the Leverage and TLAC Leverage ratio calculations but allowed the continued exclusion of central bank reserves from the exposure measure. In September 2022, OSFI announced that the remaining temporary exclusion of central bank reserves will be discontinued effective April 1, 2023. As at October 31, 2022, the Bank’s Leverage ratio included a benefit of approximately 15 basis points from the exclusion of central bank reserves from its exposure measure.

Basel Committee on Banking Supervision – Finalized Basel III Regulatory Capital Reforms

In December 2017, the Group of Governors and Heads of Supervision (GHOS), the oversight body of the Basel Committee on Banking Supervision (BCBS), announced that they have agreed on the remaining Basel III reforms. The previously expected implementation year of 2022 was delayed to 2023.

The final Basel III reforms package includes:

•	a revised standardized approach for credit risk;
•	revisions to the internal ratings-based approach for credit risk;
•	revisions to the credit valuation adjustment (CVA) framework, including the removal of the internally modelled approach and the introduction of a revised standardized approach;
•	a revised market risk framework from a Fundamental Review of the Trading Book (FRTB);
•	a revised standardized approach for operational risk, which will replace the existing standardized approaches and the advanced measurement approach;
•

revisions to the measurement of the leverage ratio and a leverage ratio buffer of 50% of a global systemically important banks’ (G-SIBs) risk-weighted capital buffer for global systemically important banks; and,

•

an aggregate output floor, which will ensure that banks’ risk-weighted assets (RWAs) generated by internal models are no lower than 72.5% of RWAs as calculated by the Basel III framework’s standardized approaches. Banks will also be required to disclose their RWAs based on these standardized approaches. There is a phase-in period for the 72.5% output floor from 2023 until 2028.

In January 2022, OSFI finalized revisions to its Capital Adequacy Requirements Guideline, Leverage Requirements Guideline and Pillar 3 Disclosures Guideline for D-SIBs. OSFI’s requirements are substantially aligned with Basel III with some differences, primarily in retail residential real estate and qualifying revolving retail exposures and with respect to acceleration of the phase-in period of the aggregate output floor to 72.5% by 2026. Implementation timelines are Q2 2023, with exception of CVA and FRTB market risk requirements which are effective Q1 2024.

Planning, managing and monitoring capital

Capital is managed and monitored based on planned changes in the Bank’s strategy, identified changes in its operating environment or changes in its risk profile. As part of the Bank’s comprehensive ICAAP, sources and uses of capital are measured and monitored on an ongoing basis through financial metrics, including regulatory thresholds, and internal capital. These results are used in capital planning and strategic decision-making.

The Bank’s assessment of capital adequacy is in the context of its current position and its expected future risk profile and position relative to its internal targets while considering the potential impact of various stress scenarios. Specific scenarios are selected based on the current economic conditions and business events facing the Bank. In addition, the Bank’s forward looking capital adequacy assessment includes a consideration of the results of more severe multi-risk scenarios within its enterprise-wide stress testing. This testing is used to determine the extent to which severe, but plausible events, impact the Bank’s capital.

The Bank sets internal regulatory capital targets to ensure the Bank’s available capital is sufficient within the context of its risk appetite.

The Bank’s internal target includes an adequate buffer over the regulatory minimum ensuring sufficient flexibility for future capital deployment and in consideration of the Bank’s risk appetite, the volatility of planning assumptions, the results from stress testing and contingency planning.

The Bank has a comprehensive risk management framework to ensure that the risks taken while conducting its business activities are consistent with its risk appetite, its impact on capital relative to internal targets, and that there is an appropriate balance between risk and return. Refer to the Risk Management section for further discussion on the Bank’s risk management framework. In managing the Bank’s capital base, close attention is paid to the cost and availability of the various types of capital, desired leverage, changes in the assets and risk-weighted assets, and the opportunities to profitably deploy capital. The amount of capital required for the business risks being assumed, and to meet regulatory requirements, is balanced against the goal of generating an appropriate return for the Bank’s shareholders.

Capital generation

Capital is generated internally through net earnings after dividend payments. As well, capital is generated by the issuance of common shares, preferred shares and other equity instruments, and subordinated debentures, net of redemptions.

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Management’s Discussion and Analysis    |    Group Financial Condition

Capital deployment

The Bank deploys capital to support sustainable, long-term revenue and net income growth. The growth can be through existing businesses by attracting new customers, increasing cross-selling activities to existing customers, adding new products and enhancing sales productivity, or through acquisitions. All major initiatives to deploy capital are subject to rigorous analysis, validation of business case assumptions and evaluation of expected benefits. Key financial criteria include impact on earnings per share, capital ratios, return on invested capital, expected payback period and internal rate of return based on discounted cash flows.

Regulatory capital and total loss absorbing capacity ratios

The Bank continues to maintain strong, high quality capital levels which position it well for future business growth and opportunities. The CET1 ratio as at October 31, 2022 was 11.5%, a decrease of approximately 80 basis points from the prior year as solid internal capital generation during the year was more than offset by strong organic growth in risk-weighted assets across all business lines, common share buybacks under the Bank’s Normal Course Issuer Bid, changes in the valuation of investment securities, and the Bank’s increased ownership in Scotiabank Chile.

The Bank’s Tier 1 capital ratio was 13.2% as at October 31, 2022, a decrease of approximately 70 basis points from the prior year, due primarily to the above noted impacts to the CET1 ratio, the phase-out impact of approximately $650 million of non-qualifying additional tier 1 instruments, and the Bank’s redemption of $500 million of NVCC preferred shares, partly offset by issuances of $1.5 billion and USD $750 million of Limited Recourse Capital Notes (LRCNs).

The Bank’s Total capital ratio was 15.3% as at October 31, 2022, a decrease of approximately 60 basis points from 2021, due primarily to the above noted impacts to the Tier 1 capital ratio, the redemption of $1.25 billion of NVCC subordinated debentures, amortization of approximately $325 million of NVCC Tier 2 instruments and the phase-out impact of approximately $250 million of non-qualifying subordinated debentures, partly offset by issuances of $1.75 billion and USD $1.25 billion of NVCC subordinated debentures.

The TLAC ratio was 27.4% as at October 31, 2022, a decrease of 40 basis points from the prior year, mainly from strong growth in risk-weighted assets during the year.

The Leverage ratio was 4.2%, a decrease of approximately 60 basis points from the prior year due primarily to OSFI’s discontinuance of the temporary exclusion of sovereign-issued securities from its leverage exposures measure, combined with strong growth in the Bank’s on and off-balance sheet assets.

The TLAC Leverage ratio was 8.8%, a decrease of approximately 80 basis points from 2021, due primarily to strong growth in the Bank’s on and off-balance sheet assets.

The Bank’s capital ratios continue to be in excess of OSFI’s minimum capital ratio requirements for 2022 for CET1, Tier 1 and Total Capital. The Bank was well above the OSFI minimum Leverage ratio as at October 31, 2022.

C24  Continuity of Common Equity Tier 1 ratio(1)

(1)	This measure has been disclosed in this document in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2018).

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Management’s Discussion and Analysis

T26   Regulatory capital(1) and total loss absorbing capacity (TLAC)(2) ratios

	Basel III

As at October 31 ($ millions)	2022	2021
Common Equity Tier 1 capital
Total Common Equity(3)	$65,150	$64,606
Qualifying non-controlling interest in common equity of subsidiaries	694	1,322
ECL transitional adjustment	75	235
Goodwill and intangibles, net of deferred tax liabilities(4)	(15,546)	(15,156)
Threshold related deductions	–	–
Net deferred tax assets (excluding those arising from temporary differences)	(88)	(174)
Other Common Equity Tier 1 capital deductions(5)	2,796	177
Common Equity Tier 1	53,081	51,010
Additional Tier 1 capital
Preferred shares(6)	300	800
Subordinated additional Tier 1 capital notes (NVCC)	3,249	3,249
Limited recourse capital notes (NVCC)	4,526	2,003
Capital instrument liabilities – trust securities(6)	–	653
Other Tier 1 capital adjustments(7)	106	200
Net Tier 1 capital	61,262	57,915
Tier 2 capital
Subordinated debentures, net of amortization(6)	7,461	5,923
Allowance for credit losses eligible for inclusion in Tier 2 and excess allowance (re: IRB approach)(8)	1,869	2,106
Qualifying non-controlling interest in Tier 2 capital of subsidiaries	118	157
Other Tier 2 capital adjustments	–	–
Tier 2 capital	9,448	8,186
Total regulatory capital	70,710	66,101
Non-regulatory capital elements of TLAC
External TLAC instruments issued directly by the Bank	55,337	49,327
TLAC deductions and other adjustments	518	253
TLAC available after deductions	126,565	115,681
Risk-weighted assets ($ billions)(1)
Credit risk	401.4	358.8
Market risk	10.8	8.1
Operational risk	50.2	49.2
Risk-weighted assets	$462.4	$416.1
Regulatory Capital(1) and TLAC(2) ratios
Common Equity Tier 1	11.5%	12.3%
Tier 1	13.2%	13.9%
Total	15.3%	15.9%
Total loss absorbing capacity	27.4%	27.8%
Leverage(9)
Leverage exposures	$1,445,619	$1,201,766
Leverage ratio	4.2%	4.8%
Total loss absorbing capacity leverage ratio	8.8%	9.6%

(1)	Regulatory capital ratios are determined in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2018).
(2)

This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018). Prior period results are shown for comparative purposes and were not a regulatory requirement.

(3)	Includes Other Reserves adjusted for regulatory capital purposes.
(4)	Reported amounts are based on OSFI’s requirements that goodwill relating to investments in associates be classified as goodwill for regulatory reporting purposes.
(5)	Other CET1 capital deductions under Basel III include gains/losses due to changes in own credit risk on fair valued liabilities, pension plan assets and other items.
(6)	Non-qualifying Tier 1 and Tier 2 capital instruments were subject to a phase-out period of 10 years.
(7)	Other Tier 1 capital adjustments under Basel III rules include eligible non-controlling interests in subsidiaries.
(8)	Eligible allowances for 2022 and 2021.
(9)	This measure has been disclosed in this document in accordance with OSFI Guideline—Leverage Requirements (November 2018).

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Management’s Discussion and Analysis    |    Group Financial Condition

T27  Changes in regulatory capital

	Basel III

For the fiscal years ($ millions)	2022	2021
Total capital, beginning of year	$66,101	$64,512
Changes in Common Equity Tier 1
Net income attributable to common equity holders of the Bank	9,656	9,391
Dividends paid to equity holders of the bank	(4,858)	(4,371)
Shares issued	706	268
Shares repurchased/redeemed	(2,873)	–
Gains/losses due to changes in own credit risk on fair valued liabilities	(1,593)	222
ECL transitional adjustment(1)	(160)	(1,069)
Movements in accumulated other comprehensive income, excluding cash flow hedges	2,739	(2,356)
Change in non-controlling interest in common equity of subsidiaries	(628)	(447)
Change in goodwill and other intangible assets (net of related tax liability)(2)	(390)	349
Other changes including regulatory adjustments below:	(528)	(142)
– Deferred tax assets that rely on future profitability (excluding those arising from temporary differences)	86	52
– Significant investments in the common equity of other financial institutions (amount above 10% threshold)	–	–
– Other capital deductions	(360)	(220)
– Other	(254)	26
Changes in Common Equity Tier 1	$2,071	$1,845
Changes in Additional Tier 1 Capital
Issued	2,523	2,003
Redeemed	(500)	(1,259)
Other changes including regulatory adjustments and phase-out of non-qualifying instruments	(747)	(36)
Changes in Additional Tier 1 Capital	$1,276	$708
Changes in Tier 2 Capital
Issued	3,356	–
Redeemed	(1,250)	(750)
Allowance for credit losses eligible for inclusion in Tier 2 and Excess Allowance under AIRB(3)	(237)	459
Other changes including regulatory adjustments and phase-out of non-qualifying instruments	(607)	(673)
Changes in Tier 2 Capital	$1,262	$(964)
Total capital generated (used)	$4,609	$1,589
Total capital, end of year	$70,710	$66,101

(1)	The ECL transitional adjustment was introduced by OSFI in Q2, 2020.
(2)	Reported amounts are based on OSFI’s requirements that goodwill relating to investments in associates be classified as goodwill for regulatory reporting purposes.
(3)	Eligible allowances for 2022 and 2021.

2022 Scotiabank Annual Report  |  59

Management’s Discussion and Analysis

Regulatory capital components

The Bank’s regulatory capital is divided into three components – CET1, Additional Tier 1 capital and Tier 2 capital, depending on their degree of permanency and loss absorbency. All components of capital provide support for banking operations and protect depositors.

CET1 consists primarily of common shareholders’ equity, regulatory derived non-controlling interest capital, and prescribed regulatory adjustments or deductions. These regulatory deductions include goodwill, intangible assets (net of deferred tax liabilities), deferred tax assets that rely on future profitability, defined-benefit pension assets, shortfall (if any) of the allowance for credit losses to regulatory parameter-based expected losses and significant investments in the common equity of other financial institutions.

Additional Tier 1 capital consists primarily of qualifying non-cumulative preferred shares, and qualifying other equity instruments (as described in Note 24). Tier 2 capital consists mainly of qualifying subordinated debentures and any eligible allowances for credit losses.

The Bank’s CET1 capital was $53.1 billion as at October 31, 2022, an increase of $2.1 billion from the prior year due primarily to:

•	$4.8 billion growth from internal capital generation, net of dividends paid;
•	$1.3 billion increase from movements in Accumulated Other Comprehensive Income, excluding cash flow hedges and own credit risk, primarily from the impact of foreign currency translation net of changes in the fair values of investment securities; and,
•	$706 million from share issuances mainly from the Bank’s increased ownership in Scotiabank Chile;

Partly offset by:

•	$2.9 billion from share buybacks, under the Bank’s Normal Course Issuer Bid;
•	$1.1 billion from higher regulatory capital deductions, including goodwill, intangibles, etc.
•	$628 million of lower non-controlling interest regulatory capital, mainly from the Bank’s increased ownership in Scotiabank Chile; and,
•	$160 million from the reduction in OSFI’s transitional adjustment for the partial inclusion of increases in Stage 1 and Stage 2 expected credit losses.

The Bank’s Tier 1 capital increased by $3.3 billion, primarily due to the above noted impacts to CET1 capital, and issuances of $1.5 billion and USD $750 million of Limited Recourse Capital Notes (LRCNs), partly offset by the phase-out impact of approximately $650 million of non-qualifying additional tier 1 instruments, the Bank’s redemption of $500 million of NVCC preferred shares and other Tier 1 regulatory adjustments.

Total capital increased by $4.6 billion, mainly due to the above noted impacts to CET1 and Tier 1 capital, and issuances of $1.75 billion and USD $1.25 billion of NVCC subordinated debentures, partly offset by the redemption of $1.25 billion of NVCC subordinated debentures, amortization of approximately $325 million of NVCC Tier 2 instruments, the phase-out impact of approximately $250 million of non-qualifying subordinated debentures, lower eligible allowances included in Tier 2 capital and other regulatory adjustments.

C25	CET1 capital %, as at October 31

C26	Dividend growth dollars per share

C27	Internally generated capital $ billions, for years ended October 31

Dividends

The annual dividend in 2022 was $4.06, an increase of $0.46 from 2021. The Board of Directors approved a quarterly dividend of $1.03 per common share, at its meeting on November 28, 2022. This quarterly dividend applies to shareholders of record at the close of business on January 4, 2023, and is payable January 27, 2023.

T28  Selected capital management activity

For the fiscal years ($ millions)	2022	2021
Dividends
Common	$4,858	$4,371
Preferred and other equity instruments	260	233
Common shares issued(1)	706	268
Common shares repurchased for cancellation under the Normal Course
Issuer Bid(2)	2,873	–
Preferred shares and other equity instruments issued(3)	2,523	2,003
Preferred shares and other equity instruments redeemed(4)	500	1,259
Maturity, redemption and repurchase of subordinated debentures	1,276	750

(1)

Represents primarily cash received for stock options exercised during the year, common shares issued in connection with the Bank’s increased ownership in Scotiabank Chile, and common shares issued pursuant to the Dividend and Share Purchase Plan.

(2)	Represents reduction to Common shares and Retained earnings (refer to the Consolidated Statement of Changes in Equity).
(3)

Represents the issuances of $1.50 billion 7.023% fixed rate resetting Limited Recourse Capital Notes (LRCN) Series 3 on June 16, 2022 and US$750 million 8.625% fixed rate resetting Limited Recourse Capital Notes (LRCN) Series 4 on October 25, 2022.

(4)	Represents the redemptions of Preferred Shares Series 38 on January 27, 2022.

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Management’s Discussion and Analysis    |    Group Financial Condition

Normal Course Issuer Bid

On November 30, 2021, the Bank announced that OSFI and the Toronto Stock Exchange (TSX) approved its normal course issuer bid (the “2022 NCIB”) pursuant to which it may repurchase for cancellation up to 24 million of the Bank’s common shares.

On March 28, 2022, the Bank announced that OSFI and the TSX approved an amendment to the 2022 NCIB (the “2022 NCIB Amendment”) to increase the number of common shares that the Bank may repurchase for cancellation from 24 million to 36 million. Purchases under the 2022 NCIB commenced on December 2, 2021, and will terminate upon earlier of: (i) the Bank purchasing the maximum number of common shares under the 2022 NCIB Amendment, (ii) the Bank providing a notice of termination, or (iii) December 1, 2022.

During the year ended October 31, 2022, the Bank repurchased and cancelled approximately 32.9 million common shares at a volume weighted average price of $87.28 per share for a total amount of $2,873 million. No repurchases of common shares were made during the year ended October 31, 2021.

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Management’s Discussion and Analysis

Share data and other capital instruments

The Bank’s common and preferred share data, as well as certain other capital instruments, are shown in T29. Further details, including exchangeability features, are discussed in Note 21 and Note 24 of the consolidated financial statements.

T29  Shares and other instruments

As at October 31, 2022	Amount ($ millions)		Dividends declared per share(1)		Number outstanding (000s)		Conversion features
Common shares(2)		$18,707		$4.06		1,191,375	n/a
NVCC Preferred Shares(3)
Preferred shares Series 38(4)		–		0.303125		–	–
Preferred shares Series 40(5)(6)		300		1.212500		12,000	Series 41

NVCC Additional Tier 1 Securities(3)(8)	Amount ($ millions)		Distribution(7)		Yield (%)		Number outstanding (000s)
Subordinated Additional Tier 1 Capital Notes(9)	US$	1,250	US$	16.7827		6.56714	1,250
Subordinated Additional Tier 1 Capital Notes(10)	US$	1,250	US$	12.25		4.900	1,250
Limited Recourse Capital Notes Series 1(11)		$1,250		$9.25		3.700	1,250
Limited Recourse Capital Notes Series 2(12)	US$	600	US$	9.0625		3.625	600
Limited Recourse Capital Notes Series 3(13)		$1,500		$17.5575		7.023	1,500
Limited Recourse Capital Notes Series 4(14)	US$	750	US$	22.0417		8.625	750

NVCC Subordinated Debentures(3)					Amount ($ millions)		Interest Rate (%)
Subordinated debentures due March 2027(15)						$–	2.58
Subordinated debentures due December 2025					US$	1,250	4.50
Subordinated debentures due January 2029						1,750	3.89
Subordinated debentures due July 2029						1,500	2.84
Subordinated debentures due May 2032						1,750	3.934
Subordinated debentures due May 2037					US$	1,250	4.588

Other	Amount ($ millions)		Distribution(7)		Yield (%)		Number outstanding (000s)
Scotiabank Trust Securities – Series 2006-1 issued by Scotiabank Capital Trust(16a,b)		$750		28.25		5.650	750

Options							Number outstanding (000s)
Outstanding options granted under the Stock Option Plans to purchase common shares(2)							9,907

(1)	Dividends declared from November 1, 2021 to October 31, 2022.
(2)	Dividends on common shares are paid quarterly, if and when declared. As at November 18, 2022, the number of outstanding common shares and options was 1,191,396 thousand and 9,885 thousand, respectively.
(3)	These securities contain Non-Viability Contingent Capital (NVCC) provisions necessary to qualify as regulatory capital under Basel III. Refer to Notes 21 and 24 of the consolidated financial statements in the Bank’s 2022 Annual Report for further details.
(4)	On January 27, 2022, the Bank redeemed all outstanding Non-cumulative Preferred Shares Series 38 at a price equal to $25.00 per share plus dividends declared on November 30, 2021 of $0.303125 per Series 38 share.
(5)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly. These preferred shares have conversion features. Refer to Note 24 of the consolidated financial statements in the Bank’s 2022 Annual Report for further details.
(6)	Subsequent to the initial five-year fixed rate period ending on January 26, 2024, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 2.43%, multiplied by $25.00.
(7)	Distributions per face amount of $1,000 or US$1,000 semi-annually or quarterly, as applicable.
(8)	Quarterly distributions are recorded in each fiscal quarter if and when paid.
(9)	Commencing October 12, 2022, quarterly distributions reset at a rate per annum equal to LIBOR plus 2.648% and will be recorded in each fiscal quarter if and when paid.
(10)	Subsequent to the initial five-year fixed rate period ending on June 4, 2025, and resetting every five years thereafter, the distributions, if and when paid, will be determined by the sum of the five-year US Treasury rate plus 4.551%.
(11)	Subsequent to the initial five-year fixed rate period ending on July 27, 2026, and resetting every five years thereafter, the distributions will be determined by the sum of the five-year Government of Canada Yield plus 2.761%.
(12)	Subsequent to the initial five-year fixed rate period ending on October 27, 2026, and resetting every five years thereafter, the distributions will be determined by the sum of the five-year US Treasury rate plus 2.613%.
(13)	On June 16, 2022, the Bank issued $1,500 million 7.023% Fixed Rate Resetting Limited Recourse Capital Notes Series 3 (NVCC)(“LRCN Series 3”). In connection with the issuance of LRCN Series 3, the Bank issued $1,500 million of Fixed Rate Resetting Perpetual Subordinated Additional Tier1 Capital Notes (NVCC)(“the Series 3 AT1 Notes”) to Scotiabank LRCN Trust to be held as trust assets in connection with the LRCN structure. Subsequent to the initial five-year fixed rate period ending on July 27, 2027 and resetting every five years thereafter, the distributions will be determined by the sum of the five-year Government of Canada Yield plus 3.95%. For more details, refer to Note 24.
(14)	On October 25, 2022, the Bank issued US$750 million 8.625% Fixed Rate Resetting Limited Recourse Capital Notes Series 4 (NVCC)(“LRCN Series 4”). In connection with the issuance of LRCN Series 4, the Bank issued US$750 million of Fixed Rate Resetting Perpetual Subordinated Additional Tier1 Capital Notes (NVCC)(“the Series 4 AT1 Notes”) to Scotiabank LRCN Trust to be held as trust assets in connection with the LRCN structure. On January 27, 2023, a distribution of US$ 22.0417 per face amount of LRCN Series 4 US $1,000.00 will be payable in respect of a long first period from, and including, October 25, 2022 to, but excluding, January 27, 2023. Thereafter, distributions of US $21.5625 per face US $1,000.00 will be payable quarterly until October 27, 2027. Subsequent to the initial five-year fixed rate period ending on October 27, 2027, and resetting every five years thereafter, the distributions will be determined by the sum of the five-year US Treasury rate plus 4.389%. For more details, refer to Note 24.
(15)	On March 30, 2022, the Bank redeemed all outstanding $1,250 million 2.58% Subordinated Debentures (NVCC) due March 30, 2027, at 100% of their principal amount plus accrued interest.
(16)(a)	On September 28, 2006, Scotiabank Capital Trust issued 750,000 Scotiabank Trust Securities – Series 2006-1 (Scotia BaTS II Series 2006-1). The holders of Scotia BaTS II Series 2006-1 are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $28.25 per security. With regulatory approval, these securities may be redeemed in whole upon the occurrence of certain tax or regulatory capital changes, or in whole or in part on December 30, 2011 and on any distribution date thereafter at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series S of the Bank. The Series S shares will be entitled to cash dividends payable semi-annually in an amount of $0.4875 per $25.00 share. Refer to Note 24(c) – Restrictions on payment of dividends and retirement of shares. The Scotia BaTS II Series 2006-1 may be automatically exchanged, without the consent of the holder, into Non-cumulative Preferred Shares Series T of the Bank in the following circumstances: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank or its assets; (iii) the Bank has a Tier 1 Capital ratio of less than 5% or a Total Capital ratio of less than 8%; or (iv) the Superintendent has directed the Bank to increase its capital or provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction. The Series T shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.625 per $25.00 share. If there is an automatic exchange of the Scotia BaTS II Series 2006-1 into Preferred Shares Series T of the Bank, then the Bank would become the sole beneficiary of the Trust.
(16)(b)	No cash distributions will be payable on the Scotia BaTS II Series 2006-1 in the event that the regular dividend is not declared on the Bank’s preferred shares and, if no preferred shares are outstanding, the Bank’s common shares. In such a circumstance the net distributable funds of the Trust will be payable to the Bank as the holder of the residual interest in the Trust. Should the Trust fail to pay the semi-annual distributions on the Scotia BaTS II Series 2006-1 in full, the Bank will not declare dividends, of any kind on any of its preferred or common shares for a specified period of time. Refer to Note 24(c) – Restrictions on payment of dividends and retirement of shares.

62  |  2022 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Group Financial Condition

Credit ratings

Credit ratings are one of the factors that impact the Bank’s access to capital markets and the terms on which it can conduct derivatives, hedging transactions and borrow funds. The credit ratings and outlook that the rating agencies assign to the Bank are based on their own views and methodologies.

The Bank continues to have strong credit ratings and its deposits and legacy senior debt are rated AA by DBRS Morningstar, Aa2 by Moody’s, A+ by Standard and Poor’s (S&P), and AA by Fitch as of October 31, 2022. All rating agencies have a Stable outlook on the Bank. The Bank’s bail-inable senior debt is rated AA (low) by DBRS Morningstar, A2 by Moody’s, AA- by Fitch and A- by S&P.

Credit ratings are not recommendations to purchase, sell or hold a security and are subject to revision or withdrawal at any time by the rating agency.

Risk-weighted assets

Regulatory capital requirements are based on OSFI’s target minimum percentage of risk-weighted assets (RWA). RWA represent the Bank’s exposure to credit, market and operational risk and are computed by applying a combination of the OSFI approved Bank’s internal risk models and OSFI prescribed risk weights to on- and off-balance sheet exposures.

As at year end, the Bank’s RWA of $462.4 billion, represents an increase of approximately $46.3 billion, or 11%, from 2021, due primarily to strong organic growth in RWA from across the Bank’s business lines and the impact from foreign currency translation of a weaker Canadian dollar, partially offset by improvements in book quality and model updates.

Credit risk-weighted assets

Credit risk-weighted assets increased by $42.7 billion to $401.4 billion. The key drivers or components of the change are reflected in Table T30, below.

T30  Flow statement for Basel III credit risk-weighted assets ($ millions)

	2022		2021

Credit risk-weighted assets movement by key driver ($ millions)	Credit risk	Of which counterparty credit risk	Credit risk	Of which counterparty credit risk
Credit risk-weighted assets as at beginning of year	$358,782	$18,046	$362,004	$18,981
Book size(1)	49,412	321	22,859	(1,850)
Book quality(2)	(13,393)	(779)	(10,586)	(743)
Model updates(3)	(4,336)	967	569	(983)
Methodology and policy(4)	(1,601)	–	2,315	3,770
Acquisitions and disposals	(1,498)	(23)	(418)	–
Foreign exchange movements	14,242	1,685	(17,372)	(1,129)
Other	(174)	–	(589)	–
Credit risk-weighted assets as at end of year	$401,434	$20,217	$358,782	$18,046

(1)	Book size is defined as organic changes in book size and composition (including new business and maturing loans).
(2)	Book quality is defined as quality of book changes caused by experience such as underlying customer behaviour or demographics, including changes through model calibrations/realignments.
(3)	Model updates are defined as model implementation, change in model scope or any change to address model enhancement.
(4)	Methodology and policy is defined as methodology changes to the calculations driven by regulatory policy changes, such as new regulation (e.g. Basel III).

T31  Internal rating scale(1) and mapping to external rating agencies

Equivalent Rating
External Rating – S&P	External Rating – Moody’s	External Rating – DBRS	Grade	IG Code	PD Range(2)
AAA to AA+	Aaa to Aa1	AAA to AA (high)	Investment grade	99-98	0.0000% – 0.0551%
AA to A+	Aa2 to A1	AA to A (high)		95	0.0551% – 0.0651%
A to A-	A2 to A3	A to A (low)		90	0.0651% – 0.0748%
BBB+	Baa1	BBB (high)		87	0.0748% – 0.1028%
BBB	Baa2	BBB		85	0.1028% – 0.1552%
BBB-	Baa3	BBB (low)		83	0.1552% – 0.2151%
BB+	Ba1	BB (high)	Non-Investment grade	80	0.2151% – 0.2983%
BB	Ba2	BB		77	0.2983% – 0.5617%
BB-	Ba3	BB (low)		75	0.5617% – 1.1570%
B+	B1	B (high)		73	1.1570% – 1.9519%
B to B-	B2 to B3	B to B (low)		70	1.9519% – 4.7225%
CCC+	Caa1	–	Watch list	65	4.7225% – 12.1859%
CCC	Caa2	–		60	12.1859% – 23.8197%
CCC- to CC	Caa3 to Ca	–		40	23.8197% – 42.1638%
–	–	–		30	42.1638% – 100.0000%
Default			Default	21	100%

(1)	Applies to non-retail portfolio.
(2)	PD Ranges as at October 31, 2022. The Range does not include the upper boundary for the row.

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Management’s Discussion and Analysis

T32  Non-retail AIRB portfolio exposure by internal rating grade(1)

As at October 31 ($ millions)		2022					2021

Grade	IG Code	Exposure at default ($)(3)	RWA ($)(4)	PD (%)(5)(8)	LGD (%)(6)(8)	RW (%)(7)(8)	Exposure at default ($)(3)	RWA ($)(4)	PD (%)(5)(8)	LGD (%)(6)(8)	RW (%)(7)(8)
Investment grade(2)	99-98	124,743	518	–	12	–	106,517	501	–	9	–
	95	65,476	7,375	0.06	30	11	58,652	5,703	0.05	30	10
	90	74,135	12,333	0.07	37	17	72,172	9,898	0.07	36	14
	87	85,132	17,978	0.08	40	21	64,562	14,851	0.09	40	23
	85	73,039	22,940	0.13	44	31	52,838	17,462	0.15	45	33
	83	78,869	30,225	0.18	45	38	56,540	25,822	0.24	46	46
Non-Investment grade	80	52,666	22,474	0.25	42	43	47,700	22,337	0.31	42	47
	77	36,288	17,976	0.35	43	50	33,774	18,315	0.45	42	54
	75	25,712	17,927	0.90	41	70	22,822	13,659	0.69	40	60
	73	7,848	5,555	1.49	34	71	8,449	5,968	1.33	35	71
	70	2,592	2,547	2.56	41	98	2,814	2,348	2.56	36	83
Watch list	65	395	525	8.73	39	133	1,302	1,819	9.38	37	140
	60	788	412	17.02	12	52	1,625	2,343	17.87	29	144
	40	881	2,510	33.32	55	285	696	1,922	27.74	51	276
	30	54	105	53.06	44	194	92	152	56.61	44	165
Default(9)	21	1,220	3,208	100.00	42	263	1,228	2,535	100.00	42	206
Total		629,838	164,608	0.44	34	26	531,783	145,635	0.54	33	27
Government guaranteed residential mortgages		71,867	–	–	22	–	73,044	–	–	21	–
Total		701,705	164,608	0.39	33	23	604,827	145,635	0.47	32	24

(1)	Excludes securitization exposures.
(2)	Excludes government guaranteed residential mortgages of $71.9 billion ($73.0 billion in 2021).
(3)	After credit risk mitigation.
(4)	RWA prior to 6% scaling factor.
(5)	PD – Probability of Default.
(6)	LGD – Loss Given Default.
(7)	RW – Risk Weight.
(8)	Exposure at default used as basis for estimated weightings.
(9)	Gross defaulted exposures, before any related allowances.

Credit risk-weighted assets – non-retail

Credit risk measures the risk that a borrower or counterparty will fail to honour its financial or contractual obligations to the Bank. The Bank uses the Advanced Internal Ratings Based (AIRB) approach under Basel III to determine minimum regulatory capital requirements for its domestic, U.S. and European credit portfolios, and certain international non-retail portfolios. The remaining credit portfolios are subject to the Standardized approach, which relies on the external credit ratings (e.g. S&P, Moody’s, DBRS, etc.) of borrowers, if available, to compute regulatory capital for credit risk. For the Bank’s Corporate, Bank and Sovereign AIRB portfolios, the key risk measures used in the quantification of regulatory capital for credit risk include probability of default (PD), loss given default (LGD) and exposure at default (EAD).

•

Probability of default (PD) measures the likelihood that a borrower, with an assigned Internal Grade (IG) rating, will default within a one-year time horizon. IG ratings are a component of the Bank’s risk rating system. Each of the Bank’s internal borrower IG ratings is mapped to a PD estimate.

•

Loss given default (LGD) measures the severity of loss on a facility in the event of a borrower’s default. LGD segments are determined based on facility characteristics such as seniority, collateral type, collateral coverage and other structural elements. Each LGD segment is assigned a LGD estimate. LGD is based on the concept of economic loss and is calculated using the present value of repayments, recoveries and related direct and indirect expenses.

•	Exposure at default (EAD) measures the expected exposure on a facility at the time of default.

All three risk measures are estimated using the Bank’s historical data, as well as available external benchmarks, and are updated on a regular basis. The historical data used for estimating these risk measures exceeds the minimum five-year AIRB requirement for PD estimates and the minimum seven-year AIRB requirement for LGD and EAD estimates. Further adjustments, as required under the Basel III Framework and OSFI’s requirements set out in its Domestic Implementation Notes, including any input floor requirements, are applied to average estimates obtained from historical data. These adjustments incorporate the regulatory requirements pertaining to:

•	Long-run estimation of PD, which requires that PD estimates capture average default experience over a reasonable mix of high-default and low-default years of the economic cycle;
•	Downturn estimation for LGD, which requires that LGD estimates appropriately reflect conditions observed during periods where credit losses are substantially higher than average; and
•	Downturn estimation for EAD, which requires that EAD estimates appropriately reflect conditions observed during periods of economic downturn; and
•

The addition of a margin of conservatism, which is related to the likely range of errors based on the identification and quantification of the various sources of uncertainty inherent in historical estimates.

These risk measures are used in the calculation of regulatory capital requirements based on the Basel framework. The credit quality distribution of the Bank’s AIRB non-retail portfolio is shown in Table T32. Year-over-year, the lower overall portfolio average PD is primarily due to a decrease in the proportion of defaulted exposures with a PD of 100%, changes in customer ratings and parameter recalibrations. Portfolio average LGD and RW were generally unchanged year-over-year.

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Management’s Discussion and Analysis    |    Group Financial Condition

The risk measures are subject to a rigorous back-testing framework which uses the Bank’s historical data to ensure that they are appropriately calibrated. Based on results obtained from the back-testing process, risk measures are reviewed, re-calibrated and independently validated on at least an annual basis in order to reflect the implications of new data, technical advances and other relevant information.

•

As PD estimates represent long-run parameters, back-testing is performed using historical data spanning at least one full economic cycle. Realized PDs are back-tested using pre-defined confidence intervals, and the results are then aggregated to provide an overall assessment of the appropriateness of each PD estimate;

•

The back-testing for LGD and EAD estimates is conducted from both long-run and downturn perspectives, in order to ensure that these estimates are adequately conservative to reflect both long-run and downturn conditions.

Portfolio-level back-testing results, based on a comparison of estimated and realized parameters for the four-quarter period ended at July 31, 2022, are shown in Table T33. During this period the actual experiences of PD and CCF were lower than the estimates as reflected within the risk parameters. For LGD, actual results are a reflection of the accounts that defaulted during the observation while the estimated LGD is an overall portfolio average LGD parameter for all accounts and of all risk profiles.

T33  Portfolio-level comparison of estimated and actual non-retail percentages

	Estimated(1)	Actual
Average PD	0.57	0.16
Average LGD	39.47	43.86
Average CCF(2)	48.98	24.40

(1)	Estimated parameters are based on portfolio count-weighted averages at Q3/21, whereas actual parameters are based on count-weighted averages of realized parameters during the subsequent four quarters.
(2)	EAD back-testing is performed through Credit Conversion Factor (CCF) back-testing, as EAD is computed using the sum of the drawn exposure and undrawn exposure multiplied by the estimated CCF.

Credit risk-weighted assets – Canadian retail

The AIRB approach is used to determine minimum regulatory capital requirements for the retail credit portfolio in Canada. The retail portfolio is comprised of the following Basel-based pools:

•

Residential real estate secured exposures consist of conventional and high ratio residential mortgages and all other products opened under the Scotia Total Equity Plan (STEP), such as loans, credit cards and secured lines of credit;

•	Qualifying revolving retail exposures consist of all unsecured credit cards and lines of credit;
•	Other retail consists of term loans (secured and unsecured), as well as credit cards and lines of credit which are secured by assets other than real estate.

For the AIRB portfolios, the following models and parameters are estimated, subject to parameter input floors as required by OSFI:

•	Probability of default (PD) is the likelihood that the facility will default within the next 12 months.
•	Loss Given Default (LGD) measures the economic loss as a proportion of the defaulted balance.
•	Exposure at Default (EAD) is the portion of expected exposures at time of default.

The data observation period used for PD/EAD/LGD estimates meets the five year minimum. Various statistical techniques including predictive modeling and decision trees were used to develop models. The models assign accounts into homogenous segments using internal and external borrower/facility-level credit experience. Every month, exposures are automatically re-rated based on risk and loss characteristics. PD, LGD and EAD estimates are then assigned to each of these segments incorporating the following regulatory requirements:

•	PD incorporates the average long run default experience over an economic cycle. This long run average includes a mix of high and low default years.
•	LGD is adjusted to appropriately reflect economic downturn conditions.
•	EAD may also be adjusted to reflect downturn conditions when PD and EAD are highly correlated.
•

Sources of uncertainty are reviewed regularly to ensure uncertainties are identified, quantified and included in calculations so that all parameter estimates reflect appropriate levels of conservatism.

The table below summarizes the credit quality distribution of the Bank’s AIRB retail portfolio as at October 31, 2022.

Year-over-year the Bank’s AIRB retail portfolio parameters and average risk weights remained stable.

2022 Scotiabank Annual Report  |  65

Management’s Discussion and Analysis

T34  Retail AIRB portfolio exposure by PD range(1)

As at October 31 ($ millions)		2022					2021
Category	PD Range	Exposure at default ($)(1)	RWA ($)(2)	PD (%)(3)(6)	LGD (%)(4)(6)	RW (%)(5)(6)	Exposure at default ($)(1)	RWA ($)(2)	PD (%)(3)(6)	LGD (%)(4)(6)	RW (%)(5)(6)
Exceptionally low	0.0000% – 0.0499%	102,039	2,188	0.04	25	2	91,426	1,973	0.04	25	2
Very low	0.0500% – 0.1999%	118,374	9,134	0.17	27	8	106,994	7,824	0.17	27	7
Low	0.2000% – 0.9999%	84,843	23,009	0.63	40	27	77,215	20,487	0.67	39	27
Medium low	1.0000% – 2.9999%	22,248	12,502	1.75	54	56	20,744	10,861	1.75	50	52
Medium	3.0000% – 9.9999%	8,654	8,657	5.11	71	100	7,316	7,382	5.26	71	101
High	10.0000% – 19.9999%	1,123	1,461	15.66	53	130	917	1,186	15.49	53	129
Extremely high	20.0000% – 99.9999%	1,163	1,945	37.53	56	167	863	1,446	37.02	56	168
Default(7)	100%	469	2,124	100.00	72	453	430	1,882	100.00	71	438
Total		338,913	61,020	0.79	33	18	305,905	53,041	0.78	32	17

(1)	After credit risk mitigation.
(2)	RWA prior to 6% scaling factor.
(3)	PD – Probability of Default.
(4)	LGD – Loss Given Default.
(5)	RW – Risk Weight.
(6)	Exposure at default used as basis for estimated weightings.
(7)	Gross defaulted exposures, before any related allowances.

All AIRB models and parameters are monitored on a quarterly basis and independently validated annually by the Global Risk Management group. These models are tested to ensure rank ordering and back testing of parameters is appropriate. Comparison of estimated and actual loss parameters for the period ended July 31, 2022 is shown in Table T35. During this period the actual experience was materially more favourable to, or in-line with, the estimates as reflected by the risk parameters. For LGD, most retail product actual LGDs were more favourable than their estimates as reflected by the risk parameters, however, for uninsured mortgages actual LGDs reflect the most recent 2 years of recoveries activities against only those accounts that defaulted prior to the observation period while estimated LGDs reflect long run overall portfolio averages applied to all accounts and risk profiles.

T35  Estimated and actual loss parameters(1)

($ millions)	Average estimated PD (%)(2)(7)	Actual default rate (%)(2)(5)	Average estimated LGD (%)(3)(7)	Actual LGD (%)(3)(6)	Estimated EAD ($)(4)(7)	Actual EAD ($)(4)(5)
Residential real estate secured
Residential mortgages
Insured mortgages(8)	0.44	0.30	–	–	–	–
Uninsured mortgages	0.34	0.17	16.86	21.31	–	–
Secured lines of credit	0.20	0.10	27.32	19.86	47	42
Qualifying revolving retail exposures	1.53	0.88	83.98	74.97	391	342
Other retail	1.49	0.80	62.75	58.00	8	8

(1)	Estimates and actual values are recalculated to align with new models implemented during the period.
(2)	Account weighted aggregation.
(3)	Default weighted aggregation.
(4)	EAD is estimated for revolving products only.
(5)	Actual based on accounts not at default as at four quarters prior to reporting date.
(6)	Actual LGD calculated based on 24 month recovery period after default and therefore excludes any recoveries received after the 24 month period.
(7)	Estimates are based on the four quarters prior to the reporting date.
(8)	Actual and estimated LGD for insured mortgages are not shown. Actual LGD includes the insurance benefit, whereas estimated LGD may not.

Credit risk-weighted assets – International retail

International retail credit portfolios follow the Standardized approach and consist of the following components:

•	Residential real estate secured lending; and,
•	Other retail, consisting of term loans, credit cards and lines of credit.

Under the standardized approach, in general, residential real estate secured lending products are risk-weighted 35% and other retail products receive a 75% risk-weight.

Market risk

Market risk is the risk of loss from changes in market prices including interest rates, credit spreads, equity prices, foreign exchange rates, and commodity prices, the correlations between them, and their levels of volatility.

For all material trading portfolios, the Bank applies its internal models to calculate the market risk capital charge. OSFI has approved the Bank’s internal VaR, Stressed VaR and Incremental Risk Charge models for the determination of market risk capital. The attributes and parameters of these models are described in the Risk Measurement Summary. In addition, for some non-material trading portfolios, the Bank applies the Standardized Approach for calculating market risk capital. The standardized method uses a “building block” approach, with the capital charge for each risk category calculated separately.

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Management’s Discussion and Analysis    |    Group Financial Condition

Below are the market risk requirements as at October 31, 2022 and 2021:

T36  Total market risk capital(1)

($ millions)	2022	2021
All-Bank VaR	$131	$93
All-Bank stressed VaR	324	353
Incremental risk charge	345	150
Standardized approach	66	53
Total market risk capital	$866	$649

(1)	Equates to $10,820 million of market risk-weighted assets (2021 – $8,112 million).

T37  Risk-weighted assets movement by key drivers

	Market risk

($ millions)	2022	2021
RWA as at beginning of the year	$8,112	$7,327
Movement in risk levels(1)	2,452	(1,803)
Model updates(2)	195	(538)
Methodology and policy(3)	61	3,134
Acquisitions and divestitures	–	(8)
RWA as at end of the year	$10,820	$8,112

(1)	Movement in risk levels are defined as changes in risk due to position changes and market movements. Foreign exchange movements are embedded within Movement in risk levels.
(2)	Model updates are defined as updates to the model to reflect recent experience, change in model scope.
(3)	Methodology and policy is defined as methodology changes to the calculations driven by regulatory policy changes (e.g. Basel III).

Market risk-weighted assets increased by $2.7 billion to $10.8 billion, as shown in the table above, due primarily to movements in risk levels in the Bank’s Incremental Risk Charge.

Operational risk

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to external events, human error, or the inadequacy or failure of processes, procedures, systems or controls.

Consistent with OSFI’s requirements, the Bank applies the Standardized Approach for calculating operational risk capital as per the applicable Basel standards.

Under the Standardized Approach, total capital is determined as the sum of capital for each of eight Basel defined business activities. The capital for each activity is the product of the relevant risk factor, as defined by Basel, applied to the gross income of each respective business activity, as defined by OSFI Guideline – Capital Adequacy Requirements (November 2018).

Operational risk-weighted assets increased by $1.0 billion during the year to $50.2 billion primarily due to the growth in the Bank’s gross income.

Internal capital

The Bank utilizes economic capital methodologies and measures to calculate internal capital. Internal capital is a measure of the unexpected losses inherent in the Bank’s business activities. The calculation of internal capital relies on models that are subject to independent vetting and validation as required by the Bank’s Model Risk Management Policy.

Management assesses its risk profile to determine those risks for which the Bank should attribute internal capital. The major risk categories included in internal capital are:

•

Credit risk measurement is based on the Bank’s internal credit risk ratings for derivatives, corporate and commercial loans, and credit scoring for retail loans. It is also based on the Bank’s actual experience with recoveries and takes into account differences in term to maturity, probabilities of default, expected severity of loss in the event of default, and the diversification benefits of certain portfolios.

•

Market risk for internal capital incorporates models consistent with the regulatory basis, with some exclusions, and calibrated to a higher 99.95% confidence interval, and models of other market risks, mainly structural interest rate and foreign exchange risks.

•	Operational risk for internal capital is calculated based on an approach consistent with the Bank’s regulatory capital requirements including a conservative forward-looking view of gross income.
•	Other risks include additional risks for which internal capital is attributed, such as business risk, significant investments, insurance risk and real estate risk.

In addition, the Bank’s measure of internal capital includes a diversification benefit which recognizes that all of the above risks will not occur simultaneously. The Bank also includes the full amount of goodwill and intangible assets in the internal capital amount.

For further discussion on risk management and details on credit, market and operational risks, refer to the Risk Management section.

Off-Balance Sheet Arrangements

In the normal course of business, the Bank enters into contractual arrangements that are either consolidated or not required to be consolidated in its financial statements but could have a current or future impact on the Bank’s financial performance or financial condition. These arrangements can be classified into the following categories: structured entities, securitizations, guarantees and other commitments.

2022 Scotiabank Annual Report  |  67

Management’s Discussion and Analysis

Structured entities

Structured entities are designed to accomplish certain well-defined objectives and for which voting or similar rights are not the dominant factor in deciding who controls the entity. The Bank may become involved with structured entities either at the formation stage or at a later date. The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The Bank’s arrangements with structured entities include:

•

Structured entities that are used to provide a wide range of services to customers, such as structured entities established to allow clients to securitize their financial assets while facilitating cost-efficient financing, and to provide certain investment opportunities.

•	Structured entities that the Bank sponsors and actively manages.

The Bank consolidates all structured entities that it controls. For many of the structured entities that are used to provide services to customers, the Bank does not guarantee the performance of the structured entities’ underlying assets and does not absorb any related losses. For other structured entities, such as securitization and investment vehicles, the Bank may be exposed to credit, market, liquidity, or operational risks. Noteholders of securitizations may also be exposed to these risks. The Bank may earn fees based on the nature of its association with a structured entity.

Consolidated structured entities

The Bank controls its U.S. based multi-seller conduit and certain funding and other vehicles, and consolidates these structured entities in the Bank’s consolidated financial statements.

As at October 31, 2022, total assets of consolidated structured entities were $75 billion, compared to $87 billion at the end of 2021. The decrease in total assets was due primarily to principal receipts on mortgages in the Scotiabank Covered Bond Guarantor Limited Partnership, offset by the purchase of recourse assets by Scotiabank LRCN Trust in connection with the Bank’s issuance of limited recourse capital notes. More details of the Bank’s consolidated structured entities are provided in Note 15(a) to the consolidated financial statements.

Unconsolidated structured entities

There are two primary types of association the Bank has with unconsolidated structured entities:

•	Canadian multi-seller conduits administered by the Bank; and
•	Structured finance entities.

The Bank earned total fees of $39 million in 2022 (October 31, 2021 – $38 million) from certain structured entities in which it had a significant interest at the end of the year but did not consolidate. More information with respect to the Bank’s involvement with these unconsolidated structured entities, including details of liquidity facilities and maximum loss exposure by category is provided below and in Note 15(b) to the consolidated financial statements.

Canadian multi-seller conduits administered by the Bank

The Bank sponsors two Canadian-based multi-seller conduits that are not consolidated. The Bank earned commercial paper issuance fees, program management fees, liquidity fees and other fees from these multi-seller conduits, which totaled $36 million in 2022, compared to $36 million in 2021. These multi-seller conduits purchase high-quality financial assets and finance these assets through the issuance of highly-rated commercial paper.

As further described below, the Bank’s exposure to these off-balance sheet conduits primarily consists of liquidity support and temporary holdings of commercial paper. Although the Bank has power over the relevant activities of the conduits, it has limited exposure to variability in returns, which results in the Bank not consolidating the two Canadian conduits. The Bank has a process to monitor these exposures and significant events impacting the conduits to ensure there is no change in control, which could require the Bank to consolidate the assets and liabilities of the conduits at fair value.

A significant portion of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduits is supported by a backstop liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduits are unable to access the commercial paper market. Under the terms of the LAPA, in most cases, the Bank is not obliged to purchase defaulted assets.

The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $6.4 billion as at October 31, 2022 (October 31, 2021 – $4.9 billion). The year-over-year increase was due to normal business operations. As at October 31, 2022, total commercial paper outstanding for the Canadian-based conduits was $3.8 billion (October 31, 2021 – $3.5 billion) and the Bank held 0.9% (October 31, 2021 – 0.2%) of the total commercial paper issued by these conduits. Table T38 presents a summary of assets purchased and held by the Bank’s two Canadian multi-seller conduits as at October 31, 2022 and 2021, by underlying exposure.

All of the funded assets have at least an equivalent rating of AA or higher based on the Bank’s internal rating program; and assets held in these conduits were investment grade as at October 31, 2022.

T38  Assets held by Bank-sponsored Canadian-based multi-seller conduits

	2022			2021

As at October 31 ($ millions)	Funded assets(1)	Unfunded commitments	Total exposure(2)	Funded assets(1)	Unfunded commitments	Total exposure(2)
Auto loans/leases	$2,019	$369	$2,388	$2,541	$474	$3,015
Trade receivables	–	528	528	130	647	777
Canadian residential mortgages	929	1,621	2,550	250	260	510
Equipment rental contracts	722	34	756	560	11	571
Other	103	35	138	38	31	69
Total(3)	$3,773	$2,587	$6,360	$3,519	$1,423	$4,942

(1)	Funded assets are reflected at original cost, which approximates estimated fair value.
(2)	Exposure to the Bank is through global-style liquidity facilities.
(3)	These assets are substantially sourced from Canada.

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Management’s Discussion and Analysis    |    Group Financial Condition

Structured finance entities

The Bank has interests in structured finance entities used to assist corporate clients in accessing cost-efficient financing through their securitization structures. The Bank’s maximum exposure to loss from structured finance entities was $1,591 million as at October 31, 2022 (October 31, 2021 – $1,765 million). The year-over-year decrease was due to normal business operations.

Other unconsolidated structured entities

The Bank sponsors unconsolidated structured entities including mutual funds, in which it has insignificant or no interest at the reporting date. The Bank is a sponsor when it is significantly involved in the design and formation at inception of the structured entity, and the Bank’s name is used by the structured entity to create an awareness of the instruments being backed by the Bank’s reputation and obligation. The Bank also considers other factors, such as its continuing involvement and obligations to determine if, in substance, the Bank is a sponsor. For the year ended October 31, 2022, the Bank earned $2,486 million income from its involvement with the unconsolidated Bank-sponsored structured entities, all of which is from Bank-sponsored mutual funds (for the year ended October 31, 2021 – $2,604 million).

Securitizations

The Bank securitizes its retail loans, as described further below, as an efficient source of financing its operations.

The Bank securitizes fully insured residential mortgage loans, originated by the Bank and third parties, through the creation of mortgage-backed securities that are sold to Canada Housing Trust (CHT), Canada Mortgage and Housing Corporation (CMHC) or third-party investors. The sale of such mortgages does not meet the derecognition requirements where the Bank retains substantially all of the risks and rewards of ownership of the securitized mortgages. The transferred mortgages continue to be recognized on the Consolidated Statement of Financial Position, along with the proceeds from sale treated as secured borrowings. More details have been provided in Note 14 of the consolidated financial statements.

Third-party originated mortgages purchased by the Bank and social housing mortgage pools originated by the Bank qualify for derecognition where the Bank transfers substantially all of the risks and rewards of ownership to third parties. As at October 31, 2022, the outstanding amount of off-balance sheet securitized third-party originated mortgages was $14,137 million (October 31, 2021 – $10,289 million) and off-balance sheet securitized social housing pools was $646 million (October 31, 2021 – $804 million).

The Bank securitizes a portion of its Canadian personal and small business credit card receivables (receivables) through Trillium Credit Card Trust II (Trillium), a Bank-sponsored structured entity. Trillium issues senior and subordinated notes to investors. The proceeds of such issuances are used to purchase co-ownership interests in the receivables originated by the Bank. The sale of such co-ownership interests does not qualify for derecognition and therefore the receivables continue to be recognized on the Bank’s Consolidated Statement of Financial Position. Recourse of the noteholders is limited to the purchased co-ownership interests. During the year, no receivables were securitized through Trillium (2021 – $1,075 million).

The Bank securitizes a portion of its Canadian auto loan receivables (receivables) through Securitized Term Auto Receivables Trust (START entity) 2019-CRT, a Bank-sponsored structured entity. The START entity issues senior and subordinated notes to the Bank and/or third-party investors, and the proceeds of such issuances are used to purchase discrete pools of retail indirect auto loan receivables from the Bank on a fully serviced basis. The sale of such pools does not qualify for derecognition and therefore the receivables continue to be recognized on the Bank’s Consolidated Statement of Financial Position. Recourse of the note holders is limited to the receivables. During the current and prior year, no receivables were securitized through the START entity. As at October 31, 2022, the outstanding senior and subordinated notes issued by the START entity and held by the Bank of $199 million (2021 – $499 million) are eliminated on consolidation.

Guarantees and other commitments

Guarantees and other commitments are fee-based products that the Bank provides to its customers. These products can be categorized as follows:

•

Standby letters of credit and letters of guarantee. As at October 31, 2022, these amounted to $42 billion, compared to $37 billion last year. These instruments are issued at the request of a Bank customer to secure the customer’s payment or performance obligations to a third party.

•

Liquidity facilities. These generally provide an alternate source of funding to asset-backed commercial paper conduits in the event a general market disruption prevents the conduits from issuing commercial paper or, in some cases, when certain specified conditions or performance measures are not met;

•

Indemnification contracts. In the ordinary course of business, the Bank enters into many contracts where it may indemnify contract counterparties for certain aspects of its operations that are dependent on other parties’ performance, or if certain events occur. The Bank cannot estimate, in all cases, the maximum potential future amount that may be payable, nor the amount of collateral or assets available under recourse provisions that would mitigate any such payments. Historically, the Bank has not made any significant payments under these indemnities;

•

Loan commitments. The Bank has commitments to extend credit, subject to specific conditions, which represent undertakings to make credit available in the form of loans or other financings for specific amounts and maturities. As at October 31, 2022, these commitments amounted to $268 billion, compared to $240 billion last year. The year-over-year increase is primarily due to an increase in business activity and impact from foreign currency translation.

These guarantees and loan commitments may expose the Bank to credit or liquidity risks, and are subject to the Bank’s standard review and approval processes. For the guaranteed products, the dollar amounts represent the maximum risk of loss in the event of a total default by the guaranteed parties, and are stated before any reduction for recoveries under recourse provisions, insurance policies or collateral held or pledged.

Fees from the Bank’s guarantees and loan commitment arrangements, recorded as credit fees in non-interest income in the Consolidated Statement of Income, were $664 million in 2022, compared to $643 million in the prior year. Detailed information on guarantees and loan commitments is disclosed in Note 34 in the consolidated financial statements.

Canadian Government Economic Response Plans

The Bank participated in the following plans as part of the Government of Canada’s COVID-19 Economic Response Plan.

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Management’s Discussion and Analysis

Canada Emergency Business Account (CEBA)

Through the CEBA program, the Bank facilitated loans with eligible small business customers and Export Development Canada (EDC). Eligible small business customers received a loan of up to $60,000. The CEBA loans are derecognized from the Bank’s Consolidated Statement of Financial Position as the program meets the pass-through criteria for derecognition of financial assets under IFRS 9. As at October 31, 2022, loans issued under the CEBA were approximately $3.9 billion (October 31, 2021 – $4.3 billion).

Business Credit Availability Program (BCAP)

The BCAP provides additional liquidity support to small business and commercial customers through EDC and Business Development Bank of Canada (BDC). As at October 31, 2022, loans issued under the BCAP were $163 million (October 31, 2021 – $160 million).

Under the EDC plan, EDC guarantees an 80% portion of new operating loans made to the export sector as well as domestic companies. Loans guaranteed by EDC continue to be recognized on the Bank’s Consolidated Statement of Financial Position.

Under the BCAP, BDC entered into a co-lending facility with the Bank in which BDC purchases an 80% participation in term loans made to eligible small business and commercial customers. The portion of loans sold to BDC are derecognized from the Bank’s Consolidated Statement of Financial Position as the program meets the derecognition criteria for a transfer under IFRS 9.

Under the BDC HASCAP, BDC guarantees 100% of new term loans made to eligible small business and commercial customers. Loans guaranteed by BDC continue to be recognized on the Bank’s Consolidated Statement of Financial Position. As at October 31, 2022, loans issued under the HASCAP were $277 million (October 31, 2021 – $200 million).

Financial Instruments

Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the Bank’s financial position and are integral to the Bank’s business. Assets that are financial instruments include cash resources, securities, securities purchased under resale agreements, loans and customers’ liability under acceptances. Financial instrument liabilities include deposits, acceptances, obligations related to securities sold under repurchase agreements, obligations related to securities sold short, subordinated debentures and capital instrument liabilities. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes.

Financial instruments are generally carried at fair value, except for non-trading loans and receivables, certain securities and most financial liabilities, which are carried at amortized cost unless designated as fair value through profit and loss at inception.

Unrealized gains and losses on the following items are recorded in other comprehensive income (OCI):

•	debt instruments measured at fair value through OCI,

•	equity instruments measured at fair value through OCI,

•	derivatives designated as cash flow hedges, and

•	financial instruments designated as net investment hedges.

Gains and losses on derecognition of debt instruments at FVOCI are reclassified from OCI to the Consolidated Statement of Income under non-interest income. Gains and losses on derecognition of equity instruments designated at FVOCI are not reclassified from OCI to the Consolidated Statement of Income. Gains and losses on cash flow hedges and net investment hedges are recorded in the Consolidated Statement of Income when the hedged item affects income.

The Bank’s accounting policies for derivatives and hedging activities are further described in Note 3 to the consolidated financial statements.

Interest income and expense on non-trading interest-bearing financial instruments are recorded in the Consolidated Statement of Income as part of net interest income. Credit losses related to loans are recorded in the provision for credit losses in the Consolidated Statement of Income. Interest income and expense, as well as gains and losses, on trading securities and trading loans are recorded in non-interest income – trading revenues.

Several risks arise from transacting financial instruments, including credit risk, liquidity risk, operational risk and market risk. The Bank manages these risks using extensive risk management policies and practices, including various Board-approved risk management limits.

A discussion of the Bank’s risk management policies and practices can be found in the Risk Management section on pages 72 to 109. In addition, Note 35 to the consolidated financial statements presents the Bank’s exposure to credit risk, liquidity risk and market risks arising from financial instruments as well as the Bank’s corresponding risk management policies and procedures.

There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. For example, the interest rate risk arising from the Bank’s financial instruments can be estimated by calculating the impact of a 100 basis point increase or decrease in interest rates on annual income, and the economic value of shareholders’ equity, as described on page 94. For trading activities, Table T50 discloses the average one-day Value at Risk by risk factor. For derivatives, based on the maturity profile of the notional amount of the Bank’s derivative financial instruments, only 18% (2021 – 18%) had a term to maturity greater than five years.

Note 10 to the consolidated financial statements provides details about derivatives used in trading and hedging activities, including notional amounts, remaining term to maturity, credit risk and fair values.

The fair value of the Bank’s financial instruments is provided in Note 7 to the consolidated financial statements along with a description of how these amounts were determined.

The fair value of the Bank’s financial instruments was unfavourable when compared to their carrying value by $3.5 billion as at October 31, 2022 (October 31, 2021 – favourable $3.9 billion). This difference relates mainly to loan assets, debt investment securities measured at amortized cost, deposit liabilities, subordinated debentures and other liabilities. These changes are primarily driven by movements in interest rates and by volume changes. Fair value estimates are based on market conditions as at October 31, 2022, and may not be reflective of future fair values. Further information on how fair values are estimated is contained in the section on critical accounting estimates.

Disclosures specific to certain financial instruments designated at fair value through profit and loss can be found in Note 9 to the consolidated financial statements. These designations were made primarily to significantly reduce accounting mismatches.

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Management’s Discussion and Analysis    |    Group Financial Condition

Selected Credit Instruments – Publicly Known Risk Items

Mortgage-backed securities

Total mortgage-backed securities held in the Non-trading and Trading portfolios are shown in Table T39.

T39  Mortgage-backed securities

	2022		2021

As at October 31 Carrying value ($ millions)	Non-trading portfolio(1)	Trading portfolio	Non-trading portfolio(1)	Trading portfolio
Canadian NHA mortgage-backed securities(2)	$5,410	$2,149	$7,006	$2,022
Canadian residential mortgage-backed securities	–	7	–	–
U.S. Agency mortgage-backed securities(3)	11,435	–	6,134	–
Total	$16,845	$2,156	$13,140	$2,022

(1)	The balances are comprised of securities under the amortized cost and FVOCI measurement categories.
(2)	Canada Mortgage and Housing Corporation is a corporation of the Government of Canada that provides a guarantee of timely payment to NHA mortgage-backed security investors.
(3)	The Government National Mortgage Association (Ginnie Mae) is a U.S. Government corporation that provides a guarantee of timely payment to U.S. Agency mortgage-backed security investors.

Other

As at October 31, 2022, the Bank has insignificant exposure to highly leveraged loans awaiting syndication, auction-rate securities, Alt-A type loans, monoline insurance and investments in structured investment vehicles.

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Management’s Discussion and Analysis

Risk Management

Effective risk management is fundamental to the success and resilience of the Bank and is recognized as key in the Bank’s overall approach to strategy management. Scotiabank has a strong, disciplined risk culture where managing risk is a responsibility shared by all of the Bank’s employees.

Risk Management Framework

The primary goals of risk management are to ensure that the outcomes of risk-taking activities are consistent with the Bank’s strategies and risk appetite, and that there is an appropriate balance between risk and reward to maximize shareholder value. Scotiabank’s Enterprise-Wide Risk Management Framework articulates the foundation for achieving these goals.

This Framework is subject to constant evaluation in order for it to meet the challenges and requirements of the global markets in which the Bank operates, including regulatory standards and industry best practices. The risk management programs of the Bank’s subsidiaries align in all material respects to the Bank’s risk management framework, although the actual execution of their programs may be different. They are designed to identify, assess, and mitigate threats and vulnerabilities to which the Bank is exposed and serve to enhance its overall resilience.

The Bank’s risk management framework is applied on an enterprise-wide basis and consists of five key elements:

•	Risk Governance

•	Risk Appetite

•	Risk Management Tools

•	Risk Identification and Assessment

•	Risk Culture

Risk Management Principles

Risk-taking and risk management activities across the enterprise are guided by the following principles:

Balancing Risk and Reward – business and risk decisions are consistent with strategies and risk appetite.

Understand the Risks – all material risks to which the Bank is exposed, including both financial and non-financial, are identified and managed.

Forward Thinking – emerging risks and potential vulnerabilities are proactively identified and managed.

Shared Accountability – every employee is responsible for managing risk.

Customer Focus – understanding our customers and their needs is essential to all business and risk decision-making.

Protect our Brand – all risk-taking activities must be in line with the Bank’s risk appetite, Scotiabank Code of Conduct, values and policy principles.

Controls – maintaining a robust and resilient control environment to protect our stakeholders.

Resilience – being prepared operationally and financially to respond to adverse events.

Compensation – performance and compensation structures reinforce the Bank’s values and promote sound risk taking behaviour taking into account the compensation-related regulatory environment.

Risk Governance

Effective risk management begins with effective risk governance.

The Bank has a well-established risk governance structure, with an active and engaged Board of Directors supported by an experienced executive management team. Decision-making is highly centralized through several executive and senior risk management committees.

The Bank’s risk management framework is predicated on the three lines of defence model. Within this model

•	The First Line of Defence (typically comprised of the business lines and most corporate functions)

o	Incurs and owns the risks

o	Designs and executes internal controls

o	Ensures that the risks generated are identified, assessed, managed and monitored, reported on, within risk appetite, and are in compliance with relevant policies, guidelines and limits

•	The Second Line of Defence (typically comprised of control functions such as Global Risk Management, Global Compliance and Global Finance)

o	Provides independent oversight and effective challenge of the First Line of Defence

o	Establishes risk appetite, risk limits, policies, and frameworks, in accordance with best practice and regulatory requirements

o	Measures, monitors, controls and reports on risks taken in relation to limits and risk appetite, and on emerging risks

•

The Third Line of Defence (Audit Department) provides enterprise-wide independent, objective assurance over the design and operating effectiveness of the Bank’s internal control, risk management and governance processes

All employees are, for some of their activities, risk owners, as all employees are capable of generating reputational and operational risks in their day-to-day activities and are held accountable for owning and managing these risks.

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Governance Structure

The Bank’s Board of Directors and its Committees provide oversight and governance over the Bank’s Risk Management program which is supported by the President and Chief Executive Officer and Chief Risk Officer.

Board of Directors: as the top of the Bank’s risk management governance structure, provides oversight, either directly or through its committees, to satisfy itself that decision making is aligned with the Bank’s strategies and risk appetite. The Board receives regular updates on the key risks of the Bank – including a quarterly comprehensive summary of the Bank’s risk profile and performance of the portfolio against defined limits – and approves key risk policies, frameworks, and limits.

Risk Committee of the Board: assists the Board in fulfilling its responsibilities for the review of the Bank’s risk appetite and identifying and monitoring key financial and non-financial risks and the oversight of the promotion and maintenance of a strong risk culture throughout the Bank. The Committee assists the Board by providing oversight of the risk management and anti-money laundering (AML)/anti-terrorism financing (ATF) functions at the Bank. This includes periodically reviewing and approving the Bank’s key risk management policies, frameworks, and limits and satisfying itself that management is operating within the Bank’s Enterprise Risk Appetite Framework. The Committee oversees the Bank’s environmental, social, and governance (ESG) risks, including climate change risk. The Committee also oversees the independence of each of these control functions, including the effectiveness of the heads of these functions, as well as the functions themselves.

Audit and Conduct Review Committee of the Board: assists the Board by providing oversight on the effectiveness of the Bank’s system of internal controls. The Committee oversees the integrity of the Bank’s consolidated financial statements and related quarterly results. This includes oversight of climate-change related disclosure as part of the Bank’s financial reporting of ESG matters as well as the external auditor’s qualifications, independence and performance. This Committee assists the Board in fulfilling its oversight responsibilities for setting standards of conduct and ethical behaviour, the oversight of conduct reviews, risk culture and conduct risk management and the oversight of compliance with the consumer provisions. The Committee also oversees the Bank’s compliance with legal and regulatory requirements, and oversees the Global Finance, Global Compliance and Audit Department functions at the Bank. The Committee also oversees the independence of each of these control functions, including the effectiveness of the heads of these functions, as well as the functions themselves.

Human Capital and Compensation Committee of the Board: in conjunction with the Risk Committee of the Board, satisfies itself that adequate procedures are in place to identify, assess and manage the risks (including conduct risk) associated with the Bank’s material compensation programs and that such procedures are consistent with the Bank’s risk management programs. The Committee has further responsibilities relating to leadership, succession planning and total rewards.

Corporate Governance Committee of the Board: acts in an advisory capacity to the Board to enhance the Bank’s corporate governance through a continuing assessment of the Bank’s approach to corporate governance and makes policy recommendations in support of the Bank’s purpose, culture and strategy, including its ESG strategy.

President and Chief Executive Officer (CEO): reports directly to the Board and is responsible for defining, communicating and implementing the strategic direction, goals and core values for Scotiabank that maximize long term shareholder value and returns, and meeting the needs of the Bank’s other key stakeholders. The CEO oversees the establishment of the Bank’s risk appetite, in collaboration with the CRO and CFO, which is consistent with the Bank’s short and long term strategy, business and capital plans, as well as compensation programs.

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Management’s Discussion and Analysis

Chief Risk Officer (CRO): reports jointly to the CEO and the Risk Committee of the Board and is responsible for the overall management of Global Risk Management which includes Enterprise Risk Governance and Financial Crimes Risk Management (FCRM). The CRO and the EVP of FCRM & Group Chief AML Officer have unfettered access to the Risk Committee of the Board to ensure their independence. As a senior member of the Bank’s executive management team, the CRO participates in strategic decisions related to where and how the Bank will deploy its various sources of capital to meet the performance targets of the business lines.

Global Risk Management (GRM): supports the Bank’s objectives and is mandated to maintain an ongoing and effective enterprise-wide risk management framework that resonates through all levels of the Bank. GRM is responsible for providing effective challenge and reasonable assurance to executive management, the Board of Directors and shareholders that risks are actively identified, managed and communicated to all key stakeholders. GRM’s mission is to ensure that the outcomes of risk taking activities optimize and protect long-term value by using data-driven insight and partnership to drive business impact and safeguards trust.

Global Compliance: is an independent 2nd line of defence that is responsible for managing compliance risk which includes regulatory compliance, conduct, and privacy risks throughout Scotiabank through the Compliance Management Framework (CMF). Global Compliance provides effective challenge and oversight to business lines and corporate functions assessing the adequacy of, adherence to and effectiveness of the Bank’s day-to-day regulatory controls, and for opining to the Board on whether, based on the independent monitoring and testing conducted, the controls are sufficiently robust to achieve compliance with the applicable regulatory requirements. The CMF is enabled through effective governance, policies and procedures, a clearly defined risk appetite and embedment of the desired risk culture.

Financial Crimes Risk Management (FCRM): on an enterprise-wide basis, develops AML/ATF and sanctions policies and control standards to be followed in effectively controlling money laundering, terrorist financing, and sanctions risks. The AML Risk group within FCRM is responsible for maintaining the AML/ATF and sanctions program current with Scotiabank needs, industry practice, and AML/ATF and sanctions legal and regulatory requirements, as well as providing risk-based independent oversight of Scotiabank’s compliance with these standards and requirements. FCRM also provides oversight and effective challenge to the Bank’s management of the risk of fraud.

Global Finance: leads enterprise-wide financial strategies which support the Bank’s ability to maximize sustainable shareholder value, and actively manages the reliable and timely reporting of financial information to management, the Board of Directors and shareholders, regulators, as well as other stakeholders. This reporting includes the Bank’s consolidated financial statements and related quarterly and annual results, as well as all financial reporting related regulatory filings. Global Finance executes the Bank’s financial, liquidity and capital management strategies with appropriate governance and control, while ensuring its processes are efficient and effective.

Business Lines and Corporate Functions: as the first line of defence in the Three Lines of Defence model, own the risks generated by their activities, are accountable for effective management of the risks within their business lines and functions through identifying, assessing, mitigating, monitoring and reporting the risks. Business lines and corporate functions actively design and implement effective internal controls as well as governance activities to manage risk and maintain activities within risk appetite and policies. Further, business lines have processes to be able to effectively identify, assess, monitor and report against allocated risk appetite limits and are in compliance with relevant policies, standards and guidelines.

Audit Department: reports independently to the Audit and Conduct Review Committee of the Board on the design and operating effectiveness of the Bank’s risk management processes. The mission of the Audit Department is to provide enterprise-wide independent, objective assurance of the Bank’s internal controls, risk management and governance processes and to provide advisory consulting services to improve the Bank’s operations.

Risk Appetite

Effective risk management requires clear articulation of the Bank’s risk appetite and how the Bank’s risk profile will be managed in relation to that appetite.

The Bank’s Enterprise Risk Appetite Framework (ERAF) articulates the amount and types of risk the Bank is willing to take to achieve its strategic and financial objectives. The ERAF consists of risk capacity, risk appetite statement, risk appetite metrics, and roles and responsibilities of those overseeing the implementation and monitoring of the ERAF. Together, the application of these components helps to ensure the Bank stays within the appropriate risk boundaries, finds an optimal balance between risk and return, and supports a strong risk culture.

Scotiabank’s risk appetite is integrated into the strategic and capital planning process and compensation programs. The ERAF is reviewed at least annually and is approved by the Bank’s Board. Business lines, key subsidiaries, control functions and key business units develop their own risk appetite frameworks and/or risk appetite statements, which are aligned with the Bank’s ERAF.

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Management’s Discussion and Analysis    |    Risk Management

Risk Appetite Statement

The Bank’s Risk Appetite Statement articulates the aggregate level and types of risk the Bank is willing to accept, or to avoid, to achieve its business objectives. It includes qualitative statements as well as quantitative measures and considers all the Bank’s Principal Risks.

The Bank’s Risk Appetite Statement can be summarized as follows:

•

The Bank has no appetite for breaches of the Scotiabank Code of Conduct and consequences applied are commensurate with the severity of the breach. Bank officers and employees are expected to conduct business and interact with others in a legal, compliant, and ethical manner while upholding the Bank’s corporate values.

•	The Bank favours businesses that generate sustainable, consistent and predictable earnings.
•	The Bank limits its risk taking activities to those that are understood and in line with the Bank’s risk appetite, risk culture, values and strategic objectives.
•	The Bank strives to maintain a robust and resilient control environment to protect its stakeholders and be prepared operationally and financially to respond to adverse events.
•	The Bank has no appetite for reputational, legal, or regulatory risk, that would undermine the trust of the Bank’s stakeholders.
•	The Bank aims to maintain a strong capital and liquidity position and optimally allocate capital to support its strategic and financial objectives.

Risk Appetite Metrics

Risk appetite metrics provide clear risk limits, which are critical in implementing an effective risk management framework. Risk appetite metrics are supported by management level limit structures and controls, as applicable.

Other components of Scotiabank’s risk appetite metrics:

•	Set risk capacity and appetite in relation to regulatory constraints
•	Use stress testing to provide forward-looking metrics, as applicable
•	Minimize earnings volatility
•	Limit exposure to operational events that can have an impact on earnings, including regulatory fines
•	Ensure reputational risk is top of mind and strategy is being executed within operating parameters

Risk Management Tools

Effective risk management includes tools that are guided by the Bank’s Enterprise Risk Appetite Framework and integrated with the Bank’s strategies and business planning processes.

Scotiabank’s risk management framework is supported by a variety of risk management tools that are used individually and/or jointly to manage enterprise-wide risks. Risk management tools are regularly reviewed and updated to ensure consistency with risk-taking activities, and relevance to the business and financial strategies of the Bank.

Frameworks, Policies and Limits

Frameworks and Policies

The Bank develops and implements its key risk frameworks and policies in consultation with the Board. Such frameworks and policies are also subject to the requirements and guidelines of the Office of the Superintendent of Financial Institutions (OSFI), the Bank Act, the requirements and expectations of other regulators in the jurisdictions and activities in which we conduct business, and in consideration of industry best practices. Frameworks and policies apply to specific types of risk or to the activities that are used to measure and control risk exposure. They are developed in consultation with various stakeholders across risk management and other control and corporate functions, business lines and the Audit Department. Their development and implementation are guided by the Bank’s risk appetite, governance standards and set the limits and controls within which the Bank and its subsidiaries can operate. The Bank also provides advice and counsel to its subsidiaries in respect of their risk frameworks and policies to ensure alignment with the Bank, subject to the local regulatory requirements of each subsidiary.

Key risk frameworks and policies may be supported by standards, procedures, guidelines and manuals.

Limits

Limits govern and control risk-taking activities within the appetite and tolerances established by the Board and executive management. Limits also establish accountability for key tasks in the risk-taking process and establish the level or conditions under which transactions may be approved or executed.

Risk Measurement

The Bank’s measurement of risk is a key component of its risk management framework. The measurement methodologies may apply to a group of risks or a single risk type and are supported by an assessment of qualitative risk factors to ensure the level of risks are within the Bank’s risk appetite. The Bank utilizes various risk techniques such as: models; stress testing; scenario and sensitivity analysis; and back testing using data with forward-looking projections based on plausible and worst case economic and financial market events; to support its risk measurement activities.

Models

The use of quantitative risk methodologies and models is subject to effective oversight and a strong governance framework which includes the application of sound and experienced judgment. The development, design, independent review and testing, and approval of models are subject to the Model Risk Management Policy. The Bank employs models for a number of important risk measurement and management processes including:

•	regulatory and internal capital
•	internal risk management
•	valuation/pricing and financial reporting
•	meeting initial margin requirements
•	business decision-making for risk management
•	stress testing

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Management’s Discussion and Analysis

Forward-Looking Exercises

Stress Testing

Stress testing programs at both the enterprise-wide level and individual risk level allow the Bank to estimate the potential impact on the Bank’s performance resulting from significant changes in market conditions, credit environment, liquidity demands, or other risk factors. Enterprise-wide stress testing is also integrated with both the strategic and financial planning processes, as well as financial crisis management planning. The development, approval and on-going review of the Bank’s stress testing programs are subject to policy, and the oversight of the Stress & Scenarios Committee (SSC) or other management committees as appropriate. The SSC is also responsible for reviewing and approving stress test and IFRS 9 related scenarios and models for implementation and use. Each stress testing program is developed with input from a broad base of stakeholders, and results are integrated into management decision making processes for capital adequacy and/or allocation, funding requirements and strategy, risk appetite setting and limit determinations. The stress testing programs are designed to capture a number of stress scenarios with differing severities and time horizons.

Other tests are conducted, as required, at the enterprise-wide level and within specific functional areas to test the decision-making processes of the senior management team and key personnel, by simulating a potential stress scenario. Simulated stress scenarios may include several complexities and disruptions through which senior management are engaged to make certain key decisions. Generally, the objectives of the simulations can include testing (1) the executability of activation protocols, (2) operational readiness, (3) the flexibility of the executive decision-making process, and (4) the process by which actions to be taken are prioritized. The exercises may also be designed to test the applicability and relevance of available data and the timeliness of reporting for decision making under stressed/crisis conditions.

Monitoring and Reporting

The Bank continuously monitors its risk exposures to ensure business activities are operating within approved risk appetite limits, thresholds or guidelines. Risk owners are responsible for identifying and reporting breaches of early warning thresholds and risk appetite limits or any other deteriorating trends in risk profile, as well as highlighting evolving external risk factors, to senior management and/or the Board, as appropriate.

Regular ongoing risk reporting to senior management and the Board of Directors aggregates measures of risk for all products and business lines, across the Bank’s global footprint, and are used to ensure compliance with risk appetite, policies, limits, and guidelines. They also provide a clear statement on the types, amounts, and sensitivities of the various risks in the portfolio. Senior management and the Board use this information to understand the Bank’s risk profile and the performance of the portfolios. A comprehensive summary of the Bank’s risk profile and performance of the portfolio are presented to the Board of Directors on a quarterly basis.

Risk Identification and Assessment

Effective risk management requires a comprehensive process to identify risks and assess their materiality. We define Risk as the potential impact of deviations from expected outcomes on the Bank’s earnings, capital, liquidity, reputation and resilience caused by internal and external vulnerabilities.

Risk identification and assessment is performed on an ongoing basis through the following:

•	Transactions – risks, including credit and market exposures, are assessed by the business lines as risk owners with GRM providing review and effective challenge, as applicable
•	Monitoring – risks are identified by constantly monitoring and reporting current trends and analysis, top and emerging risks and internal and external significant adverse events impacting the Bank
•	New Products and Services – new or significant change to products, services and/or supporting technology are assessed for potential risks through the New Initiatives Risk Assessment Program
•

Strategic Investments – investment transactions are thoroughly reviewed for risks and are approved by the Operating Committee with advice and counsel from the Strategic Transactions and Investment Committee (STIC) who provides direction and guidance on effective allocation and prioritization of resources

•	Self Assessments – operational risks through people, processes and systems are periodically self-assessed by the risk owners with the responsible second line of defense providing effective challenge

On an annual basis, the Bank undergoes a Bank-wide risk assessment that identifies the material risks faced by the Bank for the Internal Capital Adequacy Assessment Process (ICAAP) and the determination of internal capital. This process evaluates the risks and determines the pervasiveness of the risk across multiple business lines, the significance of the risk to a specific business line, the likelihood and potential impact of the risk and whether the risk may cause unexpected losses in income and therefore would be mitigated by internal capital. The process also reviews other evolving and emerging risks and includes qualitative considerations such as strategic, economic and ESG risk factors. The identified risks are ascribed a rating of how probable and impactful they may be and are used as an important input in the ICAAP process and the determination of internal capital.

As part of this annual risk assessment process the Bank’s Principal Risks for the year are identified through consultation with various risk owners and/or stakeholders and confirmed by the CRO.

Principal Risk Types

The Bank’s Principal Risk types are reviewed annually as part of the Assessment of Risks process to determine that they adequately reflect the Bank’s risk profile. Principal Risks are defined as:

Those risks which management considers of primary importance: i) having a significant impact or influence on the Bank’s primary business and revenue generating activities (Financial Risks) or ii) inherent in the Bank’s business and can have significant negative strategic, business, financial and/or reputational consequences (Non-Financial Risks).

Principal Risks are assessed on an annual basis considering, amongst other things, the following factors:

•	Potential impact (direct or indirect) on the Bank’s financial results, operations, and strategy
•	Effect on the Bank’s long-term prospects and ongoing viability
•	Regulatory focus and/or social concern

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•	Short to mid-term macroeconomic and market environment
•	Financial and human resources required to manage and monitor the risk
•	Establishment of key risk indicators, performance indicators or management limits to monitor and control the risk
•	Peer identification and global best practices
•	Regular monitoring and reporting to the Board on the risk is warranted

Once a Principal Risk has been identified, governance structures and mechanisms must be in place for that risk:

•	Committee governance structures have been established to manage the risk
•	Dedicated 2nd line resources are in place providing effective challenge
•	Frameworks and supporting policies, procedures and guidelines have been developed and implemented to manage the risk as appropriate
•	Risk appetite limits have been established supported by management limits, early warning thresholds and key risk indicators as appropriate for the risk
•	Adequate and effective monitoring and reporting has been established to the Board, executive and senior management, including from subsidiaries
•	Board and executive management have clear roles and responsibilities in relation to risk identification, assessment, measurement, monitoring and reporting to support effective governance and oversight

Principal Risks are categorized into two main groups:

Financial Risks:

Credit, Liquidity, Market

These are risks that are directly associated with the Bank’s primary business and revenue generating activities. The Bank understands these risks well and takes them on to generate sustainable, consistent and predictable earnings. Financial risks are generally quantifiable and are relatively predictable. The Bank has a higher risk appetite for financial risks which are a fundamental part of doing business; but only when they are well understood, within established limits, and meet the desired risk and return profile.

Non-Financial Risks:

Compliance, Cyber Security & Information Technology (IT), Data, Environmental, Social & Governance (ESG), Model, Money Laundering / Terrorist Financing and Sanctions, Operational, Reputational, Strategic

These are risks that are inherent in our business and can have significant negative strategic, business, financial and/or reputational consequences if not managed properly. In comparison to financial risks, non-financial risks are less predictable and more difficult to define and measure. The Bank has low risk appetite for non-financial risks and mitigates these accordingly.

Significant Adverse Events

The Bank defines a Significant Adverse Event (SAE) as an internally or externally occurring event that has resulted, or may result in, a significant impact on the Bank’s financial performance, reputation, risk appetite, regulatory compliance, or operations. Significant is defined as the relative importance of a matter within the context in which it is being considered, including quantitative and qualitative factors, such as magnitude, nature, effect, relevance, and impact.

Risk Culture

Effective risk management requires a strong, robust, and pervasive risk culture where every Bank employee understands and recognizes their role as a risk manager and is responsible for identifying and managing risks.

The Bank’s risk culture is influenced by numerous factors including the interdependent relationship amongst the Bank’s risk governance structure, risk appetite, strategy, organizational culture, and risk management tools.

A strong risk culture is a key driver of conduct. It promotes behaviours that align to the Bank’s values and enables employees to identify risk taking activities that are beyond the established risk appetite.

The Bank’s Risk Culture program is based on four indicators of a strong risk culture:

1. Tone from the Top – Leading by example including clear and consistent communication on risk behaviour expectations, the importance of the Bank’s values, and fostering an environment where everyone has ownership and responsibility for “doing the right thing”.

2.  Accountability – All employees are accountable for risk management. There is an environment of open communication where employees feel safe to speak-up and raise concerns without fear of retaliation and consequences for not adhering to the desired behaviours.

3.  Risk Management – Risk taking activities are consistent with the Bank’s strategies and risk appetite. Risk appetite considerations are embedded in key decision-making processes.

4.  People Management – Performance and compensation structures encourage desired behaviours and reinforce the Bank’s values and risk culture. Employees are rewarded for ‘how’ results are achieved in addition to ‘what’ is achieved.

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Management’s Discussion and Analysis

Other elements that influence and support the Bank’s risk culture:

•

Scotiabank Code of Conduct (our “Code”): describes standards of conduct required of Employees, Contingent Workers, Directors and officers of the Bank. All Scotiabankers are required to receive, read and comply with our Code, and any other applicable Scotiabank policies and affirm their compliance within the required timeline on an annual basis. This includes an annual Code acknowledgement that they have read and complied with our Code and all applicable Scotiabank policies and procedures; and reported any breaches or suspected breach in accordance with the provisions set out in our Code or policy respectively.

•	Values: Respect – Value Every Voice; Integrity – Act with Honour; Accountability – Make it Happen; Passion – Be Your Best
•	Communication: the Bank actively communicates risk appetite, and how it relates to Scotiabankers, to promote a sound risk culture
•

Compensation: programs are structured to comply with compensation-related principles and regulations and discourage behaviours that are not aligned with the Bank’s values and Scotiabank Code of Conduct, and ensure that such behaviours are not rewarded

•	Training: risk culture is continually reinforced by providing effective and informative mandatory and non-mandatory training modules for all employees on a variety of risk management topics
•

Decision-making on risk issues is highly centralized: the flow of information and transactions to senior and executive committees keeps management well informed of the risks the Bank faces and ensures that transactions and risks are aligned with the Bank’s risk appetite

•	Employee goals: all employees across the Bank have a risk goal assigned to them annually
•	Executive mandates: all Executives across the Bank have risk management responsibilities within their mandates

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T40  Exposure to risks arising from the activities of the Bank’s businesses

(1)	Average assets for the Other segment include certain non-earning assets related to the business lines.
(2)	Attributed Capital is a combination of regulatory: (i) Risk-based capital and (ii) Leverage capital. Attributed Capital is reported on a quarterly average basis.
(3)	Includes Attributed Capital for significant investments, goodwill, intangibles and leverage capital.
(4)	Risk-weighted assets (RWA) are as at October 31, 2022 as measured for regulatory purposes in accordance with the Basel III approach.

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Management’s Discussion and Analysis

Top and emerging risks

The Bank is exposed to a variety of top and emerging risks. These risks can potentially adversely affect the Bank’s business strategies, financial performance and reputation. As part of our risk management approach, we regularly monitor our operating environment to identify, assess, review and manage a broad range of top and emerging risks proactively, and to undertake appropriate risk mitigation strategies.

Risks are identified using a comprehensive risk identification system whereby information is gathered and consolidated from a variety of internal and external sources including industry research and peer analysis, Senior Management expertise, and risk reporting from our international operations. The results of this research, in conjunction with internal impact assessments across the Bank’s principal risks, help identify top and emerging risks, which, along with mitigation strategies, are summarized and reported to Executives and the Board of Directors on a quarterly basis.

The Bank’s top and emerging risks are as follows:

Environmental, Social and Governance (ESG)

There is an increasing expectation by various stakeholders to address social and environmental challenges (including climate change, human rights, racism, and inequality) and to demonstrate exemplary governance in managing ESG risk. An inability to manage this risk can result in higher cost of capital, funding, regulatory compliance and disclosures. Under current laws, making exaggerated or misleading sustainability claims or “greenwashing” creates legal and reputational risks. Severe weather can damage the Bank’s properties and disrupt its own operations and those of its customers, negatively impacting profitability. However, climate change also creates new opportunities to invest in sustainable finance initiatives. For further details please refer to the ESG Risk section on page 107.

To manage ESG risk, and meet increasing stakeholder expectations, the Bank operates its business responsibly, ethically, and remains in compliance with laws and regulations that are reflected in several key policies and commitments.

Environmental policies and commitments remain focused on three goals: to be a leader in driving sustainable finance, advice, and solutions for customers, with the systems and reporting to track the Bank’s sustainable finance goals; to drive toward net-zero emissions; and deliver progress toward the Bank’s net-zero targets. Social and Governance risks are managed through the implementation of several key policies and commitments, including, but not limited to, the Bank’s code of conduct, corporate governance policies, human rights statements (prescribed by the UN Guiding Principles on Human Rights), anti-slavery and human trafficking statements (in accordance with Modern Slavery legislation) and diversity, equity, and inclusion goals (e.g., ScotiaRISE, the Scotiabank Women Initiative, the Black-Led Business Financing Program and STEM apprenticeship opportunities).

Evolving Cyber Security Threats

Cyber Security continues to be among the Bank’s top risk concerns, with state-sponsored attackers and sophisticated ransomware gangs being the most significant threat actors. The ongoing geopolitical tensions increase the risk of escalations though retaliatory cyber attacks. Threat actors continue to adapt, and their attacks are increasing in sophistication, severity, and prevalence with the purpose of extortion, fraud, unauthorized access to sensitive data, and disruption of financial operations. The technology environment of the Bank, its customers and third parties’ services may be subject to attacks, breaches, or other compromises.

The Bank proactively monitors and manages these risks by investing in technology and talent expertise to ensure appropriate risk-based remediation activities, and in enhanced tooling to support the Bank’s ability to improve cyber resiliency and reinforce protection against events and factors outside of its control. In addition, the Bank purchases insurance coverage to help mitigate against certain potential losses associated with cyber incidents.

Geopolitical Tensions

Geopolitical risks may give rise to increased strategic and business risk for the Bank. This includes concerns over the operational and financial impacts of a volatile global environment, such as trade disputes in Asia, sanctions over the Russian conflict, and political changes in Latin America. The escalations of trade disruptions over the past few years are calling into question the vision of a globalized economy with some government officials pushing to implement policies encouraging companies to spread manufacturing within a group of ‘like-minded’ nations to ensure uninterrupted and diversified access to raw materials, technologies, or products. While such policies seek to mitigate the economic cost associated with geopolitical risk, such measures may paradoxically result in higher cost of capital deployment or more inefficient capital allocation.

The scope and intensity of geopolitical risk events are difficult to predict. The Bank seeks to do business in countries that have a track record of economic growth and institutional stability. The Bank’s stress testing programs help evaluate the potential impacts of severe conditions, and the Bank can draw from its long experience operating in emerging markets across the globe to manage volatility, and right scaling exposure when necessary.

Increased Regulatory Risk & Uncertainty

The Bank is subject to extensive regulation in the jurisdictions in which it operates. Although the Bank continually monitors and evaluates the potential impact of regulatory developments to assess the impact on its businesses and to implement any necessary changes, unintentional failure to comply with legal and regulatory requirements may result in fines, penalties, litigation, regulatory sanctions, enforcement actions and limitations or prohibitions from engaging in business activities; all of which may negatively impact the Bank’s financial performance, the execution of its business strategy and its reputation.

Regulators have also evidenced an increased focus on risks associated with anti-money laundering and terrorist financing. Sanctions authorities continue to be very active with the number of ‘listed’ persons increasing. The scope of compliance requirements and the associated cost for the Bank are increasing as well with evolving regulatory expectations such cyber security, data risk, consumer protection and privacy, model risk, third-party risk, and operational resilience. This focus could lead to more regulatory or other enforcement actions.

The Bank continues to monitor changes in regulatory guidance from regulators and continue to assess the impact of new regulations across its operating footprint and the credit life cycle. For additional information on some of the key regulatory developments that have the potential to impact the Bank’s operations, see “Regulatory Developments” on page 114.

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Inflation and Macroeconomic Uncertainty

Global inflation, exacerbated by supply chain issues and geopolitical uncertainties, are expected to keep central banks aggressive in their attempts to mitigate pricing pressures. With interest rates now in restrictive territory and market sentiment deteriorating, the risk of a global recession is increasing.

Rapidly rising interest rates and consumer prices, combined with wages that are failing to keep pace with the cost of living, may leave many households vulnerable and affect some customers’ ability to service debt.

The Bank proactively adjusts lending strategies across all markets and portfolios to reflect changes in the risk profile of its customers, while performing ongoing portfolio stress tests, and continuing to enhance risk management capabilities through investments in technology and analytics. Portfolios are actively monitored for delinquency trends from inflationary pressures, and proactive collections measures are being deployed to mitigate potential impacts to the Bank’s most vulnerable borrowers.

Talent Attraction and Retention

Recruiting and retention challenges continue as labour markets remain tight and competitive pressure translates into higher compensation demands. As well, companies face the task of ensuring risk culture and conduct remains robust and consistent in the face of increased employee turnover and new flexible working arrangements. The inability to attract or retain skilled staff can negatively impact business objectives and operational efficiencies.

The Bank continues to execute talent retention and incentive programs to support the hiring of staff and to position Scotiabank as an employer of choice. To compete in the marketplace, the Bank is focused on promoting a hybrid work environment with work location flexibility. The Bank continues to develop a culture of ongoing learning and development to drive employee engagement, and by making further progress to help develop leadership capabilities.

Technological & Business Innovations

Risks and impacts emanating from digitalization of money (e.g., crypto currency and decentralized finance) and consumer directed finance, such as open banking, and continued digital innovations (e.g., adoption of cloud computing and artificial intelligence/machine learning) increases strategic risk and potential vulnerabilities, requiring ongoing investments to adapt to new technologies in a secure manner. New unregulated participants can disrupt a bank’s operating model with the use of advanced technologies, agile delivery methodologies and analytical tools offering bank-like products with lower fixed costs. The increasing role of data, models, and artificial intelligence in decision making processes and operations, evolving regulatory expectations, increasing sensitivities and concerns on their appropriate use, and the potential for bias in the decision-making process, can result in reputational risk.

In response to increased customer demands, needs and expectations, the Bank has embarked on a multi-year digital transformation with the aspiration to be a digital leader in the financial services industry. To support this strategy the Bank continues to invest in its digital capabilities to contribute to financial innovation, while continuing to monitor for evolving risks in new technology tools.

Third-Party Risk

The Bank continues to rely on third parties for the delivery of some critical services. The emergence of a concentrated number of dominant service providers, combined with uncertain geopolitical and macroeconomic climate, increases compliance, operational, data and cyber risk for service providers. Regulatory focus in third party risk management is evolving and includes the financial industry’s approach to cloud technology, data protection, and operational resilience.

The Bank continues to enhance third party risk assessment and governance to ensure a solid risk management framework to support engagements with third party service providers. The Bank continues to invest in enhancing its governance of third parties, resourcing capabilities, and technology to ensure it manages third party risk prudently.

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Management’s Discussion and Analysis

Principal Risks – Financial

Credit Risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank. Credit risk arises in the Bank’s direct lending operations, and in its funding, investment and trading activities where counterparties have repayment or other obligations to the Bank.

Credit risk summary

•

The Bank’s overall loan book as of October 31, 2022 increased to $770 billion versus $663 billion as of October 31, 2021, with growth reflected in Personal, and Business and Government lending. Residential mortgages were $349 billion as of October 31, 2022, with 87% in Canada. The corporate loan book, which accounts for 40% of the total loan book, is composed of 63% of loans with an investment grade rating as of October 31, 2022, compared to 36% of the total loan book in October 31, 2021.

•

Loans and acceptances (Personal, and Business and Government lending) remained diversified by region, industry and customer. Regional exposure is spread across our key markets (Canada 67%, United States 9%, Chile 7%, Mexico 5% and Other 12%). Financial Services constitutes 5% of overall gross exposures (before consideration of collateral) and was $39 billion, an increase of $6 billion from October 31, 2021. These exposures are predominately to highly rated counterparties and are generally collateralized.

The effective management of credit risk requires the establishment of an appropriate risk culture. Key credit risk policies and appetite statements are important elements used to create this culture.

The Board of Directors, either directly or through the Risk Committee (the Board), reviews and approves the Bank’s Credit Risk Appetite limits annually and Credit Risk Policy limits and thresholds biennially.

•	The objectives of the Credit Risk Appetite are to ensure that:

–	target markets and product offerings are well defined at both the enterprise-wide and business line levels;

–	the risk parameters for new underwritings and for the portfolios as a whole are clearly specified; and

–	transactions, including origination, syndication, loan sales and hedging, are managed in a manner that is consistent with the Bank’s risk appetite.

•	The Credit Risk Policy articulates the credit risk management framework, including:

–	credit risk management policies;

–	delegation of authority;

–	the credit risk management program;

–	credit risk management for trading and investment activities; and

–	Single Name and Aggregate limits, beyond which credit applications must be escalated to the Board for approval.

GRM develops the credit risk management framework and policies that detail, among other things, the credit risk rating systems and associated parameter estimates; the delegation of authority for granting credit; the methodology and calculation of the allowance for credit losses; and the authorization of write-offs.

Corporate and commercial credit exposures are segmented by various business lines and/or by major industry type. Aggregate credit risk limits for each of these segments are also reviewed and approved biennially by the Board. Portfolio management objectives and risk diversification are key factors in setting these limits.

Consistent with the Board-approved limits, borrower limits are set within the context of established lending criteria and guidelines for individual borrowers, particular industries, countries and certain types of lending, to ensure the Bank does not have excessive concentration to any single borrower, or related group of borrowers, particular industry sector or geographic region. Through the portfolio management process, loans may be syndicated to reduce overall exposure to a single name. For certain segments of the portfolio, credit derivative contracts are also used to mitigate the risk of loss due to borrower default. Risk is also mitigated through the selective sale of loans.

Banking units and GRM regularly review the various segments of the credit portfolio on an enterprise-wide basis to assess the impact of economic trends or specific events on the performance of the portfolio, and to determine whether corrective action is required. These reviews include the examination of the risk factors for particular products, industries and countries. The results of these reviews are reported to the Risk Policy Committee and, when significant, to the Board.

Risk measures

The Bank’s credit risk rating systems support the determination of key credit risk parameter estimates (Probability of Default (PD), Loss-Given-Default (LGD) and Exposure at Default (EAD)) that are applicable to both Retail and Business Banking portfolios and are designed to measure customer credit and transaction risk. The parameters are an integral part of enterprise-wide policies and procedures encompassing governance, risk management, and control structure, and are used in various internal and regulatory credit risk quantification calculations.

The Bank’s credit risk rating system is subject to a comprehensive validation, governance and oversight framework. The objectives of this framework are to ensure that:

•

Credit risk rating methodologies and parameters are appropriately designed and developed, independently validated, and regularly reviewed, and that the results of each process are adequately documented; and

•	The validation process represents an effective challenge to the design and development process including an assessment of risk measures.

The Bank’s credit risk rating methodologies and parameters are reviewed and validated at least annually. Units within GRM are responsible for design, and development of credit risk rating methodologies and parameters. Separate units within GRM are responsible for validation and review. The operation of these separate units are functionally independent from the business units responsible for originating exposures. Within GRM, these units are also independent from the units involved in risk rating approval and credit adjudication.

Business Banking credit risk ratings and associated risk parameters affect lending decisions, and loan pricing. Both Business Banking and Retail Banking’s credit risk rating systems affect the computation of the allowance for credit losses, and regulatory capital.

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Corporate and commercial

Corporate and commercial credit exposure arises in the Bank’s business lines.

Risk ratings

The Bank’s risk rating system utilizes internal grade (IG) ratings – a 17 point scale used to differentiate the risk of default of borrowers, and the risk of loss on facilities. The general relationship between the Bank’s IG ratings and external agency ratings is shown in table T31.

IG ratings are also used to define credit adjudication authority levels appropriate to the size and risk of each credit application. Lower-rated credits require increasingly more senior management involvement depending upon the aggregate exposure. Where a credit exceeds the authority delegated to a credit unit, credit units will refer the request – with its recommendation – to a senior credit committee for adjudication. In certain cases, these must be referred to the Risk Committee of the Board of Directors.

Adjudication

Credit adjudication units within GRM analyze and evaluate all significant credit requests for corporate and commercial credit exposures, to ensure that risks are adequately assessed, properly approved, continually monitored and actively managed. The decision-making process begins with an assessment of the credit risk of the individual borrower or counterparty. Key factors considered in the assessment include:

•	The borrower’s management;
•	The borrower’s current and projected financial results and credit statistics;
•	The industry in which the borrower operates;
•	Environmental risks (including regulatory, physical or reputational impacts);
•	Economic trends; and
•	Geopolitical risk.

Based on this assessment, a risk rating is assigned to the individual borrower or counterparty, using the Bank’s risk rating systems.

A separate risk rating is also assigned at the facility level, taking into consideration additional factors, such as security, seniority of claim, structure, term and any other forms of credit risk mitigation that affect the amount of potential loss in the event of a default of the facility. Security typically takes the form of charges over inventory, receivables, real estate, and operating assets when lending to corporate and commercial borrowers; and cash or treasuries for trading lines such as securities lending, repurchase transactions, and derivatives. The types of acceptable collateral, and related valuation processes are documented in risk management policies and manuals.

Other forms of credit risk mitigation include third party guarantees and, in the case of derivatives facilities, master netting agreements.

Internal borrower and facility risk ratings are assigned when a facility is first authorized, and are promptly re-evaluated and adjusted, if necessary, as a result of changes to the customer’s financial condition or business prospects. Re-evaluation is an ongoing process, and is done in the context of general economic changes, specific industry prospects, and event risks, such as revised financial projections, interim financial results and extraordinary announcements.

The internal credit risk ratings are also considered as part of the Bank’s adjudication limits. Single borrower limits are much lower for higher risk borrowers than low risk borrowers.

The credit adjudication process also uses a risk-adjusted return on equity profitability model to ensure that the client and transaction structure offers an appropriate return for a given level of risk. For the corporate portfolio, and the large borrowers in International, the Loan Portfolio Management Group reviews the profitability model results, together with external benchmarks, and provides an opinion on the relative return and pricing of each transaction above a minimum threshold.

Individual credit exposures are regularly monitored by both the business line units and GRM for any signs of deterioration. In addition, the business line units and GRM conduct a review and risk analysis of each borrower annually, or more frequently for higher-risk borrowers. If, in the judgement of management, an account requires the expertise of specialists in workouts and restructurings, it will be transferred to a special accounts management group for monitoring and resolution.

Credit Risk Mitigation – Collateral/Security

Traditional Non-Retail Products (e.g. Operating lines of Credit, Term Loans)

Collateral values are accurately identified at the outset and throughout the tenure of a transaction by using standard evaluation methodologies. Collateral valuation estimates are conducted at a frequency that is appropriate to the frequency by which the market value fluctuates, using the collateral type and the borrower risk profile.

In addition, when it is not cost effective to monitor highly volatile collateral (e.g. accounts receivable, inventory), appropriate lending margins are applied to compensate (e.g. accounts receivable are capped at 80% of value, inventory at 50%). The frequency of collateral valuations is also increased when early warning signals of a borrower’s deteriorating financial condition are identified.

Borrowers are required to confirm adherence to covenants including confirmation of collateral values on a periodic basis, which are used by the Bank to provide early warning signals of collateral value deterioration. Periodic inspections of physical collateral are performed where appropriate and where reasonable means of doing so are available.

Bank procedures require verification including certification by banking officers during initial, annual, and periodic reviews, that collateral values/margins/etc. have been assessed and, where necessary, steps have been taken to mitigate any decreased collateral values.

The Bank does not use automated valuation models (AVMs) for valuation purposes for traditional non-retail products. GRM performs its own valuations of companies based on various factors such as book value, discounted book value, enterprise value etc.

Commercial/Corporate Real Estate

New or updated appraisals are generally obtained at inception of a new facility, as well as during loan modifications, loan workouts and troubled debt restructure. The primary reason for requiring a new appraisal is if, in the reasonable opinion of the banking execution unit, or GRM, there has been a material change in value. Additionally, none of the appraisal guidelines contained within the policies should dissuade the Bank from requesting an appraisal more frequently if an adverse change in market conditions, sponsorship, credit worthiness, or other underwriting assumptions is realized or expected.

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Management’s Discussion and Analysis

Appraisals must be in writing and must contain sufficient information and analysis to support the Bank’s decision to make the loan. Moreover, in rendering an opinion of the property’s market value, third party appraisers are responsible for establishing the scope of work necessary to develop credible assignment results. The appraisal must meet the regulatory and industry requirements which, depending on the type of property being appraised, contain any or all of the following three approaches to value:

i.	comparable sales approach

ii.	replacement cost approach

iii.	income approach

The appraiser must disclose the rationale for the omission of any valuation approach. Furthermore, the appraiser must disclose whether the subject property was physically inspected and whether anyone provided significant assistance to the person signing the appraisal report. The report must contain a presentation and explanation of the assumptions used in determining value under each of the above mentioned approaches.

Review of every appraisal is conducted by the banking units and GRM to confirm that the appraisal identifies all of the relevant issues for the specific asset class, location and economic environment and incorporates all appropriate valuation methodologies and assumptions. In most cases, the banking units also include comparable properties in addition to what is included in the appraisal to further justify value.

When third party assessors are used, they must be accredited and satisfactory to the Bank. In addition, GRM validates any third party valuations via internal desktop estimates either based on comparables or discounted income valuations.

Traded products

Traded products are transactions such as OTC derivatives (including foreign exchange and commodity based transactions), Securities Financing Transactions (including repurchase/reverse repurchase agreements, and securities lending/borrowing), and on-exchange futures. Credit risks arising from traded products cannot be determined with certainty at the outset, because during the tenure of a transaction the dollar value of the counterparty’s obligation to the Bank will be affected by changes in the capital markets (such as changes in stock prices, interest rates, and exchange rates). The Bank adjudicates credit exposures arising from transacting in traded products by considering their current fair value plus an additional component to reflect potential future changes in their mark-to-market value. The credit adjudication process also includes an evaluation of potential wrong-way risk, which arises when the exposure to a counterparty is positively correlated to the probability of default of that counterparty.

Credit risk associated with traded products is managed within the same credit adjudication process as the lending business. The Bank considers the credit risk arising from lending activities, as well as the potential credit risk arising from transacting in traded products with that counterparty.

Credit risk mitigation – collateral/security

Derivatives are generally transacted under industry standard International Swaps and Derivatives Association (ISDA) master netting agreements, which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. ISDA agreements are frequently accompanied by an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs and regulation in some jurisdictions can require both parties to post initial margin (regulatory and non-regulatory). CSAs also allow for variation margin to be called if total uncollateralized mark-to-market exposure exceeds an agreed upon threshold. Such variation margin provisions can be one-way (only one party will ever post collateral) or bilateral (either party may post depending upon which party is in-the-money). The CSA will also detail the types of collateral that are acceptable to each party, and the haircuts that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure.

For derivative transactions, investment grade counterparties account for approximately 90% of the credit risk. Approximately 24% of the Bank’s derivative counterparty exposures are to bank counterparties. After taking into consideration, where applicable, netting and collateral arrangements, no net credit risk amount arising from traded products transactions with any single counterparty was considered material to the financial position of the Bank as at October 31, 2022. No individual exposure to an investment grade bilateral counterparty exceeded $1,443 million and no individual exposure to a corporate counterparty exceeded $665 million.

Retail

Retail credit exposures arise in the Canadian Banking and International Banking business lines.

Adjudication

The decision-making process for retail loans ensures that credit risks are adequately assessed, properly approved, continually monitored and actively managed. Generally, credit decisions on consumer loans are processed by proprietary adjudication software and are based on risk ratings and customer segmentation, which are generated using predictive credit scoring models.

The Bank’s credit adjudication and portfolio management methodologies are designed to ensure consistent underwriting and early identification of problem loans in line with our risk appetite. The Bank’s rigorous credit underwriting and retail risk modeling methodologies are more customer focused than product focused. The Bank’s view is that a customer-centric approach provides better risk assessment than product-based approaches, a more consistent experience to the customer, and should result in lower loan losses over time.

All credit scoring and policy changes are initiated by units within GRM that are functionally independent from the business units responsible for retail portfolios. Risk models and parameters are also subject to independent validation and review from the units involved in the design and development of models. The review process includes referral to the appropriate Senior Credit Committee for approval, where required. Consumer credit portfolios are reviewed at least monthly to identify emerging trends in loan quality and to assess whether corrective action is required.

Risk ratings

The Bank’s consumer risk rating systems are oriented to borrower or transaction risk. Each retail exposure is assigned a risk grade based on the customer’s credit history and/or internal credit score. The Bank’s automated risk rating systems assess the ongoing credit-worthiness of individual customers on a monthly basis. This process provides for meaningful and timely identification and management of problem loans.

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The risk rating system under the AIRB approach is subject to regular review and ongoing performance monitoring of key components. Risk model validations are conducted independently from the areas responsible for rating system development and implementation, to ensure effective independence in design and performance review.

Customer behavior characteristics which are used as inputs within the Bank’s Basel III AIRB models are consistent with those used by the Bank’s Canadian consumer risk rating systems. The International portfolios are subject to the Standardized approach at this time.

Credit risk mitigation – collateral/security

The property values for residential real estate secured exposures are confirmed at origination through a variety of validation methodologies, including AVM and full appraisals (in-person inspection). The appraisal is completed by a third party, Bank approved appraiser. For monitoring of material portfolios, property values are indexed quarterly to house prices. For loan impairment within material portfolios, residential property values are re-confirmed using third party AVM’s.

Where AVM values are used, these AVM values are subject to routine validation through a continuous random sampling process that back-tests AVM values against available property appraisals (primarily third party AVMs). Where third party appraisals are obtained, the Bank relies on the professional industry accreditation of the appraiser. Samples of approved appraisal reports are reviewed by the Bank’s senior appraisers to ensure consistent appraisal quality and satisfactory appraisal values. The third party appraisers are selected from a pre-approved list of Bank-vetted appraisers.

Credit Quality

IFRS 9 Financial Instruments requires the consideration of past events, current conditions and reasonable and supportable forward-looking information over the life of the exposure to measure expected credit losses. Furthermore, to assess significant increases in credit risk, IFRS 9 requires that entities assess changes in the risk of a default occurring over the expected life of a financial instrument when determining staging.

The Bank’s models are calibrated to consider past performance and macroeconomic forward-looking variables as inputs in the framework described below. Expert credit judgement may be made in circumstances where, in the Bank’s view, the inputs, assumptions, and/or modelling techniques do not capture all relevant risk factors, including the emergence of economic or political events of the market up to the date of the financial statements. Expert credit judgement continues to be applied to the assessment of underlying credit deterioration and migration of balances to progressive stages. Consistent with the requirements of IFRS 9, the Bank has considered both quantitative and qualitative information in the assessment of significant increase in risk.

The Bank has no direct credit exposure to Russia or Ukraine but does have credit exposure to businesses that are impacted either directly or indirectly, by higher energy costs or commodity prices, or potential disruption within their supply chains. The Bank monitors both the internal and external indicators for signs of contagion risk and any second or third order risks that may arise from the war in Ukraine above and beyond those captured in the macroeconomic outlook. Such impacts are not significant and are appropriately mitigated.

The Bank generates a forward-looking base case scenario and three alternate forward-looking scenarios (one optimistic and two pessimistic) as key inputs into the expected credit loss provisioning models. The global economic outlook has deteriorated over the last year owing to the combined impacts of central bank efforts to tame inflation, the consequences of Russia’s war on Ukraine, pandemic management in China and the impact of higher energy prices. Concerns about potential slowdown and high inflation have led to very volatile financial markets, which have clouded the outlook further. Therefore, the base case scenario is less favourable this year. Relative to the base case scenario, the optimistic scenario features somewhat stronger economic activity. The two pessimistic scenarios consider the potential risks of stagflation and recession.

In light of current economic uncertainty, the pessimistic scenarios feature a protracted period of high commodity prices, elevated financial market uncertainty and a further disruption to supply chains. All these elements lead to much higher inflation compared to the base case scenario. Central banks respond by increasing rates more aggressively in the pessimistic scenarios, pushing rates across the yield curve higher compared to the base case scenario and resulting in a rapid deceleration of growth. In the pessimistic scenario, stagflation is short-lived, while in the very pessimistic scenario, a recession persists for a longer period of time. The Bank increased the weight of the pessimistic scenarios in calculating the allowance for credit losses on performing loans compared to the prior year, to capture the elevated downside risk to the outlook.

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Management’s Discussion and Analysis

The table below shows a comparison of projections for the next 12 months of select macroeconomic variables used to calculate the modelled estimate for the allowance for credit losses (see page 189 for all key variables). Any further changes in these variables up to the date of the financial statements is incorporated through expert credit judgement:

T41  Select macroeconomic variable projections

	Base Case Scenario		Alternative Scenario - Optimistic		Alternative Scenario - Pessimistic		Alternative Scenario - Very Pessimistic

Canada
Real GDP growth, y/y % change	1.2	3.4	2.4	5.3	-4.8	-1.3	-5.9	-7.4
Consumer price index, y/y %	4.9	3.0	5.2	3.4	9.3	2.0	12.5	1.6
Bank of Canada overnight rate target, average %	3.8	0.3	4.2	0.9	5.1	0.3	5.1	0.3
Unemployment rate, average %	5.7	6.3	5.1	5.6	9.7	8.8	10.2	11.7

US
Real GDP growth, y/y % change	0.6	5.7	1.3	7.3	-5.1	2.4	-6.5	-1.4
Consumer price index, y/y %	5.4	4.0	5.8	4.5	10.0	3.3	13.2	2.6
Target federal funds rate, upper limits, average %	3.5	0.3	4.7	0.8	4.8	0.3	4.8	0.3
Unemployment rate, average %	4.3	3.8	4.2	3.4	7.9	5.6	8.3	6.8

Global
WTI oil price, average USD/bbl	89	69	95	75	116	61	125	57

The table below shows a quarterly breakdown of the projections for the above macroeconomic variables under the base case scenario:

T42  Quarterly breakdown of macroeconomic variables

	Base Case Scenario
	Calendar Quarters				Average October 31 2022	Calendar Quarters				Average October 31 2021
Next 12 months	Q4 2022	Q1 2023	Q2 2023	Q3 2023		Q4 2021	Q1 2022	Q2 2022	Q3 2022

Canada
Real GDP growth, y/y % change	1.9	1.2	0.6	1.0	1.2	3.1	2.6	3.9	4.1	3.4
Consumer price index, y/y %	6.9	5.1	4.0	3.6	4.9	3.7	3.0	2.8	2.6	3.0
Bank of Canada overnight rate target, %	3.8	3.8	3.8	3.8	3.8	0.3	0.3	0.3	0.5	0.3
Unemployment rate, average %	5.4	5.6	5.8	5.9	5.7	7.0	6.5	6.0	5.7	6.3

US
Real GDP growth, y/y % change	0.1	0.6	1.0	0.8	0.6	6.7	6.3	5.5	4.2	5.7
Consumer price index, y/y %	7.2	5.8	4.6	4.0	5.4	4.8	4.4	3.8	3.0	4.0
Target federal funds rate, upper limit, %	3.5	3.5	3.5	3.5	3.5	0.3	0.3	0.3	0.3	0.3
Unemployment rate, average %	3.8	4.1	4.4	4.8	4.3	4.6	4.0	3.5	3.1	3.8

Global
WTI oil price, average USD/bbl	90	89	89	88	89	70	69	69	69	69

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T43  Allowance for credit losses by business line

As at October 31 ($ millions)	2022	2021
Canadian Banking
Retail	$1,528	$1,863
Commercial	328	380
	$1,856	$2,243
International Banking
Retail
Caribbean and Central America	$547	$524
Mexico	576	474
Peru	631	538
Chile	490	541
Colombia	247	319
Other	84	81
Commercial	780	730
	$3,355	$3,207
Global Wealth Management	$20	$21
Global Banking and Markets	$115	$155
Other	$2	$–

Allowance for credit losses on loans	$5,348	$5,626
Allowance for credit losses on:
Acceptances	$31	$37
Off-balance sheet exposures	108	65
Debt securities and deposits with financial institutions	12	3
Total Allowance for credit losses	$5,499	$5,731

Allowance for credit losses

The total allowance for credit losses as at October 31, 2022 was $5,499 million compared to $5,731 million in the prior year. The allowance for credit losses for loans was $5,348 million, a decrease of $278 million from October 31, 2021. The decrease was due primarily to lower provision for performing loans partly offset by the impact of foreign currency translation.

The allowance for credit losses on performing loans was $3,713 million compared to $3,971 million as at October 31, 2021. The decrease was due primarily to improved portfolio credit quality expectations, with offsets related to the less favourable macroeconomic forecast, portfolio growth and the impact of foreign currency translation.

The allowance for credit losses on impaired loans decreased by $20 million to $1,635 million from $1,655 million (refer to T44). The decrease was primarily related to the International Banking retail portfolio driven by lower formations, partially offset by the unfavourable impact of foreign currency translation.

The allowance for credit losses on impaired loans in Canadian Banking decreased by $21 million to $415 million, due primarily to lower retail and commercial loan provisions (refer to T44). In International Banking, the allowance for credit losses on impaired loans increased by $14 million to $1,185 million, due primarily to the impact of foreign currency translation offset by lower formations in the retail portfolio. In Global Banking and Markets, the allowance for credit loss for impaired loans decreased by $11 million to $28 million, due primarily to lower formations partly offset by the impact of foreign currency translation. In Global Wealth Management, the allowance for credit loss for impaired loans decreased by $2 million to $7 million.

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Management’s Discussion and Analysis

T44  Impaired loans by business line

	2022			2021

As at October 31 ($ millions)	Gross impaired loans	Allowance for credit losses	Net impaired loans	Gross impaired loans	Allowance for credit losses	Net impaired loans
Canadian Banking
Retail	$603	$266	$337	$614	$300	$314
Commercial	314	149	165	327	136	191
	$917	$415	$502	$941	$436	$505
International Banking
Caribbean and Central America	$718	$185	$533	$744	$200	$544
Latin America
Mexico	1,020	294	726	758	269	489
Peru	761	352	409	694	347	347
Chile	740	202	538	512	180	332
Colombia	301	67	234	418	88	330
Other Latin America	155	85	70	144	87	57
Total Latin America	2,977	1,000	1,977	2,526	971	1,555
	$3,695	$1,185	$2,510	$3,270	$1,171	$2,099
Global Wealth Management	$18	$7	$11	$26	$9	$17
Global Banking and Markets
Canada	$128	$21	$107	$134	$7	$127
U.S.	–	–	–	24	4	20
Asia and Europe	28	7	21	61	28	33
	$156	$28	$128	$219	$39	$180
Totals	$4,786	$1,635	$3,151	$4,456	$1,655	$2,801

Impaired loan metrics

	Net impaired loans

As at October 31 ($ millions)	2022	2021
Net impaired loans as a % of loans and acceptances(1)	0.41%	0.42%
Allowance against impaired loans as a % of gross impaired loans(1)	34%	37%

(1)	Refer to Glossary on page 133 for the description of the measure.

Impaired loans

Gross impaired loans increased to $4,786 million as at October 31, 2022, from $4,456 million last year (refer to T69). The increase was due primarily to the impact of foreign currency translation and higher commercial formations in International Banking partly offset by lower formations in International Banking retail portfolio.

Impaired loans in Canadian Banking decreased by $24 million, due primarily to lower formations in the retail and commercial portfolios. In International Banking, impaired loans increased by $425 million, due primarily to the impact of foreign currency translation and higher formations in commercial portfolio partly offset by lower formations in retail portfolio. Impaired loans in Global Banking and Markets decreased by $63 million, due primarily to lower formations, partly offset by the impact of foreign currency translation. Impaired loans in Global Wealth Management decreased by $8 million. The gross impaired loan ratio was 62 basis points as at October 31, 2022, a decrease of five basis points.

Net impaired loans, after deducting the allowance for credit losses, were $3,151 million as at October 31, 2022, an increase of $350 million from the prior year. Net impaired loans as a percentage of loans and acceptances were 0.41% as at October 31, 2022, a decrease of one basis point from 0.42% last year.

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Portfolio review

Canadian Banking

Gross impaired loans in the retail portfolio decreased by $11 million or 2% from last year, due primarily to lower formations. The allowance for credit losses on impaired loans in the retail portfolio was $266 million, down $34 million or 11% from last year due to lower formations.

In the commercial loan portfolio, gross impaired loans decreased by $13 million to $314 million due primarily to repayments. The allowance for credit losses on impaired loans was $149 million, up $13 million or 10% from last year, due to new formations.

International Banking

In the retail portfolio, gross impaired loans increased by $86 million to $1,623 million, due primarily to the impact of foreign currency translation partially offset by lower formations. The allowance for credit losses on impaired loans in the retail portfolio was $686 million, a decrease of $11 million or 2% from last year, due primarily to lower formations partly offset impact of foreign currency translation.

In the commercial portfolio, gross impaired loans were $2,072 million, an increase of $339 million from last year, due primarily to higher formations and the impact of foreign currency translation. The allowance for credit losses on impaired loans was $499 million, an increase of $25 million or 5% from last year, due primarily to the impact of foreign currency translation.

Global Wealth Management

Gross impaired loans in Global Wealth Management were $18 million, a decrease of $8 million from last year. The allowance for credit losses on impaired loans was $7 million, a decrease of $2 million from last year.

Global Banking and Markets

Gross impaired loans in Global Banking and Markets decreased by $63 million to $156 million, due primarily to lower formations and repayments, partly offset by the impact of foreign currency translation. The allowance for credit losses on impaired loans was $28 million, decreased by $11 million or 28% from last year, due primarily to lower formations partly offset by the impact of foreign currency translation.

Risk diversification

The Bank’s exposure to various countries and types of borrowers are well diversified (see T63 and T67). Chart C28 shows loans and acceptances by geography. Ontario represents the largest Canadian exposure at 36% of the total. Latin America was 18% of the total exposure and the U.S. was 9%.

Chart C29 shows loans and acceptances by type of borrower (see T67). Excluding loans to households, the largest industry exposures were financial services (5% including banks and non-banks), real estate and construction (8%), wholesale and retail (5%), and utilities (4%).

Risk mitigation

To mitigate exposures in its performing corporate portfolios, the Bank uses diversification by company, industry, and country, with loan sales and credit derivatives used sparingly. In 2022, loan sales totaled $309 million, compared to $124 million in 2021. The largest volume of loan sales in 2022 related to loans in the Energy industry. As at October 31, 2022, no credit derivatives were used to mitigate loan exposures in the portfolios (October 31, 2021 – nil). The Bank actively monitors industry and country concentrations. As is the case with all industry exposures, the Bank continues to closely follow developing trends and takes additional steps to mitigate risk as warranted.

Overview of loan portfolio

The Bank has a well-diversified portfolio by product, business and geography. Details of certain portfolios of current focus are highlighted below.

C28	Well diversified in Canada and internationally... loans and acceptances, October 2022

C29	... and in household and business lending loans and acceptances, October 2022

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Management’s Discussion and Analysis

Real estate secured lending

A large portion of the Bank’s lending portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower. As at October 31, 2022, these loans accounted for $463 billion or 60% of the Bank’s total loans and acceptances outstanding (October 31, 2021 – $424 billion or 64%). Of these, $371 billion or 80% are real estate secured loans (October 31, 2021 – $340 billion or 80%). The tables below provide more details by portfolios.

Insured and uninsured residential mortgages and home equity lines of credit

The following table presents amounts of insured and uninsured residential mortgages and home equity lines of credit (HELOCs), by geographic area.

T45  Insured and uninsured residential mortgages and HELOCs, by geographic areas(1)

	2022
	Residential mortgages						Home equity lines of credit
As at October 31	Insured(2)		Uninsured		Total		Insured(2)		Uninsured		Total
($ millions)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Canada:(3)
Atlantic provinces	$5,263	1.7	$6,492	2.1	$11,755	3.8	$–	–	$1,054	4.8	$1,054	4.8
Quebec	8,372	2.8	12,015	4.0	20,387	6.8	–	–	1,093	4.9	1,093	4.9
Ontario	34,661	11.4	132,053	43.7	166,714	55.1	–	–	12,847	58.0	12,847	58.0
Manitoba & Saskatchewan	5,723	1.9	4,714	1.6	10,437	3.5	–	–	649	2.9	649	2.9
Alberta	17,495	5.8	15,456	5.1	32,951	10.9	–	–	2,399	10.8	2,399	10.8
British Columbia & Territories	12,000	4.0	48,242	15.9	60,242	19.9	–	–	4,136	18.6	4,136	18.6
Canada(4)(5)	$83,514	27.6%	$218,972	72.4%	$302,486	100%	$–	–%	$22,178	100%	$22,178	100%
International	–	–	46,793	100	46,793	100	–	–	–	–	–	–
Total	$83,514	23.9%	$265,765	76.1%	$349,279	100%	$–	–%	$22,178	100%	$22,178	100%
	2021
Canada(4)(5)	$86,386	30.8%	$193,783	69.2%	$280,169	100%	$–	–%	$20,464	100%	$20,464	100%
International	–	–	39,509	100	39,509	100	–	–	–	–	–	–
Total	$86,386	27.0%	$233,292	73.0%	$319,678	100%	$–	–%	$20,464	100%	$20,464	100%

(1)	The measures in this section have been disclosed in this document in accordance with OSFI Guideline – B20 - Residential Mortgage Underwriting Practices and Procedures (January 2018).
(2)

Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending is protected against potential shortfalls caused by borrower default. This insurance is provided by either government-backed entities or private mortgage insurers.

(3)	The province represents the location of the property in Canada.
(4)	Includes multi-residential dwellings (4+ units) of $3,782 (October 31, 2021 – $3,783) of which $2,524 are insured (October 31, 2021 – $2,793).
(5)	Variable rate mortgages account for 37% (October 31, 2021 – $28%) of the Bank’s total Canadian residential mortgage portfolio.

Amortization period ranges for residential mortgages

The following table presents the distribution of residential mortgages by remaining amortization periods, and by geographic areas.

T46  Distribution of residential mortgages by remaining amortization periods, and by geographic areas(1)

	2022
	Residential mortgages by remaining amortization periods
As at October 31	Less than 20 years	20-24 years	25-29 years	30-34 years	35 years and greater	Total residential mortgage
Canada	29.2%	40.5%	28.5%	1.6%	0.2%	100%
International	62.8%	16.9%	17.5%	2.8%	–%	100%
	2021
Canada	29.9%	38.5%	30.1%	1.3%	0.2%	100%
International	62.7%	17.4%	15.6%	4.3%	–%	100%

(1)	The measures in this section have been disclosed in this document in accordance with OSFI Guideline – B20—Residential Mortgage Underwriting Practices and Procedures (January 2018).

Loan to value ratios

The Canadian residential mortgage portfolio is 72% uninsured (October 31, 2021 – 69%). The average loan-to-value (LTV) ratio of the uninsured portfolio is 49% (October 31, 2021 – 49%).

The following table presents the weighted average LTV ratio for total newly originated uninsured residential mortgages and home equity lines of credit during the year, which include mortgages for purchases, refinances with a request for additional funds and transfers from other financial institutions, by geographic areas.

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T47  Loan to value ratios(1)

	Uninsured LTV ratios(2)
	For the year ended October 31, 2022
	Residential mortgages LTV%	Home equity lines of credit(3) LTV%
Canada:
Atlantic provinces	64.1%	63.8%
Quebec	64.4	69.4
Ontario	62.9	62.3
Manitoba & Saskatchewan	68.1	62.3
Alberta	67.7	71.0
British Columbia & Territories	63.1	61.5
Canada	63.4%	63.0%
International	72.7%	n/a

	For the year ended October 31, 2021
Canada	65.0%	64.4%
International	73.3%	n/a

(1)	The measures in this section have been disclosed in this document in accordance with OSFI Guideline – B20 - Residential Mortgage Underwriting Practices and Procedures (January 2018).
(2)	The province represents the location of the property in Canada.
(3)

Includes all HELOCs. For Scotia Total Equity Plan HELOC’s, LTV is calculated based on the sum of residential mortgages and the authorized limit for related HELOCs, divided by the value of the related residential property, and presented on a weighted average basis for newly originated mortgages and HELOCs.

Potential impact on residential mortgages and real estate home equity lines of credit in the event of an economic downturn

As part of its stress testing program, the Bank analyzes the impact of various combinations of home price declines and unemployment increases on the Bank’s residential mortgage portfolios. Those results continue to show that credit losses and impacts on capital ratios are within a level the Bank considers manageable. In addition, the Bank has undertaken extensive all-Bank scenario analyses to assess the impact to the enterprise of different scenarios and is confident that it has the financial resources to withstand even a very negative outlook.

Loans to Canadian condominium developers

The Bank had loans outstanding to Canadian condominium developers of $2,134 million as at October 31, 2022 (October 31, 2021 – $1,775 million). This is a high quality portfolio with well-known developers who have long-term relationships with the Bank.

Regional non-retail exposures

The Bank’s exposures outside Canada and the US are diversified by region and product and are sized appropriately relative to the credit worthiness of the counterparties (65% of the exposures are to investment grade counterparties based on a combination of internal and external ratings). The Bank’s exposures are carried at amortized cost or fair value using observable inputs, with negligible amounts valued using models with unobservable inputs (Level 3). There were no significant events during the year that materially impacted the Bank’s exposures.

The Bank has no direct exposure to Russia or Ukraine. While some customers may be negatively impacted by the conflict in the region and by trade restrictions as a result of sanctions, the impact to the Bank, to date, is immaterial and appropriately mitigated.

The Bank’s exposure to sovereigns was $60.5 billion as at October 31, 2022 (October 31, 2021 – $59.9 billion), $16.3 billion to banks (October 31, 2021 – $13.4 billion) and $128.2 billion to corporates (October 31, 2021 – $111.3 billion).

In addition to exposures detailed in the table below, the Bank had indirect exposures consisting of securities exposures to non-European entities whose parent company is domiciled in Europe of $0.4 billion as at October 31, 2022 (October 31, 2021 – $0.2 billion).

The Bank’s regional credit exposures are distributed as follows:

T48  Bank’s regional credit exposures distribution

As at October 31	2022							2021

($ millions)	Loans and loan equivalents(1)	Deposits with financial institutions	Securities(2)	SFT and derivatives(3)	Funded Total	Undrawn Commitments(4)	Total	Total
Latin America(5)	$90,013	$8,982	$20,467	$2,854	$122,316	$8,542	$130,858	$114,711
Caribbean and Central America	12,667	3,469	4,387	14	20,537	3,649	24,186	21,746
Europe, excluding U.K.	7,912	1,704	3,199	2,583	15,398	8,900	24,298	22,361
U.K.	8,019	5,097	808	2,871	16,795	7,575	24,370	24,046
Asia	12,875	1,186	13,225	1,353	28,639	8,571	37,210	37,290
Other(6)	618	–	344	249	1,211	288	1,499	1,766
Total	$132,104	$20,438	$42,430	$9,924	$204,896	$37,525	$242,421	$221,920

(1)

Individual allowances for credit losses are $508. Letters of credit and guarantees are included as funded exposure as they have been issued. Included in loans and loans equivalent are letters of credit and guarantees which total $15,462 as at October 31, 2022 (October 31, 2021 – $12,755).

(2)	Exposures for securities are calculated taking into account derivative positions where the security is the underlying reference asset and short trading positions, with net short positions in brackets.
(3)

SFT comprise of securities purchased under resale agreements, obligations related to securities sold under repurchase agreements and securities lending and borrowing transactions. Gross and net funded exposures represent all net positive positions after taking into account collateral. Collateral held against derivatives was $4,477 and collateral held against SFT was $124,900.

(4)

Undrawn commitments represent an estimate of the contractual amount that may be drawn upon by the obligor and include commitments to issue letters of credit on behalf of other banks in a syndicated bank lending arrangement.

(5)	Includes countries in the Pacific Alliance plus Brazil, Uruguay, Venezuela, Ecuador and Argentina.
(6)	Includes Middle East and Africa.

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Management’s Discussion and Analysis

Market Risk

Market risk is the risk of loss from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations between them, and their levels of volatility. Market risk includes trading risk, investment risk, structural interest rate risk and structural foreign exchange risk. Below is an index of market risk disclosures:

Market risk factors

Interest rate risk

The risk of loss due to changes in the level and/or the volatility of interest rates. This risk affects instruments such as, but not limited to, debt securities, loans, mortgages, deposits and derivatives.

Interest rate risks are managed through sensitivity analysis (including economic value of equity and net interest income), stress testing, and VaR limits and mitigated through portfolio diversification and hedges using interest rate derivatives and debt securities.

Credit spread risk

The risk of loss due to changes in the market price and volatility of credit, or the creditworthiness of issuers. This risk is mainly concentrated in loan and debt securities portfolios. Risk is managed through sensitivity, jump-to-default, stress testing and VaR limits and mitigated through hedges using credit derivatives.

Foreign currency risk

The risk of loss resulting from changes in currency exchange rates and exchange rate volatility. Foreign currency denominated debt and other securities as well as future cash flows in foreign currencies are exposed to this type of risk. Risk is managed through maximum net trading position, sensitivity, stress testing and VaR limits and mitigated through hedges using foreign exchange positions and derivatives.

Equity risk

The risk of loss due to changes in prices, volatility or any other equity related risk factor of individual equity or equity linked securities. This risk affects instruments such as, but not limited to, equities, exchange traded funds, mutual funds, derivatives and other equity linked products. Risk is managed through sensitivity, stress testing and VaR limits and mitigated through hedges using physical equity and derivatives instruments.

Commodity risk

The risk of loss due to changes in prices or volatility of precious metal, base metal, energy and agriculture products. Both physical commodity and derivatives positions are exposed to this risk. Risk is managed through aggregate and net trading position, sensitivity, stress testing and VaR limits and mitigated through hedges using physical commodity and derivative positions.

The following maps risk factors to trading and non-trading activities:

Non-trading Funding	Investments	Trading

Interest rate risk Foreign currency risk	Interest rate risk Credit spread risk Foreign currency risk Equity risk	Interest rate risk Credit spread risk Foreign currency risk Equity risk Commodity risk

Market risk governance

Overview

The Board of Directors reviews and approves market risk policies and limits annually. The Bank’s Asset-Liability Committee (ALCO) and Market Risk Management and Policy Committee (MRMPC) oversee the application of the framework set by the Board, and monitor the Bank’s market risk exposures and the activities that give rise to these exposures. The MRMPC establishes specific operating policies and sets limits at the product, portfolio, business unit and business line levels, and for the Bank in total. Limits are reviewed at least annually.

Global Risk Management provides independent oversight of all significant market risks, supporting the MRMPC and ALCO with analysis, risk measurement, monitoring, reporting, proposals for standards and support for new product development. To ensure compliance with policies and limits, market risk exposures are independently monitored on a continuing basis, either by Global Risk Management, the back offices, or Finance. They provide senior management, business units, the ALCO, and the MRMPC with a series of daily, weekly and monthly reports of market risk exposures by business line and risk type.

The Bank uses a variety of metrics and models to measure and control market risk exposures. These measurements are selected based on an assessment of the nature of risks in a particular activity. The principal measurement techniques are Value at Risk (VaR), Incremental Risk Charge, stress testing, and sensitivity analysis. The use and attributes of each of these techniques are noted in the Risk Measurement Summary.

Risk measurement summary

Value at risk (VaR)

VaR is a statistical method of measuring potential loss due to market risk based upon a common confidence interval and time horizon. The Bank calculates VaR daily using a 99% confidence level, and a one-day holding period for its trading portfolios. This means that once in every 100 days, the trading positions are expected to lose more than the VaR estimate. VaR has two components: general market risk and debt specific risk. The Bank calculates general market risk VaR using historical simulation based on 300 days of market data. Obligor specific risk on debt instruments

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and credit derivatives not captured in general market risk VaR is calculated through the debt specific risk VaR, which uses historical resampling. In addition, the Bank calculates a Stressed VaR measure which follows the same basic methodology as VaR but is calibrated to a one year stressed period. The stressed period is determined based on analysis of the trading book’s risk profile against historical market data. Stressed VaR complements VaR in that it evaluates the impact of market volatility that is outside the VaR’s historical set.

All material risk factors are captured in VaR. Where historical data is not available, proxies are used to establish the relevant volatility for VaR and Stressed VaR until sufficient data is available. Changes in VaR between reporting periods are generally due to changes in positions, volatilities and/or correlations between asset classes. VaR is also used to evaluate risks arising in certain funding and investment portfolios. Backtesting is also an important and necessary part of the VaR process. The Bank backtests the actual trading profit and loss against the VaR result to validate the quality and accuracy of the Bank’s VaR model. The Board reviews VaR results quarterly.

Incremental Risk Charge (IRC)

Basel market risk capital requirements includes IRC which captures the following:

Default risk: This is the potential for direct losses due to an obligor’s (bond issuer or counterparty) default.

Credit migration risk: This is the potential for direct losses due to a credit rating downgrade or upgrade.

A Monte Carlo model is used to perform default and migration simulations for the obligors underlying credit derivative and bond portfolios. IRC is calculated at the 99.9th percentile with a one year liquidity horizon. The Board reviews IRC results quarterly.

Stress testing

A limitation of VaR and Stressed VaR is that they only reflect the recent history of market volatility and a specific one year stressed period, respectively. To complement these measures, stress testing examines the impact that abnormally large changes in market factors and periods of prolonged inactivity might have on trading portfolios. Stress testing scenarios are designed to include large shifts in risk factors as well as historical and theoretical multi risk market events. Historical scenarios capture severe movements over periods that are significantly longer than the one-day holding period captured in VaR, such as the 2008 Credit Crisis or the 1998 Russian Financial Crisis. Similar to Stressed VaR, stress testing provides management with information on potential losses due to tail events. In addition, the results from the stress testing program are used to verify that the Bank’s market risk capital is sufficient to absorb these potential losses.

The Bank subjects its trading portfolios to a series of daily, weekly and monthly stress tests. The Bank also evaluates risk in its investment portfolios monthly, using stress tests based on risk factor sensitivities and specific market events. The stress testing program is an essential component of the Bank’s comprehensive risk management framework which complements the VaR methodology and other risk measures and controls employed by the Bank.

Sensitivity analysis

In trading portfolios, sensitivity analysis is used to measure the effect of changes in risk factors, including prices and volatility, on financial products and portfolios. These measures apply across product types and geographies and are used for limit monitoring and management reporting.

In non-trading portfolios, sensitivity analysis assesses the effect of changes in interest rates on current earnings and on the economic value of equity. It is applied globally to each of the major currencies within the Bank’s operations. The Bank’s sensitivity analysis for limit and disclosure purposes is measured through positive and negative parallel shifts in the underlying interest rate curves. These calculations are based on models that consider a number of inputs and are on a constant balance sheet and make no assumptions for management actions that may mitigate the risks. The Bank also performs sensitivity analysis using various non-parallel interest rate curve shifts, for example: curve steepeners, curve flatteners and curve twists.

Validation of market risk models

Prior to the implementation of new market risk models, rigorous validation and testing is conducted. Validation is conducted when the model is initially developed and when any significant changes are made to the model. The models are also subject to ongoing validation, the frequency of which is determined by model risk ratings. Models may also be triggered for earlier revalidation when there have been significant structural changes in the market or changes to the composition of the portfolio. Model validation includes backtesting, and additional analysis such as:

•	Theoretical review or tests to demonstrate whether assumptions made within the internal model are appropriate; and
•	Impact tests including stress testing that would occur under historical and hypothetical market conditions.

The validation process is governed by the Bank’s Model Risk Management Policy.

Non-trading market risk

Funding and investment activities

Market risk arising from the Bank’s funding and investment activities is identified, managed and controlled through the Bank’s asset-liability management processes. The Asset-Liability Committee meets monthly to review risks and opportunities, and evaluate performance including the effectiveness of hedging strategies.

Interest rate risk

Interest rate risk arising from the Bank’s lending, funding and investment activities is managed in accordance with Board-approved policies and global limits, which are designed to control the risk to net interest income and economic value of equity. The net interest income (NII) sensitivity measures the effect of a specified change in interest rates on the Bank’s annual net interest income over the next twelve months, while the economic value of equity (EVE) sensitivity measures the impact of a specified change in interest rates on the present value of the Bank’s net assets. Limits for both measurements are set according to the documented risk appetite of the Bank. Board-level limit utilization is reported to both the Asset-Liability Committee and the Board on a regular basis. Any limit exceptions are reported according to the Limit Monitoring and Compliance Policy of the Bank.

The net interest income and the economic value of equity result from the differences between yields earned on the Bank’s non-trading assets and interest expense paid on its liabilities. Net interest income and economic value of equity sensitivities measure the risk to the Bank’s earnings and capital arising from adverse movements in interest rates that affect the Bank’s banking book position. The Bank’s banking book position reflects the mismatch of the maturity and re-pricing characteristics between the assets and liabilities and optional elements embedded in the Bank’s

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Management’s Discussion and Analysis

structural balance sheet (e.g. mortgage prepayment). The mismatch and embedded optional elements are inherent in the non-trading operations of the Bank and exposes it to changes of interest rates. The Asset-Liability Committee provides strategic direction for the management of structural interest rate risk within the risk appetite framework authorized by the Board of Directors. The asset/liability management strategy is executed by Group Treasury with the objective of protecting and enhancing net interest income within established risk tolerances.

Simulation modeling, sensitivity analysis, stress testing and VaR are used to assess exposures and for limit monitoring of the Bank’s interest rate risk in the banking book. The Bank’s interest rate risk exposure is estimated by simulating the banking book position under a range of rate shocks. The simulations incorporate maturities, renewal, and repricing characteristics of the banking book along with prepayment and redemption behaviour of loans and cashable investment products. Calculations are generally based on the earlier of contractual re-pricing or maturity of on-balance sheet and off-balance sheet assets and liabilities, although certain assets and liabilities such as credit cards and deposits without a fixed maturity are assigned a maturity profile based on the longevity of the exposure. Expected prepayments from loans and cashable investment products are also incorporated into the exposure calculations.

Table T49 shows the pro-forma pre-tax impact on the Bank’s net interest income over the next twelve months and economic value of equity of an immediate and sustained 100 basis points increase and decrease in interest rate across major currencies as defined by the Bank. The interest rate sensitivities tabulated are based on models that consider a number of inputs and are on a constant balance sheet. There are no assumptions made for management actions that may mitigate risk. Based on the Bank’s interest rate positions at year-end 2022, an immediate and sustained 100 basis point increase in interest rates across all major currencies and maturities would decrease pre-tax net interest income by approximately $340 million over the next 12 months, assuming no further management actions. During fiscal 2022, this measure ranged between increase of $245 million and decrease of $340 million.

This same increase in interest rates would result in an pre-tax decrease in the present value of the Bank’s net assets of approximately $2,021 million. During fiscal 2022, this measure ranged between $1,041 million and $2,021 million. The directional sensitivity of these two key metrics is largely determined by the difference in time horizons (net interest income captures the impact over the next twelve months only, whereas economic value considers the potential impact of interest rate changes on the present value of all future cash flows). The net interest income and economic value results are compared to the authorized Board limits. Both interest rate sensitivities remained within the Bank’s approved consolidated limits in the reporting period.

T49  Structural interest sensitivity

	2022			2021(1)

As at October 31 ($ millions)	Economic Value of Equity	Net Interest Income		Economic Value of Equity	Net Interest Income
Pre-tax impact of
100bp increase in rates			100bp increase in rates
Non-trading risk	$(2,021)	$(340)	Non-trading risk	$(1,173)	$212
100bp decrease in rates			25bp decrease in rates
Non-trading risk	$1,659	$326	Non-trading risk	$209	$(64)

(1)	Prior period amounts have been restated to conform with current period presentation.

Foreign currency risk

Foreign currency risk in the Bank’s unhedged funding and investment activities arises primarily from the Bank’s net investments in foreign operations as well as foreign currency earnings in its domestic and remitting foreign branch operations.

The Bank’s foreign currency exposure to its net investments in foreign operations is controlled by a Board-approved limit. This limit considers factors such as potential volatility to shareholders’ equity as well as the potential impact on capital ratios from foreign exchange fluctuations. On a monthly basis, the Asset-Liability Committee reviews the Bank’s foreign currency net investment exposures and determines the appropriate hedging strategies. These may include funding the investments in the same currency or using other financial instruments, including derivatives.

Foreign currency translation gains and losses from net investments in foreign operations, net of related hedging activities and tax effects, are recorded in accumulated other comprehensive income within shareholders’ equity. However, the Bank’s regulatory capital ratios are not materially affected by these foreign exchange fluctuations because the risk-weighted assets of the foreign operations tend to move in a similar direction.

The Bank is also subject to foreign currency translation risk on the earnings of its domestic and remitting foreign branch operations. The Bank forecasts foreign currency revenues and expenses, over a number of future fiscal quarters. The Asset-Liability Committee also assesses economic data trends and forecasts to determine if some or all of the estimated future foreign currency revenues and expenses should be hedged. Hedging instruments normally include foreign currency spot and forward contracts, as well as foreign currency options and swaps. Certain of these economic hedges may not qualify for hedge accounting resulting in a potential for a mismatch in the timing of the recognition of economic hedge gains/losses and the underlying foreign earnings translation gains/losses. In accordance with IFRS, foreign currency translation gains and losses relating to monetary and non-monetary items are recorded directly in earnings.

As at October 31, 2022, a one percent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $55 million (October 31, 2021 – $43 million) in the absence of hedging activity, due primarily from exposure to US dollars.

Investment portfolio risks

The Bank holds investment portfolios to meet liquidity and statutory reserve requirements and for investment purposes. These portfolios expose the Bank to interest rate, foreign currency, credit spread and equity risks. Debt investments primarily consist of government, agency, and corporate bonds. Equity investments include common and preferred shares, as well as a diversified portfolio of third-party managed funds. The majority of these securities are valued using prices obtained from external sources. These portfolios are controlled by a Board-approved policy and limits.

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Management’s Discussion and Analysis    |    Risk Management

Trading market risk

The Bank’s policies, processes and controls for trading activities are designed to achieve a balance between pursuing profitable trading opportunities and managing earnings volatility within a framework of sound and prudent practices. Trading activities are primarily customer focused.

Market risk arising from the Bank’s trading activities is managed in accordance with Board-approved policies, and aggregate VaR and stress testing limits. The quality of the Bank’s VaR is validated by regular backtesting analysis, in which the VaR is compared to both theoretical profit and loss results based on fixed end of day positions and actual reported profit and loss. A VaR at the 99% confidence interval is an indication of a 1% probability that losses will exceed the VaR if positions remain unchanged during the next business day. Trading positions are however managed dynamically and, as a result, actual profit/loss backtesting exceptions are not uncommon.

In fiscal 2022, the total one-day VaR for trading activities averaged $13.5 million, compared to $14.1 million in 2021, as the Bank took defensive positions against market volatilities driven by geopolitical tensions, high inflations and interest rate hikes.

T50  Market risk measures

	2022				2021

($ millions)	Year end	Avg	High	Low	Year end	Avg	High	Low
Credit Spread plus Interest Rate	$9.3	$12.0	$19.0	$7.2	$10.3	$11.9	$23.2	$4.5
Credit Spread	7.7	5.3	9.6	2.0	2.0	5.4	12.7	0.5
Interest Rate	8.4	11.4	19.6	5.7	11.5	12.2	22.0	4.6
Equities	3.4	4.0	6.8	1.7	6.7	5.9	20.8	2.2
Foreign Exchange	1.5	2.1	5.3	0.8	2.0	2.7	5.7	1.4
Commodities	5.2	3.1	5.8	1.0	1.3	3.9	8.7	1.0
Debt Specific	4.6	2.3	4.6	1.6	1.5	2.8	5.1	1.5
Diversification Effect	(10.6)	(10.0)	n/a	n/a	(8.6)	(13.1)	n/a	n/a
All-Bank VaR	$13.4	$13.5	$20.4	$7.8	$13.2	$14.1	$32.8	$7.9
All-Bank Stressed VaR	$27.4	$30.9	$58.4	$16.8	$36.1	$36.2	$50.5	$22.0
Incremental Risk Charge	$285.4	$233.8	$373.5	$148.6	$159.5	$152.8	$295.0	$112.8

The Bank also calculates a Stressed VaR which uses the same basic methodology as the VaR. However, Stressed VaR is calculated using market volatility from a one-year time period identified as stressful, given the risk profile of the trading portfolio. Throughout 2022, the Stressed VaR was calculated using the 2008/2009 credit crisis period, surrounding the collapse of Lehman Brothers. In fiscal 2022, the average total one-day Stressed VaR for trading activities decreased to $30.9 million from $36.2 million in 2021, also because bank took defensive positions against economic uncertainties.

In fiscal 2022, the average IRC increased to $233.8 million from $152.8 million in 2021. The IRC utilization, which measures fixed income default and rating migration risk, went higher due to widening credit spreads.

Description of trading revenue components and graphical comparison of VaR to daily P&L

Chart C30 shows the distribution of daily trading revenue for fiscal 2022 and Chart C31 compares that distribution to daily VaR results. Trading revenue includes changes in portfolio value as well as the impact of new trades, commissions, fees and reserves. Some components of revenue which are calculated less frequently are pro-rated. Trading revenue averaged $12.3 million per day, in line with the 2021 level. Revenue was positive on 97.6% of trading days during the year, which was worse than the level in 2021 due to higher market volatilities. During the year, the largest single day trading loss was $5.3 million which occurred on July 11, 2022, and was smaller than the total VaR of $13.5 million on the same day.

C30	Trading revenue distribution Year ended October 31, 2022

C31	Daily trading revenue vs. VaR $ millions, November 1, 2021 to October 31, 2022

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Management’s Discussion and Analysis

Market risk linkage to Consolidated Statement of Financial Position

Trading assets and liabilities are marked to market daily and included in trading risk measures such as VaR. Derivatives captured under trading risk measures are related to the activities of Global Banking and Markets, whiles derivatives captured under non-trading risk measures comprise those used in asset/liability management and designated in a hedge relationship. A comparison of Consolidated Statement of Financial Position items which are covered under the trading and non-trading risk measures is provided in the table below.

T51  Market risk linkage to Consolidated Statement of Financial Position of the Bank

	Market Risk Measure
As at October 31, 2022 ($ millions)	Consolidated Statement of Financial Position	Trading Risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$543	$543	$–	$–	n/a
Trading assets	113,154	113,117	37	–	Interest rate, FX
Derivative financial instruments	55,699	43,436	12,263	–	Interest rate, FX, equity
Investment securities	110,008	–	110,008	–	Interest rate, FX, equity
Loans	744,987	–	744,987	–	Interest rate, FX
Assets not subject to market risk(1)	325,027	–	–	325,027	n/a
Total assets	$1,349,418	$157,096	$867,295	$325,027

Deposits	$916,181	$–	$869,219	$46,962	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	22,421	–	22,421	–	Interest rate, equity
Obligations related to securities sold short	40,449	40,449	–	–	n/a
Derivative financial instruments	65,900	40,685	25,215	–	Interest rate, FX, equity
Trading liabilities(2)	372	372	–	–	n/a
Retirement and other benefit liabilities	1,557	–	1,557	–	Interest rate, credit spread, equity
Liabilities not subject to market risk(3)	227,789	–	–	227,789	n/a
Total liabilities	$1,274,669	$81,506	$918,412	$274,751

(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

	Market Risk Measure
As at October 31, 2021 ($ millions)	Consolidated Statement of Financial Position	Trading Risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$755	$755	$–	$–	n/a
Trading assets	146,312	146,238	74	–	Interest rate, FX
Derivative financial instruments	42,302	35,379	6,923	–	Interest rate, FX, equity
Investment securities	75,199	–	75,199	–	Interest rate, FX, equity
Loans	636,986	–	636,986	–	Interest rate, FX
Assets not subject to market risk(1)	283,290	–	–	283,290	n/a
Total assets	$1,184,844	$182,372	$719,182	$283,290

Deposits	$797,259	$–	$751,862	$45,397	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	22,493	–	22,493	–	Interest rate, equity
Obligations related to securities sold short	40,954	40,954	–	–	n/a
Derivative financial instruments	42,203	35,702	6,501	–	Interest rate, FX, equity
Trading liabilities(2)	417	417	–	–	n/a
Retirement and other benefit liabilities	1,820	–	1,820	–	Interest rate, credit spread, equity
Liabilities not subject to market risk(3)	206,806	–	–	206,806	n/a
Total liabilities	$1,111,952	$77,073	$782,676	$252,203

(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

Derivative instruments and structured transactions

Derivatives

The Bank uses derivatives to meet customer needs, generate revenues from trading activities, manage market and credit risks arising from its lending, funding and investment activities, and to lower its cost of capital. The Bank uses several types of derivative products, including interest rate swaps, futures and options, to hedge interest rate risk exposure. Forward contracts, swaps and options are used to manage foreign currency risk exposures. Credit exposures in its lending and investment books may be managed using credit default swaps. As a dealer, the Bank markets a range of derivatives to its customers, including interest rate, foreign exchange, equity, commodity and credit derivatives.

Market risk arising from derivatives transactions is subject to the control, reporting and analytical techniques noted above. Additional controls and analytical techniques are applied to address certain market-related risks that are unique to derivative products.

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Structured transactions

Structured transactions are specialized transactions that may involve combinations of cash, other financial assets and derivatives designed to meet the specific risk management or financial requirements of customers. These transactions are carefully evaluated by the Bank to identify and address the credit, market, legal, tax, reputational and other risks, and are subject to a cross-functional review and sign-off by Trading Management, Global Risk Management, Taxation, Finance and Legal departments. Large structured transactions are also subject to review by senior risk management committees and evaluated in accordance with the procedures described below in Reputational Risk.

The market risk in these transactions is usually minimal, and returns are earned by providing structuring expertise and by taking credit risk. Once executed, structured transactions are subject to the same ongoing credit reviews and market risk analysis as other types of derivatives transactions. This review and analysis includes careful monitoring of the quality of the reference assets, and ongoing valuation of the derivatives and reference assets.

Liquidity Risk

Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. Financial obligations include liabilities to depositors, payments due under derivative contracts, settlement of securities borrowing and repurchase transactions, and lending and investment commitments.

Effective liquidity risk management is essential to maintain the confidence of depositors and counterparties, manage the Bank’s cost of funds and to support core business activities, even under adverse circumstances.

Liquidity risk is managed within the framework of policies and limits that are approved by the Board of Directors. The Board receives reports on risk exposures and performance against approved limits. The Asset-Liability Committee (ALCO) provides senior management oversight of liquidity risk.

The key elements of the liquidity risk framework are:

•

Measurement and modeling – the Bank’s liquidity model measures and forecasts cash inflows and outflows, including off-balance sheet cash flows on a daily basis. Risk is managed by a set of key limits over the maximum net cash outflow by currency over specified short-term horizons (cash gaps), a minimum level of core liquidity, and liquidity stress tests.

•	Reporting – Global Risk Management provides independent oversight of all significant liquidity risks, supporting the ALCO with analysis, risk measurement, stress testing, monitoring and reporting.

•

Stress testing – the Bank performs liquidity stress testing on a regular basis, to evaluate the effect of both industry-wide and Bank-specific disruptions on the Bank’s liquidity position. Liquidity stress testing has many purposes including:

–	Helping the Bank understand the potential behavior of various on-balance sheet and off-balance sheet positions in circumstances of stress; and

–	Based on this knowledge, facilitating the development of risk mitigation and contingency plans.

The Bank’s liquidity stress tests consider the effect of changes in funding assumptions, depositor behavior and the market value of liquid assets. The Bank performs industry standard stress tests, the results of which are reviewed at senior levels of the organization and are considered in making liquidity management decisions.

•

Contingency planning – the Bank maintains a liquidity contingency plan that specifies an approach for analyzing and responding to actual and potential liquidity events. The plan outlines an appropriate governance structure for the management and monitoring of liquidity events, processes for effective internal and external communication, and identifies potential counter measures to be considered at various stages of an event. A contingency plan is maintained both at the parent-level as well as for major subsidiaries.

•	Funding diversification – the Bank actively manages the diversification of its deposit liabilities by source, type of depositor, instrument, term and geography.

•

Core liquidity – the Bank maintains a pool of highly liquid, unencumbered assets that can be readily sold or pledged to secure borrowings under stressed market conditions or due to Bank-specific events. The Bank also maintains liquid assets to support its intra-day settlement obligations in payment, depository and clearing systems.

Liquid assets

Liquid assets are a key component of liquidity management and the Bank holds these types of assets in sufficient quantity to meet potential needs for liquidity management.

Liquid assets can be used to generate cash either through sale, repurchase transactions or other transactions where these assets can be used as collateral to generate cash, or by allowing the asset to mature. Liquid assets include deposits at central banks, deposits with financial institutions, call and other short-term loans, marketable securities, precious metals and securities received as collateral from securities financing and derivative transactions. Liquid assets do not include borrowing capacity from central bank facilities.

Marketable securities are securities traded in active markets, which can be converted to cash within a timeframe that is in accordance with the Bank’s liquidity management framework. Assets are assessed considering a number of factors, including the expected time it would take to convert them to cash.

Marketable securities included in liquid assets are comprised of securities specifically held as a liquidity buffer or for asset liability management purposes; trading securities, which are primarily held by Global Banking and Markets; and collateral received for securities financing and derivative transactions.

The Bank maintains large holdings of unencumbered liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank’s obligations. As at October 31, 2022 unencumbered liquid assets were $260 billion (October 31, 2021 – $246 billion). Securities including NHA mortgage-backed securities, comprised 77% of liquid assets (October 31, 2021 – 67%). Other unencumbered liquid assets, comprising cash and deposits with central banks, deposits with financial institutions, precious metals and call and short loans, were 23% (October 31, 2021 – 33%). The increase in total unencumbered liquid assets was mainly attributable to an increase in foreign and Canadian government obligations, partially offset by a decrease in cash and deposits with central banks, other liquid securities and NHA mortgage-backed securities.

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Management’s Discussion and Analysis

The carrying values outlined in the liquid asset table are consistent with the carrying values in the Bank’s Consolidated Statement of Financial Position as at October 31, 2022. The liquidity value of the portfolio will vary under different stress events as different assumptions are used for the stress scenarios.

The Bank’s liquid asset pool is summarized in the following table:

T52  Liquid asset pool

				Encumbered liquid assets		Unencumbered liquid assets

As at October 31, 2022 ($ millions)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Pledged as collateral	Other(1)	Available as collateral	Other
Cash and deposits with central banks	$56,720	$–	$56,720	$–	$5,254	$51,466	$–
Deposits with financial institutions	9,175	–	9,175	–	400	8,775	–
Precious metals	543	–	543	–	–	543	–
Securities:
Canadian government obligations	51,114	29,484	80,598	40,290	–	40,308	–
Foreign government obligations	98,673	108,134	206,807	104,052	–	102,755	–
Other securities	60,783	90,675	151,458	115,995	–	35,463	–
Loans:
NHA mortgage-backed securities	29,409	–	29,409	8,571	–	20,838	–
Call and short loans	–	–	–	–	–	–	–
Total	$306,417	$228,293	$534,710	$268,908	$5,654	$260,148	$–

				Encumbered liquid assets		Unencumbered liquid assets

As at October 31, 2021 ($ millions)	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Pledged as collateral	Other(1)	Available as collateral	Other
Cash and deposits with central banks	$77,695	$–	$77,695	$–	$5,858	$71,837	$–
Deposits with financial institutions	8,628	–	8,628	–	197	8,431	–
Precious metals	755	–	755	–	–	755	–
Securities:
Canadian government obligations	47,772	20,311	68,083	30,490	–	37,593	–
Foreign government obligations	62,288	81,296	143,584	77,571	–	66,013	–
Other securities	98,476	69,368	167,844	128,979	–	38,865	–
Loans:
NHA mortgage-backed securities	30,153	–	30,153	8,114	–	22,039	–
Call and short loans	20	–	20	–	–	20	–
Total	$325,787	$170,975	$496,762	$245,154	$6,055	$245,553	$–

(1)	Assets which are restricted from being used to secure funding for legal or other reasons.

A summary of total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries, is presented below:

T53  Total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries

As at October 31 ($ millions)	2022	2021
The Bank of Nova Scotia (Parent)	$184,848	$185,903
Bank domestic subsidiaries	26,912	18,267
Bank foreign subsidiaries	48,388	41,383
Total	$260,148	$245,553

The Bank’s liquidity pool is held across major currencies, mostly comprised of Canadian and U.S. dollar holdings. As shown above, the vast majority (81%) of liquid assets are held by the Bank’s corporate office, branches of the Bank, and Canadian subsidiaries of the Bank. To the extent a liquidity reserve held in a foreign subsidiary of the Bank is required for regulatory purposes, it is assumed to be unavailable to the rest of the Group. Other liquid assets held by a foreign subsidiary are assumed to be available only in limited circumstances. The Bank monitors and ensures compliance in relation to minimum levels of liquidity required and assets held within each entity, and/or jurisdiction.

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Encumbered assets

In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities are also pledged under repurchase agreements. A summary of encumbered and unencumbered assets is presented below:

T54  Asset encumbrance

				Encumbered assets		Unencumbered assets

As at October 31, 2022 ($ millions)	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Pledged as collateral	Other(1)	Available as collateral(2)	Other(3)
Cash and deposits with central banks	$56,720	$–	$56,720	$–	$5,254	$51,466	$–
Deposits with financial institutions	9,175	–	9,175	–	400	8,775	–
Precious metals	543	–	543	–	–	543	–
Liquid securities:
Canadian government obligations	51,114	29,484	80,598	40,290	–	40,308	–
Foreign government obligations	98,673	108,134	206,807	104,052	–	102,755	–
Other liquid securities	60,783	90,675	151,458	115,995	–	35,463	–
Other securities	2,985	11,376	14,361	3,611	–	–	10,750
Loans classified as liquid assets:
NHA mortgage-backed securities	29,409	–	29,409	8,571	–	20,838	–
Call and short loans	–	–	–	–	–	–	–
Other loans	723,389	–	723,389	3,658	77,122	11,657	630,952
Other financial assets(4)	254,935	(160,410)	94,525	18,450	–	–	76,075
Non-financial assets	61,692	–	61,692	–	–	–	61,692
Total	$1,349,418	$79,259	$1,428,677	$294,627	$82,776	$271,805	$779,469

				Encumbered assets		Unencumbered assets

As at October 31, 2021 ($ millions)	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Pledged as collateral	Other(1)	Available as collateral(2)	Other(3)
Cash and deposits with central banks	$77,695	$–	$77,695	$–	$5,858	$71,837	$–
Deposits with financial institutions	8,628	–	8,628	–	197	8,431	–
Precious metals	755	–	755	–	–	755	–
Liquid securities:
Canadian government obligations	47,772	20,311	68,083	30,490	–	37,593	–
Foreign government obligations	62,288	81,296	143,584	77,571	–	66,013	–
Other liquid securities	98,476	69,368	167,844	128,979	–	38,865	–
Other securities	3,811	13,254	17,065	6,028	–	–	11,037
Loans classified as liquid assets:
NHA mortgage-backed securities	30,153	–	30,153	8,114	–	22,039	–
Call and short loans	20	–	20	–	–	20	–
Other loans	614,926	–	614,926	5,964	65,647	10,527	532,788
Other financial assets(4)	194,100	(111,892)	82,208	6,651	–	–	75,557
Non-financial assets	46,220	–	46,220	–	–	–	46,220
Total	$1,184,844	$72,337	$1,257,181	$263,797	$71,702	$256,080	$665,602

(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	Assets that are readily available in the normal course of business to secure funding or meet collateral needs including central bank borrowing immediately available.
(3)

Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but the Bank would not consider them to be readily available. These include loans, a portion of which may be used to access central bank facilities outside of the normal course or to raise secured funding through the Bank’s secured funding programs.

(4)	Securities received as collateral against other financial assets are included within liquid securities and other securities.

As of October 31, 2022 total encumbered assets of the Bank were $377 billion (October 31, 2021 – $335 billion). Of the remaining $1,051 billion (October 31, 2021 – $922 billion) of unencumbered assets, $272 billion (October 31, 2021 – $256 billion) are considered readily available in the normal course of business to secure funding or meet collateral needs as detailed above.

In some over-the-counter derivative contracts, the Bank would be required to post additional collateral or receive less collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet these obligations in the event of a downgrade of its ratings by one or more of the rating agencies. As at October 31, 2022 the potential adverse impact on derivatives collateral that would result from a one-notch or two-notch downgrade of the Bank’s rating below its lowest current rating was $55 million or $116 million, respectively.

Encumbered liquid assets are not considered to be available for liquidity management purposes. Liquid assets which are used to hedge derivative positions in trading books or for hedging purposes are considered to be available for liquidity management provided they meet the criteria discussed in liquid assets above.

Liquidity coverage ratio

The Liquidity Coverage Ratio measure (LCR) is based on a 30-day liquidity stress scenario, with assumptions defined in the OSFI Liquidity Adequacy Requirements (LAR) Guideline. The LCR is calculated as the ratio of high quality liquid assets (HQLA) to net cash outflows. The Bank is subject to a regulatory minimum LCR of 100%.

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Management’s Discussion and Analysis

OSFI’s LAR stipulates that banks must maintain an adequate level of unencumbered HQLA that can be converted into cash to meet liquidity needs over a 30 calendar day horizon under a pre-defined significantly severe liquidity stress scenario. The LCR-prescribed liquidity stress scenario includes assumptions for asset haircuts, deposit run-off, wholesale rollover rates, and outflow rates for commitments.

HQLA are grouped into three categories: Level 1, Level 2A and Level 2B, based on guidelines from the LAR. Level 1 HQLA receive no haircuts, and includes cash, deposits with central banks, central bank reserves available to the Bank in times of stress, and securities with a 0% risk weight. Level 2A and 2B include HQLA of lesser quality and attracts haircuts ranging from 15%-50%.

The total weighted values for net cash outflows for the next 30 days are derived by applying the assumptions specified in the LAR Guideline to specific items, including loans, deposits, maturing debt, derivative transactions and commitments to extend credit.

The following table presents the Bank’s average LCR for the quarter ended October 31, 2022 based on the average daily position in the quarter.

T55  Bank’s average LCR(1)

For the quarter ended October 31, 2022 ($ millions)(2)	Total unweighted value (Average)(3)	Total weighted value (Average)(4)
High-quality liquid assets
Total high-quality liquid assets (HQLA)	*	$213,156
Cash outflows
Retail deposits and deposits from small business customers, of which:	$234,910	$20,569
Stable deposits	90,834	2,920
Less stable deposits	144,076	17,649
Unsecured wholesale funding, of which:	301,906	134,715
Operational deposits (all counterparties) and deposits in networks of cooperative banks	112,185	27,022
Non-operational deposits (all counterparties)	160,764	78,736
Unsecured debt	28,957	28,957
Secured wholesale funding	*	43,228
Additional requirements, of which:	269,605	52,928
Outflows related to derivative exposures and other collateral requirements	44,401	23,028
Outflows related to loss of funding on debt products	5,286	5,286
Credit and liquidity facilities	219,918	24,614
Other contractual funding obligations	3,123	3,036
Other contingent funding obligations(5)	537,088	6,736
Total cash outflows	*	$261,212
Cash inflows
Secured lending (e.g. reverse repos)	$212,698	$43,966
Inflows from fully performing exposures	30,835	18,990
Other cash inflows	18,982	18,982
Total cash inflows	$262,515	$81,938

		Total adjusted value(6)
Total HQLA	*	$213,156
Total net cash outflows	*	$179,274
Liquidity coverage ratio (%)	*	119%

For the quarter ended October 31, 2021 ($ millions)		Total adjusted value(6)
Total HQLA	*	$197,528
Total net cash outflows	*	$158,799
Liquidity coverage ratio (%)	*	124%

*	Disclosure is not required under regulatory guideline.
(1)	This measure has been disclosed in this document in accordance with OSFI Guideline – Public Disclosure Requirements for Domestic Systemically Important Banks on Liquidity Coverage Ratio (April 2015).
(2)	Based on the average daily positions of the 62 business days in the quarter.
(3)	Unweighted values represent outstanding balances maturing or callable within the next 30 days.
(4)	Weighted values represent balances calculated after the application of HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI Liquidity Adequacy Requirements (LAR) guidelines.
(5)

Total unweighted value includes uncommitted credit and liquidity facilities, guarantees and letters of credit, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows.

(6)	Total adjusted value represents balances calculated after the application of both haircuts and inflow and outflow rates and any applicable caps.

HQLA is substantially comprised of Level 1 assets (as defined in the LAR guideline), such as cash, deposits with central banks available to the Bank in times of stress, and highly rated securities issued or guaranteed by governments, central banks and supranational entities.

The decrease in the Bank’s average LCR for the quarter ended October 31, 2022 versus the quarter ended October 31, 2021 was attributable to growth in loans and mortgages, partially offset by growth in deposits. The Bank monitors its significant currency exposures, Canadian and U.S. dollars, in accordance with its liquidity risk management framework and risk appetite.

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Net stable funding ratio

The Net Stable Funding Ratio (NSFR) requires institutions to maintain a stable funding profile in relation to the composition of their assets and off-balance sheet exposures. It is calculated as the ratio of available stable funding (ASF) to required stable funding (RSF), with assumptions defined in the OSFI LAR Guideline. The Bank is subject to a regulatory minimum NSFR of 100%.

ASF is defined as the portion of capital and liabilities expected to be reliable over the time horizons considered by the NSFR. RSF is a function of the liquidity characteristics and residual maturities of the various assets held by the bank as well as those of its off-balance sheet exposures.

The total weighted values for ASF and RSF included in the table that follows are derived by applying the assumptions specified in the LAR Guideline to balance sheet items, including capital instruments, wholesale funding, deposits, loans and mortgages, securities, derivatives and off-balance sheet items such as commitments to extend credit.

The following table presents the Bank’s NSFR as at October 31, 2022.

T56  Bank’s NSFR(1)

	Unweighted Value by Residual Maturity				Weighted value(3)
As at October 31, 2022 ($ millions)	No maturity(2)	< 6 months	6-12 months	≥ 1 year
Available Stable Funding (ASF) Item
Capital:	$84,216	$–	$–	$–	$84,216
Regulatory capital	84,216	–	–	–	84,216
Other capital instruments	–	–	–	–	–
Retail deposits and deposits from small business customers:	203,858	57,407	25,646	39,019	299,177
Stable deposits	83,478	15,792	8,562	9,029	111,469
Less stable deposits	120,380	41,615	17,084	29,990	187,708
Wholesale funding:	183,229	342,085	61,999	119,567	315,660
Operational deposits	99,835	5,547	–	–	52,691
Other wholesale funding	83,394	336,538	61,999	119,567	262,969
Liabilities with matching interdependent assets	–	2,511	3,605	18,008	–
Other liabilities:	62,535	93,562			21,029
NSFR derivative liabilities		12,288
All other liabilities and equity not included in the above categories	62,535	59,265	1,961	20,048	21,029
Total ASF					$720,082

Required Stable Funding (RSF) Item
Total NSFR high-quality liquid assets (HQLA)					$14,614
Deposits held at other financial institutions for operational purposes	$2,491	$–	$–	$–	$1,245
Performing loans and securities:	97,618	199,931	58,778	523,286	562,464
Performing loans to financial institutions secured by Level 1 HQLA	313	58,438	1,026	–	3,862
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	2,965	69,055	11,379	14,299	31,190
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and PSEs, of which:	55,603	62,195	29,719	225,694	281,129
With a risk weight of less than or equal to 35% under the Basel II standardised approach for credit risk	–	608	1,054	2,091	2,190
Performing residential mortgages, of which:	21,731	8,906	15,984	277,034	225,504
With a risk weight of less than or equal to 35% under the Basel II standardised approach for credit risk	21,731	8,715	15,757	263,120	213,468
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	17,006	1,337	670	6,259	20,779
Assets with matching interdependent liabilities(4)	–	2,511	3,605	18,008	–
Other assets:	2,338	151,712			53,372
Physical traded commodities, including gold	2,338				1,987
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs		8,829			7,505
NSFR derivative assets		7,143			–
NSFR derivative liabilities before deduction of variation margin posted		32,992			1,650
All other assets not included in the above categories	–	60,530	–	42,218	42,230
Off-balance sheet items		468,180			18,232
Total RSF					$649,927
Net Stable Funding Ratio (%)					111%

(1)	This measure has been disclosed in this document in accordance with OSFI Guideline-Net Stable Funding Ratio Disclosure Requirements (January 2021).
(2)

Items in the “no maturity” time bucket do not have a stated maturity. These may include, but are not limited to, items such as capital with perpetual maturity, non-maturity deposits, short positions, open maturity positions, non-HQLA equities, and physical traded commodities.

(3)	Weighted values represent balances calculated after the application of ASF and RSF rates, as prescribed by the OSFI Liquidity Adequacy Requirements (LAR) guideline.
(4)	Interdependent assets and liabilities are primarily comprised of transactions related to the Canada Mortgage Bond program.

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Management’s Discussion and Analysis

Weighted value
As at October 31, 2021 ($millions)
Total ASF	$641,287
Total RSF	580,721
Net stable funding ratio (%)	110%

Available stable funding is primarily provided by the Bank’s large pool of retail, small business and corporate customer deposits; secured and unsecured wholesale funding and capital. Required stable funding primarily originates from the Bank’s loan and mortgage portfolio, securities holdings, off-balance sheet items and other assets.

The Bank’s NSFR as at October 31, 2022 was higher compared to the previous year end primarily due to higher ASF from deposits and wholesale funding and lower RSF from securities, partially offset by higher RSF from mortgage and loan growth.

Regulatory liquidity developments

OSFI’s changes to the LAR Guideline will be effective April 2023 and primarily comprise of enhancements to the Net Cumulative Cash Flow supervisory tool. Modifications are focused on the introduction of cash outflow factors for undrawn loan commitments and changes to cash inflow and outflow factors for certain loan and deposit products.

Funding

The Bank ensures that its funding sources are well diversified. Funding concentrations are regularly monitored and analyzed by type. The sources of funding are capital, deposits from retail and commercial clients sourced through the Canadian and international branch network, deposits from financial institutions as well as wholesale debt issuances.

Capital and personal deposits are key components of the Bank’s core funding and these amounted to $350 billion as at October 31, 2022 (October 31, 2021 – $324 billion). A portion of commercial deposits, particularly those of an operating or relationship nature, are also considered part of the Bank’s core funding. Furthermore, core funding is augmented by longer term wholesale debt issuances (original maturity over 1 year) of $204 billion (October 31, 2021 – $177 billion). Longer term wholesale debt issuances include senior notes, mortgage securitizations, asset-backed securities and covered bonds.

The Bank operates in many different currencies and countries. From a funding perspective, the most significant currencies are Canadian and U.S. dollars. With respect to the Bank’s operations outside Canada, there are different funding strategies depending on the nature of the activities in each country. For those countries where the Bank operates a branch banking subsidiary, the strategy is for the subsidiary to be substantially self-funding in its local market. For other subsidiaries or branches outside Canada where local deposit gathering capability is not sufficient, funding is provided through the wholesale funding activities of the Bank.

From an overall funding perspective, the Bank’s objective is to achieve an appropriate balance between the cost and the stability of funding. Diversification of funding sources is a key element of the funding strategy.

The Bank’s wholesale debt diversification strategy is primarily executed via the Bank’s main wholesale funding centres, located in Toronto, New York, London and Singapore. The majority of these funds are sourced in Canadian and U.S. dollars. Where required, these funds are swapped to fund assets in different currencies. The funding strategy deployed by wholesale funding centres and the management of associated risks, such as geographic and currency risk, are managed centrally within the framework of policies and limits that are approved by the Board of Directors.

In the normal course, the Bank uses a mix of unsecured and secured wholesale funding instruments across a variety of markets. The choice of instruments and markets is based on a number of factors, including relative cost, market capacity and diversification of funding. Market conditions can change over time, impacting cost and capacity in particular markets or instruments. Changing market conditions can include periods of stress where the availability of funding in particular markets or instruments is constrained. In these circumstances the Bank would increase its focus on sources of funding in functioning markets and secured funding instruments. Should a period of extreme stress exist such that all wholesale funding sources are constrained, the Bank maintains a pool of liquid assets to mitigate its liquidity risk. This pool includes cash, deposits with central banks and securities.

In Canada, the Bank raises short and longer-term wholesale debt through the issuance of senior unsecured notes. Additional longer-term wholesale debt may be generated through the Bank’s Canadian Debt and Equity Shelf, the securitization of Canadian insured residential mortgages through CMHC programs (such as Canada Mortgage Bonds), uninsured residential mortgages through the Bank’s Covered Bond Program, retail credit card receivables through the Trillium Credit Card Trust II program, retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program and unsecured personal lines of credit through the Halifax Receivables Trust program. CMHC securitization programs, while included in the Bank’s view of wholesale debt issuance, do not entail the run-off risk that can be experienced in funding raised from capital markets.

Outside of Canada, short-term wholesale debt may be raised through the issuance of negotiable certificates of deposit in the United States, Hong Kong, the United Kingdom, and Australia and the issuance of commercial paper in the United States. The Bank operates longer-term wholesale debt issuance registered programs in the United States, such as its SEC Registered Debt and Equity Shelf, and non-registered programs, such as the securitization of retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program and retail credit card receivables through the Trillium Credit Card Trust II program. The Bank may issue its Covered Bond Program (listed with the U.K. Listing Authority and the Swiss Stock Exchange), in Europe, the United Kingdom, the United States, Australia and Switzerland. The Bank also raises longer-term funding across a variety of currencies through its Australian Medium Term Note Programme, European Medium Term Note Programme (listed with the U.K. Listing Authority and the Swiss Stock Exchange) and Singapore Medium Term Note Programme (listed with the Singapore Exchange and the Taiwan Exchange).

The Department of Finance’s bail-in regulations under the Canada Deposit Insurance Corporation (CDIC) Act and the Bank Act, became effective September 23, 2018. Senior long-term debt issued by the Bank on or after September 23, 2018, that has an original term greater than 400 days and is marketable, subject to certain exceptions, is subject to the Canadian Bank Recapitalization (Bail-in) regime. Under the Bail-in regime, in circumstances when the Superintendent of Financial Institutions has determined that a bank may no longer be viable, the Governor in Council may, upon a recommendation of the Minister of Finance that they are of the opinion that it is in the public interest to do so, grant an order directing the CDIC to convert all or a portion of certain shares and liabilities of that bank into common shares. As at October 31, 2022, issued and outstanding liabilities of $73 billion (October 31, 2021 – $50 billion) were subject to conversion under the bail-in regime.

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The table below provides the remaining contractual maturities of funding raised through wholesale funding. In the Consolidated Statement of Financial Position, these liabilities are primarily included in Business & Government Deposits.

T57  Wholesale funding(1)

As at October 31, 2022 ($millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total < 1 Year	1-2 years	2-5 years	>5 years	Total
Deposits from banks(2)	$2,182	$799	$319	$600	$298	$4,198	$128	$12	$–	$4,338
Bearer deposit notes, commercial paper and short-term certificate of deposits	8,739	18,053	29,042	17,568	9,958	83,360	824	416	50	84,650
Asset-backed commercial paper(3)	1,767	5,418	2,337	68	–	9,590	–	–	–	9,590
Senior notes(4)(5)	1,998	1,605	8,335	1,925	5,161	19,024	2,720	6,048	11,003	38,795
Bail-inable notes(5)	1,311	682	1,420	5,500	5,408	14,321	13,678	29,887	14,630	72,516
Asset-backed securities	–	1	–	1	592	594	3	648	103	1,348
Covered bonds	–	859	3,919	–	2,356	7,134	4,375	26,973	7,423	45,905
Mortgage securitization(6)	–	1,721	806	1,048	2,562	6,137	4,069	8,854	4,778	23,838
Subordinated debentures(7)	–	–	–	–	–	–	3	2,108	8,566	10,677
Total wholesale funding sources	$15,997	$29,138	$46,178	$26,710	$26,335	$144,358	$25,800	$74,946	$46,553	$291,657

Of Which:

Unsecured funding	$14,231	$21,138	$39,117	$25,592	$20,825	$120,903	$17,353	$38,471	$34,248	$210,975
Secured funding	1,766	8,000	7,061	1,118	5,510	23,455	8,447	36,475	12,305	80,682

As at October 31, 2021 ($millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total < 1 Year	1-2 years	2-5 years	>5 years	Total
Deposits from banks(2)	$1,348	$302	$220	$151	$348	$2,369	$166	$–	$–	$2,535
Bearer deposit notes, commercial paper and short-term certificate of deposits	5,030	11,249	15,037	18,439	12,169	61,924	537	162	48	62,671
Asset-backed commercial paper(3)	1,328	2,248	965	–	–	4,541	–	–	–	4,541
Senior notes(4)(5)	3	2,254	6,029	1,283	4,476	14,045	8,144	5,224	10,385	37,798
Bail-inable notes(5)	–	77	127	1	–	205	14,421	21,827	13,207	49,660
Asset-backed securities	–	606	–	–	–	606	752	604	85	2,047
Covered bonds	–	1,789	–	–	1,788	3,577	7,412	15,206	5,055	31,250
Mortgage securitization(6)	–	669	1,382	928	720	3,699	6,154	11,008	4,590	25,451
Subordinated debentures(7)	26	–	49	–	49	124	–	1,931	6,352	8,407
Total wholesale funding sources	$7,735	$19,194	$23,809	$20,802	$19,550	$91,090	$37,586	$55,962	$39,722	$224,360

Of Which:

Unsecured funding	$6,408	$13,882	$21,462	$19,874	$17,041	$78,667	$23,268	$29,144	$29,992	$161,071
Secured funding	1,327	5,312	2,347	928	2,509	12,423	14,318	26,818	9,730	63,289

(1)	Wholesale funding sources exclude repo transactions and bankers acceptances, which are disclosed in the T58 Contractual maturities. Amounts are based on remaining term to maturity.
(2)	Only includes commercial bank deposits.
(3)	Wholesale funding sources also exclude asset-backed commercial paper issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(4)	Not subject to bail-in.
(5)	Includes Structured notes issued to institutional investors.
(6)

Represents residential mortgages funded through Canadian Federal Government agency sponsored programs. Funding accessed through such programs does not impact the funding capacity of the Bank in its own name.

(7)	Although subordinated debentures are a component of regulatory capital, they are included in this table in accordance with EDTF recommended disclosures.

Wholesale funding generally bears a higher risk of run-off in a stressed environment than other sources of funding. The Bank mitigates this risk through funding diversification, ongoing engagement with investors and by maintaining a large holding of unencumbered liquid assets. Unencumbered liquid assets of $260 billion as at October 31, 2022 (October 31, 2021 – $246 billion) were well in excess of wholesale funding sources that mature in the next twelve months.

Contractual maturities and obligations

The table below provides the maturity of assets and liabilities as well as the off-balance sheet commitments as at October 31, 2022, based on the contractual maturity date.

From a liquidity risk perspective the Bank considers factors other than contractual maturity in the assessment of liquid assets or in determining expected future cash flows. In particular, for securities with a fixed maturity date, the ability and time horizon to raise cash from these securities is more relevant to liquidity management than contractual maturity. For other assets and deposits the Bank uses assumptions about rollover rates to assess liquidity risk for normal course and stress scenarios. Similarly, the Bank uses assumptions to assess the potential drawdown of credit commitments in various scenarios.

The Bank’s contractual obligations include contracts and purchase obligations, including agreements to purchase goods and services that are enforceable, legally binding on the Bank and affect the Bank’s liquidity and capital resource needs. The Bank leases a large number of its branches, offices and other locations. The majority of these leases are for a term of five years, with options to renew.

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Management’s Discussion and Analysis

T58  Contractual maturities

	As at October 31, 2022

($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total
Assets
Cash and deposits with financial institutions and precious metals	$57,217	$481	$171	$94	$89	$298	$464	$390	$7,234		$66,438
Trading assets	2,228	5,501	6,338	4,073	2,519	8,652	15,791	19,323	48,729		113,154
Securities purchased under resale agreements and securities borrowed	132,383	28,000	13,781	997	152	–	–	–	–		175,313
Derivative financial instruments	5,227	5,797	4,166	2,749	2,653	7,386	14,538	13,183	–		55,699
Investment securities – FVOCI	3,886	6,929	4,983	3,574	10,347	8,466	29,274	13,809	3,442		84,710
Investment securities – amortized cost	19	746	314	1,945	854	2,113	4,957	12,662	–		23,610
Investment securities – FVTPL	–	–	–	–	–	–	54	8	1,626		1,688
Loans	61,748	39,627	33,765	37,342	32,941	95,758	339,211	49,828	54,767		744,987
Residential mortgages	2,523	5,132	8,614	14,293	10,995	42,088	227,488	37,498	648	(1)	349,279
Personal loans	3,909	2,023	3,287	3,415	3,138	13,008	24,271	6,610	39,770		99,431
Credit cards	–	–	–	–	–	–	–	–	14,518		14,518
Business and government	55,316	32,472	21,864	19,634	18,808	40,662	87,452	5,720	5,179	(2)	287,107
Allowance for credit losses	–	–	–	–	–	–	–	–	(5,348)		(5,348)
Customers’ liabilities under acceptances	15,418	3,812	191	55	18	–	–	–	–		19,494
Other assets	–	–	–	–	–	–	–	–	64,325		64,325
Total assets	278,126	90,893	63,709	50,829	49,573	122,673	404,289	109,203	180,123		1,349,418
Liabilities and equity
Deposits	$97,418	$63,589	$67,249	$48,001	$53,602	$43,075	$83,647	$28,645	$430,955		$916,181
Personal	12,910	12,478	14,358	12,931	12,872	13,870	13,361	639	172,473		265,892
Non-personal	84,508	51,111	52,891	35,070	40,730	29,205	70,286	28,006	258,482		650,289
Financial instruments designated at fair value through profit or loss	337	658	727	900	1,189	5,989	2,190	10,431	–		22,421
Acceptances	15,449	3,812	191	55	18	–	–	–	–		19,525
Obligations related to securities sold short	539	1,507	890	1,817	2,404	3,959	5,437	7,426	16,470		40,449
Derivative financial instruments	3,386	4,968	4,876	3,032	3,181	8,721	17,231	20,505	–		65,900
Obligations related to securities sold under repurchase agreements and securities lent	128,128	8,596	2,153	72	–	76	–	–	–		139,025
Subordinated debentures	–	–	–	–	–	–	1,943	6,526	–		8,469
Other liabilities	3,914	1,342	2,331	1,713	695	7,526	5,404	7,150	32,624		62,699
Total equity	–	–	–	–	–	–	–	–	74,749		74,749
Total liabilities and equity	249,171	84,472	78,417	55,590	61,089	69,346	115,852	80,683	554,798		1,349,418
Off-Balance sheet commitments
Credit commitments(3)	$8,531	$9,272	$19,662	$23,795	$20,971	$35,498	$126,074	$23,164	$–		$266,967
Financial guarantees(4)	–	–	–	–	–	–	–	–	41,977		41,977
Outsourcing obligations(5)	18	36	53	53	53	208	61	35	–		517

(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.
(5)	The Bank relies on outsourcing arrangements for certain support and/or business functions, including, but not limited to, computer operations and cheque and bill payment processing.

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T58  Contractual maturities

	As at October 31, 2021

($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total
Assets
Cash and deposits with financial institutions and precious metals	$78,205	$539	$312	$162	$273	$397	$792	$655	$5,743		$87,078
Trading assets	1,880	4,353	2,734	2,558	1,687	6,768	19,130	20,323	86,879		146,312
Securities purchased under resale agreements and securities borrowed	96,026	17,969	9,870	2,446	1,428	–	–	–	–		127,739
Derivative financial instruments	2,744	4,335	3,267	1,677	1,493	11,995	4,451	12,340	–		42,302
Investment securities – FVOCI	3,387	4,523	4,848	3,096	1,923	12,366	14,656	7,846	3,144		55,789
Investment securities – amortized cost	18	578	1,267	1,544	878	3,334	5,821	4,717	–		18,157
Investment securities – FVTPL	–	–	–	–	–	–	–	–	1,253		1,253
Loans	43,467	31,233	27,834	30,467	29,347	94,083	286,993	42,959	50,603		636,986
Residential mortgages	2,453	4,264	7,536	12,387	12,246	47,790	199,553	31,529	1,920	(1)	319,678
Personal loans	3,472	2,195	3,188	3,099	3,103	11,309	22,105	6,227	36,842		91,540
Credit cards	–	–	–	–	–	–	–	–	12,450		12,450
Business and government	37,542	24,774	17,110	14,981	13,998	34,984	65,335	5,203	5,017	(2)	218,944
Allowance for credit losses	–	–	–	–	–	–	–	–	(5,626)		(5,626)
Customers’ liabilities under acceptances	15,094	4,099	850	225	136	–	–	–	–		20,404
Other assets	–	–	–	–	–	–	–	–	48,824		48,824
Total assets	240,821	67,629	50,982	42,175	37,165	128,943	331,843	88,840	196,446		1,184,844
Liabilities and equity
Deposits	$63,207	$49,447	$44,953	$33,565	$29,960	$42,800	$61,816	$22,742	$448,769		$797,259
Personal	10,156	13,051	13,358	7,345	6,168	6,512	8,263	102	178,596		243,551
Non-personal	53,051	36,396	31,595	26,220	23,792	36,288	53,553	22,640	270,173		553,708
Financial instruments designated at fair value through profit or loss	86	306	1,069	817	983	4,302	2,613	12,317	–		22,493
Acceptances	15,131	4,099	850	225	136	–	–	–	–		20,441
Obligations related to securities sold short	473	312	956	324	594	2,312	11,388	7,481	17,114		40,954
Derivative financial instruments	2,228	3,668	2,150	2,663	2,622	11,051	5,352	12,469	–		42,203
Obligations related to securities sold under repurchase agreements and securities lent	104,216	9,109	6,126	3,826	87	–	105	–	–		123,469
Subordinated debentures	–	–	–	–	–	–	1,797	4,500	37		6,334
Other liabilities	4,650	1,514	2,122	1,124	2,931	5,176	8,783	6,573	25,926		58,799
Total equity	–	–	–	–	–	–	–	–	72,892		72,892
Total liabilities and equity	189,991	68,455	58,226	42,544	37,313	65,641	91,854	66,082	564,738		1,184,844
Off-Balance sheet commitments
Credit commitments(3)	$6,340	$7,526	$17,894	$24,323	$19,567	$34,056	$122,565	$7,514	$–		$239,785
Financial guarantees(4)	–	–	–	–	–	–	–	–	38,598		38,598
Outsourcing obligations(5)	19	38	56	56	56	224	260	46	–		755

(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.
(5)	The Bank relies on outsourcing arrangements for certain support and/or business functions, including, but not limited to, computer operations and cheque and bill payment processing.

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Management’s Discussion and Analysis

Principal Risks – Non-Financial

Money Laundering, Terrorist Financing and Sanctions Risk

Money Laundering, Terrorist Financing (ML/TF) and Sanctions risks are the susceptibility of Scotiabank to be used by individuals or organizations to launder the proceeds of crime, finance terrorism, or violate economic sanctions. They also include the risk that the Bank does not conform to applicable Anti-Money Laundering (AML)/Anti-Terrorist Financing (ATF) or Sanctions legislation or does not apply adequate controls reasonably designed to deter and detect ML/TF and sanctions violations or to file required regulatory reports.

Money laundering, terrorist financing and sanctions risks are managed throughout the Bank via the operation of the Bank’s AML/ATF and Sanctions Program (“the AML/ATF Program”). The Board appointed Group Chief Anti-Money Laundering Officer, who is also the head of Financial Crime Risk Management (FCRM) is responsible for the AML/ATF Program, which includes the development and application of compliance policies, procedures, the assessment of money laundering, terrorist-financing and sanctions risks, and the maintenance of an ongoing training program. The effectiveness of the AML/ATF and Sanctions Program is subject to regular review and independent assessment conducted by the Audit Department. FCRM establishes enterprise standards to assess customers for money laundering, terrorist financing and sanctions risk.

The Bank conducts an enterprise-wide annual self-assessment of the ML/TF and sanctions risks inherent in its business units, as well as an assessment of the control measures in place to manage those risks. The process is led by the Bank’s AML Risk unit, the results of which are shared with the Bank’s senior management. All active employees are provided with mandatory AML/ATF and Sanctions training on an annual basis. The Bank performs Customer Due Diligence sufficient to form a reasonable belief that it knows the true identity of its customers, including in the case of an entity, its material ultimate beneficial owners.

The Bank will not maintain anonymous accounts, nor will it maintain accounts for shell banks. Consistent with a risk-based approach, the Bank assesses the risks of its customers and, where appropriate, conducts enhanced due diligence on those who are considered higher risk. The Bank also conducts ongoing risk tailored monitoring of its customers to detect and report suspicious transactions and activity, and conducts customer and transaction screening against terrorist, sanctions, and other designated watch-lists.

Operational Risk

Operational risk is the risk of loss resulting from people, inadequate or failed processes and systems, or from external events. Operational risk includes third party risk and legal risk but excludes strategic risk and reputational risk. It exists in some form in each of the Bank’s business and support activities, and third parties to whom activities have been outsourced. It can result in financial loss, regulatory sanctions and damage to the Bank’s reputation. Operational risk management refers to the discipline of systematic identification, assessment, measurement, mitigation, monitoring, and reporting of operational risk.

The Bank’s Operational Risk Management Framework (ORMF) outlines a structured approach for the effective management of enterprise-wide operational risk in a manner consistent with best practices and regulatory requirements, including those issued by OSFI in their Operational Risk Management Guideline (OSFI E21). The ORMF is supplemented by additional policies, processes, standards and methodologies. The ORMF supports the governance and management of all other non-financial risks. The Framework is approved by the Bank’s Operational Risk Committee and addresses program governance, risk culture and risk appetite along with the following key program components:

Risk Identification and Assessment

Risk identification and assessment is a critical part of effectively managing operational risk. Risks are identified, classified, and assessed, and their potential impact is evaluated and reported to management and the Board. Operational risk management tools and programs are in place to support the identification and assessment of operational risk with each having their defined methodology and/or standards. The key tools include an Operational Risk Dictionary, Risk and Control Self-Assessments (RCSA), Scenario Analysis, and New Initiatives Risk Assessment.

Risk Measurement

Operational Risk Events. The goal of Operational Risk Event reporting is to manage, mitigate and monitor operational risk within the organization. The data captured provides meaningful information for assessing and mitigating operational risk exposure at the Bank as a result of event root cause analysis and evaluation of internal controls. Timely, accurate and complete reporting of Operational Risk Event data assists the Bank in maintaining a strong risk culture and promotes transparency of the financial impact of Operational Risk Events by aggregating losses and monitoring performance to indicate whether the Bank is operating within its risk appetite.

Operational Risk Capital. Operational risk capital refers to regulatory and internal capital which is quantified as a reserve for unexpected losses resulting from operational risk. Operational risk capital is a component of the total amount of risk capital that the Bank holds.

Risk Mitigation

Controls are identified and assessed through the various Operational Risk Management tools. In cases where controls are deemed deficient a remedial action will be required, which in turn will help to mitigate residual risk. Operational risk response decisions include mitigation, transfer, acceptance, and avoidance of operational risks.

Risk Monitoring, Analytics, and Reporting

The Bank has processes in place for the ongoing monitoring of operational risk. These monitoring activities can provide an early warning of emerging issues, triggering timely management response. In addition, these activities allow for review and analysis of the risk profile in relation to risk appetite or other key indicators to identify when events may be approaching or exceeding thresholds, requiring action and/or escalation. Operational risk data is collected in risk systems and used for reporting. Operational risk reporting facilitates distribution and escalation of operational risk information to the relevant parties and provides stakeholders involved in operational risk management activities access to reliable data in a consistent and timely manner to support risk-based decision making.

Cyber Security and Information Technology (IT) Risk

IT Risk is the risk of financial loss, disruption or damage to reputation from a failure of information technology systems. Cyber Security risks are the unique IT risks faced as a result of using interconnected systems and digital technologies.

The Cyber Security and IT risk landscape continues to evolve across the financial industry. The increasing use of digital delivery channels to deliver financial services exposes the Bank to various vectors of attack. Threat actors (individuals, organized crime rings and nation state sponsored) continue to target financial institutions to steal data, money or to disrupt operations. These events may negatively impact the Bank’s operational environment, our customers and other third parties.

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The Board of Directors approves the Information Technology and Information Security Risk Management Framework, which along with its respective policies and other frameworks are focused on safeguarding the Bank and its customers’ information, ensuring the Bank’s IT environment is secure and resilient in support of our business objectives. The Bank continues to expand its cyber security capabilities to defend against potential threats and minimize impact to the business.

Compliance Risk

Compliance Risk is the risk of an activity not being conducted in conformity with applicable laws, rules, regulations and prescribed practices (“regulatory requirements”), as well as compliance related internal policies and procedures, and ethical standards expected by regulators, customers, investors, employees and other stakeholders. Compliance Risk includes Regulatory Compliance Risk, Conduct Risk, and Privacy Risk.

Regulatory Compliance Risk is the risk that business activity may not be conducted in conformance with all applicable regulatory requirements wherever the Bank does business.

Conduct Risk are risks arising from actions or behaviours of the Bank’s officers, directors, employees, or the conduct of the Bank’s business (directly or indirectly), not in conformity with the Bank’s values or principles for ethical conduct and which has, or has the potential to have, an adverse impact on the Bank, the Bank’s customers or employees, or integrity of the financial markets in which the Bank operates.

Privacy Risk is the risk that arises from contraventions of applicable privacy laws, regulations, standards and regulatory expectations; ethical or operational standards set out in the Bank’s Code of Conduct, or other Bank policies, procedures, manuals, guidelines; and/or employees’ responsibility to respectfully treat the Personally Identifiable Information (PII) of its customers, employees and other stakeholders.

The Board approves the Compliance Risk Summary Framework that describes the general policies and principles applicable to compliance risk management within Scotiabank and encompasses the Bank’s Compliance Management Framework (CMF) as contemplated by OSFI Guideline E-13. The primary objective of the Bank’s CMF is to provide assurance that the Bank’s business activities are being conducted in a manner compliant with all applicable regulations in Scotiabank’s countries of operations and in line with the Bank’s risk appetite. The Compliance Risk Summary Framework is an integral part of the enterprise-wide policies and procedures that collectively articulate the Bank’s governance components, responsibilities and programs which support the effective management of compliance risk.

Environmental, Social and Governance Risk

ESG Risk refers to the possibility that environmental, social, and governance concerns related to Scotiabank’s conduct, business practices or relationships could result in adverse impacts to the Bank.

The Bank is exposed to ESG risks due to both its internal operations and its business activities. The Bank considers Environmental Risk to be the potential adverse impacts to a business due to the loss of, or damage to the natural environment and/or biodiversity, such as land, water, plants, animals, natural resources, ecosystems, and the atmosphere. The Bank considers the physical and transition risks associated with climate change to be a component of Environmental Risk. Scotiabank’s Environmental Risk Management Policy outlines the key principles and commitments that guide the Bank in how it manages environmental risks as part of its day-to-day operations, lending and investment practices, supplier agreements, management of real estate holdings, and internal and external reporting protocols. This policy is supplemented by specific processes and guidelines relating to individual business lines.

Social Risk is defined to be the potential adverse impacts to a business that can arise due to the mismanagement of social considerations that can cause actual or perceived negative impacts on people and communities. Social considerations include, but are not limited to, human rights (including human trafficking and modern slavery); Indigenous rights; labour standards and working conditions; diversity, equity, and inclusion; accessibility; community health, safety, and security; disadvantaged and vulnerable groups; cultural property and heritage; and land acquisition and involuntary resettlement. Scotiabank’s high-level approach to respecting and promoting human rights are communicated in the Code of Conduct and in the Global Human Rights Statement.

Corporate governance refers to the oversight mechanisms and the way in which the Bank is governed. It encompasses the Bank’s policies and processes, how decisions are made, and how it deals with the various interests of, and relationships with, its many stakeholders, including shareholders, customers, employees, regulators, and the broader community. Governance Risk refers to the adverse impacts to a business that can arise because of poor or ineffective corporate governance mechanisms and controls. The Bank’s Corporate Governance Policies are designed to ensure the independence of the Board and its ability to effectively supervise management’s operation of the Bank.

The ESG Risk department has primary responsibility for establishing the related policies, processes and standards associated with mitigating ESG risk in the Bank’s lending activities. To safeguard the Bank and the interests of its stakeholders against ESG risks, Scotiabank has established clear governance structures and risk management elements that identify, assess, measure, monitor, manage, mitigate, and report ESG risks. These various components are described in the Bank’s ESG Risk Management Framework. This framework, in conjunction with its supporting policies, processes, and guidelines, assist the Bank in managing ESG risks in a manner that is consistent with regulatory requirements, industry standards, best practices, and its risk appetite.

In the area of project finance, the international Equator Principles (EPs) framework has been embedded within the Bank’s internal processes since 2006. This framework enables financial institutions, in partnership with its clients, to identify, assess, manage, and report environmental and social risks and impacts associated with the large-scale infrastructure and industrial development projects that it finances. The EPs apply to project finance loans and advisory assignments where total capital costs of the project exceed US$10 million, and to certain project-related corporate loans, bridge loans, and project-related refinance and project-related acquisition finance loans. The Bank applies the EPs to in-scope transactions to ensure that the projects that we finance and advise on are developed in an environmentally and socially responsible manner. Specifically, the framework provides safeguards for protecting the natural environment, biodiversity, workers, and communities, including respecting the rights of vulnerable and/or disadvantage populations such as children and indigenous peoples.

In 2022, various regulators, including OSFI, announced draft climate-related disclosure guidelines that are aligned to the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. In addition, standard setting bodies such as the International Sustainability Standards Board (ISSB) published draft climate and sustainability-related disclosures for consultation. The Bank participated in the reviewing these draft guidelines and the Bank actively monitors policy and legislative requirements through ongoing dialogue with government, industry, and stakeholders in the countries where it operates. Scotiabank has been meeting with environmental organizations, industry associations and socially responsible investment organizations with respect to the role that banks can play to help address issues such as climate change, protection of biodiversity, promotion of sustainable forestry practices.

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Management’s Discussion and Analysis

ESG Reporting

Scotiabank is a signatory to and a participant in key global initiatives that advance transparency and disclosures in sustainability. The Bank’s ESG reporting is informed by recommendations or requirements in several global sustainability disclosure standards, frameworks, and initiatives including, but not limited to, the TCFD, CDP (formerly Carbon Disclosure Project), the Partnership for Carbon Accounting Financials (PCAF), the Sustainability Accounting Standards Board (SASB), the Global Reporting Initiative (GRI), the UN Global Compact (UNGC), and the Sustainable Development Goals (SDGs). ESG reporting and mapping to disclosures can be found on the Bank’s website under Responsibility & Social Impact, ESG Publications and Policies.

TCFD Disclosures

In 2018, Scotiabank announced its support for the TCFD recommendations. The implementation of the recommendations across the Bank is a multi-year journey.

Governance

Board Oversight

As the topic of climate change requires a multidisciplinary approach, the risks, and opportunities it poses to the Bank are addressed by the Board of Directors and its committees. The following Board committees provide ongoing oversight, at minimum, annually, but are engaged as important matters arise:

•

Risk Committee: Retains oversight of ESG Risks, including climate-related risks, and periodically reviews and approves the Bank’s key risk management policies, frameworks, and limits to ensure that management is operating within the Bank’s Enterprise Risk Appetite Framework.

•

Corporate Governance Committee: Evaluates the Bank’s environmental and social performance and assesses best practices for ESG disclosure; examines current and emerging ESG topics, considers their implications on the Bank’s strategy and reviews the Bank’s annual ESG Report; and acts in an advisory capacity through a continuing assessment of the Bank’s approach to corporate governance and makes policy recommendations, including on topics such as human rights.

•

Audit & Conduct Review Committee: Oversees climate-related disclosure as part of the Bank’s financial reporting, sets standards of conduct for ethical behaviour and oversees conduct risk management, and consumer protection.

•

Human Capital & Compensation Committee: Oversees human capital and compensation strategies related to diversity, equity and inclusion, employee health, safety, and well-being and other ESG policies and practices.

Management’s Role

The Board of Directors is supported by the President and Chief Executive Officer (CEO) and Chief Risk Officer (CRO). The CRO has delegated their authority over the oversight of ESG risk to the Operational Risk Committee (ORC). The ORC provides effective oversight and challenge of the Bank’s management of environmental and social risks. Its responsibilities include monitoring of the ESG risk profile, recommending approval of relevant risk frameworks, policies, risk appetite statements and limits to the ORC.

Furthermore, a dedicated Corporate ESG Committee assists the Bank in achieving its ESG objectives by providing strategic guidance and advice on the Bank’s ESG priorities and commitments. It recommends approval of corporate ESG, climate change and human rights related strategies and disclosures to the Operating Committee. This Committee is also notified of approved ESG Risk management policies and frameworks, and escalations of any ESG Risk metric or any corresponding sub-metric breaches.

Strategy

In October 2021, Scotiabank joined the Net Zero Banking Alliance (NZBA), re-enforcing the Bank’s commitment in playing a significant role to finance the climate transition and support collaborative approaches between the public and private sectors to reach the goal of net-zero by 2050. Scotiabank released its inaugural Net-zero Pathways report in March 2022, which outlined interim (2030) targets for the Bank’s Oil & Gas and Power & Utilities sector portfolios. The Bank will report annually on its plans and progress towards establishing additional sector targets and achieving these targets. As part of this program, Scotiabank’s CAD$10 million Net-Zero Research Fund, established in 2021, has distributed CAD $2 million in funding to date to stimulate pioneering research to support the decarbonization of the economy. The Bank has also committed to net-zero operations by 2030. This includes interim targets of securing 100% non-emitting electricity in Canada by 2025 and globally by 2030. The Bank achieved its 25% by 2025 absolute operational emission reduction target in 2021.

In addition, the Bank increased its climate commitment to mobilize $350 billion by 2030 to reduce the impacts of climate change. This includes lending, investing, finance and advisory services, as well as investments in the Bank’s direct operations and communities where it operates, to help the Bank capitalize on the global transition to a low-carbon future. The Sustainable Finance Group within Global Banking and Markets continues to grow and works closely with Scotiabank partner teams to provide financial solutions and advice across sustainable finance products to corporate, financial, public sector and institutional clients across our global footprint.

Risk Management

Climate change risk refers to the possibility that climate change issues associated with Scotiabank, or its customers could negatively affect the Bank’s performance by giving rise to or heighten credit, reputational, operational, or legal risk. Climate change risks could be in the form of physical or transition risk. Examples of physical risk considerations include severe weather (e.g., floods, hurricanes, extreme cold or heat). Examples of transition risk considerations include policy/regulatory actions such as subsidies, taxes, or increased fuel costs, as well as changing market conditions.

The Bank utilizes a comprehensive environmental risk management process where the identification, assessment and management of climate change risk is done through due diligence as part of the overall existing environmental risk assessment and credit adjudication processes. We continue to advance our capabilities and approach to climate risk management:

•

The Bank has a Climate Change Risk Assessment (CCRA) process that evaluates both the physical and transition risks a client may face, and their level of awareness to such risks. The Bank assessed its exposure to the sectors with the highest vulnerability to physical and transition climate risk drivers. The CCRA compliments the sector sensitivity analysis by capturing borrower level mitigation factors such as geography, location of assets, and climate-specific management strategies. The CCRA and climate sector vulnerability results have been included within credit industry reviews to assess climate risk drivers and determine their potential materiality.

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•	A module on climate change risk is delivered in the annual mandatory environmental risk training for all banking officers and credit adjudicators.

•

The Bank is developing methods to integrate climate scenario modelling into our enterprise stress testing framework, using three scenarios from the Network for Greening the Financial System (NGFS): Nationally Determined Contributions, Delayed Transition, and Net Zero 2050. These scenarios cover different quadrants of the NGFS framework, which is characterized by varying levels of physical and transition risk. We have piloted these climate scenarios to predict credit risk to our non-retail lending portfolio in near-term (2025 and 2030) and long-term horizons (2050). We are refining our methods and scaling up our analyses to examine these risks enterprise-wide. Beyond this work, we are conducting physical risk analyses to assess climate-related risks to our retail lending portfolio.

•	The Bank is a participant in industry groups to develop consistent methodologies and metrics for TCFD reporting.

•

The Bank is a participant in the United National Environment Program – Finance Initiative (UNEP FI) TCFD and Climate Risk Program. The program is meant to assist the financial sector in developing sound practices regarding climate risk.

•

The Bank collaborates extensively with sector and non-governmental organizations that include the Institute of International Finance’s (IIF) Sustainable Finance Working Group, Canadian Business for Social Responsibility (CBSR) Net-Zero Working Group, and Canadian Transition Finance Set of Principles and Transition Taxonomy.

Metrics and Targets

Scotiabank states, monitors, and reports on climate change related performance and targets annually in Scotiabank’s ESG Report. As part of the Climate Commitments, the Bank is tracking the initiatives that underlie its commitment through the metrics and targets it has adopted pursuant to these Commitments, including a target to reduce operational GHG emissions and to mobilize $350 billion to reduce the impacts of climate change.

Additionally, the Bank has an ESG Performance Metric (ESGPM) that is included in the Enterprise Risk Appetite Framework as a risk appetite metric. The ESGPM is a composite measure of ESG risk based on sub-metrics which informs on reputational, credit, and operational categories. The metric is internally reported quarterly, in accordance with other risk appetite metrics.

In 2021, TCFD published revised guidance that expanded the definition of carbon-related assets found in their 2017 Annex. The process to calculate the Bank’s credit exposures to carbon-related sectors, using this new definition, is under development.

Data Risk

Data risk is the exposure to the adverse financial and non-financial consequences (e.g., revenue loss, reputational risk, regulatory risk, sub-optimal management decisions) caused by mismanagement, misunderstanding or misuse of the Bank’s data assets. This risk may arise from a lack of data risk awareness; insufficient data risk oversight, governance and controls; inadequate data management and poor data quality; inferior data security and protection; and inappropriate, unintended or unethical data usage.

The Data Risk Management Framework (DRMF) outlines the overarching guiding principles for data risk management and defines the governance structure of the enterprise data risk management program, recognizing the collaborative nature of data risk management and oversight. The Data Risk Management Policy (DRMP) categorizes and explains risks associated with data throughout the data lifecycle; and outlines the interaction model and roles and responsibilities for key stakeholders involved in managing the data risk across the organization.

Model Risk

Model risk is the risk of adverse financial (e.g., capital, losses, revenue) and reputational consequences arising from the design, development, implementation and/or use of a model. It can originate from, inappropriate specifications; incorrect parameter estimates; flawed hypotheses and/or assumptions; mathematical computation errors; inaccurate, inappropriate or incomplete data; inappropriate, improper or unintended usage; and inadequate monitoring and/or controls.

The Model Risk Management Framework outlines the Bank’s approach for effective governance and oversight of model risk consistent with the policies and processes outlined in the Bank’s Model Risk Management Policy (MRMP). The MRMP describes the overarching principles, policies, and procedures that provide the framework for managing model risk. All models, whether developed by the Bank or vendor-supplied, that meet the Bank’s model definition are covered by this Policy. The MRMP also clearly defines roles and responsibilities for key stakeholders involved in the model risk management cycle.

Reputational Risk

Reputational risk is the risk that negative publicity or stakeholder sentiment regarding Scotiabank’s conduct, business practices or associations, whether true or not, will adversely affect its revenues, operations or customer base, or require costly litigation or other defensive measures.

The Bank has an Enterprise Reputational Risk Policy, as well as policies and procedures for managing suitability risk, and reputational and legal risk related to structured finance transactions. Reputational risk is managed and controlled by the Scotiabank Code of Conduct, governance practices and risk management programs, policies, procedures and training. All directors, officers and employees have a responsibility to conduct their activities in accordance with the Scotiabank Code of Conduct, and in a manner that minimizes reputational risk. The activities of the Legal; Global Tax; Corporate Secretary; Global Communications; Financial Crimes Risk Management; Global Compliance and Global Risk Management departments, as well as the Reputational Risk Committee, are particularly oriented to the management of reputational risk.

Strategic Risk

Strategic risk is the risk that the enterprise, business lines or corporate functions will make strategic choices that are ineffective or insufficiently resilient to changes in the business environment, or poorly execute such strategies.

The Board is ultimately responsible for oversight of strategic risk, by ensuring a robust strategic planning process and approving, on an annual basis, the strategic plan for the Bank. The Annual Strategy Report to the Board of Directors considers linkages between the Bank’s Enterprise Risk Appetite Framework with the enterprise strategy, business line strategies and how the corporate functions support the Business Lines. The strategic planning process is managed by Enterprise Strategy.

The execution and evaluation of strategic plans is a fundamental element of the Risk Management Framework. On an ongoing basis, Heads of Business Lines and Control Functions identify, manage, and assess the internal and external risks that could impede achievement of, or progress of, strategic objectives. The executive management team regularly meets to evaluate the effectiveness of the Bank’s strategic plan, and consider what amendments, if any, are required.

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Management’s Discussion and Analysis

Controls and Accounting Policies

Controls and Procedures

Management’s responsibility for financial information contained in this annual report is described on page 138.

Disclosure controls and procedures

The Bank’s disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to the Bank’s management, including the President and Chief Executive Officer and the Group Head and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

As of October 31, 2022, the Bank’s management, with the participation of the President and Chief Executive Officer and the Group Head and Chief Financial Officer, evaluated the effectiveness of its disclosure controls and procedures, as defined under the rules adopted by the U.S. Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities, and have concluded that the Bank’s disclosure controls and procedures are effective.

Internal control over financial reporting

Management of the Bank is responsible for establishing and maintaining adequate internal control over financial reporting. These controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Bank;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Bank; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Bank’s assets that could have a material effect on the financial statements.

All control systems contain inherent limitations, no matter how well designed. As a result, the Bank’s management acknowledges that its internal control over financial reporting will not prevent or detect all misstatements due to error or fraud. In addition, management’s evaluation of controls can provide only reasonable, not absolute, assurance that all control issues that may result in material misstatements, if any, have been detected.

Management assessed the effectiveness of internal control over financial reporting, using the Internal Control-Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and based on that assessment concluded that internal control over financial reporting was effective as of October 31, 2022.

Changes in internal control over financial reporting

During the year ended October 31, 2022, there have been no changes in the Bank’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

Critical Accounting Policies and Estimates

The Bank’s accounting policies are integral to understanding and interpreting the financial results reported in this annual report. Note 3 to the consolidated financial statements summarizes the significant accounting policies used in preparing the Bank’s consolidated financial statements. Certain of these policies require management to make estimates, assumptions and subjective judgements that are difficult, complex, and often relate to matters that are inherently uncertain. The policies discussed below are particularly important to the presentation of the Bank’s financial position and results of operations, as changes in the estimates, assumptions and judgements could have a material impact on the Bank’s consolidated financial statements. These estimates, assumptions and judgements are adjusted in the normal course of business to reflect changing underlying circumstances.

Allowance for credit losses

The allowance for credit losses, using an expected credit loss approach as required under IFRS 9, is estimated using complex models and incorporates inputs, assumptions and techniques that involve a high degree of management judgment. Under IFRS 9 expected credit loss methodology, an allowance is recorded for expected credit losses on financial assets regardless of whether there has been an actual loss event. The Bank recognizes an allowance at an amount equal to 12 month expected credit losses if the credit risk at the reporting date has not increased significantly since initial recognition (Stage 1). When a financial asset experiences a significant increase in credit risk after origination but is not considered to be in default, it is included in Stage 2 and subject to lifetime expected credit losses. Financial assets that are in default are included in Stage 3. Similar to Stage 2, the allowance for credit losses for Stage 3 financial assets captures the lifetime expected credit losses.

The main drivers in allowance for credit loss changes that are subject to significant judgment include the following:

•	Determination of point-in-time parameters such as probability of default (PD), loss given default (LGD) and exposure at default (EAD).

•	Forecast of macroeconomic variables for multiple scenarios and probability weighting of the scenarios.

•	Assessment of significant increase in credit risk.

Qualitative adjustments or overlays may also be made as temporary adjustments using expert credit judgment in circumstances where, in the Bank’s view, the existing regulatory guidance, inputs, assumptions, and/or modelling techniques do not capture all relevant risk factors. The use of management overlays requires significant judgment that may impact the amount of allowance recognized.

Measurement of expected credit losses

The probability of default (PD), exposure at default (EAD), and loss given default (LGD) inputs used to estimate expected credit losses are modelled based on historical default and loss experience, and macroeconomic variables that are most closely related with credit losses in the relevant portfolio.

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Details of these statistical parameters/inputs are as follows:

•

PD – The probability of default is an estimate of the likelihood of default over a given time horizon. A default may only happen at a certain time over the remaining estimated life, if the facility has not been previously derecognized and is still in the portfolio.

•

EAD – The exposure at default is an estimate of the exposure at a future default date, considering expected changes in the exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise, expected drawdowns on committed facilities, and accrued interest from missed payments.

•

LGD – The loss given default is an estimate of the loss arising in the case where a default occurs at a given time. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, including from the realization of any collateral. It is usually expressed as a percentage of the EAD.

Forward-looking macroeconomic scenarios

The Bank uses a broad range of forward-looking economic information as inputs to its models of expected credit losses and the related allowance. These include real GDP, unemployment rates, consumer price index, central bank interest rates, and house-price indices, amongst others. The allowance is determined using four probability-weighted, forward-looking scenarios. The Bank considers both internal and external sources of information and data in order to create unbiased projections and forecasts. The Bank prepares the scenarios using forecasts generated by Scotiabank Economics (SE). The forecasts are generated using both internally and externally developed models whose outputs are modified by SE as necessary to formulate a ‘base case’ view of the most probable future direction of economic developments; SE also develops a representative range of other alternative possible forecast scenarios. More specifically, the process involves the development of three additional economic scenarios to which relative probabilities are assigned. The development of the baseline and alternative scenarios is overseen by a governance committee that consists of internal stakeholders from across the Bank. The final baseline and alternative scenarios reflect significant review and oversight and incorporate judgment both in the determination of the scenarios’ forecasts and the probability weights that are assigned to them.

Significant Increase in credit risk (SIR)

The assessment of SIR since origination of a financial asset considers borrower-specific quantitative and qualitative information without consideration of collateral, and the impact of forward-looking information. Quantitative models may not always be able to capture all reasonable and supportable information that may indicate a significant increase in credit risk. Qualitative factors may be assessed to supplement the gap. Examples of situations include changes in adjudication criteria for a particular group of borrowers; changes in portfolio composition and natural disaster events impacting certain portfolios.

For retail exposures, a significant increase in credit risk cannot be assessed using forward-looking information at an individual account level. Therefore, the assessment must be done at the segment level. Segment migration thresholds exist for each PD model by product which considers the proportionate change in PD as well as the absolute change in PD. The thresholds used for PD migration are reviewed and assessed at least annually unless there is a significant change in credit risk management practices in which case the review is brought forward.

For Non-retail exposures the Bank uses an internal risk rating scale (IG codes). All non-retail exposures have an IG code assigned that reflects the probability of default of the borrower. Both borrower specific and non-borrower specific (i.e. macroeconomic) forward-looking information is considered and reflected in the IG rating. Significant increase in credit risk is evaluated based on the migration of the exposures among IG codes.

Fair value of financial instruments

All financial instruments are measured at fair value on initial recognition. Subsequent measurement of a financial instrument depends on its classification. The contractual cash flow characteristics of a financial instrument and the business model under which it is held determine such classification. Non-trading loans and receivables, certain securities and most financial liabilities are carried at amortized cost unless classified or designated as fair value through profit and loss or fair value through other comprehensive income at inception.

The fair value of a financial asset or liability is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal, or in its absence, the most advantageous market to which the Bank has access at the measurement date.

The Bank discloses the classification of all financial instruments carried at fair value in a hierarchy based on the determination of fair value. The best evidence of fair value for a financial instrument is the quoted price in an active market. Fair value based on unadjusted quoted market prices for identical instruments in active markets represents a Level 1 valuation. Quoted prices are not always available for over-the-counter (OTC) transactions, as well as transactions in inactive or illiquid markets. OTC transactions are valued using internal models that maximize the use of observable inputs to estimate fair value. The chosen valuation technique incorporates all the factors that market participants would consider in pricing a transaction. When fair value is based on all significant market observable inputs, the valuation is classified as Level 2. Financial instruments traded in a less active market can be valued using indicative market prices, the present value of cash flows or other valuation techniques. Fair value estimates normally do not consider forced or liquidation sales. Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, significant management judgement is required for valuation methodologies and model inputs. Valuations that require the significant use of unobservable inputs are considered Level 3. The calculation of estimated fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values.

The Bank has controls and processes in place to ensure that the valuation of financial instruments is appropriately determined. Global Risk Management (GRM) is responsible for the design and application of the Bank’s risk management framework. GRM is independent of the Bank’s business units and is overseen by Executive Management and the Board of Directors. Senior management committees within GRM oversee and establish standards for risk management processes that are critical in ensuring that appropriate valuation methodologies and policies are in place for determining fair value.

Where possible, valuations are based on quoted prices or observable inputs obtained from active markets. GRM oversees a monthly Independent Price Verification (IPV) process to ensure the reliability and accuracy of prices and inputs used in the determination of fair value. The IPV process is performed by price verification groups that are independent of the business. The Bank maintains an approved list of pricing sources that are used in the IPV process. These sources include, but are not limited to, brokers, dealers and consensus pricing services. The valuation policies relating to the IPV process require that all pricing or rate sources be external to the Bank. At least annually, an independent assessment of pricing or rate sources is performed by GRM to determine the market presence or market representative levels.

Where quoted prices are not readily available, such as for transactions in over-the-counter markets, internal models that maximize the use of observable inputs are used to estimate fair value. An independent second-line model risk management function within GRM oversees the vetting, approval and ongoing validation of valuation models used in determining fair value. Model development and validation processes are governed by the Bank’s Model Risk Management Policy.

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Management’s Discussion and Analysis

In determining fair value for certain instruments or portfolios of instruments, valuation adjustments or reserves may be required to arrive at a more accurate representation of fair value. The Bank’s policy of applying valuation reserves to a portfolio of instruments is approved by a senior management committee. These reserves can include adjustments for credit risk, bid-offer spreads, unobservable parameters, funding costs and constraints on prices in inactive or illiquid markets. The methodology for the calculation of valuation reserves is reviewed at least annually by senior management.

Valuation adjustments recorded against the fair value of financial assets and financial liabilities totaled $357 million as at October 31, 2022 (2021 – $212 million), net of any write-offs. The majority of the year-over-year change is due to widening of counterparty credit spreads during the year.

As at October 31, 2022, a net funding valuation adjustment (FVA) representing an excess of funding benefit adjustment over funding cost adjustment of $127 million (2021 – $139 million), pre-tax, was recorded for uncollateralized derivative instruments.

Employee benefits

The Bank provides pension and other benefit plans for eligible employees in Canada and internationally. Pension benefits are offered in the form of defined benefit pension plans (generally based on an employee’s length of service and earnings), and in the form of defined contribution pension plans (where the Bank’s contribution is fixed and there is no legal or constructive obligation to pay further amounts). Other benefits include post-retirement health care, dental care and life insurance, along with other long-term employee benefits such as long-term disability benefits.

The employee benefit expenses, and the related benefit obligation are calculated using actuarial methods and certain actuarial assumptions. These assumptions are based on management’s best estimate and are reviewed and approved annually. The most significant assumption is the discount rate used to determine the defined benefit obligation, which is set by reference to the yields on high quality corporate bonds that have durations that match the terms of the Bank’s obligations. Separate discount rates are used to determine the annual benefit expense in Canada and the US. These rates are determined with reference to the yields on high quality corporate bonds with durations that match the various components of the annual benefit expense. The discount rate used to determine the annual benefit expense for all other plans is the same as the rate used to determine the defined benefit obligation. Other key assumptions include future compensation, health care costs, employee turnover, retirement age and mortality. When making these estimates, management considers expectations of future economic trends and business conditions, including inflation rates as well as other factors, such as plan specific experience and best practices.

Actual experience that differs from assumptions made by management will result in a net actuarial gain or loss recognized immediately in other comprehensive income except for other long-term employee benefits where they are recognized in the Consolidated Statement of Income.

Note 28 contains details of the Bank’s employee benefit plans, such as the disclosure of pension and other benefit amounts, management’s key assumptions, and a sensitivity analysis of changes in these assumptions on the employee benefit obligation and expense.

Corporate income taxes

Management exercises judgment in determining the provision for income taxes and deferred income tax assets and liabilities. The provision is based on management’s expectations regarding the income tax consequences of transactions and events during the period. Management interprets the tax legislation for each jurisdiction in which the Bank operates and makes assumptions about the expected timing of the reversal of deferred income tax assets and liabilities. If management’s interpretations of the legislation differ from those of the tax authorities or if the actual timing of the reversals of the deferred income tax assets and liabilities is not as anticipated, the provision for income taxes could increase or decrease in future periods.

The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank’s best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period. It is possible that additional liability and income tax expense could arise in the future, depending on the acceptance of the Bank’s tax positions by the relevant tax authorities in the jurisdictions in which the Bank operates.

Note 27 of the 2022 consolidated financial statements contains further details with respect to the Bank’s provisions for income taxes.

Structured entities

In the normal course of business, the Bank enters arrangements with structured entities on behalf of its customers and for its own purposes. These structured entities can be generally categorized as multi-seller commercial paper conduits, Bank funding vehicles and structured finance entities. Further details are provided in the Off-balance sheet arrangements section on page 67.

Management is required to exercise judgement to determine whether a structured entity should be consolidated. This evaluation involves understanding the arrangements, determining whether decisions about the relevant activities are made by means of voting rights or other contractual arrangements, and determining whether the Bank controls the structured entity.

The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The three elements of control are:

•	power over the investee;

•	exposure, or rights, to variable returns from involvement with the investee; and

•	the ability to use power over the investee to affect the amount of the Bank’s returns.

This definition of control applies to circumstances:

•	when voting rights or similar rights give the Bank power, including situations where the Bank holds less than a majority of voting rights or involving potential voting rights;

•	when an investee is designed so that voting rights are not the dominant factor in deciding who controls the investee (i.e., relevant activities are directed by contractual arrangements);

•	involving agency relationships; and

•	when the Bank has control over specified assets of an investee.

The Bank does not control an investee when it is acting in an agent’s capacity. The Bank assesses whether it is an agent by determining whether it is primarily engaged to act on behalf and for the benefit of another party or parties. Factors that the Bank considers in this assessment include the scope of its decision-making authority over the investee, the rights held by other parties, the remuneration to which it is entitled, and the Bank’s exposure to variability of returns from other interests that it holds in the investee. The analysis uses both qualitative and quantitative analytical techniques and involves the use of a number of assumptions about the business environment in which the structured entity operates and the

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amount and timing of future cash flows. The Bank reassesses whether it controls an investee if facts and circumstances indicate that one or more of the three elements of control change. Management is required to exercise judgement to determine if a change in control event has occurred. During 2022, there were no change in control events that caused the Bank to change its control conclusion of its multi-seller conduits or other structured entities.

As described in Note 15 to the consolidated financial statements and in the discussion of off-balance sheet arrangements, the Bank does not control the two Canadian-based multi-seller conduits that it sponsors and they are not required to be consolidated on the Bank’s Consolidated Statement of Financial Position. The Bank controls its U.S.-based multi-seller conduit and consolidates it on the Bank’s Consolidated Statement of Financial Position.

Goodwill

For impairment testing, goodwill acquired in a business combination is, on the acquisition date, allocated to each of the Bank’s group of cash-generating units (CGU) that are expected to benefit from the particular acquisition. Goodwill is not amortized but tested for impairment annually and when circumstances indicate that the carrying value may be impaired. At each reporting date, goodwill is reviewed to determine whether there is any indication of impairment. Each CGU to which goodwill is allocated for impairment testing reflects the lowest level at which goodwill is monitored for internal management purposes.

The Bank determines the carrying value of the CGU using a regulatory capital approach based on credit, market, operational risks and leverage, consistent with the Bank’s capital attribution for business line performance measurement. An impairment loss is recognized if the carrying amount of a CGU exceeds its recoverable amount. The recoverable amount is the greater of fair value less costs of disposal and value in use. If either fair value less costs of disposal or value in use exceeds the carrying amount, there is no need to determine the other. The recoverable amount for the CGU has been determined using the fair value less costs of disposal method. In arriving at such value an appropriate valuation model is used which considers various factors including normalized net income, price earnings multiples and control premium. These calculations are corroborated by valuation multiples and quoted share prices for publicly traded subsidiaries or other available fair value indicators. An impairment loss, in respect of goodwill, is not reversed.

Significant judgement is applied in determining the recoverable amounts of the CGU and assessing whether certain events or circumstances constitute objective evidence of impairment.

Goodwill was assessed for annual impairment based on the methodology described above as at July 31, 2022, and no impairment was determined to exist. Additionally, there were no impairment indicators noted as of October 31, 2022.

Indefinite life intangible assets

Intangible assets with indefinite useful lives are not amortized but tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Intangible assets are reviewed at each reporting date to determine whether there is any indication of impairment.

The recoverable amount is the greater of fair value less costs of disposal and value in use. If either fair value less costs of disposal or value in use exceeds the carrying amount, there is no need to determine the other. The value in use method is used by the Bank to determine the recoverable amount of the intangible asset. In determining value in use, an appropriate valuation model is used which considers factors such as management-approved cash flow projections, discount rate and terminal growth rate. An impairment loss is recognized if the carrying amount of the intangible asset exceeds its recoverable amount. Impairment losses recognized in prior periods are reassessed at each reporting period for any indication that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the intangible asset’s carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had been recognized.

The recoverable amount is significantly impacted by the discount rate and the terminal value. Significant judgement is applied in determining the intangible asset’s recoverable amount and assessing whether certain events or circumstances constitute objective evidence of impairment.

Intangible assets were assessed for annual impairment based on the methodology described above as at July 31, 2022, and no impairment was determined to exist. Additionally, there were no impairment indicators noted as of October 31, 2022.

Derecognition of financial assets

Financial assets are derecognized when the contractual rights to the cash flows from the asset have expired, which occurs with repayment by the borrower or upon substantial modification of the asset terms. Assets are also derecognized when the Bank transfers the contractual rights to receive the cash flows from the financial asset or has assumed an obligation to pay those cash flows to an independent third-party, and the Bank has transferred substantially all the risks and rewards of ownership of that asset to an independent third-party.

Management must apply judgement in determining whether a modification of the terms of the financial asset is substantial. For loans, this includes the nature of the modification and the extent of changes to terms including interest rate, authorized amount, term, or type of underlying collateral.

Management must also apply judgement in determining, based on specific facts and circumstances, whether the Bank has retained or transferred substantially all the risks and rewards of ownership of the financial asset. Where substantially all the risks and rewards of ownership of the financial asset are neither retained nor transferred, the Bank derecognizes the transferred asset only if it has lost control over that asset. If the Bank retains control over the asset, it will continue to recognize the asset to the extent of its continuing involvement.

Most assets transferred under repurchase agreements, securities lending agreements, securitizations of fully insured Canadian residential mortgages, and securitizations of personal lines of credit, credit cards and auto loans do not qualify for derecognition. The Bank continues to record the transferred assets on the Consolidated Statement of Financial Position as secured financings.

Further information on derecognition of financial assets can be found in Note 14 of the consolidated financial statements.

Provisions

The Bank recognizes a provision if, because of a past event, the Bank has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Probable in this context means more likely than not. Significant judgement is required in determining whether a present obligation exists and in estimating the probability, timing, and amount of any future outflows.

In the ordinary course of business, the Bank and its subsidiaries are routinely defendants in, or parties to a number of pending and threatened legal actions and regulatory proceedings, including actions brought on behalf of various classes of claimants. In view of the inherent difficulty of predicting the outcome of such matters, the Bank cannot state what the eventual outcome of such matters will be.

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Management’s Discussion and Analysis

Legal provisions are established when it becomes probable that the Bank will incur an expense related to a legal action and the amount can be reliably estimated. Such provisions are recorded at the best estimate of the amount required to settle any obligation related to these legal actions as at the balance sheet date, considering the risks and uncertainties surrounding the obligation. Management and internal and external experts are involved in estimating any amounts that may be required. The actual costs of resolving these claims may vary significantly from the amount of the legal provisions. The Bank’s estimate involves significant judgement, given the varying stages of the proceedings, the fact that the Bank’s liability, if any, has yet to be determined and the fact that the underlying matters will change from time to time. As such, there is a possibility that the ultimate resolution of those legal actions may be material to the Bank’s consolidated results of operations for any reporting period.

Future Accounting Developments

The Bank actively monitors developments and changes in accounting standards from the IASB, as well as requirements from the other regulatory bodies, including OSFI. The Bank is currently assessing the impact of adoption of new standards issued by the IASB on its consolidated financial statements and also evaluating the alternative elections available on transition.

Effective November 1, 2023

Insurance contracts

The International Accounting Standards Board issued IFRS 17 Insurance Contracts on May 18, 2017, to replace IFRS 4 Insurance Contracts and is effective for annual periods beginning on or after January 1, 2023. IFRS 17 provides a comprehensive principle-based framework for the recognition, measurement, presentation and disclosure of insurance contracts. The standard is to be applied on a full retrospective basis unless impractical, and then either the modified retrospective or fair value method may be used.

Under IFRS 17, groups of insurance contracts will be measured using current probability-weighted fulfillment cash flows and revenue recognized as the service is provided over the coverage period, based on the three measurement models as applicable: the general measurement model, the variable fee approach and the premium allocation approach.

For groups of contracts that are measured under the general measurement model and the variable fee approach, the contractual service margin will be recognized at initial recognition as a component of the carrying amount of the insurance contracts. Contractual service margin represents unearned profits to be recognized as coverage is provided in future. The premium allocation approach will be applied to short duration contracts and results in insurance revenue being recognized over the coverage period systematically. For all measurement models, if the group of contracts is expected to be onerous, the losses will be recognized immediately.

IFRS 17 will be effective for the Bank from November 1, 2023 and is being implemented as a multi-year project for the Bank’s insurance and reinsurance entities. The project has an established governance structure led by the Executive Steering and Project Operations Committees assisted by a Project Management Office. The committees are comprised of representatives from Finance, Insurance Actuarial Services, Technology and the Insurance Business Operations. The Project involves technology implementation, policy and process changes to support the IFRS 17 processes. The Bank continues to assess and formulate the actuarial and accounting policies under IFRS 17 to quantify the impact of adopting the new standard, including quantification.

Regulatory Developments

The Bank continues to monitor and respond to global regulatory developments relating to a broad spectrum of topics, in order to ensure that control functions and business lines are responsive on a timely basis and business impacts, if any, are minimized. A high-level summary of some of the key regulatory developments that have the potential of impacting the Bank’s operations is included in the Legal and compliance risk section of this MD&A and below, as may be updated by quarterly reports.

Regulatory Initiatives Impacting Financial Services in Canada

On September 22, 2021, Bill 64, Quebec’s Act to Modernize Legislative Provisions respecting the Protection of Personal Information received royal assent. The first series of amendments came into force on September 22, 2022, and the remainder will come into force over the next two years. This law reforms Quebec Act Respecting the Protection of Personal Information in the Private Sector. It is modeled after the initial versions of the EU’s General Data Protection Regulation, and introduced key changes, including increased enforcement powers for the Commission d’accès à l’information, significant new monetary penalties for non-compliance, risk assessments for data transfers outside Quebec, mandatory breach notification and record keeping, and itemized express consent requirements. The Bank has established a project under which it has engaged business stakeholders and key groups to consider the law’s application.

On July 13, 2022, the Office of the Superintendent of Financial Institutions (OSFI) issued Guideline B-13 – Technology and Cyber Risk Management. B-13 applies to all federally regulated financial institutions (FRFIs), which includes the Bank, and establishes expectations with the aim to support FRFIs in developing greater resilience to technology and cyber risks. B-13 is organized into three domains, each of which sets out key components for sound risk management: Governance and Risk Management, Technology Operations and Resilience, and Cyber Security. B-13 will become effective on January 1, 2024. The Bank is currently assessing the impact of this Guideline.

On June 14, 2022, the House of Commons of Canada introduced Bill C-26, the Critical Cyber System Protection Act (CCSP) that will require, among other things, mandatory reporting of cyberattacks against systems of critical importance to Canadian interests. The legislative process regarding Bill C-26 is ongoing. The Bank continues to monitor developments under this Bill.

Bill 96 (Quebec) – Charter of the French language

On June 1, 2022, Bill 96, which provides for material amendments to the Charter of the French Language, received assent and officially became law. Some of the changes took effect immediately, while others will take effect at later dates. The new Charter provides for new administrative obligations for organizations and strengthens the recourses available to employees and members of the general public. The Office québécois de la langue française also has the power to impose much stricter penalties than were previously available. The stated objectives of Bill 96 are, in particular, to strengthen the presence and use of the French language in Quebec, to establish a new Charter of the French Language, and to affirm that the only official language of Quebec is French. The main areas impacted by the new law includes labour and employment matters, the language of contracts, consumer rights, public signage, judicial remedies, and penalties.

The Commodity Futures Trading Commission (CFTC) Position Limit

In October 2020, the CFTC approved final position limit rules for twenty-five commodity derivatives and their linked cash-settled futures, options on futures, and economically equivalent swaps. New position limits for futures and options on futures went into effect January 2022. In January 2023, position limits will also be in effect for economically equivalent swaps. The Bank is on track with the implementation of these rules.

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Disclosure of Climate-Related Matters

On October 18, 2021, the Canadian Securities Administrators (CSA) published for comment Proposed National Instrument 51-107 – Disclosure of Climate Related Matters (the “Proposed Instrument”) and its companion policy, which would introduce specific disclosure requirements regarding climate related matters for most public companies in Canada, including the Bank. The Proposed Instrument is largely consistent with the Task Force on Climate-related Financial Disclosure (the “TCFD Framework”).

The disclosure requirements under the Proposed Instrument are focused on four areas: (i) governance; (ii) strategy; (iii) risk management; and (iv) metrics and targets. The governance and risk management disclosures are mandatory, while the strategy and metrics and targets disclosure would only be required to be disclosed if the information is material.

In addition, although the Proposed Instrument requires issuers to disclose Scope 1, 2 and 3 greenhouse gas emissions (“GHG”) and the related risks, or provide an explanation regarding the reasons for not disclosing such information, the CSA noted that they are also considering an alternative approach, which would require mandatory disclosure of Scope 1 GHG emissions either when that information is material or in all cases, while taking a comply or explain approach to disclosure regarding Scope 2 and 3 GHG emissions.

The CSA specified December 31, 2022, as being the earliest date on which it expected the Proposed Instrument would come into effect.

Further, on October 12, 2022, the CSA published a news release, noting that that they are actively considering the impact of international developments on their proposed climate-related disclosure rule. In particular, the CSA highlighted the United States Securities and Exchange Commission (SEC) and the International Sustainability Standards Board (ISSB) proposals that were issued subsequent to their own proposed rule. The CSA continues to monitor the evolution of these proposals.

The CSA is currently revisiting letters it received on its 2021 proposal that included feedback on the two international proposals, as well as reviewing Canadian stakeholder feedback that was submitted directly to the SEC and ISSB.

The Bank continues to monitor developments in this area and was involved in the industry consultations regarding the Proposed Instrument, including by providing feedback on the CSA’s proposals during the comment period.

Ontario Capital Markets Act

On October 12, 2021, the Government of Ontario published the draft Capital Markets Act (the “CMA”). The CMA, together with the Securities Commission Act (Ontario), if passed into law, is designed to provide the foundation for capital markets regulation and enforcement in Ontario.

The CMA is a response to the recommendations of the Capital Markets Modernization Taskforce contained in its January 22, 2021 final report. The CMA is proposing to adopt a “platform approach” to regulation. This approach establishes the fundamental provisions of capital markets law while leaving detailed requirements to be addressed in the rules, which provides regulatory flexibility and permits the OSC to respond to market developments and new financial products in a timely manner. The CMA, if enacted, will also replace the Securities Act (Ontario) and the Commodity Futures Act (Ontario). Commodity future contracts and commodity futures options will be regulated as derivatives under the CMA. The CMA also introduces changes that harmonize Ontario’s regime with other Canadian jurisdictions.

The Bank continues to monitor developments regarding the draft legislation, and participated in the industry consultation on responding to the CMA proposals.

Interest Rate Benchmark Reform

Major interest rate benchmark reviews have been undertaken globally to either reform or phase out certain interbank offered rates (IBORs), including the Canadian Dollar Offered Rate (CDOR). As an alternative to IBORs, the regulators have recommended markets begin adopting alternative risk-free rates (RFRs). Further to previous announcements by various regulators, the publication of GBP, JPY, CHF, and EUR LIBORs ceased after December 31, 2021, while most of the USD LIBOR tenors (i.e., overnight, one-month, three-month, six-month and 12-month tenors) continue to be published until June 30, 2023.

The Federal Reserve Board and other US agencies have encouraged banks to transition away from USD LIBOR and cease entering into new contracts after December 31, 2021, to facilitate an orderly transition. Similarly, OSFI stated that Federally Regulated Financial Institutions (FRFIs) should not enter new transactions using USD LIBOR as a reference rate after December 31, 2021. The Bank’s Transition Program continues to focus its efforts on the transition of products referencing USD LIBOR and ensuring the Bank is not building its exposure to USD LIBOR, except as permitted by the regulators.

On March 15, 2022, the U.S. Federal LIBOR legislation was signed into law establishing a framework for the replacement of USD LIBOR as the benchmark interest rate in existing contracts lacking effective fallback provisions that are difficult to amend before the cessation.

On May 16, 2022, Refinitiv Benchmark Services (UK) Limited (RBSL), the administrator of CDOR, announced the cessation of the publication of one-month, two-month, and three-month CDOR tenors after June 28, 2024, and this was authorized by the Ontario Securities Commission and the Autorité des marchés financiers. This announcement provides certainty regarding the future of one-month, two month, and three-month CDOR tenors and serves to set the fixed spread adjustment that will be used in industry standard fallback provisions for both derivative and cash products.

The Canadian Alternative Reference Rate (CARR) committee has published a detailed transition roadmap with milestones to guide market participants on the transition away from CDOR across all product types. The CARR also confirmed the intention to move forward with the development of forward-looking Term Canadian Overnight Repo Rate Average (CORRA) which is expected to become available in Q3 2023. OSFI has also set out expectations for FRFIs, with transactions linked to CDOR, to transition to new reference rates prior to the cessation date. The Bank’s Transition Program has updated its project plans to align to the CDOR transition roadmap and milestones published by CARR and ensure alignment with OSFI’s expectations for FRFIs.

2022 Proposed Canadian Federal Tax Measures

On August 9, 2022, the Department of Finance released draft legislative proposals relating to tax measures announced in the Federal Budget on April 7, 2022. These tax measures include the Canada Recovery Dividend (“CRD”) under which the Bank will pay a one-time 15% tax on “taxable income” in excess of $1 billion, as well as an increase of 1.5% to the Bank’s corporate income tax rate on its future taxable income above $100 million. The draft legislation provided more detail on the basis for the CRD, including that “taxable income” will be based on the average taxable income for the 2020 and 2021 taxation years. The CRD will be payable in equal amounts over five years.

On November 4, 2022, the Fall Economic Statement Implementation Act (Bill C-32) containing these measures was introduced into the legislature for the first reading. On November 22, 2022, Bill C-32 completed its second legislative reading.

The impact of these proposed tax measures has not been recognized in the Bank’s financial results as at October 31, 2022 as they are not substantively enacted, which would only occur after the third legislative reading. Once substantively enacted, an income tax expense will be recognized in the Bank’s Consolidated Statement of Income for the entire CRD obligation. The CRD payable is estimated at approximately $640 million.

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Management’s Discussion and Analysis

Interim arrangements for the regulatory capital and liquidity treatment of cryptoasset exposures

In August 2022, OSFI issued an advisory, interim arrangements for the regulatory capital and liquidity treatment of cryptoasset exposures, which aims to ensure that banks apply a conservative treatment and set prudent limits in relation to their cryptoasset exposures. Through this interim arrangement, OSFI expects that banks adopt a cautious approach to using cryptoassets and remain vigilant regarding the risks involved. The requirements within the interim guidance are not material to the Bank.

The interim guidance is effective in the second quarter of 2023. The Bank has plans in place to meet the requirements by its effective date.

Assurance on capital, leverage and liquidity returns

In November 2022, OSFI issued a Guideline, Assurance on Capital, Leverage and Liquidity Returns Guideline for federally regulated deposit taking institutions. The guideline focuses on enhancing and aligning assurance expectations given the increasing complexity arising from the evolving regulatory reporting framework, particularly changes resulting from the Basel III reforms.

OSFI has broadened its expectations for external audits of key regulatory ratios including related controls and processes and has provided clarification on the factors to be considered in the determination of materiality. Areas of senior management attestation and internal audit opinion are also covered. The Guideline is effective for internal audits commencing 2023. Senior management attestation and review are effective quarterly, commencing fiscal 2024, and annual assurance expectations from external audits are required for the fiscal 2025 year-end reporting.

Related Party Transactions

Compensation of key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly, and comprise the directors of the Bank, the President and Chief Executive Officer, certain direct reports of the President and Chief Executive Officer and Group Heads.

T59  Compensation of the Bank key management personnel

For the year ended October 31 ($ millions)	2022	2021
Salaries and cash incentives(1)	$24	$21
Equity-based payment(2)	36	30
Pension and other benefits(1)	4	3
Total	$64	$54

(1)	Expensed during the year.
(2)	Awarded during the year.

Directors can use some or all of their director fees earned to buy common shares of the Bank at market rates through the Director’s Share Purchase Plan. Non-officer directors may elect to receive all or a portion of their fees in the form of deferred stock units which vest immediately. Refer to Note 26 – Share-based payments for further details of these plans.

T60  Loans and deposits of key management personnel

Loans are currently granted to key management personnel at market terms and conditions.

As at October 31 ($ millions)	2022	2021
Loans	$11	$11
Deposits	$5	$5

The Bank’s committed credit exposure to companies controlled by directors totaled $264.0 million as at October 31, 2022 (October 31, 2021 – $252.8 million) while actual utilized accounts were $188.4 million (October 31, 2021 – $189.6 million).

Transactions with associates and joint ventures

In the ordinary course of business, the Bank provides normal banking services and enters into transactions with its associated and other related corporations on terms similar to those offered to non-related parties. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Bank and its associated companies and joint ventures also qualify as related party transactions and are as follows:

T61  Transactions with associates and joint ventures

As at and for the year ended October 31 ($ millions)	2022	2021
Net income / (loss)	$(29)	$(85)
Loans	205	191
Deposits	286	229
Guarantees and commitments	$96	$154

Scotiabank principal pension plan

The Bank manages assets of $4.9 billion (October 31, 2021 – $4.7 billion) which is a portion of the Scotiabank principal pension plan assets and earned $6.4 million (October 31, 2021 – $6.6 million) in fees.

Oversight and governance

The oversight responsibilities of the Audit and Conduct Review Committee (ACRC) with respect to related party transactions include reviewing policies and practices for identifying transactions with related parties that may materially affect the Bank, and reviewing the procedures for ensuring compliance with the Bank Act for related party transactions. The Bank Act requirements encompass a broader definition of related party transactions than is set out in IFRS. The Bank has various procedures in place to ensure that related party information is identified and reported to the ACRC on a semi-annual basis. The ACRC is provided with detailed reports that reflect the Bank’s compliance with its established procedures.

The Bank’s Internal Audit department carries out audit procedures as necessary to provide the ACRC with reasonable assurance that the Bank’s policies and procedures to identify, authorize and report related party transactions are appropriately designed and operating effectively.

116  |  2022 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Supplementary Data

Supplementary Data

Geographic Information

T62  Net income by geographic segment

	2022									2021

For the fiscal years ($ millions)	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other Inter- national	Total	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other Inter- national	Total
Net interest income	$9,827	$945	$1,736	$1,171	$1,604	$631	$1,436	$765	$18,115	$9,182	$742	$1,668	$1,186	$1,507	$692	$1,345	$639	$16,961
Non-interest income	8,149	1,103	748	422	538	388	719	1,234	13,301	9,190	953	714	531	666	383	664	1,190	14,291
Provision for credit losses	180	(13)	232	342	221	216	175	29	1,382	255	(33)	334	586	205	195	221	45	1,808
Non-interest expenses	9,928	1,040	1,223	628	870	682	1,335	1,396	17,102	9,627	915	1,202	662	943	682	1,343	1,244	16,618
Income tax expense	1,697	260	196	173	95	39	150	148	2,758	1,909	120	184	104	204	80	103	167	2,871
Net income	6,171	761	833	450	956	82	495	426	10,174	6,581	693	662	365	821	118	342	373	9,955
Net income attributable to non-controlling interests in subsidiaries	1	–	19	6	104	35	93	–	258	(10)	–	14	2	200	48	77	–	331
Net income attributable to equity holders of the Bank	$6,170	$761	$814	$444	$852	$47	$402	$426	$9,916	$6,591	$693	$648	$363	$621	$70	$265	$373	$9,624
Adjustments(1)	511	–	1	6	20	1	4	31	574	169	–	–	6	20	–	4	5	204
Adjusted net income (loss) attributable to equity holders of the Bank(1)	$6,681	$761	$815	$450	$872	$48	$406	$457	$10,490	$6,760	$693	$648	$369	$641	$70	$269	$378	$9,828

(1)	Refer to Non-GAAP Measures starting on page 17.

T63  Loans and acceptances by geography

As at October 31 ($ billions)	2022	2021
Canada
Atlantic provinces	$24.4	$21.6
Quebec	38.8	34.3
Ontario	277.5	246.9
Manitoba and Saskatchewan	22.2	19.6
Alberta	56.4	53.5
British Columbia	93.3	81.8
	512.6	457.7
U.S.	69.5	43.4
Mexico	40.1	31.7
Peru	22.5	19.4
Chile	51.3	45.0
Colombia	11.0	12.0
Other International
Latin America	15.8	11.1
Europe	10.9	9.1
Caribbean and Central America	23.9	20.6
Asia and Other	12.2	13.0
	62.8	53.8
	$769.8	$663.0
Total allowance for credit losses	(5.3)	(5.7)
Total loans and acceptances net of allowance for credit losses	$764.5	$657.3

T64  Gross impaired loans by geographic segment

As at October 31 ($ millions)	2022	2021
Canada	$1,054	$1,090
U.S.	–	24
Mexico	1,020	758
Peru	761	699
Chile	740	512
Colombia	301	418
Other International	910	955
Total	$4,786	$4,456

2022 Scotiabank Annual Report  |  117

Management’s Discussion and Analysis

T65  Provision against impaired financial instruments by geographic segment

For the fiscal years ($ millions)	2022	2021
Canada	$548	$705
U.S.	12	2
Mexico	205	450
Peru	255	1,061
Chile	237	181
Colombia	227	522
Other International	210	385
Total	$1,694	$3,306

T66  Cross-border exposure to select countries(1)

As at October 31 ($ millions)	Loans	Trade	Interbank deposits	Government and other securities	Investment in subsidiaries and affiliates	Other	2022 Total	2021 Total
Asia
China	$976	$718	$454	$1,042	$81	$27	$3,298	$4,308
India	873	11	–	–	–	7	891	1,536
Singapore	4,085	–	145	–	–	43	4,273	4,059
Hong Kong	1,449	82	30	41	–	9	1,611	1,540
Japan	283	98	7	4,529	–	74	4,991	4,765
Others(2)	480	21	65	–	133	10	709	1,009
Total	$8,146	$930	$701	$5,612	$214	$170	$15,773	$17,217
Latin America
Chile	$3,323	$1,446	$3,694	$198	$6,142	$22	$14,825	$13,494
Mexico	6,625	166	–	627	5,970	35	13,423	10,147
Brazil	13,315	1,549	–	–	773	18	15,655	9,721
Peru	3,969	36	–	113	4,931	53	9,102	7,396
Colombia	2,644	341	–	233	904	3	4,125	4,686
Others(3)	123	7	–	–	478	–	608	577
Total	$29,999	$3,545	$3,694	$1,171	$19,198	$131	$57,738	$46,021
Caribbean and Central America
Panama	$4,961	$199	$112	$148	$205	$–	$5,625	$4,680
Costa Rica	1,051	46	–	–	1,137	5	2,239	2,139
Dominican Republic	1,244	119	–	–	907	–	2,270	1,899
Others(4)	881	93	–	–	1,473	1	2,448	2,350
Total	$8,137	$457	$112	$148	$3,722	$6	$12,582	$11,068
As at October 31, 2022	$46,282	$4,932	$4,507	$6,931	$23,134	$307	$86,093
As at October 31, 2021	$37,726	$5,794	$3,445	$6,509	$19,706	$1,126	$74,306

(1)	Cross-border exposure represents a claim, denominated in a currency other than the local one, against a borrower in a foreign country on the basis of ultimate risk.
(2)	Includes Indonesia, Macau, Malaysia, South Korea, Thailand and Taiwan.
(3)	Includes Venezuela and Uruguay.
(4)	Includes other Caribbean countries, such as Bahamas, Barbados, Jamaica, Trinidad & Tobago, and Turks & Caicos.

118  |  2022 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Supplementary Data

Credit Risk

T67  Loans and acceptances by type of borrower

As at October 31 ($ billions)	2022	2021
Residential mortgages	$349.3	$319.7
Personal loans	99.4	91.5
Credit cards	14.5	12.5
Personal	$463.2	$423.7
Financial services
Non-bank	$35.2	$29.4
Bank(1)	4.2	4.4
Wholesale and retail	34.3	26.8
Real estate and construction	60.9	44.8
Energy	9.2	10.0
Transportation	9.3	9.3
Automotive	14.6	10.3
Agriculture	19.8	15.8
Hospitality and leisure	4.0	4.1
Mining	6.2	4.3
Metals	2.8	2.4
Utilities	27.1	18.9
Health care	7.2	5.5
Technology and media	25.3	15.9
Chemicals	2.4	1.5
Food and beverage	11.8	9.8
Forest products	2.5	2.0
Other(2)	23.6	18.7
Sovereign(3)	6.2	5.4
Business and government	$306.6	$239.3
	$769.8	$663.0
Total allowance for credit losses	(5.3)	(5.7)
Total loans and acceptances net of allowance for credit losses	$764.5	$657.3

(1)	Deposit taking institutions and securities firms.
(2)	Other includes $6.4 billion in wealth management, $2.5 billion in services and $1.0 billion in financing products (2021 – $6.3, $2.6, and $1.3 respectively).
(3)	Includes central banks, regional and local governments, supra-national agencies.

T68  Off-balance sheet credit instruments

As at October 31 ($ billions)	2022	2021
Commitments to extend credit(1)	$267.7	$239.8
Standby letters of credit and letters of guarantee	42.0	37.3
Securities lending, securities purchase commitments and other	54.5	61.8
Total	$364.2	$338.9

(1)	Excludes commitments which are unconditionally cancellable at the Bank’s discretion at any time.

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Management’s Discussion and Analysis

T69  Changes in net impaired loans

For the fiscal years ($ millions)	2022	2021
Gross impaired loans
Balance at beginning of year	$4,456	$5,053
Net additions
New additions	5,277	6,646
Acquisition-related	–	–
Declassifications	(1,353)	(1,458)
Payments	(1,445)	(1,450)
Sales	(53)	(31)
	2,426	3,707
Write-offs
Residential mortgages	(73)	(111)
Personal loans	(1,116)	(1,833)
Credit cards	(791)	(1,543)
Business and government	(318)	(414)
	(2,298)	(3,901)
Foreign exchange and other	202	(403)
Balance at end of year	$4,786	$4,456
Allowance for credit losses on financial instruments
Balance at beginning of year	$1,655	$1,957
Provision for credit losses	1,678	3,306
Write-offs	(2,298)	(3,901)
Recoveries
Residential mortgages	28	27
Personal loans	253	274
Credit cards	179	203
Business and government	112	39
	572	543
Foreign exchange and other	28	(250)
Balance at end of year	$1,635	$1,655
Net impaired loans
Balance at beginning of year	$2,801	$3,096
Net change in gross impaired loans	330	(597)
Net change in allowance for credit losses on impaired financial instruments	20	302
Balance at end of year	$3,151	$2,801

T70  Provision for credit losses

For the fiscal years ($ millions)	2022	2021
New provisions	$2,361	$3,912
Reversals	(95)	(63)
Recoveries	(572)	(543)
Provision for credit losses on impaired financial instruments	1,694	3,306
Provision for credit losses – performing financial instruments	(312)	(1,498)
Total Provision for credit losses	$1,382	$1,808

120  |  2022 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Supplementary Data

T71  Provision for credit losses against impaired financial instruments by type of borrower

For the fiscal years ($ millions)	2022	2021
Residential mortgages	$49	$117
Personal loans	766	1,429
Credit cards	601	1,361
Personal	1,416	2,907
Financial services
Non-bank	20	2
Bank	–	–
Wholesale and retail	22	126
Real estate and construction	84	51
Energy	(29)	15
Transportation	23	25
Automotive	(3)	1
Agriculture	37	24
Hospitality and leisure	13	7
Mining	12	–
Metals	(6)	31
Utilities	34	6
Health care	7	10
Technology and media	15	17
Chemicals	10	1
Food and beverage	13	19
Forest products	14	28
Other	8	35
Sovereign	4	1
Business and government	278	399
Provision for credit losses on impaired financial instruments	$1,694	$3,306

T72  Impaired loans by type of borrower

	2022			2021

As at October 31 ($ millions)	Gross	Allowance for credit losses	Net	Gross	Allowance for credit losses	Net
Residential mortgages	$1,386	$406	$980	$1,331	$374	$957
Personal loans	848	551	297	833	626	207
Credit cards	–	–	–	–	–	–
Personal	$2,234	$957	$1,277	$2,164	$1,000	$1,164
Financial services
Non-bank	142	22	120	34	6	28
Bank	1	–	1	2	2	–
Wholesale and retail	484	215	269	473	209	264
Real estate and construction	491	98	393	339	67	272
Energy	59	12	47	86	18	68
Transportation	89	38	51	79	21	58
Automotive	18	9	9	36	20	16
Agriculture	196	72	124	207	72	135
Hospitality and leisure	87	15	72	85	7	78
Mining	39	9	30	21	2	19
Metals	70	17	53	96	35	61
Utilities	93	9	84	129	4	125
Health care	53	26	27	68	25	43
Technology and media	37	13	24	58	20	38
Chemicals	88	12	76	6	3	3
Food and beverage	97	30	67	91	34	57
Forest products	79	13	66	94	25	69
Other	182	63	119	166	81	85
Sovereign	247	5	242	222	4	218
Business and government	$2,552	$678	$1,874	$2,292	$655	$1,637
Total	$4,786	$1,635	$3,151	$4,456	$1,655	$2,801

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Management’s Discussion and Analysis

T73  Total credit risk exposures by geography(1)(2)

	2022					2021

	Non-Retail

As at October 31 ($ millions)	Drawn	Undrawn	Other exposures(3)	Retail	Total	Total
Canada	$156,406	$61,842	$40,971	$450,830	$710,049	$639,748
U.S.	146,109	50,517	51,046	–	247,672	194,424
Chile	26,836	1,326	4,968	27,398	60,528	54,777
Mexico	30,353	1,522	3,283	15,635	50,793	38,422
Peru	17,768	1,126	3,240	10,042	32,176	28,152
Colombia	6,457	384	956	5,494	13,291	14,446
Other International
Europe	21,158	7,459	17,539	–	46,156	47,179
Caribbean and Central America	16,869	1,475	1,088	12,625	32,057	27,673
Latin America (other)	16,810	1,336	1,905	839	20,890	14,080
Other	23,387	5,208	5,475	18	34,088	35,104
Total	$462,153	$132,195	$130,471	$522,881	$1,247,700	$1,094,005
As at October 31, 2021	$385,912	$117,213	$119,923	$470,957	$1,094,005

(1)	Geographic segmentation is based upon the location of the ultimate risk of the credit exposure. Includes all credit risk portfolios and excludes equities and other assets.
(2)	Amounts represent exposure at default.
(3)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, derivatives, securitization and repo-style transactions after collateral.

T74  AIRB credit risk exposures by maturity(1)(2)

	2022				2021

Residual maturity as at October 31 ($ millions)	Drawn	Undrawn	Other exposures(3)	Total	Total
Non-retail
Less than 1 year	$192,745	$40,213	$82,363	$315,321	$290,050
One to 5 years	175,369	83,342	32,514	291,225	230,974
Over 5 years	32,765	5,701	7,170	45,636	26,540
Total non-retail	$400,879	$129,256	$122,047	$652,182	$547,564
Retail
Less than 1 year	$29,398	$26,649	$–	$56,047	$49,980
One to 5 years	267,711	–	–	267,711	249,195
Over 5 years	16,917	–	–	16,917	16,230
Revolving credits(4)	40,646	30,417	–	71,063	64,490
Total retail	$354,672	$57,066	$–	$411,738	$379,895
Total	$755,551	$186,322	$122,047	$1,063,920	$927,459
As at October 31, 2021	$650,553	$164,743	$112,163	$927,459

(1)	Remaining term to maturity of the credit exposure. Includes all credit risk portfolios and excludes equity securities and other assets.
(2)	Exposure at default, before credit risk mitigation.
(3)	Off-balance sheet lending instruments, such as letters of credit, letters of guarantee, securitization, derivatives and repo-style transactions after collateral.
(4)	Credit cards and lines of credit with unspecified maturity.

122  |  2022 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Supplementary Data

T75  Total credit risk exposures and risk-weighted assets

	2022						2021

	AIRB		Standardized(1)(2)		Total		Total

As at October 31 ($ millions)	Exposure at Default(3)	Risk- weighted assets	Exposure at Default(3)	Risk- weighted assets	Exposure at Default(3)	Risk- weighted assets	Exposure at Default(3)	Risk- weighted assets
Non-retail
Corporate
Drawn	$232,256	$94,564	$48,804	$45,921	$281,060	$140,485	$224,042	$128,055
Undrawn	123,347	42,942	2,879	2,877	126,226	45,819	111,775	42,781
Other(4)	60,522	12,910	2,716	2,705	63,238	15,615	62,337	14,905
	416,125	150,416	54,399	51,503	470,524	201,919	398,154	185,741
Bank
Drawn	16,812	3,039	3,752	3,011	20,564	6,050	18,785	5,260
Undrawn	4,739	1,153	26	26	4,765	1,179	4,677	1,041
Other(4)	8,404	951	7	7	8,411	958	8,495	925
	29,955	5,143	3,785	3,044	33,740	8,187	31,957	7,226
Sovereign
Drawn	151,811	4,203	8,718	608	160,529	4,811	143,085	4,665
Undrawn	1,170	66	34	35	1,204	101	761	72
Other(4)	3,561	135	213	213	3,774	348	1,178	53
	156,542	4,404	8,965	856	165,507	5,260	145,024	4,790
Total Non-retail
Drawn	400,879	101,806	61,274	49,540	462,153	151,346	385,912	137,980
Undrawn	129,256	44,161	2,939	2,938	132,195	47,099	117,213	43,894
Other(4)	72,487	13,996	2,936	2,925	75,423	16,921	72,010	15,883
	$602,622	$159,963	$67,149	$55,403	$669,771	$215,366	$575,135	$197,757
Retail
Retail residential mortgages
Drawn	$283,079	$22,766	$63,054	$25,499	$346,133	$48,265	$316,272	$40,572
	283,079	22,766	63,054	25,499	346,133	48,265	316,272	40,572
Secured lines of credit
Drawn	21,879	3,278	–	–	21,879	3,278	20,278	2,938
Undrawn	22,435	879	–	–	22,435	879	19,984	897
	44,314	4,157	–	–	44,314	4,157	40,262	3,835
Qualifying retail revolving exposures
Drawn	16,018	9,166	–	–	16,018	9,166	14,415	7,958
Undrawn	30,417	3,247	–	–	30,417	3,247	27,356	3,111
	46,435	12,413	–	–	46,435	12,413	41,771	11,069
Other retail
Drawn	33,696	19,726	47,242	34,820	80,938	54,546	68,972	44,186
Undrawn/Other	4,214	1,958	847	636	5,061	2,594	3,680	1,706
	37,910	21,684	48,089	35,456	85,999	57,140	72,652	45,892
Total retail
Drawn	354,672	54,936	110,296	60,319	464,968	115,255	419,937	95,654
Undrawn/Other	57,066	6,084	847	636	57,913	6,720	51,020	5,714
	$411,738	$61,020	$111,143	$60,955	$522,881	$121,975	$470,957	$101,368
Securitization exposures	23,302	4,043	4,233	1,366	27,535	5,409	20,965	4,353
Trading derivatives	26,258	4,645	1,255	1,246	27,513	5,891	26,948	6,671
CVA derivatives	–	6,422	–	–	–	6,422	–	3,957
Subtotal	$1,063,920	$236,093	$183,780	$118,970	$1,247,700	$355,063	$1,094,005	$314,106
Equities	5,292	5,209	–	–	5,292	5,209	4,563	4,436
Other assets(5)	–	–	81,111	27,312	81,111	27,312	61,737	28,054
Total credit risk, before scaling factor	$1,069,212	$241,302	$264,891	$146,282	$1,334,103	$387,584	$1,160,305	$346,596
Add-on for 6% scaling factor(6)	–	13,850	–	–	–	13,850	–	12,186
Total credit risk	$1,069,212	$255,152	$264,891	$146,282	$1,334,103	$401,434	$1,160,305	$358,782

(1)	Portfolios under the Standardized Approach are reported net of specific allowances for credit losses and net of collateral amounts treated under the Comprehensive Approach.
(2)	During the year, certain small business loans were reclassified from non-retail to retail based on regulatory definitions. Prior period has not been restated.
(3)	Outstanding amount for on-balance sheet exposures and loan equivalent amount for off-balance sheet exposures, before credit risk mitigation.
(4)	Other exposures include off-balance sheet lending instruments, such as letters of credit, letters of guarantee, non-trading derivatives and repo-style exposures, after collateral.
(5)	Other assets include amounts related to central counterparties.
(6)	Basel Committee imposed a scaling factor (6%) on risk-weighted assets for Internal Ratings-Based credit risk portfolios.

2022 Scotiabank Annual Report  |  123

Management’s Discussion and Analysis

Revenues and Expenses

T76  Volume/rate analysis of change in net interest income

	Increase (decrease) due to change in: 2022 versus 2021			Increase (decrease) due to change in: 2021 versus 2020

($ millions)	Average volume	Average rate	Net change	Average volume	Average rate	Net change
Net interest income
Total earning assets	$2,607	$5,965	$8,572	$(545)	$(4,181)	$(4,726)
Total interest-bearing liabilities	902	6,516	7,418	284	(4,651)	(4,367)
Change in net interest income	$1,705	$(551)	$1,154	$(829)	$470	$(359)
Assets

Deposits with banks	$15	$635	$650	$60	$(292)	$(232)
Trading assets	(9)	490	481	53	(201)	(148)
Securities purchased under resale agreements	33	248	281	(19)	(89)	(108)
Investment securities	64	865	929	(193)	(227)	(420)
Loans:
Residential mortgages	1,173	663	1,836	886	(796)	90
Personal loans	195	490	685	(266)	(730)	(996)
Credit cards	55	(50)	5	(602)	(292)	(894)
Business and government	1,081	2,624	3,705	(464)	(1,554)	(2,018)
Total loans	2,504	3,727	6,231	(446)	(3,372)	(3,818)
Total earning assets	$2,607	$5,965	$8,572	$(545)	$(4,181)	$(4,726)

Liabilities

Deposits:
Personal	$61	$953	$1,014	$194	$(1,419)	$(1,225)
Business and government	705	4,472	5,177	34	(2,798)	(2,764)
Banks	53	85	138	(38)	(239)	(277)
Total deposits	819	5,510	6,329	190	(4,456)	(4,266)
Obligations related to securities sold under repurchase agreements	1	166	167	(32)	(65)	(97)
Subordinated debentures	33	57	90	(24)	(36)	(60)
Other interest-bearing liabilities	49	783	832	150	(94)	56
Total interest-bearing liabilities	$902	$6,516	$7,418	$284	$(4,651)	$(4,367)

T77  Provision for income and other taxes

For the fiscal years ($ millions)	2022	2021	2022 versus 2021
Income taxes
Income tax expense	$2,758	$2,871	(3.9)%

Other taxes
Payroll taxes	458	407	12.5
Business and capital taxes	541	511	5.9
Harmonized sales tax and other	479	404	18.6
Total other taxes	1,478	1,322	11.8
Total income and other taxes(1)	$4,236	$4,193	1.0%
Net income before income taxes	$12,932	$12,826	0.8%
Effective income tax rate (%)(2)	21.3	22.4	(1.1)
Total tax rate (%)(3)	29.4	29.6	(0.2)

(1)	Comprising $2,782 of Canadian taxes (2021 – $2,754) and $1,454 of foreign taxes (2021 – $1,439).
(2)	Refer to Glossary on page 133 for the description of the measure.
(3)	Total income and other taxes as a percentage of net income before income and other taxes.

124  |  2022 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Supplementary Data

T78  Assets under administration and management(1)

($ billions)	2022	2021
Assets under administration
Personal
Retail brokerage	$192.4	$201.0
Investment management and trust	162.7	144.7
	355.1	345.7
Mutual funds	198.8	225.2
Institutional	87.7	82.0
Total	$641.6	$652.9

Assets under management
Personal	$76.7	$76.3
Mutual funds	184.1	206.9
Institutional	50.3	62.6
Total	$311.1	$345.8

(1)	Refer to Glossary on page 133 for the description of the measure.

T79  Changes in assets under administration and management(1)

As at October 31 ($ billions)	2022	2021
Assets under administration
Balance at beginning of year	$652.9	$556.9
Net inflows (outflows)	20.0	31.0
Impact of market changes, including foreign currency translation	(31.3)	65.0
Balance at end of year	$641.6	$652.9

(1)	Refer to Glossary on page 133 for the description of the measure.

As at October 31 ($ billions)	2022	2021
Assets under management
Balance at beginning of year	$345.8	$289.8
Net inflows (outflows)	(4.3)	9.5
Impact of market changes, including foreign currency translation	(30.4)	46.5
Balance at end of year	$311.1	$345.8

T80  Fees paid to the shareholders’ auditors

For the fiscal years ($ millions)	2022	2021
Audit services	$31.6	$25.9
Audit-related services	2.6	2.1
Tax services outside of the audit scope	–	–
Other non-audit services	0.4	0.4
Total	$34.6	$28.4

2022 Scotiabank Annual Report  |  125

Management’s Discussion and Analysis

Selected Quarterly Information

T81  Selected quarterly information

	2022				2021

As at and for the quarter ended	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating results ($ millions)
Net interest income	4,622	4,676	4,473	4,344	4,217	4,217	4,176	4,351
Non-interest income	3,004	3,123	3,469	3,705	3,470	3,540	3,560	3,721
Total revenue	7,626	7,799	7,942	8,049	7,687	7,757	7,736	8,072
Provision for credit losses	529	412	219	222	168	380	496	764
Non-interest expenses	4,529	4,191	4,159	4,223	4,271	4,097	4,042	4,208
Income tax expense	475	602	817	864	689	738	742	702
Net income	2,093	2,594	2,747	2,740	2,559	2,542	2,456	2,398
Net income attributable to common shareholders	1,949	2,504	2,595	2,608	2,411	2,426	2,289	2,265
Operating performance
Basic earnings per share ($)	1.64	2.10	2.16	2.15	1.98	2.00	1.89	1.87
Diluted earnings per share ($)	1.63	2.09	2.16	2.14	1.97	1.99	1.88	1.86
Return on equity (%)(1)	11.9	15.3	16.2	15.8	14.8	15.0	14.8	14.2
Return on tangible common equity (%)(2)	15.0	19.2	20.4	19.9	18.7	19.1	18.9	18.3
Productivity ratio (%)(1)	59.4	53.7	52.4	52.5	55.6	52.8	52.2	52.1
Net interest margin (%)(2)	2.18	2.22	2.23	2.16	2.17	2.23	2.26	2.27
Financial position information ($ billions)
Cash and deposits with financial institutions	65.9	67.7	85.9	99.1	86.3	75.9	52.0	89.5
Trading assets	113.2	118.6	133.6	152.9	146.3	141.1	144.2	141.8
Loans	745.0	713.4	689.7	667.3	637.0	627.7	608.2	603.6
Total assets	1,349.4	1,292.1	1,288.5	1,245.5	1,184.8	1,163.4	1,125.2	1,164.1
Deposits	916.2	879.6	876.6	851.0	797.3	794.4	756.7	769.0
Common equity	65.1	65.0	64.8	66.2	64.8	64.7	63.5	63.4
Preferred shares and other equity instruments	8.1	7.1	5.6	5.6	6.0	5.3	4.5	5.3
Assets under administration(1)	641.6	630.1	640.2	651.2	652.9	636.4	622.8	598.1
Assets under management(1)	311.1	319.6	326.2	345.3	345.8	340.8	328.7	311.7
Capital and liquidity measures
Common Equity Tier 1 (CET1) capital ratio (%)	11.5	11.4	11.6	12.0	12.3	12.2	12.3	12.2
Tier 1 capital ratio (%)	13.2	13.0	12.8	13.4	13.9	13.7	13.6	13.6
Total capital ratio (%)	15.3	15.0	15.0	15.1	15.9	15.7	15.7	15.7
Total loss absorbing capacity (TLAC) ratio (%)	27.4	28.4	30.1	28.3	27.8	25.3	24.2	23.3
Leverage ratio (%)	4.2	4.2	4.2	4.4	4.8	4.8	4.7	4.7
TLAC Leverage ratio (%)	8.8	9.3	9.8	9.4	9.6	8.8	8.3	8.0
Risk-weighted assets ($ billions)	462.4	452.8	445.3	433.7	416.1	414.2	404.7	406.8
Liquidity coverage ratio (LCR) (%)	119	122	125	123	124	123	129	129
Net stable funding ratio (NSFR) (%)	111	109	109	108	110	112	112	115
Credit quality
Net impaired loans ($ millions)	3,151	2,695	2,660	2,812	2,801	2,976	3,178	3,285
Allowance for credit losses ($ millions)(3)	5,499	5,295	5,375	5,583	5,731	6,232	6,893	7,810
Gross impaired loans as a % of loans and acceptances(1)	0.62	0.58	0.60	0.64	0.67	0.73	0.81	0.84
Net impaired loans as a % of loans and acceptances(1)	0.41	0.36	0.37	0.41	0.42	0.46	0.50	0.52
Provision for credit losses as a % of average net loans and acceptances (annualized)(1)(4)	0.28	0.22	0.13	0.13	0.10	0.24	0.33	0.49
Provision for credit losses on impaired loans as a % of average net loans and acceptances (annualized)(1)(4)	0.26	0.21	0.24	0.24	0.31	0.53	0.80	0.49
Net write-offs as a % of average net loans and acceptances (annualized)(1)	0.24	0.21	0.25	0.27	0.34	0.62	0.76	0.43
Adjusted results(2)
Adjusted net income ($ millions)	2,615	2,611	2,765	2,758	2,716	2,560	2,475	2,418
Adjusted diluted earnings per share ($)	2.06	2.10	2.18	2.15	2.10	2.01	1.90	1.88
Adjusted return on equity (%)	15.0	15.4	16.4	15.9	15.6	15.1	14.9	14.4
Adjusted return on tangible common equity (%)	18.7	19.2	20.4	19.8	19.6	19.1	18.9	18.3
Adjusted productivity ratio (%)	53.7	53.4	52.1	52.2	52.8	52.5	51.9	51.8
Common share information
Closing share price ($) (TSX)	65.85	78.01	81.35	91.56	81.14	77.87	78.27	68.20
Shares outstanding (millions)
Average – Basic	1,192	1,195	1,199	1,211	1,215	1,215	1,213	1,212
Average – Diluted	1,199	1,203	1,201	1,230	1,224	1,223	1,223	1,237
End of period	1,191	1,193	1,198	1,204	1,215	1,215	1,214	1,212
Dividends paid per share ($)	1.03	1.03	1.00	1.00	0.90	0.90	0.90	0.90
Dividend yield (%)(1)	5.7	5.2	4.5	4.6	4.5	4.5	4.9	5.7
Market capitalization ($ billions) (TSX)	78.5	93.1	97.4	110.3	98.6	94.6	95.0	82.7
Book value per common share ($)(1)	54.68	54.52	54.13	54.94	53.28	53.26	52.29	52.28
Market value to book value multiple(1)	1.2	1.4	1.5	1.7	1.5	1.5	1.5	1.3
Price to earnings multiple (trailing 4 quarters)(1)	8.2	9.3	9.8	11.4	10.5	10.8	12.4	12.5

(1)	Refer to Glossary on page 133 for the description of the measure.
(2)	Refer to page 17 for a discussion of non-GAAP measures.
(3)	Includes allowance for credit losses on all financial assets – loans, acceptances, off-balance sheet exposures, debt securities, and deposits with financial institutions.
(4)	Includes provision for credit losses on certain financial assets – loans, acceptances and off-balance sheet exposures.

126  |  2022 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Supplementary Data

Selected Annual Information

T82  Selected annual information

($ millions)	2022	2021	2020
Total revenue	$31,416	$31,252	$31,336
Net income attributable to:
Equity holders of the Bank	9,916	9,624	6,778
Non-controlling interests in subsidiaries	258	331	75
	$10,174	$9,955	$6,853
Basic earnings per share (in dollars)	$8.05	$7.74	$5.43
Diluted earnings per share (in dollars)	8.02	7.70	5.30
Dividend paid per common share (in dollars)	4.06	3.60	3.60
Total assets	1,349,418	1,184,844	1,136,466
Deposits	916,181	797,259	750,838

Ten-Year Statistical Review

T83  Condensed Consolidated Statement of Financial Position

As at October 31 ($ millions)	2022(1)	2021(1)	2020(1)	2019(1)	2018(1)	2017	2016	2015	2014	2013
Assets
Cash, deposits with financial institutions and Precious metals	$66,438	$87,078	$77,641	$50,429	$65,460	$65,380	$54,786	$84,477	$64,016	$62,218
Trading assets	113,154	146,312	117,839	127,488	100,262	98,464	108,561	99,140	113,248	96,489
Securities purchased under resale agreements and securities borrowed	175,313	127,739	119,747	131,178	104,018	95,319	92,129	87,312	93,866	82,533
Investment securities	110,008	75,199	111,389	82,359	78,396	69,269	72,919	43,216	38,662	34,319
Loans, net of allowance	744,987	636,986	603,263	592,483	551,834	504,369	480,164	458,628	424,309	402,215
Other(2)	139,518	111,530	106,587	102,224	98,523	82,472	87,707	83,724	71,565	65,870
	$1,349,418	$1,184,844	$1,136,466	$1,086,161	$998,493	$915,273	$896,266	$856,497	$805,666	$743,644
Liabilities
Deposits	$916,181	$797,259	$750,838	$733,390	$676,534	$625,367	$611,877	$600,919	$554,017	$517,887
Obligations related to securities sold under repurchase agreements and securities lent	139,025	123,469	137,763	124,083	101,257	95,843	97,083	77,015	88,953	77,508
Subordinated debentures	8,469	6,334	7,405	7,252	5,698	5,935	7,633	6,182	4,871	5,841
Other(2)	210,994	184,890	169,957	151,244	147,324	126,503	121,852	118,902	108,614	97,021
	1,274,669	1,111,952	1,065,963	1,015,969	930,813	853,648	838,445	803,018	756,455	698,257
Common equity	65,150	64,750	62,819	63,638	61,044	55,454	52,657	49,085	44,965	40,165
Preferred shares and other equity instruments	8,075	6,052	5,308	3,884	4,184	4,579	3,594	2,934	2,934	4,084
Non-controlling interests in subsidiaries	1,524	2,090	2,376	2,670	2,452	1,592	1,570	1,460	1,312	1,138
Total equity	74,749	72,892	70,503	70,192	67,680	61,625	57,821	53,479	49,211	45,387
	$1,349,418	$1,184,844	$1,136,466	$1,086,161	$998,493	$915,273	$896,266	$856,497	$805,666	$743,644

(1)	The amounts for the years ended October 31, 2018 to October 31, 2022 have been prepared in accordance with IFRS 9; prior period amounts have not been restated.
(2)	The amounts for the years ended October 31, 2020 to October 31, 2022 have been prepared in accordance with IFRS 16; prior year amounts have not been restated.

T84  Condensed Consolidated Statement of Income

For the year ended October 31 ($ millions)	2022	2021	2020	2019	2018	2017	2016	2015	2014	2013
Revenue
Net interest income(1)(2)	$18,115	$16,961	$17,320	$17,177	$16,191	$15,035	$14,292	$13,092	$12,305	$11,350
Non-interest income(1)(3)	13,301	14,291	14,016	13,857	12,584	12,120	12,058	10,957	11,299	9,949
Total revenue	31,416	31,252	31,336	31,034	28,775	27,155	26,350	24,049	23,604	21,299
Provision for credit losses(1)	1,382	1,808	6,084	3,027	2,611	2,249	2,412	1,942	1,703	1,288
Non-interest expenses(2)(3)	17,102	16,618	16,856	16,737	15,058	14,630	14,540	13,041	12,601	11,664
Income before taxes	12,932	12,826	8,396	11,270	11,106	10,276	9,398	9,066	9,300	8,347
Income tax expense	2,758	2,871	1,543	2,472	2,382	2,033	2,030	1,853	2,002	1,737
Net income	$10,174	$9,955	$6,853	$8,798	$8,724	$8,243	$7,368	$7,213	$7,298	$6,610
Net income attributable to non-controlling interests in subsidiaries	258	331	75	408	176	238	251	199	227	231
Net income attributable to equity holders of the Bank	$9,916	$9,624	$6,778	$8,390	$8,548	$8,005	$7,117	$7,014	$7,071	$6,379
Preferred shareholders and other equity instrument holders	260	233	196	182	187	129	130	117	155	217
Common shareholders	$9,656	$9,391	$6,582	$8,208	$8,361	$7,876	$6,987	$6,897	$6,916	$6,162

(1)	The amounts for the years ended October 31, 2018 to October 31, 2022 have been prepared in accordance with IFRS 9; prior year amounts have not been restated.
(2)	The amounts for the years ended October 31, 2020 to October 31, 2022 have been prepared in accordance with IFRS 16; prior year amounts have not been restated.
(3)	The amounts for the years ended October 31, 2019 to October 31, 2022 have been prepared in accordance with IFRS 15; prior year amounts have not been restated.

2022 Scotiabank Annual Report  |  127

Management’s Discussion and Analysis

T85  Consolidated Statement of Changes in Equity

For the year ended October 31 ($ millions)	2022	2021	2020	2019	2018	2017	2016
Common shares
Balance at beginning of year	$18,507	$18,239	$18,264	$18,234	$15,644	$15,513	$15,141
Issued	706	268	59	255	2,708	313	391
Purchased for cancellation	(506)	–	(84)	(225)	(118)	(182)	(19)
Balance at end of year	$18,707	$18,507	$18,239	$18,264	$18,234	$15,644	$15,513
Retained earnings
Balance at beginning of year	51,354	46,345	44,439	41,414	38,117	34,752	31,316
IFRS adjustment	–	–	–	(58)	(564)	–	–
Restated balances	51,354	46,345	44,439	41,356	37,553	34,752	31,316
Net income attributable to common shareholders of the Bank	9,656	9,391	6,582	8,208	8,361	7,876	6,987
Common dividends	(4,858)	(4,371)	(4,363)	(4,260)	(3,985)	(3,668)	(3,468)
Purchase of shares for cancellation and premium on redemption	(2,367)	–	(330)	(850)	(514)	(827)	(61)
Other	(24)	(11)	17	(15)	(1)	(16)	(22)
Balance at end of year	$53,761	$51,354	$46,345	$44,439	$41,414	$38,117	$34,752
Accumulated other comprehensive income (loss)
Balance at beginning of year	(5,333)	(2,125)	570	992	1,577	2,240	2,455
IFRS adjustment	–	–	–	–	51	–	–
Restated balances	(5,333)	(2,125)	570	992	1,628	2,240	2,455
Cumulative effect of adopting new accounting policies	–	–	–	–	–	–	–
Other comprehensive income (loss)	(1,564)	(3,134)	(2,668)	(422)	(693)	(663)	(215)
Other	(269)	(74)	(27)	–	57	–	–
Balance at end of year	$(7,166)	$(5,333)	$(2,125)	$570	$992	$1,577	$2,240
Other reserves
Balance at beginning of year	222	360	365	404	116	152	173
Share-based payments(3)	10	7	5	7	6	8	7
Other	(384)	(145)	(10)	(46)	282	(44)	(28)
Balance at end of year	$(152)	$222	$360	$365	$404	$116	$152
Total common equity	$65,150	$64,750	$62,819	$63,638	$61,044	$55,454	$52,657
Preferred shares and other equity instruments
Balance at beginning of year	6,052	5,308	3,884	4,184	4,579	3,594	2,934
Net income attributable to preferred shareholders and other equity instrument holders of the Bank	260	233	196	182	187	129	130
Preferred and other equity instrument dividends	(260)	(233)	(196)	(182)	(187)	(129)	(130)
Issued	2,523	2,003	1,689	–	300	1,560	1,350
Redeemed	(500)	(1,259)	(265)	(300)	(695)	(575)	(690)
Balance at end of year	$8,075	$6,052	$5,308	$3,884	$4,184	$4,579	$3,594
Non-controlling interests
Balance at beginning of year	2,090	2,376	2,670	2,452	1,592	1,570	1,460
IFRS adjustment	–	–	–	–	(97)	–	–
Restated balances	2,090	2,376	2,670	2,452	1,495	1,570	1,460
Net income attributable to non-controlling interests	258	331	75	408	176	238	251
Distributions to non-controlling interests	(115)	(123)	(148)	(150)	(199)	(133)	(116)
Effect of foreign exchange and others	(709)	(494)	(221)	(40)	980	(83)	(25)
Balance at end of year	$1,524	$2,090	$2,376	$2,670	$2,452	$1,592	$1,570
Total equity at end of year	$74,749	$72,892	$70,503	$70,192	$67,680	$61,625	$57,821

(1)	Includes retrospective adjustments primarily related to foreign currency translation on Allowance for Credit Losses with respect to periods prior to 2013 ($152).
(2)	To reflect the adoption of the own credit risk provisions of IFRS 9 pertaining to financial liabilities designated at fair value through profit or loss.
(3)	Represents amounts on account of share-based payments (refer to Note 26 in the consolidated financial statements).

T86  Consolidated Statement of Comprehensive Income

For the year ended October 31 ($ millions)	2022	2021	2020	2019	2018	2017	2016
Net income	$10,174	$9,955	$6,853	$8,798	$8,724	$8,243	$7,368
Other comprehensive income (loss), net of income taxes:
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses)	2,454	(3,520)	(2,239)	(819)	(606)	(1,259)	396
Net change in unrealized gains (losses) on available-for-sale securities (debt and equity)(1)	n/a	n/a	n/a	n/a	n/a	(55)	(172)
Net change in fair value due to change in debt instruments measured at fair value through other comprehensive income(1)	(1,212)	(600)	293	105	(252)	n/a	n/a
Net change in gains (losses) on derivative instruments designated as cash flow hedges	(4,537)	(806)	(32)	708	(361)	(28)	258
Other comprehensive income (loss) from investments in associates	(344)	37	(2)	103	66	56	31
Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability	678	1,335	(465)	(815)	318	592	(716)
Net change in fair value due to change in equity instruments designated at fair value through other comprehensive income(1)	(74)	408	(85)	95	60	n/a	n/a
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option(2)	1,444	(199)	(298)	8	(22)	(21)	(16)
Other comprehensive income (loss) from investments in associates	2	5	(8)	(10)	(7)	6	(10)
Other comprehensive income (loss)	(1,589)	(3,340)	(2,836)	(625)	(804)	(709)	(229)
Comprehensive income	$8,585	$6,615	$4,017	$8,173	$7,920	$7,534	$7,139
Comprehensive income (loss) attributable to:
Common shareholders of the Bank	$8,092	$6,257	$3,914	$7,786	$7,668	$7,213	$6,772
Preferred shareholders and other equity instrument holders of the Bank	260	233	196	182	187	129	130
Non-controlling interests in subsidiaries	233	125	(93)	205	65	192	237
	$8,585	$6,615	$4,017	$8,173	$7,920	$7,534	$7,139

(1)	The amounts for the years ended October 31, 2018 to October 31, 2022 have been prepared in accordance with IFRS 9; prior period amounts have not been restated.
(2)	In accordance with the transition requirements for the own credit risk provisions of IFRS 9, prior year comparatives have not been restated for the adoption of this standard in 2015.

128  |  2022 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Supplementary Data

2015		2014	2013

$15,231		$14,516	$13,139
104		771	1,377
(194)		(56)	–
$15,141		$15,231	$14,516

28,609		25,315	21,978
–		(247)	(203)
28,609		25,068	21,775
6,897		6,916	6,162
(3,289)		(3,110)	(2,858)
(761)		(264)	–
(140	)(1)	(1)	(11)
$31,316		$28,609	$25,068

949		545	(31)
–		(157)	(714)
949		388	(745)
(5	)(2)	–	–
1,511		561	1,133
–		–	–
$2,455		$949	$388

176		193	166
14		30	36
(17)		(47)	(9)
$173		$176	$193
$49,085		$44,965	$40,165

2,934		4,084	4,384
117		155	217
(117)		(155)	(217)
–		–	–
–		(1,150)	(300)
$2,934		$2,934	$4,084

1,312		1,155	1,743
–		(17)	(797)
1,312		1,138	946
199		227	231
(86)		(76)	(80)
35		23	41
$1,460		$1,312	$1,138
$53,479		$49,211	$45,387

2015	2014	2013
$7,213	$7,298	$6,610

1,855	889	346
(480)	(38)	110
n/a	n/a	n/a
55	(6)	93
(9)	60	20

(1)	(320)	563
n/a	n/a	n/a
15	n/a	n/a
1	(2)	–
1,436	583	1,132
$8,649	$7,881	$7,742

$8,408	$7,477	$7,298
117	155	217
124	249	227
$8,649	$7,881	$7,742

2022 Scotiabank Annual Report  |  129

Management’s Discussion and Analysis

T87  Other statistics

For the year ended October 31	2022	2021	2020	2019	2018	2017	2016
Operating performance
Basic earnings per share ($)	8.05	7.74	5.43	6.72	6.90	6.55	5.80
Diluted earnings per share ($)	8.02	7.70	5.30	6.68	6.82	6.49	5.77
Return on equity (%)(1)	14.8	14.7	10.4	13.1	14.5	14.6	13.8
Productivity ratio (%)(1)	54.4	53.2	53.8	53.9	52.3	53.9	55.2
Return on assets (%)(1)	0.79	0.86	0.59	0.83	0.92	0.90	0.81
Net interest margin (%)(2)	2.20	2.23	2.27	2.44	2.46	2.46	2.38
Capital measures(1)(3)
Common Equity Tier 1 (CET1) capital ratio (%)	11.5	12.3	11.8	11.1	11.1	11.5	11.0
Tier 1 capital ratio (%)	13.2	13.9	13.3	12.2	12.5	13.1	12.4
Total capital ratio (%)	15.3	15.9	15.5	14.2	14.3	14.9	14.6
Leverage ratio (%)	4.2	4.8	4.7	4.2	4.5	4.7	4.5
Common share information
Closing share price ($) (TSX)	65.85	81.14	55.35	75.54	70.65	83.28	72.08
Number of shares outstanding (millions)	1,191	1,215	1,211	1,216	1,227	1,199	1,208
Dividends paid per share ($)	4.06	3.60	3.60	3.49	3.28	3.05	2.88
Dividend yield (%)(1)(4)	5.1	5.2	5.8	4.9	4.2	4.0	4.7
Price to earnings multiple (trailing 4 quarters)(1)	8.2	10.5	10.2	11.2	10.2	12.7	12.4
Book value per common share ($)(1)	54.68	53.28	51.85	52.33	49.75	46.24	43.59
Other information
Average total assets ($ millions)	1,281,708	1,157,213	1,160,584	1,056,063	945,683	912,619	913,844
Number of branches and offices	2,384	2,518	2,618	3,109	3,095	3,003	3,113
Number of employees	90,979	89,488	91,447	101,380	97,021	87,761	88,901
Number of automated banking machines	8,610	8,610	8,791	9,391	9,029	8,140	8,144

(1)	Refer to Glossary on page 133 for the description of the measure.
(2)	Refer to page 17 for a discussion of non-GAAP measures.
(3)	Regulatory capital ratios are determined in accordance with Basel III rules.
(4)	Based on the average of the high and low common share price for the year.

130  |  2022 Scotiabank Annual Report

Management’s Discussion and Analysis    |    Supplementary Data

2015	2014	2013

5.70	5.69	5.15
5.67	5.66	5.11
14.6	16.1	16.6
54.2	53.4	54.8
0.84	0.92	0.88
2.39	2.39	2.31

10.3	10.8	9.1
11.5	12.2	11.1
13.4	13.9	13.5
4.2	n/a	n/a

61.49	69.02	63.39
1,203	1,217	1,209
2.72	2.56	2.39
4.4	3.8	4.1
10.8	12.1	12.3
40.80	36.96	33.23

860,607	795,641	748,901
3,177	3,288	3,330
89,214	86,932	86,690
8,191	8,732	8,471

2022 Scotiabank Annual Report  |  131